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MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

We cordially invite you to attend a special meeting of shareholders of Waypoint Financial Corp. to be held at 9:00 a.m., local time on December 22, 2004, at Wyndham Harrisburg-Hershey, 4650 Lindle Road, Harrisburg, Pennsylvania. At the special meeting you will be asked to approve an agreement and plan of merger pursuant to which Waypoint will merge with and into Sovereign Bancorp, Inc.

If the proposed merger is completed, you may elect to receive for each share of Waypoint common stock you own either $28.00 in cash or 1.262 shares of Sovereign common stock. You may elect to receive all cash, all Sovereign common stock or a combination of cash and Sovereign common stock for your shares of Waypoint common stock, subject to the limitations described in the next paragraph.

In general, elections will be limited by the requirement that 70% of the shares of outstanding Waypoint common stock be exchanged for Sovereign common stock and 30% of the shares of outstanding Waypoint common stock be exchanged for cash. Therefore, the actual allocation of cash and shares of Sovereign common stock you receive will depend on the elections of other Waypoint shareholders and may be different from what you elect. The federal income tax consequences of the transaction to you will depend on the value and form of the consideration you receive in exchange for your shares of Waypoint common stock. You will receive a separate mailing that will contain instructions for making your election.

Sovereign common stock trades on the New York Stock Exchange under the trading symbol “SOV.” Waypoint common stock trades on the NASDAQ National Market under the trading symbol “WYPT.” On March 8, 2004, the last full trading day before the public announcement of execution of the merger agreement, and on November 4, 2004, the latest practicable trading day before the printing of this document, the closing sales prices for Sovereign common stock and Waypoint common stock were as follows:

	Sovereign Closing Sales Price	Waypoint Closing Sales Price

March 8, 2004	$22.04	$24.76
November 4, 2004	$22.04	$27.93

The market prices of Sovereign common stock and Waypoint common stock will fluctuate between now and the closing of the transaction. We urge you to obtain current market quotations for Sovereign and Waypoint common stock.

We cannot complete the transaction unless the holders of a majority of the votes cast at a special meeting of Waypoint shareholders vote to approve the merger agreement.

The board of directors of Waypoint unanimously approved the transaction and recommends that you vote “FOR” the transaction. All shareholders of Waypoint are invited to attend the special meeting in person. However, whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to ensure that your shares will be voted.

The attached document provides you with detailed information about the proposed merger. Please read this document carefully. Please give particular attention to the discussion on page 22 for risk factors relating to the transaction which you should consider.

You should retain this document in connection with making your election to receive cash, Sovereign common stock or a combination of cash and Sovereign common stock for your shares of Waypoint common stock.

Sincerely,

Charles C. Pearson, Jr. Chairman of the Board of Directors Waypoint Financial Corp.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. These securities are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by any federal or state governmental agency.

This document is dated November 5, 2004, and was first mailed to shareholders of Waypoint on or about November 9, 2004.

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References to Additional Information

This document incorporates important business and financial information about Sovereign and Waypoint from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to Sovereign and Waypoint that are incorporated by reference in this document through the SEC website at http://www.sec.gov or by requesting them in writing or by telephone from the appropriate company:

Sovereign Bancorp, Inc.	Waypoint Financial Corp.

Investor Relations	Shareholder Relations
1130 Berkshire Boulevard	235 North Second Street
Wyomissing, Pennsylvania 19610	P.O. Box 1711
Telephone: (800) 628-2673	Harrisburg, PA 17105-1711
Telephone: (717) 909-2251

If you would like to request documents, please do so by December 10, 2004 to receive them before the special meeting.

For further information concerning where you can find information about Sovereign and Waypoint, see “Where You Can Find More Information” on page 101.

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Waypoint Financial Corp.
235 North Second Street
Harrisburg, PA 17101

____________

Notice of Special Meeting Of Shareholders

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Waypoint Financial Corp. will be held 9:00 a.m., local time, on December 22, 2004 at the Wyndham Harrisburg-Hershey, 4650 Lindle Road, Harrisburg, Pennsylvania for the following purposes:

•
To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of March 8, 2004, between Sovereign Bancorp, Inc. and Waypoint Financial Corp., which provides, among other things, for the acquisition of Waypoint by Sovereign through the merger of Waypoint with and into Sovereign and the conversion of each share of Waypoint common stock outstanding immediately prior to the merger into either $28.00 in cash or 1.262 shares of Sovereign common stock, all as described in the accompanying document.

•	To consider and vote upon a proposal to adjourn the meeting, if necessary, if more time is needed to solicit proxies.

•	To transact such other business as may properly come before the meeting.

The board of directors of Waypoint has fixed the close of business on October 18, 2004 as the record date for determining shareholders entitled to notice of, and to vote at, the special meeting.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the special meeting, the board of directors of Waypoint urges you to complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope. This will not prevent you from voting in person at the special meeting but will assure that your vote is counted if you are unable to attend. If you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder in order to vote personally at the special meeting.

By Order of the Board of Directors,

Richard C. Ruben Executive Vice President and Corporate Secretary

Harrisburg, Pennsylvania
November 5, 2004

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ii

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iii

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QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

Q:	What am I being asked to vote on?

A:	You are being asked to vote on the merger agreement between Sovereign and Waypoint.

Q:	How does the Waypoint board of directors recommend I vote on the proposal?

A:	The Waypoint board unanimously recommends that you vote “FOR” the proposal to approve the merger agreement.

Q:	What will I receive in the transaction?

A:
If the merger agreement is approved and subsequently completed, you may elect to receive, for each share of Waypoint common stock that you own, either 1.262 shares of Sovereign common stock or $28.00 in cash. You may elect to receive all cash, all Sovereign common stock or a combination of cash and Sovereign common stock for your shares of Waypoint common stock, subject to allocation procedures designed to ensure that 70% of the outstanding shares of Waypoint common stock will be converted into the right to receive Sovereign common stock and 30% will be converted into the right to receive cash.

Q:	What are the tax consequences of the transaction to Waypoint shareholders?

A:
In general, for United States federal income tax purposes, if Waypoint shareholders receive solely cash in exchange for their shares of Waypoint common stock in the transaction, they will recognize gain or loss in an amount equal to the difference between the cash received and their adjusted tax basis in their Waypoint common stock. If Waypoint shareholders receive solely Sovereign common stock in exchange for their shares of Waypoint common stock, they generally will not recognize any gain or loss for United States federal income tax purposes. However, Waypoint shareholders will have to recognize gain or loss in connection with cash received in lieu of fractional shares of Sovereign common stock. If Waypoint shareholders receive a combination of cash and Sovereign common stock in the transaction, they generally will not recognize loss but will recognize gain, if any, on the shares exchanged to the extent of the lesser of (1) any cash received and (2) the amount of cash and the fair market value of the Sovereign common stock the shareholder receives less the shareholder’s adjusted tax basis in the shares of Waypoint common stock surrendered in the transaction. This tax treatment may not apply to all Waypoint shareholders.

Q:	How do I vote?

A:
If your shares are registered in your own name, you may vote in person at the meeting or by returning your completed proxy card in the enclosed postage-paid envelope. If you return your signed proxy card, your shares will be voted in accordance with your instructions. If you return your signed proxy card, but do not designate how you wish to vote, your shares will be voted “FOR” each proposal.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:
Maybe. Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker. Without instructions, your shares will not be voted on the merger agreement.

Q:	When will I receive shares of Sovereign common stock or cash?

A:
Shortly after the transaction is completed, the exchange agent will allocate cash and Sovereign common stock among Waypoint shareholders, consistent with their elections and the allocation and proration procedures in the merger agreement. Your shares of Sovereign common stock and/or cash will be sent to you after the allocation is completed.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:
Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the Secretary of Waypoint stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card with a later date. Third, you may vote in person at the special meeting, provided you deliver your ballot in person or deliver a written revocation to the Secretary of Waypoint prior to the voting of such proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

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Q:	Should I send in my stock certificates now?

A:
No. After the special meeting and approximately one to three months before the transaction is completed, you will receive a form of election on which you will indicate the form of merger consideration you wish to receive for your Waypoint common stock. Please retain this document in connection with making your election to receive cash, Sovereign common stock, or a combination of cash and Sovereign common stock for your shares of Waypoint common stock. You will have until the election date, which is two business days before the closing of the transaction, to return the completed and signed form of election, together with the certificates that represent the stock of Waypoint.

Q:	When do you expect to complete the transaction?

A:
We expect to complete the transaction on or about January 21, 2005. In addition to the approval of Waypoint shareholders, we must also obtain regulatory approval from the Office of Thrift Supervision. We expect to receive all necessary approvals no later than December 15, 2004.

Q:	What if I fail to instruct my broker, bank or other nominee?

A:
If you fail to instruct your broker, bank or other nominee to vote your shares, your broker, bank or other nominee may submit an unvoted proxy. The resulting broker “non-vote” will be counted toward a quorum at the special meeting only if the shares are voted on an issue other than a procedural motion.

Q:	Whom should I call with questions or to obtain additional copies of this document?

A:	You should contact either:

Sovereign Bancorp, Inc. 1130 Berkshire Boulevard Wyomissing, Pennsylvania 19610 Attention: Investor Relations Department Telephone: (800) 628-2673

Waypoint Financial Corp. 235 North Second Street P.O. Box 1711 Harrisburg, PA 17105 Attention: Shareholder Relations Telephone: (717) 909-2251

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SUMMARY

This summary highlights selected information from this document. It does not contain all of the information that may be important to you. We urge you to read carefully this entire document and the attached annexes and the other documents to which we refer you for a more complete understanding of the transaction. In addition we incorporate by reference important business and financial information about Sovereign and Waypoint into this document. You may obtain the information incorporated by reference in this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 101. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Special Meeting

Special Meeting to be Held December 22, 2004 (Page 27)

Waypoint will hold a special meeting of shareholders on , Wednesday, December 22, 2004, at 9:00 a.m., local time, at the Wyndham Harrisburg-Hershey, 4650 Lindle Road, Harrisburg, Pennsylvania.

Matters to be Considered at the Special Meeting (Page 27)

At the meeting, you will vote on a proposal to approve and adopt the merger agreement and on a proposal to adjourn the meeting to solicit additional proxies, if necessary, in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement and any other business that properly arises.

Record Date Set at October 18, 2004; One Vote Per Share of Waypoint Stock (Page 27)

If you own shares of Waypoint common stock at the close of business on October 18, 2004, you are entitled to vote at the special meeting. You will have one vote at the meeting for each share of Waypoint common stock you owned on October 18, 2004.

On October 18, 2004, there were 33,489,529 shares of Waypoint common stock outstanding.

The Merger

We Propose that Waypoint Merge into Sovereign (Page 35)

Sovereign and Waypoint entered into a merger agreement dated as of March 8, 2004. The merger agreement provides for the merger of Waypoint with and into Sovereign, with Sovereign as the surviving corporation. A copy of the merger agreement is attached to this document as Annex A and is incorporated herein by reference.

Majority of Votes Cast at the Special Meeting Required to Approve the Merger Agreement (Page 27)

        Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the votes cast by Waypoint shareholders at the special meeting. The directors and executive officers of Waypoint and their affiliates together beneficially own and are entitled to vote about 8.5% of the shares entitled to be cast at the meeting. Directors and executive officers of Waypoint have agreed to vote the shares they own or over which they exercise voting control in favor of the merger agreement. In addition, as of the record date, the trust department of Waypoint Bank held 2,704,373 shares of Waypoint common stock as fiduciary for certain trusts, estates and agency accounts that beneficially own the shares. Waypoint Bank has voting power as to 519,062 of these shares and, subject to the provisions of

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governing instruments and/or in accordance with applicable provisions of fiduciary law, we anticipate that these shares will be voted in favor of the transaction.

Brokers who hold shares of Waypoint common stock as nominees will not have authority to vote such shares on the transaction unless shareholders provide voting instructions.

Approval of the merger agreement by Sovereign’s shareholders is not required.

What You Will Receive in the Transaction (Page 48)

Subject to the restrictions described below, you may elect to receive in exchange for each of your shares of Waypoint common stock, either:

•	$28.00 per share in cash; or

•	1.262 shares of Sovereign common stock.

You may choose to exchange some or all of your shares for cash and some or all of your shares for Sovereign common stock subject to the limitations described below. You will receive an election form between one and three months prior to the closing of the transaction in order to make this election. You should retain this document in connection with making your election to receive cash, Sovereign common stock or a combination of cash and Sovereign common stock for your shares of Waypoint common stock. You will have until the date specified in the election form, which will be approximately two business days before the closing of the transaction, to make your election and return your election form. If you do not return a properly completed election form by the election deadline, you will be deemed to have made an election to receive cash for such number of shares of Waypoint common stock that, when combined with the shares of holders who have elected to receive cash, does not exceed 30% of the outstanding shares of Waypoint common stock, and an election to receive Sovereign common stock for the remainder of your Waypoint shares. Complete information on the election procedure can be found in the section entitled “The Merger Agreement—Election and Exchange Procedure” on page 58.

You should note that, in general, if and to the extent that you receive cash, the value of the consideration you will receive is fixed at $28.00 per share of Waypoint common stock. However, if you receive Sovereign common stock as consideration, or a combination of Sovereign common stock and cash, the value of the stock consideration will not be determined until closing and may be higher or lower than $28.00 per share of Waypoint common stock.

The anticipated time period between the time when you will be able to make your election as to the form of merger consideration that you wish to receive and the closing of the transaction is approximately one to three months, depending on when election forms are first mailed. The election must be made, and the election form returned, no later than the date specified in the election form, which will be approximately two business days before the closing of the transaction.

Additionally, except under certain circumstances, the holders of 30% of the outstanding shares of Waypoint common stock will receive cash consideration and the holders of 70% of the outstanding shares of Waypoint common stock will receive Sovereign common stock. In the event that the holders of more than 30% of the outstanding shares of Waypoint common stock elect to receive cash, those persons will receive a portion of their merger consideration in the form of shares of Sovereign common stock. Similarly, if the holders of more than 70% of the outstanding shares of Waypoint common stock elect to receive shares of Sovereign common stock, those persons will receive a portion of their merger consideration in the form of cash. Thus, you may not receive exactly the form of consideration that you elect and you may receive a pro rata amount of cash and Sovereign common stock even if you elect to receive all cash or all stock. See “The Merger Agreement—Election and Exchange Procedure” and “The Merger Agreement—Limits on Cash and Stock Consideration and Allocation Rules” on pages 58 and 57, respectively.

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Waypoint shareholders who would otherwise be entitled to a fraction of a whole share of Sovereign common stock will instead receive an amount in cash equal to the product of such fraction multiplied by the average closing sales price of Sovereign common stock for the ten consecutive trading days ending on the day immediately prior to the effective date of the merger.

Based on Sovereign’s closing sales price of $22.04 on March 8, 2004, its closing sales price of $22.04 on November 4, 2004 and the exchange ratio of 1.262 shares of Sovereign common stock per share of Waypoint common stock, the tables below show the consideration that a Waypoint shareholder would receive, based on the values on those dates, for 100 shares of Waypoint common stock assuming the shareholder elects to receive 100% stock, 100% cash or 50% cash and 50% shares of Sovereign common stock as consideration and no proration occurs.

	Consideration to be Received as of March 8, 2004 by a Waypoint Shareholder Who Owns 100 Shares of Waypoint and No Proration Occurs

	Number of Sovereign Shares to be Received	Value of Sovereign Shares to be Received(1)	Cash Consideration		Total Value to be Received

100% Stock Election	126	$2,777.04	$4.41	(2)	$2,781.45
100% Cash Election	0	0.00	2,800.00		2,800.00
50% Stock and 50% Cash Election	63	1,388.52	1,402.20	(3)	2,790.72

(1)	Based on the closing sales price of $22.04 on March 8, 2004.

(2)	Includes $4.41 of cash in lieu of a fractional share of Sovereign common stock.

(3)	Includes $2.20 of cash in lieu of a fractional share of Sovereign common stock.

	Consideration to be Received as of November 4, 2004 by a Waypoint Shareholder Who Owns 100 Shares of Waypoint Common Stock and No Proration Occurs

	Number of Sovereign Shares to be Received	Value of Sovereign Shares to be Received(1)	Cash Consideration		Total Value to be Received

100% Stock Election	126	$2,777.04	$4.41	(2)	$2,781.45
100% Cash Election	0	0.00	2,800.00		2,800.00
50% Stock and 50% Cash Election	63	1,388.52	1,402.20	(3)	2,790.72

(1)	Based on the closing sales price of $22.04 on November 4, 2004.

(2)	Includes $4.41 of cash in lieu of a fractional share of Sovereign common stock.

(3)	Includes $2.20 of cash in lieu of a fractional share of Sovereign common stock.

Our Board of Directors Unanimously Recommends Shareholder Approval (Page 35)

The Waypoint board of directors believes that the merger transaction is in the best interests of Waypoint and its shareholders and unanimously recommends that you vote “FOR” approval of the transaction.

In determining whether to approve the merger, Waypoint’s board of directors consulted with its senior management and legal and financial advisors. In arriving at its determination, the Waypoint board of directors also considered a number of factors, including the following material factors:

•
The terms of the merger agreement and the transactions contemplated by the merger, the historical trading ranges for Sovereign common stock and the consideration to be received by Waypoint shareholders in the transaction. The board noted, in particular, that the $28.00 consideration to be received by Waypoint shareholders in the transaction reflected approximately a 13.1% premium for shareholders over the $24.76 closing price of Waypoint common stock on

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March 8, 2004, the day that the Waypoint board approved the transaction, and a 29.1% premium over the $21.69 closing price of Waypoint common stock on December 31, 2003.

•
The business and prospects of Sovereign, including its prior experience acquiring banks, the fact that Sovereign did not have a substantial presence in Waypoint’s traditional market areas, the economic vitality of the other market areas served by Sovereign and the opportunities presented by customer demand in those market areas.

•	The alternatives of Waypoint continuing as an independent community-focused banking company or combining with other potential merger partners, as compared to the effect of Waypoint combining with Sovereign pursuant to the merger agreement, and the determination that the merger transaction with Sovereign presented the best opportunity for maximizing shareholder value and achieving Waypoint’s other strategic goals.

See “The Transaction — Reasons for the Transaction: Waypoint’s Board of Directors” beginning on page 33 for a more extensive description of the factors considered by our board of directors.

Consideration Is Fair From A Financial Point of View According to Our Financial Advisor (Page 37)

The Waypoint board of directors received an oral opinion of its financial advisors, Ryan Beck & Co., Inc., that, as of March 8, 2004, the merger consideration in the transaction is fair from a financial point of view to Waypoint shareholders. Ryan Beck’s oral fairness opinion has been confirmed as of March 8, 2004 in written form and is attached to this document as Annex C. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Ryan Beck in providing its opinion. The opinion of Ryan Beck is directed to the Waypoint board and does not constitute a recommendation to any shareholder as to any matters relating to the transaction. Waypoint has agreed to pay Ryan Beck an advisory fee in connection with the transaction of approximately $8.7 million, of which $2.9 million has been paid and the balance of which is contingent, and payable, upon closing of the transaction. Waypoint has also paid Ryan Beck a $50,000.00 retainer fee, which will be credited against that portion of the advisory fee due upon closing of the transaction. Waypoint has also agreed to reimburse certain of Ryan Beck’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Ryan Beck and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Directors and Officers May Have Interests in the Transaction That Differ from Your Interests (Page 69)

When considering the recommendation of the Waypoint board of directors, you should be aware that some officers of Waypoint and Waypoint Bank and directors of Waypoint have interests in the transaction other than their interests as shareholders. These interests include:

•
Certain executive officers and the former co-chairman of the board of directors of Waypoint have entered into agreements with Waypoint that will provide them with payments upon termination of their employment or service in connection with the transaction. In such an event, these individuals would receive, in the aggregate, payments of approximately $11,373,639. In addition, certain executive officers and directors of Waypoint have non-qualified deferred compensation arrangements. Depending on an individual’s prior election, an individual who has elected to be paid his or her nonqualified account balance upon a change in control will receive such payment within 90 days of the effective date of the transaction. The aggregate amount of the nonqualified account balances as of June 30, 2004 is $5,175,000.

•
Certain executive officers and directors hold stock options to purchase Waypoint common stock that will become fully exercisable and converted into options to purchase Sovereign common stock in connection with the transaction. The difference between the

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aggregate average exercise price and the value of the shares underlying the unexercisable options held by executive officers and directors that will vest in connection with the transaction, assuming a value of $28.00 per share of Waypoint common stock, which represents the market value of the options, is $7,375,102. In addition, certain executive officers and directors hold 134,414 shares of restricted Waypoint stock granted pursuant to a restricted stock plan, which will become 100% vested in connection with the transaction. The total value of these shares of restricted stock, assuming a value of $28.00 per share of Waypoint common stock, is $3,763,592.

•
Certain employees of Waypoint will receive a retention bonus if they remain employed by Waypoint until the completion of the transaction or, in certain cases, they continue their employment with Sovereign after the transaction until a specified date following the conversion of Waypoint’s data processing system to Sovereign’s. The aggregate amount of such bonuses that will be paid to employees of Waypoint is expected to be approximately $1,000,000.

•
On the effective date of the transaction, Sovereign will appoint David E. Zuern as the chairman of the Central Pennsylvania and Northern Maryland Division of Sovereign Bank through June 30, 2005 at a salary determined on the basis of $400,000 per year. Mr. Zuern will also receive medical and other benefits to the same extent provided to other senior executives of Sovereign during the employment period and medical coverage (or, if not available, the cost of such benefits) through June 30, 2008.

•
Sovereign Bank will enter into a three-year employment agreement with Andrew S. Samuel as the president and CEO of the Central Pennsylvania and Northern Maryland Division of Sovereign Bank commencing on the effective date of the transaction. In addition to continuing Mr. Samuel’s current base salary of $190,550, as well as certain other employee benefits and perquisites including participation in Sovereign’s short term bonus plan, the agreement shall provide for payment to Mr. Samuel on the effective date of a signing bonus of $100,000 in cash plus $350,000 in value of Sovereign restricted stock which will vest after three years. Additionally, in the event his employment is terminated in connection with a change in control of Sovereign, Mr. Samuel would be entitled to a change in control severance payment of three times his annual salary and bonus.

•
Sovereign Bank’s board of directors will be increased to include Randall A. Gross, who is currently a member of the board of directors of Waypoint. Mr. Gross will be compensated for his service as a Sovereign Bank board member, in accordance with Sovereign Bank’s compensation policy.

•
Sovereign Bank will establish an advisory board consisting of the former Waypoint directors (other than Randall A. Gross, who will become a member of the board of directors of Sovereign Bank). Each member of the advisory board (other than Charles C. Pearson, Jr., David E. Zuern, and Robert W. Pullo) will receive an annual retainer of $3,000, plus $600 per advisory board meeting attended. Sovereign has agreed to maintain the advisory board for three years following the effective date of the transaction.

•	Following the completion of the transaction, Sovereign will indemnify and provide liability insurance to former officers and directors of Waypoint.

No Dissenters’ Rights of Appraisal (Page 52)

Under Pennsylvania law, you do not have the right to dissent from the transaction and receive cash equal to the fair value of your shares of Waypoint common stock.

Important Federal Income Tax Consequences of the Transaction (Page 52)

We have structured the transaction to be treated as a reorganization for U.S. federal income tax purposes. Your federal income tax treatment will depend, primarily, on whether you exchange your Waypoint common stock (1) solely for Sovereign common stock and cash in lieu of any fractional share

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of Sovereign common stock, (2) solely for cash, or (3) for a combination of Sovereign common stock and cash. The following summary reflects the conclusions reached by Stevens & Lee, legal counsel to Sovereign, in its opinion and assumes that you hold your Waypoint common stock as a capital asset.

•
If you exchange all of your shares of Waypoint common stock solely for cash, you generally will recognize capital gain or capital loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the shares of Waypoint common stock you surrender in the exchange. However, if you own any shares of Sovereign common stock immediately after the transaction, either actually or through the constructive ownership rules of the Internal Revenue Code, part or all of the cash you receive may be treated as ordinary income.

•
If you exchange all of your shares of Waypoint common stock solely for Sovereign common stock and receive cash in lieu of a fractional share of Sovereign common stock, you will not recognize gain or loss except with respect to the cash you receive in lieu of a fractional share of Sovereign common stock.

•
If you exchange your shares of Waypoint common stock for a combination of Sovereign common stock and cash, you will recognize income or gain equal to the amount of cash you receive (not counting cash you receive in lieu of a fractional share of Sovereign common stock) or the amount of gain you realize, whichever is lower. The amount of gain you realize equals the amount of cash you receive plus the fair market value of the Sovereign common stock you receive minus your adjusted tax basis in the shares of Waypoint common stock that you surrender in the exchange. You will not recognize any loss.

In addition, if you receive cash in lieu of a fractional share of Sovereign common stock, you will recognize income, gain or loss on your receipt of that cash.

This tax treatment may not apply to everyone. Tax matters are complicated and the tax consequences of the transaction to you will depend on your individual circumstances. We urge you to contact your tax advisor to understand fully the transaction’s tax consequences to you, particularly if you intend to elect to receive a combination of Sovereign common stock and cash.

Stevens & Lee, legal counsel to Sovereign, has delivered a legal opinion to Sovereign which reflects the legal conclusions contained in this document relating solely to the tax consequences of the transaction. Stevens & Lee will reconfirm its legal opinion and deliver it to Sovereign immediately before the closing of the transaction. In addition, Rhoads & Sinon LLP, legal counsel to Waypoint, will deliver its legal opinion to Waypoint, regarding the tax consequences of the transaction immediately prior to the closing of the transaction. These opinions, however, will not bind the IRS, which could take a different view.

We Will Use the Purchase Method of Accounting for the Transaction (Page 52)

The transaction will be accounted for by Sovereign as an acquisition of Waypoint using the purchase method of accounting for a business combination in accordance with U.S. generally accepted accounting principles. Under this method of accounting, the tangible and identifiable intangible assets and liabilities of Waypoint will be recorded at their estimated fair values and, if necessary, any excess of the merger consideration paid and liabilities assumed over those amounts will be recorded by Sovereign as goodwill. Under U.S. generally accepted accounting principles, goodwill is not amortized but is measured annually for impairment, with any resulting impairment losses included in net income.

Certain Conditions Must Be Satisfied for the Transaction to Occur (Page 59)

The following conditions must be met for us to complete the transaction in addition to other customary conditions:

•	approval of the merger agreement by Waypoint shareholders;

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•	the absence of legal restraints that prevent the completion of the transaction;

•	receipt of legal opinions that the transaction will constitute a reorganization for federal income tax purposes;

•	the continuing accuracy of the parties’ representations in the merger agreement;

•	the continuing effectiveness of the registration statement filed with the SEC; and

•	listing of the shares of Sovereign common stock to be issued in the transaction on the New York Stock Exchange.

We Must Obtain Regulatory Approvals to Complete the Transaction (Page 55)

We cannot complete the transaction unless Sovereign obtains the approval of the Office of Thrift Supervision. Sovereign filed an application for approval with the OTS on September 16, 2004. Although we believe regulatory approval will be received in a timely manner, we cannot be certain when or if Sovereign will obtain it.

We Can Terminate or Amend the Merger Agreement Under Certain Circumstances (Page 65)

Sovereign and Waypoint can mutually agree at any time to terminate the merger agreement without completing the transaction. Either company can also terminate the merger agreement in the following circumstances:

•	the transaction is not completed on or prior to January 31, 2005, and the failure to complete the transaction by that date is not due to a breach of the merger agreement by the party seeking to terminate it;

•	a final denial of a required regulatory approval if the failure to obtain regulatory approval is not due to a breach of the merger agreement by the party seeking to terminate it;

•
a party has materially breached any representation, warranty or covenant in the merger agreement that would have a material adverse effect on the breaching party, and has not cured the breach within 30 days of receiving written notice of the breach; or

•	Waypoint’s shareholders do not approve the merger agreement at the special meeting.

Waypoint may terminate the merger agreement if both of the following conditions are met:

•	the average closing sales price of Sovereign common stock for the ten consecutive trading days ending on the trading day preceding the closing date is less than $18.84; and

•
the decline in the price of Sovereign common stock since March 8, 2004 is at least 15% more than the change during the same period in an index based on the stock prices of ten other bank and thrift holding companies, unless Sovereign, after receiving notice of termination from Waypoint, elects to pay additional consideration in the form of cash, Sovereign common stock or a combination of cash and Sovereign common stock so that the value of the consideration received for each share of Waypoint common stock that is exchanged for Sovereign common stock is equal to $25.20.

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Sovereign may terminate the merger agreement:

•
if Waypoint violates, in any material respect, certain covenants relating to the initiation, response or solicitation of an acquisition transaction with a party other than Sovereign or an affiliate of Sovereign;

•	if the Waypoint board of directors fails to call, give notice of or hold a meeting of shareholders to consider the transaction;

•	if the Waypoint board of directors fails to recommend or endorse the transaction to Waypoint shareholders; or

•
if the Waypoint board of directors withdraws or modifies its approval of the transaction or recommends or endorses a proposal for another acquisition transaction with a party other than Sovereign or an affiliate of Sovereign.

Generally, the company seeking to terminate cannot itself be in violation of the merger agreement.

Sovereign and Waypoint can agree to amend the merger agreement in any way, except that after approval by Waypoint shareholders at the special meeting the consideration you will receive in the transaction cannot be decreased. Either company can waive any of the requirements of the other company in the merger agreement, except that neither company can waive any required regulatory approval. Neither company intends to waive the conditions relating to the delivery of the tax opinions.

Stock Option Agreement (Page 73)

To induce Sovereign to enter into the merger agreement, Waypoint granted Sovereign an option to purchase up to 6,629,957 shares of Waypoint common stock at a price per share of $24.76; however, in no case may Sovereign acquire more than 19.9% of the outstanding shares of Waypoint common stock under the stock option agreement. Sovereign cannot exercise the option unless the transaction is not completed and one or more of the following events occur:

•	a third party acquires beneficial ownership of 15% or more of the then outstanding shares of Waypoint common stock;

•	a third party enters into or publicly announces an intention to enter into an agreement involving a business combination or acquisition involving Waypoint;

•	the board of directors of Waypoint fails to recommend the merger agreement to its shareholders, changes or withdraws its recommendation or recommends a competing proposal; or

•	a third party makes a bona fide proposal to acquire Waypoint and Waypoint then willfully takes any action likely to result in the failure of a material condition to closing or material reduction in the value of the transaction to Sovereign.

The option could have the effect of discouraging a company from trying to acquire Waypoint prior to completion of the transaction or termination of the merger agreement. We do not know of any event that has occurred as of the date of this document that would allow Sovereign to exercise the option.

The option terminates on the earlier of:

•	the effective date of the transaction; or

•	termination of the merger agreement in accordance with its terms, except that if:

•	Sovereign terminates the merger agreement as a result of an uncured breach by Waypoint which results in a material adverse effect on the assets, financial condition, or results of operations of Waypoint;

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•	Sovereign terminates the merger agreement because the effective date of the transaction does not occur by January 31, 2005, due to the failure by Waypoint to perform or observe its obligations under the merger agreement; or

•	Sovereign terminates the merger agreement because Waypoint’s board of directors withdraws or adversely changes its recommendation of the transaction or recommends a competing transaction.

Additionally, the option will automatically terminate if Sovereign elects to require Waypoint to pay a cash termination fee to Sovereign in the amount of $39,276,720 and Sovereign receives such termination fee. In no event will Sovereign be entitled both to exercise the option and require Waypoint to pay the termination fee to Sovereign.

The stock option agreement is attached to this document as Annex B.

We May be Required to Pay a Termination Fee if the Merger Agreement is Terminated Under Certain Circumstances (Page 66)

Waypoint may be required to pay to Sovereign a termination fee in the amount of $39,276,720 if:

•	Sovereign terminates the merger agreement because the board of directors of Waypoint does not hold a shareholders’ meeting to consider the transaction;

•
Sovereign terminates the merger agreement because Waypoint’s shareholders have failed to approve the merger agreement in circumstances where the board of directors has failed to publicly recommend the merger agreement or has withdrawn or modified such recommendation to Waypoint shareholders; or

•
Sovereign terminates the merger agreement because Waypoint has violated, in any material respect, certain covenants relating to the initiation or solicitation of an acquisition transaction with a party other than Sovereign or an affiliate of Sovereign, the board of directors of Waypoint fails to recommend or endorse the transaction, the board of directors of Waypoint withdraws or modifies its approval or recommendation of the transaction or recommends or endorses a proposal for an acquisition transaction with a party other than Sovereign where both (1) within 18 months from the date of such termination, Waypoint shall have entered into an agreement to engage in an acquisition transaction with a party other than Sovereign and (2) at the time of termination of the merger agreement, there shall have been a public announcement that a party other than Sovereign intended to engage in an acquisition transaction with Waypoint.

In the event the merger agreement is terminated in accordance with the foregoing, Sovereign may elect, upon written notice to Waypoint within ten business days of the termination of the merger agreement, to require Waypoint to pay the termination fee to Sovereign. If Sovereign elects to receive the termination fee, the stock option agreement will automatically terminate upon Sovereign’s receipt of the termination fee. In no event will Sovereign be entitled both to exercise the option under the stock option agreement and to require Waypoint to pay the termination fee to Sovereign.

Our Directors and Executive Officers Have Signed Voting Agreements (Page 72)

As a condition to Sovereign entering into the merger agreement, each of the directors and executive officers of Waypoint entered into an agreement with Sovereign pursuant to which each director and executive officer agreed to vote all of the shares of Waypoint common stock they own or over which they exercise voting control in favor of the merger agreement. Waypoint directors and executive officers agreed to enter into the agreements to increase the likelihood that we would complete the transaction. As of the record date of October 18, 2004, the directors and executive officers of Waypoint owned or exercised voting control over 2,832,239 shares of Waypoint common stock, representing approximately 8.5% of the shares of Waypoint common stock outstanding on that date.

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A form of voting agreement, called an affiliate letter, is Exhibit 1 to the merger agreement, which is attached to this document as Annex A.

Sovereign Will Continue As the Surviving Corporation (Page 66)

Sovereign will continue as the surviving corporation after the merger transaction is completed. The board of directors and executive officers of Sovereign will not change. On the effective date of the transaction, Sovereign will (1) appoint David E. Zuern, currently the president and chief executive officer of Waypoint, as the chairman of the Central Pennsylvania and Northern Maryland Division of Sovereign Bank through June 30, 2005, (2) appoint Andrew S. Samuel, currently the president and chief operating officer of Waypoint Bank as the president and chief executive officer of the Central Pennsylvania and Northern Maryland Division of Sovereign Bank and (3) increase the size of the board of directors of Sovereign Bank to include Randall A. Gross, who is currently a director of Waypoint.

Your Rights As a Shareholder Will Change After the Completion of the Transaction (Page 93)

If you receive Sovereign common stock as consideration for some or all of your Waypoint common stock, you will become a shareholder of Sovereign. Sovereign’s articles of incorporation and bylaws and Pennsylvania law determine the rights of Sovereign’s shareholders. The rights of shareholders of Sovereign differ in certain respects from the rights of shareholders of Waypoint.

The Companies

Sovereign Bancorp, Inc.

Sovereign Bancorp, Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102
(215) 557-4630
www.sovereignbank.com

Sovereign, a Pennsylvania business corporation, is the holding company for Sovereign Bank, a federal savings bank. At September 30, 2004, Sovereign and its subsidiaries had total consolidated assets of $55.8 billion, deposits of $33.1 billion and shareholders’ equity of $4.8 billion. The primary operating entity of Sovereign is Sovereign Bank. Sovereign Bank’s primary business consists of attracting deposits from its network of approximately 600 community banking offices, and originating small business and middle market commercial and asset-based loans, consumer and residential mortgage loans and home equity lines of credit in the communities served by those offices. Those offices are located largely in eastern Pennsylvania, New Jersey and New England.

On February 6, 2004, First Essex Bancorp, Inc., a bank holding company with assets of approximately $1.7 billion and deposits of approximately $1.3 billion, merged with and into a wholly-owned subsidiary of Sovereign in a transaction valued at approximately $520 million on the closing date. First Essex stockholders received either $48.00 in cash or 2.9250 shares of Sovereign common stock for each share of First Essex common stock that they owned. In accordance with allocation procedures described in the Sovereign/First Essex merger agreement, 50% of the outstanding shares of First Essex common stock were exchanged for cash and 50% were exchanged for Sovereign common stock. A total of approximately 12.7 million shares of Sovereign common stock were issued in the Sovereign/First Essex transaction. Upon completion of the Sovereign/First Essex transaction, 11 full service banking offices in northern Massachusetts and nine full service banking offices in southern New Hampshire were added to Sovereign Bank’s franchise.

On July 23, 2004, Seacoast Financial Services Corporation, a thrift holding company with assets of approximately $5.4 billion and deposits of approximately $3.7 billion, merged with and into Sovereign in a transaction valued at approximately $1.1 billion on the closing date. Seacoast stockholders received

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either $35 in cash or 1.594 shares of Sovereign common stock for each share of Seacoast common stock that they owned. In accordance with allocation procedures described in the Sovereign/ Seacoast merger agreement, 25% of the outstanding shares of Seacoast common stock were exchanged for cash and 75% were exchanged for Sovereign common stock.

On April 29, 2004, Seacoast completed its acquisition of Abington Bancorp, Inc. in a transaction valued at approximately $174.2 million, which added 18 banking offices to Seacoast’s existing banking franchise.

Upon completion of the Sovereign/Seacoast transaction, 62 full service banking offices in southeastern Massachusetts were added to Sovereign Bank’s franchise.

For an illustration of the pro forma effect of the Sovereign/Seacoast transaction and the Sovereign/Waypoint transaction, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” on page 76 of this document.

Waypoint Financial Corp.

Waypoint Financial Corp.
235 North Second Street
Harrisburg, Pennsylvania 17101
(717) 909-2251
www.waypointbank.com

Waypoint, a Pennsylvania business corporation, is the holding company for Waypoint Bank, a federal savings bank. At September 30, 2004, Waypoint had total consolidated assets of $5.4 billion, deposits of $2.9 billion and shareholders’ equity of $423.0 million. Waypoint Bank currently operates 66 community banking offices in ten counties in south central Pennsylvania and northern Maryland. Waypoint Bank offers a wide range of commercial and retail banking services, including personal and business checking and savings accounts, certificates of deposit, residential mortgages, consumer and commercial loans.

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Market Prices And Dividends Declared

Waypoint common stock is listed and trades on the NASDAQ National Market under the symbol “WYPT.” Sovereign common stock is listed and trades on the New York Stock Exchange under the symbol “SOV.” As of the record date for the Waypoint special meeting, there were 33,489,529 shares of Waypoint common stock outstanding, which were held by approximately 7,901 holders of record. Such number of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

This table shows for the indicated periods the high and low sale prices per share for Waypoint common stock as reported on the NASDAQ National Market and Sovereign common stock as reported on the New York Stock Exchange and dividends declared per share of Waypoint and Sovereign common stock.

	Waypoint Common Stock			Sovereign Common Stock

	Price			Price

	High	Low	Dividend Declared	High	Low	Dividend Declared

2002
First Quarter	$16.10	$13.60	$0.095	$14.38	$11.83	$0.025
Second Quarter	18.69	15.70	0.095	15.51	13.76	0.025
Third Quarter	18.20	15.43	0.095	15.62	11.85	0.025
Fourth Quarter	17.84	14.96	0.095	14.98	11.20	0.025

2003
First Quarter	$17.33	$16.47	$0.105	$14.56	$12.60	$0.025
Second Quarter	17.82	16.53	0.105	16.80	13.72	0.025
Third Quarter	20.22	16.67	0.120	19.75	15.38	0.025
Fourth Quarter	22.50	20.60	0.120	25.20	18.30	0.025

2004
First Quarter	$27.53	$21.00	$0.140	$24.75	$20.35	$0.025
Second Quarter	27.59	25.46	0.140	22.21	19.31	0.030
Third Quarter	28.20	26.10	0.140	22.49	20.35	0.030
Fourth Quarter (through November 4, 2004)	27.93	26.82	0.140	22.20	20.93	0.030

On March 8, 2004, the last full trading day before the public announcement of execution of the merger agreement, and on November 4, 2004, the latest practicable trading day before the printing of this document, the high, low and closing sales prices for Waypoint common stock and Sovereign common stock were as follows:

	March 8, 2004			November 4, 2004

	High	Low	Closing	High	Low	Closing

Waypoint common stock	$25.31	$24.70	$24.76	$27.93	$27.34	$27.93
Sovereign common stock	22.58	22.01	22.04	22.05	21.79	22.04

The market prices of Waypoint common stock and Sovereign common stock are subject to fluctuation. As a result, you are urged to obtain current market quotations for Waypoint and Sovereign shares.

Sovereign’s present dividend policy is to pay dividends at the rate of $0.03 per quarter per outstanding share of common stock and to use the remainder of its earnings to grow its business. Sovereign expects to continue paying quarterly cash dividends on Sovereign common stock after the transaction at the same rate as before the transaction. However, Sovereign cannot be certain that its

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dividend policy and rate will remain unchanged after completion of the transaction. The declaration and payment of dividends after the transaction will depend on business conditions, operating results, capital and reserve requirements and the Sovereign board of directors’ consideration of other relevant factors.

Market Value Of Securities

The following table sets forth the market value per share of Sovereign common stock, the market value per share of Waypoint common stock and the equivalent market value per share of Waypoint common stock on March 8, 2004 (the last business day preceding public announcement of the merger) and November 4, 2004 (the latest practicable trading day before the printing of this document). The equivalent market value per share of Waypoint common stock indicated in the table is shown assuming both a cash election and a stock election. The equivalent market value per share for stock elections is based upon the exchange ratio of 1.262 shares of Sovereign common stock multiplied by the closing sales price of Sovereign common stock on the specified date. The equivalent market value per share of Waypoint common stock for cash elections is the fixed cash consideration of $28.00 per share. See “THE TRANSACTION — What Waypoint Shareholders Will Receive” on page 48.

The historical market values per share of Sovereign common stock and Waypoint common stock and the historical market value of Sovereign common stock used to determine the equivalent market value per share of Waypoint common stock are the per share closing sales prices on March 8, 2004, and November 4, 2004 respectively, as reported on the NASDAQ National Market with respect to Waypoint common stock and on the New York Stock Exchange with respect to Sovereign common stock.

		Waypoint

	Sovereign Historical	Historical	Equivalent Market Value for Stock Election	Equivalent Market Value for Cash Election

March 8, 2004	$22.04	$24.76	$27.81	$28.00
November 4, 2004	22.04	27.93	27.81	28.00

Comparative Historical and Pro Forma Per Share Data

The following table shows information, for the periods indicated, about Sovereign’s and Waypoint’s historical net income per share, dividends per share and book value per share. The table also contains pro forma information that reflects the merger of Sovereign and Waypoint using the purchase method of accounting. The combined company pro forma equivalent data assumes that Sovereign completed its acquisition of Seacoast at June 30, 2004 and 75% of the outstanding shares of Seacoast common stock were exchanged for Sovereign common stock and 25% of such shares were exchanged for cash. For more information about Sovereign’s acquisition of Seacoast, see the section of this document entitled “Summary — The Companies” on page 14. The pro forma combined company and Waypoint equivalent data assumes that (1) 70% of Waypoint shares outstanding are converted into shares of Sovereign common stock at an exchange ratio of 1.262 shares of Sovereign common stock per share of Waypoint common stock and (2) 30% of Waypoint shares outstanding are exchanged for $28.00 in cash per share of Waypoint common stock. The unaudited pro forma equivalent data was obtained by multiplying the combined company pro forma information by the exchange ratio for each share of Waypoint common stock.

You should read the information in the following table in conjunction with the historical financial information and related notes contained in the annual, quarterly and other reports we have filed with the Securities and Exchange Commission. Each of Sovereign and Waypoint has incorporated its prior filings into this document by reference. For information on how to obtain the reports we have filed, please refer to the section entitled “Where You Can Find More Information” on page 101 of this document. You should not rely on the pro forma information as being indicative of the results that Sovereign will achieve in the transaction.

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	At June 30, 2004	At December 31, 2003

Book value per share:
Waypoint historical	$11.86	$12.10
Sovereign historical	12.46	11.12
Combined Company at 1.262 shares(1)	14.24	13.06
Waypoint pro forma equivalent at 1.262 shares	17.97

Tangible book value per share:
Waypoint historical	$11.23	$11.47
Sovereign historical	7.43	6.70
Combined Company at 1.262 shares(1)	8.83	7.89
Waypoint pro forma equivalent at 1.262 shares	11.14

	Six Months Ended June 30, 2004	Year Ended December 31, 2003

Cash dividends declared per share:
Waypoint historical	$0.280	$0.45
Sovereign historical	0.055	0.10
Combined Company at 1.262 shares(1)	0.055	0.10
Waypoint pro forma equivalent at 1.262 shares	0.069	0.13

Basic net income per share:
Waypoint historical	$0.48	$1.29
Sovereign historical	0.77	1.45
Combined Company at 1.262 shares(1)	0.67	1.33
Waypoint pro forma equivalent at 1.262 shares	0.85	1.68

Diluted net income per share
Waypoint historical	$0.46	$1.26
Sovereign historical	0.76	1.38
Combined Company at 1.262 shares(1)	0.66	1.27
Waypoint pro forma equivalent at 1.262 shares	0.83	1.61

(1)
Includes historical financial position and results of operations of Sovereign, adjusted to give effect to the Sovereign/Seacoast transaction and Sovereign’s transaction with Waypoint. For additional information please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” on page 76 of this document.

Selected Financial Data

The following tables show certain historical consolidated summary financial data for both Sovereign and Waypoint. We derived this information from the consolidated financial statements of Sovereign and Waypoint included in the SEC Forms 10-K and 10-Q filed by them and incorporated by reference in this document. See “WHERE YOU CAN FIND MORE INFORMATION” on page 101.

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SOVEREIGN SELECTED FINANCIAL DATA

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,

	2004	2003	2003	2002	2001		2000		1999

(Dollars in thousands, except per share data)
Selected Financial Condition Data
Total assets	$48,686,877	$41,343,137	$43,505,329	$39,590,302	$35,525,268		$33,475,314		$26,607,112
Loans, net of allowance	28,777,231	24,009,894	25,820,765	22,894,684	20,185,347		21,673,406		14,155,479
Investment securities	14,500,938	11,325,205	12,618,971	11,366,077	10,465,116		7,293,852		10,392,263
Deposits and other customer accounts	29,000,620	27,616,655	27,344,008	26,851,089	23,348,004		24,516,434		12,012,675
Borrowings and other debt obligations	15,157,017	9,507,297	12,197,603	8,829,289	8,939,770		6,240,308		12,370,109
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding junior subordinated debentures of Sovereign and minority interest-preferred securities of subsidiaries(1)	202,919	408,987	202,136	596,957	604,528		458,215		316,346
Stockholders’ equity	$3,815,190	$3,130,994	$3,260,406	$2,764,318	$2,202,481		$1,948,884		$1,821,495

Summary Statement of Operations
Total interest income	$1,014,407	$990,677	$1,929,751	$2,059,540	$2,222,475		$2,269,735		$1,607,329
Total interest expense(1)	359,552	380,820	724,123	899,924	1,168,193		1,414,924		992,673

Net interest income	654,855	609,857	1,205,628	1,159,616	1,054,282		854,811		614,656
Provision for loan losses	75,000	85,357	161,957	146,500	97,100		56,500		30,000

Net interest income after provision for loan losses	579,855	524,500	1,043,671	1,013,116	957,182		798,311		584,656
Total non-interest income	252,010	251,825	522,223	432,526	414,403		103,340		129,155
General and administrative expenses	447,730	423,915	864,509	820,107	777,285		726,090		391,837
Other expenses(1)	76,644	103,060	146,486	158,980	454,430	(11)	265,793	(11)	53,360

Income/(loss) before income taxes	307,491	249,350	554,899	466,555	139,870		(90,232)		268,614
Income tax provision (benefit)	73,910	69,320	153,048	124,570	23,049	(11)	(59,990	)(11)	89,315

Net Income/(loss)(2) (3)	$233,581	$180,030	$401,851	$341,985	$116,821		$(30,242)		$179,299

Share Data(4)
Common shares outstanding at end of period (in thousands)	306,815	291,980	293,111	261,624	247,470		226,501		225,408
Basic earnings/(loss) per share(2)(3)	$0.77	$0.69	$1.45	$1.32	$.48			$(.13)	$1.02
Diluted earnings/(loss) per share(2)(3)	$0.76	$0.64	$1.38	$1.23	$.45			$(.13)	$1.01
Common share price at end of period	$22.10	$15.65	$23.75	$14.05	$12.24		$8.13		$7.45
Dividends declared per common share	$0.055	$0.050	$.10	$.10	$.10		$.10		$.10

Selected Financial Ratios
Book value per common share(5)	$12.46	$10.72	$11.12	$10.57	$8.90		$8.60		$8.08
Dividend payout ratio(6)	7.17%	7.38%	6.99%	7.62%	21.10%		-(10)		9.54%
Return on average assets(7)	1.00%	.89%	.97%	.91%	.34%		-(10)		.75%
Return on average equity(8)	12.63%	12.69%	13.41%	13.50%	5.51%		-(10)		13.20%
Average equity to average assets(9)	7.93%	6.99%	7.24%	6.71%	6.15%		5.83%		5.67%

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(1)
Effective July 1, 2003, management elected to change its accounting policy to treat its Trust Preferred Security obligations as liabilities and the associated dividends on the trust preferred securities as interest expense. Previously, this cost was included in Other Expenses since the obligations were classified on the consolidated balance sheet as Company—Obligated Mandatorily Redeemable Preferred Securities of subsidiary trusts. Periods prior to July 1, 2003 have not been reclassified to conform to the new presentation (see Note 12 to the Consolidated Financial Statements in Sovereign’s 2003 annual report filed on Form 10-K for further discussion).

(2)
Net income includes after-tax merger-related, integration and other charges of $19.2 million ($0.06 per diluted share) in 2004, $19 million ($0.07 per diluted share) in 2003, $14 million ($0.05 per diluted share) in 2002, $170 million ($0.66 per diluted share) in 2001, $270 million ($1.20 per diluted share) in 2000 and $23 million ($0.13 per diluted share) in 1999.

(3)
Effective January 1, 2002, Sovereign adopted the provisions of Statements of Financial Accounting Standards (SFAS) Nos. 123, “Accounting for Stock Based Compensation,” and 142, “Goodwill and Other Intangible Assets.” See Notes to the Consolidated Financial Statements in Sovereign’s 2003 annual report filed on Form 10-K for further discussion regarding the impact to 2002 reported results of the change in accounting related to these pronouncements.

(4)	All per share data have been adjusted to reflect all stock dividends and stock splits.

(5)	Book value per share is calculated using stockholders’ equity divided by common shares outstanding at end of period.

(6)	Dividend payout ratio is calculated by dividing total dividends declared by net income for the period.

(7)	Return on average assets is calculated by dividing net income annualized as applicable by the average balance of total assets for the year.

(8)	Return on average equity is calculated by dividing net income annualized as applicable by the average balance of stockholders’ equity for the year.

(9)	Average equity to average assets is calculated by dividing the average balance of stockholders’ equity for the year by the average balance of total assets for the year.

(10)	These ratios are not applicable due to the net loss recognized for the year ended December 31, 2000.

(11)
In 2001, Sovereign recorded a loss of $6.5 million, net of a tax benefit of $3.5 million, associated with a debt restructuring. In 2000, Sovereign recorded a gain of $10.8 million, net of a tax provision of $5.2 million, also in connection with a debt restructuring. In prior year financial statements, these transactions had been treated as Extraordinary Items. Pursuant to the requirements of SFAS No. 145, Sovereign reclassified the effect of these debt restructurings to Other Expense with the associated tax effect included in the Income Tax Provision (Benefit) line.

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WAYPOINT SELECTED FINANCIAL DATA

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

(Dollars in thousands except per share data)
Selected Financial Condition Data:
Total assets	$5,442,856	$5,639,363	$5,329,902	$5,425,013	$5,375,981	$4,760,213	$4,368,858
Loans, net of allowance	2,491,079	2,379,562	2,397,640	2,310,106	2,462,218	2,591,527	2,439,194
Investment securities	2,612,849	2,878,814	2,587,752	2,792,112	2,552,360	1,877,581	1,648,087
Deposits and other customer accounts	2,799,987	2,581,661	2,720,915	2,453,390	2,537,269	2,625,720	2,544,598
Borrowings and other debt	2,144,391	2,459,577	2,110,681	2,414,480	2,291,987	1,625,329	1,488,390
Stockholders’ equity	$396,130	$418,561	$402,233	$452,882	$482,714	$442,398	$276,170

Summary Statement of Operations:
Total interest income	$117,646	$130,359	$250,971	$281,134	$325,474	$324,558	$284,581
Total interest expense	63,618	69,471	135,839	157,913	210,129	224,319	184,708

Net interest income	54,028	60,888	115,132	123,221	115,345	100,239	99,873
Provision for loan losses	2,803	4,485	7,513	10,840	6,996	5,070	4,840

Net interest income after provision for loan losses	51,225	56,403	107,619	112,381	108,349	95,169	95,033
Total non-interest income	24,605	20,256	42,432	38,996	29,966	15,528	16,803
Total general and administrative expense	45,078	44,342	92,185	84,907	78,826	77,195	71,487
Total other expense(1)	8,252	312	725	1,589	3,007	19,128	2,641

Income/losses before taxes	22,500	32,005	57,141	64,881	56,482	14,374	37,708
Income tax provision	7,349	9,274	15,654	18,015	17,675	3,817	9,778

Net income	$15,151	$22,731	$41,487	$46,866	$38,807	$10,557	$27,930

Share Data:
Common shares outstanding at end of period	33,402,460	33,715,805	33,247,630	36,437,316	41,135,682	40,674,191	40,230,566
Basic earnings per share(2)	$0.48	$0.68	$1.29	$1.26	$0.99	$0.27	$0.70
Diluted earnings per share(2)	$0.46	$0.66	$1.26	$1.23	$0.97	$0.27	$0.69
Common share price at end of period	$27.59	$17.22	$21.69	$16.95	$14.36	$10.48	$9.32
Dividends declared per share(2)(3)	$0.28	$0.21	$0.45	$0.38	$0.32	$0.31	$0.32

Selected Financial Ratios:
Book value per share(4)	$11.86	$12.41	$12.10	$12.43	$11.73	$10.88	$6.86
Dividend payout ratio(5)	60.9%	31.8%	35.96%	31.01%	33.19%	111.62%	43.88%
Return on average assets(6)	0.57%	0.84%	0.77%	0.89%	0.77%	0.23%	.67%
Return on average equity(7)	7.48%	10.60%	9.95%	10.04%	8.33%	3.75%	9.60%
Average equity to average assets(8)	7.56%	7.95%	7.71%	8.89%	9.21%	6.20%	6.95%
(1)
Other expense for 2004 included $4.7 million of borrowing prepayment penalties and $3.2 million of expenses associated with the proposed acquisition of Waypoint by Sovereign. Other expense for 2000 included merger expenses of $16.2 million recorded in association with the acquisition by merger of York Financial Corp. on October 17, 2000.

(2)
All per share values have been adjusted to reflect the effect of a 5% stock dividend declared July 17, 2003, and distributed August 15, 2003. In addition, all per share values have been adjusted to reflect the October 2000 exchange of 0.7667 shares of Waypoint common stock for each share of Harris Financial, Inc. common stock and 1.55 shares of Waypoint common stock for each share of York Financial Corp. common stock.

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(3)	Dividends per share for 2000 and 1999 are adjusted to exclude the effect of shares held by Harris Financial, MHC.

(4)	Book value per share is calculated using stockholders’ equity divided by common shares outstanding at end of period.

(5)	Represents cash dividends paid per share divided by net income per share.

(6)	Return on average assets is calculated by dividing net income annalized as applicable by the average balance of total assets for the year.

(7)	Return on average equity is calculated by dividing net income annalized as applicable by the average balance of stockholders’ equity for the year.

(8)	Average equity to average assets is calculated by dividing the average balance of stockholders’ equity for the year by the average balance of total assets for the year.

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Summary Selected Unaudited Pro Forma
Condensed Combined Financial Information

The following selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Statements and related notes included in this document on page 76. This information is based on the historical consolidated balance sheets and related historical consolidated statements of operations of Sovereign, Waypoint, First Essex and Seacoast (including Seacoast’s acquisition of Abington) using the purchase method of accounting for business combinations. This information is for illustrative purposes only. The companies might have performed differently had they been combined as of the dates for which information is presented. You should not rely on the summary selected unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results of Sovereign. For purposes of the following table, we have assumed that 70% of the outstanding shares of Waypoint common stock are converted into shares of Sovereign common stock at an exchange ratio of 1.262 shares of Sovereign common stock per share of Waypoint common stock and 30% of the outstanding shares of Waypoint common stock are exchanged for $28.00 in cash per share of Waypoint common stock.

You should read the information in the following table in conjunction with the historical financial information and related notes contained in the annual reports of Sovereign, Waypoint, Abington and Seacoast filed with the Securities and Exchange Commission. Both Sovereign and Waypoint have incorporated its prior filings into this document by reference. For information on how to obtain the reports filed with the Securities and Exchange Commission, please refer to “Where You Can Find More Information” on page 101 of this document. You should not rely on the pro forma information as being indicative of the results that Sovereign will achieve in or following the transaction.

	At and for the Six Months Ended June 30, 2004	For the Twelve Months Ended December 31, 2003

(dollars in thousands, except per share data)
Pro forma condensed combined income statement data:
Interest and dividend income	$1,302,631	$2,516,918
Interest expense	490,444	992,757
Net interest income	812,187	1,524,161
Provision for loan losses	82,324	186,548
Non-interest income	312,073	612,875
Non-interest expense	706,507	1,289,454
Income before income taxes	335,429	661,034
Net income	247,840	465,337

Pro forma earnings per share:
Basic	$0.67	$1.33
Diluted	$0.66	$1.27

Pro forma combined balance sheet data:
Total assets	$60,875,018
Investment securities	17,804,751
Loans, net	35,365,395
Deposits and other customer related accounts	35,464,999
Borrowings and other debt obligations	19,075,867
Total stockholders’ equity	5,304,382

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RISK FACTORS RELATING TO THE TRANSACTION

Upon completion of the transaction, you will receive shares of Sovereign common stock and/or cash in exchange for your shares of Waypoint common stock. Before deciding whether or not to approve the merger agreement, you should consider the following risks and uncertainties that are applicable to the transaction, Sovereign and Waypoint. In addition to the other information contained in or incorporated by reference into this document, you should carefully consider the following risk factors in deciding whether to vote in favor of approval of the merger agreement. You also should keep the following risk factors in mind when you read forward-looking statements in this document. Please refer to the section entitled “A Caution About Forward-Looking Statements” on page 25.

Although you will receive fixed value in terms of any cash consideration that you receive in the transaction, you will not know for sure the value of the Sovereign common stock that you may receive at the time you vote on the merger or at the time you elect to receive cash or stock and you may receive Sovereign common stock valued at less than $28.00 per share for your shares of Waypoint common stock.

You will not know the value of the Sovereign common stock you will receive in the transaction at the time you vote or at the time you make an election as to the form of consideration. We currently expect that the transaction will close on or about January 21, 2005. You will be required to make your election to receive cash or shares of Sovereign common stock prior to the closing. The actual value of the stock consideration received will be less than $28.00 per share of common stock exchanged in the transaction if the closing price of Sovereign common stock on the closing date is less than $22.18.

You may not receive the form of consideration that you elect in exchange for your shares of Waypoint common stock.

The merger agreement requires that, except under certain circumstances, 30% of the outstanding shares of Waypoint common stock will be exchanged for cash and 70% will be exchanged for Sovereign common stock. In the event that holders of more than 30% of the outstanding shares of Waypoint common stock elect to receive cash, each Waypoint shareholder who elects to receive cash will receive some shares of Sovereign common stock in addition to cash. Similarly, if the holders of more than 70% of the outstanding shares of Waypoint common stock elect to receive shares of Sovereign common stock, each Waypoint shareholder who elects to receive Sovereign common stock will receive some cash in addition to shares of Sovereign common stock. Thus, you may not receive exactly the form of consideration that you request and you may receive a combination of cash and shares of Sovereign common stock even if you request all cash or all stock.

If the Waypoint board does not terminate the merger agreement if the ten day average closing sales price of Sovereign common stock at closing is below $18.84, the value of the stock consideration you receive could be less than $25.20.

If the transaction closes at a time when the ten-day average closing sales price of Sovereign common stock is below $18.84, the consideration received by Waypoint shareholders who receive Sovereign common stock in exchange for their shares of Waypoint common stock would be less than $25.20 per share of Waypoint common stock. Waypoint has the option, but is not required, to terminate the merger agreement if the ten-day average closing sales price of Sovereign common stock is below $18.84 and the decline in the price of Sovereign common stock since March 8, 2004 is at least 15% more than the change during the same period in an index based on the stock prices of ten other bank and thrift holding companies. Waypoint’s right to terminate the merger agreement is subject to Sovereign’s right to increase the value of the consideration received by Waypoint shareholders who receive shares of Sovereign common stock so that such shareholders receive consideration having a value of $25.20 for each share of Waypoint common stock. Such increase in consideration may, at the discretion of Sovereign, be in the form of additional shares of Sovereign common stock, cash or a combination of cash and stock. Waypoint cannot predict now whether or not the Waypoint board of directors would exercise its right to terminate the merger agreement if the above conditions are met. The merger agreement does not provide for a resolicitation of Waypoint shareholders in the event that the above conditions are met and the Waypoint board nevertheless chooses to complete the transaction. Waypoint’s board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement if the above conditions are satisfied. In considering whether to exercise its right to

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terminate the merger agreement, Waypoint’s board would take into account all relevant facts and circumstances that exist at such time and would consult with its financial advisors and legal counsel.

Waypoint directors and executive officers may have interests in the transaction that differ from your interests.

Some of Waypoint’s directors and executive officers have interests in the transaction other than their interests as shareholders. For example, certain executive officers and the former co-chairman of the board of directors of Waypoint have entered into agreements with Waypoint that will provide them with change-in-control payments upon termination of their employment in connection with the transaction. Under these agreements, these executive officers and the former co-chairman will receive, in the aggregate, payments of approximately $11,373,679. Sovereign will also (1) appoint David E. Zuern as the chairman of the Central Pennsylvania and Northern Maryland Division of Sovereign Bank, (2) appoint Andrew S. Samuel as the president and chief executive officer of the Central Pennsylvania and Northern Maryland Division of Sovereign Bank and (3) increase the size of Sovereign Bank’s board of directors to include Randall A. Gross, who is currently a director of Waypoint. These and certain other additional interests of Waypoint’s directors and executive officers are described in detail in “FINANCIAL INTERESTS OF DIRECTORS AND OFFICERS” on page 69 of this document.

These payments and benefits may cause some of Waypoint’s directors and executive officers to view the proposed transaction differently than you may view it.

Difficulties in integrating past or future acquisitions could adversely affect Sovereign’s business.

Sovereign has spent and may continue to spend significant resources identifying businesses to acquire. The efficient and effective integration of any businesses Sovereign acquires into its organization is critical to its growth. Sovereign’s completed acquisition of Seacoast, its pending acquisition of Waypoint, and any future acquisitions, involve numerous risks including difficulties in integrating the culture, operations, technologies and personnel of the acquired companies, the diversion of management’s attention from other business concerns and the potential loss of customers. Failure to successfully integrate the operations of Seacoast and Waypoint could also harm Sovereign’s business, results of operations and cash flows.

Sovereign may fail to realize the anticipated benefits of the transaction and the Sovereign/Seacoast transaction.

The success of the transaction and Sovereign’s acquisition of Seacoast will depend in part on Sovereign’s ability to realize anticipated cost savings and to combine and integrate the businesses of Waypoint and Seacoast with Sovereign’s business in a manner which does not materially disrupt the existing customer relationships of Waypoint or Seacoast or result in decreased revenues, margins and net income due to loss of customers and other similar factors. Sovereign expects that it will be able to enhance revenues in each of Waypoint’s and Seacoast’s respective markets primarily through its broader product offerings. Additionally, Sovereign expects to increase core deposits in these markets. If these objectives are not met or if there is a significant adverse change in the fair value of Waypoint’s or Seacoast’s assets or liabilities prior to their respective closing dates, the anticipated benefits of these transactions may not be realized fully, or at all, or may take longer to realize than expected.

The federal income tax consequences of the transaction for Waypoint shareholders will be dependent upon the merger consideration received.

The federal income tax consequences of the transaction to you will depend upon the merger consideration received by you. In general, if you exchange your shares of Waypoint common stock solely for cash in the transaction, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the cash you receive and your adjusted tax basis in your Waypoint common stock. If you receive solely Sovereign common stock in exchange for your Waypoint common stock, you generally will not recognize any gain or loss for federal income tax purposes. However, you generally will have to recognize gain or loss in connection with cash received in lieu of fractional shares of Sovereign common stock. If you receive a combination of cash and Sovereign common stock in the transaction, you generally will not recognize loss but will recognize gain, if any, to the extent of the lesser of (1) any cash received and

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(2) the amount of cash and the fair market value of the Sovereign common stock you receive, less your adjusted tax basis in the shares of Waypoint common stock you surrender in the transaction. For a more detailed discussion of the federal income tax consequences of the transaction to you, see “The Transaction — Material Federal Income Tax Consequences” on page 52.

After the transaction is completed, shareholders of Waypoint who receive Sovereign common stock for some or all of their shares of Waypoint common stock will become shareholders of Sovereign and will have different rights that may be less advantageous than their current rights.

Upon completion of the transaction, Waypoint shareholders who receive Sovereign common stock for some or all of their shares of Waypoint common stock will become Sovereign shareholders. Differences in Waypoint’s articles of incorporation and bylaws and Sovereign’s articles of incorporation and bylaws will result in changes to the rights of Waypoint shareholders who become Sovereign shareholders. For more information, see “Comparison of the Shareholders Rights” on page 95 of this document. A shareholder of Waypoint may conclude that his, her or its current rights under Waypoint’s articles of incorporation and bylaws are more advantageous than the rights they may have as a Sovereign shareholder under Sovereign’s articles of incorporation and bylaws.

The price of Sovereign common stock might decrease after the completion of the transaction.

Following the completion of the transaction, holders of Waypoint common stock who receive shares of Sovereign common stock for some or all of their shares of Waypoint common stock will become shareholders of Sovereign. The market value of Sovereign common stock fluctuates based upon general market and economic conditions, Sovereign’s business and prospects and other factors. Thus, the value of Sovereign common stock could decline after the completion of the transaction. For example, during the 12-month period ending on November 4, 2004 (the most recent practicable date prior to the printing of this document), the closing sales price of Sovereign common stock ranged from a low of $19.31 to a high of $25.20 and ended that period at $22.04.

If the transaction is not completed, Waypoint will have incurred substantial expenses without realizing the expected benefits.

Waypoint has incurred substantial expenses in connection with the transaction, totaling approximately $3.5 million through October 31, 2004, and expects to incur additional expenses prior to completing the transaction. The completion of the transaction depends on the satisfaction of specified conditions and the receipt of regulatory approvals. We cannot guarantee that these conditions will be met. If the transaction is not completed, the transaction-related expenses incurred by Waypoint could have a material adverse impact on the financial condition of Waypoint because it would not have realized the expected benefits of the transaction.

There may be risks associated with Waypoint’s past use of Arthur Andersen as its independent auditor.

Although Waypoint dismissed Arthur Andersen, LLP, as its independent public accountant in May 2002 and engaged KPMG LLP, Waypoint’s consolidated financial statements as of and for the fiscal year ended December 31, 2001 and 2000 were audited by Arthur Andersen. In March 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. Arthur Andersen was subsequently convicted on one charge of obstruction of justice in June 2002. This document incorporates by reference financial statements of Waypoint, which have been audited by Arthur Andersen and on which Arthur Andersen has issued a report. Pursuant to Securities and Exchange Commission rules, Arthur Andersen is required to consent to such use of its report. However, the Securities and Exchange Commission has issued a temporary rule that permits use of Arthur Andersen’s report without Arthur Andersen’s consent if, after reasonable efforts, Arthur Andersen’s consent cannot be obtained.

Arthur Andersen’s former clients, including Waypoint, have been unable to obtain Arthur Andersen’s consent. Arthur Andersen has ceased practice before the Securities and Exchange Commission and is not in a position to perform any post-audit review procedures. In November 2003, Waypoint restated prior period earnings for the fiscal years 1998 through 2002 in order to reflect a correction of the accounting for certain benefit plans. Should any further event occur between the date of Arthur Andersen’s reports and the date of

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this document that could serve to make inaccurate the statement in Arthur Andersen’s reports that the financial statements of Waypoint present fairly, in all material respects, the financial position of Waypoint as of December 31, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America, an investor might be precluded from bringing a claim against Arthur Andersen, including under Section 11 of the Securities Act, for any untrue statement of a material fact contained in the consolidated financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those consolidated financial statements.

A CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward-looking statements about the transaction, Sovereign and Waypoint within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Statements containing the words “believes,” “expects,” “anticipates,” “estimates,” “plans,” “projects,” “predicts,” “intends,” “seeks,” “will,” “may,” “should,” “would,” “continues,” “hope” and similar expressions, or the negative of these terms, constitute forward-looking statements that involve risks and uncertainties. Such statements are based on current expectations and are subject to risks, uncertainties and changes in condition, significance, value and effect. These risks include those discussed in the section entitled “Risk Factors Relating to the Transaction” on page 22 of this document. Such risks, uncertainties and changes in condition, significance, value and effect could cause Sovereign’s or Waypoint’s actual results to differ materially from those anticipated events. In evaluating the merger agreement and the transaction, you should carefully consider the discussion of risks and uncertainties discussed in the section of this document entitled “Risk Factors Relating to the Transaction” on page 22.

Although each company believes its plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, it can give no assurance that its plans, intentions or expectations will be achieved. Accordingly, you should not place undue reliance on them. Waypoint shareholders are cautioned that all forward-looking statements involve risks and uncertainties and actual results may differ materially from anticipated results or those discussed elsewhere in this document as a result of various risk factors described in the section of this document entitled “Risk Factors Relating to the Transaction” on page 22. Listed below, and discussed elsewhere, are some important risks, uncertainties and contingencies that could cause each company’s actual results, performances or achievements to be materially different from the forward-looking statements made in this document, particularly if the transaction is not completed. These factors, risks, uncertainties and contingencies include, but are not limited to, the following:

•
general economic or business conditions, either nationally, regionally or in the Pennsylvania, New Jersey, Connecticut, New Hampshire, New York, Rhode Island, Maryland, Delaware or Massachusetts communities in which Sovereign, and Waypoint, as applicable, does business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

•	inflation, market and monetary fluctuations;

•	changes in the interest rate environment that may reduce interest margins or otherwise negatively affect either company;

•
Sovereign’s ability in connection with any acquisition, including the Sovereign/Seacoast transaction and the Sovereign/Waypoint transaction, to complete such acquisition and to successfully integrate assets, liabilities, customers, systems and management personnel Sovereign acquires into its operations and realize expected cost savings and revenue enhancements within expected timeframes;

•
the possibility that expected transaction-related charges are materially greater than forecasted or that final purchase price allocations based on fair value of the acquired assets and liabilities at acquisition

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date and related adjustments to yield and/or amortization of the acquired assets and liabilities are materially different from those forecasted;

•	customer loss and business disruption following the transaction, including adverse effects on relationships with employees may be greater than expected;

•	deposit attrition, customer loss or revenue loss following the transaction may be greater than expected;

•	competitive pressure among depository and other financial institutions may increase significantly;

•	Sovereign’s timely development of competitive new products and services in a changing environment and the acceptance of such products and services by customers;

•	the willingness of customers to substitute competitors’ products and vice versa;

•
the ability of Sovereign and its third party vendors to convert and maintain Sovereign’s and Waypoint’s data processing and related systems on a timely and acceptable basis and within projected cost estimates;

•
the impact of changes in financial services policies, laws and regulations, including laws, regulations, policies and practices concerning taxes, banking, capital, liquidity, proper accounting treatment, securities and insurance, and the application thereof by regulatory bodies and the impact of changes in and interpretations of generally accepted accounting principles;

•	the transaction may not close on the expected closing date or it may not close;

•	the conditions to closing, including shareholder and regulatory approval, may not be satisfied;

•	adverse changes may occur in the securities markets;

•	competitors of Sovereign may have greater financial resources and develop products and technology that enable those competitors to compete more successfully than Sovereign;

•	technological changes;

•	changes in consumer spending and savings habits;

•	terrorist attacks in the United States or upon United States interests abroad, or armed conflicts relating to these attacks;

•	armed conflicts involving the United States military;

•	regulatory or judicial proceedings;

•	changes in asset quality; and

•	Sovereign’s and Waypoint’s success in managing the risks involved in the foregoing, as applicable.

The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date of this document.

These forward-looking statements are found at various places throughout this document and the other documents incorporated by reference into this document, including the Annual Reports on Form 10-K for the year ended December 31, 2003, and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004 and June 30, 2004, for each of Sovereign and Waypoint (including any amendments to these reports). All subsequent written and oral forward-looking statements concerning the transaction or other matters addressed in this document and attributable to Sovereign or Waypoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulations, Sovereign and Waypoint undertake no obligation to update such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in the companies’ respective reports and documents filed with the Securities and Exchange Commission.

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THE SPECIAL MEETING

Date, Time and Place

Waypoint will hold a special meeting of shareholders on Wednesday, December 22, 2004, at 9:00 a.m., local time, at the Wyndham Harrisburg-Hershey, 4650 Lindle Road, Harrisburg, Pennsylvania.

Matters to be Considered at the Special Meeting

At the special meeting, Waypoint shareholders will consider and vote upon proposals to:

•	approve and adopt the merger agreement;

•	approve a proposal to adjourn the meeting if more time is needed to solicit proxies; and

•	transact any other business that may properly be brought before the special meeting.

A vote for approval of the merger agreement is a vote for approval of the acquisition of Waypoint by Sovereign and the exchange of Waypoint common stock for cash, Sovereign common stock, or a combination of cash and Sovereign common stock. Sovereign will pay cash in lieu of issuing any fractional share interests to you. If the transaction is completed, Waypoint will cease to exist as a separate legal entity.

Record Date; Stock Entitled to Vote; Quorum

You are entitled to notice of, and to vote at, the special meeting if you owned of record Waypoint common stock on October 18, 2004. As of October 18, 2004, 33,489,529 shares of Waypoint common stock were issued and outstanding and held by approximately 7,901 holders of record.

A quorum requires the presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders of Waypoint are entitled to cast on the record date.

Waypoint intends to count the following shares as present at the special meeting for the purpose of determining a quorum:

•	shares of Waypoint common stock present in person at the special meeting but not voting or abstaining on any matter;

•	shares of Waypoint common stock represented by proxy on which the shareholder has abstained on any matter; and

•	shares of Waypoint common stock represented by proxies from a broker that are voted on any issue other than a procedural motion.

Vote Required to Approve the Merger Agreement

Approval of the merger agreement requires the affirmative vote of at least a majority of the votes cast, in person or by proxy, on the merger proposal at the special meeting. Approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast in person or by proxy on the adjournment proposal at the special meeting.

You have one vote for each share of Waypoint common stock that you hold of record on each matter to be considered at the special meeting.

The directors and executive officers of Waypoint have agreed to vote all shares of Waypoint common stock that they own or over which they exercise voting control for approval and adoption of the merger agreement. As of the record date for the special meeting, directors and executive officers of Waypoint and their affiliates beneficially owned and were entitled to vote approximately 2,832,239 shares of Waypoint common stock, which represented approximately 8.5% of the shares of Waypoint common stock outstanding on the record date. In addition, as of the record date, the trust department of Waypoint Bank held 2,704,373 shares of Waypoint common stock as fiduciary for certain trusts, estates and agency accounts that beneficially own the shares. Waypoint Bank has voting power as to 519,062 of these shares and, subject to the provisions of governing instruments and/or in accordance with applicable provisions of fiduciary law, we

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anticipate that these shares will be voted in favor of the merger proposal and any proposal to adjourn the meeting if more time is needed to solicit proxies.

As of the record date, neither Sovereign nor, to the best of its knowledge, any of its directors and executive officers and their affiliates beneficially owned any shares of Waypoint common stock. Approval of the merger agreement by Sovereign shareholders is not required.

Voting of Proxies; Abstentions; Broker Non-Votes

We will vote shares represented by all properly executed proxies received in time for the special meeting in the manner specified on each proxy. We will vote properly executed proxies that do not contain voting instructions in favor of the merger agreement and in favor of the adjournment proposal. However, no proxy with instructions to vote against the merger agreement will be voted in favor of the adjournment of the special meeting.

If you abstain from voting on any proposal considered at the special meeting, we will not count the abstention as a vote “for” or “against” the proposal for purposes of the special meeting.

Under rules relating to how brokers vote shares held in brokerage accounts, brokers who hold your shares in street name cannot give a proxy to vote your shares on the merger agreement or the adjournment proposal without receiving specific instructions from you. We will not count these broker non-votes as a vote “for” or “against” the merger agreement or the adjournment proposal for purposes of the special meeting. As a result:

•
because approval of the merger agreement requires the affirmative vote of a majority of all votes cast at the special meeting, abstentions and broker non-votes will not affect the vote on the merger agreement; and

•
because approval of the adjournment proposal requires the affirmative vote of a majority of all votes cast at the special meeting, abstentions and broker non-votes will not affect the vote on the adjournment proposal.

Revocability of Proxies

If you grant a proxy, you may revoke your proxy at any time until it is voted by:

•
delivering a notice of revocation or delivering a later dated proxy to Richard C. Ruben, Executive Vice President and Corporate Secretary, Waypoint Financial Corp., 235 North Second Street, Harrisburg, Pennsylvania 17101;

•	submitting a duly executed proxy card with a later date; or

•	appearing at the special meeting and voting in person.

Attendance at the special meeting will not in and of itself revoke a proxy.

Solicitation of Proxies

Waypoint will bear the cost of the solicitation of proxies from its shareholders. Sovereign and Waypoint will share equally the cost of printing this document. Sovereign has agreed to bear the expense of any proxy solicitor engaged by Waypoint at Sovereign’s request.

Waypoint will solicit proxies by mail. In addition, the directors, officers and employees of Waypoint and its subsidiaries may solicit proxies from shareholders by telephone, electronic communication, telegram or in person. Waypoint will make arrangements with brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy solicitation material to the beneficial owners of stock held of record by those persons, and Waypoint will reimburse them for reasonable out-of-pocket expenses.

The Altman Group, Inc. will assist in the solicitation of proxies by Waypoint for a fee of $5,500 plus reasonable out-of-pocket expenses.

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You should not send in your stock certificates with your proxy card. As described below under the caption “THE MERGER AGREEMENT — Election and Exchange Procedure” on page 58, you will receive materials for exchanging shares of Waypoint common stock with a form of election before the effective date.

THE TRANSACTION

In this section of the document we describe the material features of the proposed transaction. This description, however, is not a complete statement of all provisions of the merger agreement and related documents. Copies of the merger agreement and the stock option agreement are attached to this document as Annex A and Annex B, respectively, and are incorporated by reference into this document. For a more complete description and understanding of the transaction, we urge you to read each of the merger agreement and the stock option agreement in their entirety.

General

The merger agreement provides for the acquisition of Waypoint by Sovereign through the merger of Waypoint with and into Sovereign, with Sovereign continuing as the surviving corporation. In addition, Waypoint Bank will merge into Sovereign Bank with Sovereign Bank surviving. When the transaction is completed, the board of directors of Sovereign will remain the same and the board of directors of Sovereign Bank will be increased to include Randall A. Gross, who is currently a director of Waypoint.

In the transaction, each share of Waypoint common stock will be converted into the right to receive cash or Sovereign common stock. You will receive a cash payment for any fractional shares due. Each option to acquire Waypoint common stock will be converted into an option to purchase Sovereign common stock. We currently estimate, based on the number of shares of common stock of Sovereign and Waypoint currently outstanding, and assuming that 70% of Waypoint’s shares are converted into Sovereign common stock and 30% into cash, that former Waypoint shareholders will own approximately 8.5% and Sovereign shareholders will own approximately 91.5% of the outstanding Sovereign common stock immediately after the transaction. We expect the transaction to be tax- free to the extent that you receive Sovereign common stock in exchange for your shares of Waypoint stock.

Background of the Merger

Waypoint was organized in 2000 as part of the mutual-to-stock conversion of Harris Financial, MHC and the merger of Harris Financial, Inc. and York Financial Corp. In the conversion and merger, Waypoint succeeded to the operations of Harris Financial and York Financial, and became the holding company for Harris Savings Bank and York Federal Savings and Loan Association, which merged to become Waypoint Bank. During the period since its formation, Waypoint followed a strategy during which it continued to grow as an independent community financial institution by transforming the combined operations of two thrift institutions into a single entity with a more commercial bank-like balance sheet and income composition.

This strategy was adopted and followed with the recognition that Waypoint’s ability to increase profitability and sustain shareholder value over the longer term depended on, among other things, rapidly accelerating commercial loan growth, providing new services and materially enhancing fee based income, investing heavily in technologies and branch network expansion and deploying excess capital for stock repurchases and investments. The Waypoint board of directors also was cognizant of the fact that OTS restrictions in connection with its mutual-to-stock conversion, which prohibited Waypoint from engaging in a sale or other fundamental transaction affecting Waypoint, expired in October 2003.

While the growth strategy was adopted and followed, by 2003 the Waypoint board also came to the realization that earnings growth could be slowed by a lower net interest margin due to historic balance sheet positions remaining from Waypoint’s thrift heritage. In view of the foregoing factor, the board asked Ryan Beck & Co., an investment banking firm, to prepare a valuation analysis and report with regard to Waypoint and a summary of current trends in the merger and acquisition of financial institutions for discussion at the board’s annual planning retreat on October 23, 2003.

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At the conclusion of the retreat, the board directed management, with the assistance of Ryan Beck & Co., to begin a confidential process designed to determine the level of interest and potential valuation for an acquisition of Waypoint.

Prior to commencement of the process which would have resulted in Ryan Beck & Co. soliciting preliminary expressions of interest from third parties as to a sale, Waypoint was presented with an opportunity to submit a bid to acquire another financial institution in a transaction with Waypoint as the surviving company in mid-November, 2003. At a meeting on November 23, 2003, the Waypoint board directed management to pursue the acquisition and to discontinue further actions regarding the possible sale of Waypoint pending the outcome of Waypoint’s efforts to sign a definitive agreement regarding the acquisition. In early December, 2003, Waypoint was advised that it was not the successful bidder with regard to the acquisition and that the financial institution had signed a definitive agreement to be acquired by another company.

At a regularly scheduled board meeting on December, 18, 2003, the board again discussed strategic alternatives, which included remaining independent and pursuing Waypoint’s strategic plan and soliciting indications of interest from potential acquirors. The board discussed the execution risks inherent in achieving the earnings forecasts set forth as part of Waypoint’s business plan for 2004 and 2005, the future prospects for Waypoint’s stock price, the cost of restructuring the investment portfolio to decrease leverage and improve net interest margin and the fact that pricing multiples in recently announced merger and acquisition transactions in the financial sector were near all time highs. Also in attendance at the December 18, 2003 board meeting were representatives of Ryan Beck & Co., who reviewed with the board recent merger and acquisition activity in the financial institutions industry and various scenarios involving an acquisition of Waypoint by third party financial institutions.

At the conclusion of the December 18, 2003 board meeting, the board approved the retention of Ryan Beck & Co. as financial advisor with regard to a possible sale of Waypoint and authorized Ryan Beck to solicit confidential, non-binding indications of interest from potential third party acquirors with a response date of no later than January 28, 2004.

A special meeting of the board was held on January 31, 2004 to review indications of interest to acquire Waypoint submitted to Ryan Beck as a result of the process. Ryan Beck reported that it had contacted eleven financial institutions and, of the eleven institutions contacted, six institutions signed confidentiality agreements and received informational materials regarding Waypoint. Of the six institutions which received the materials, two institutions submitted indications of interest which were in accord with the pricing and structural parameters established by Waypoint.

At the meeting, representatives of Ryan Beck reviewed each expression of interest in detail and, after thorough discussion, the board authorized Ryan Beck to enter into more formal negotiations with one of the potential acquirors and to advise the second party that Waypoint was not interested in continuing negotiations at that time. The board also authorized Ryan Beck to commence negotiations directed towards execution of a definitive acquisition agreement contingent upon a $28 purchase price in a tax-free exchange of stock, including a mechanism for protecting Waypoint’s shareholders against a downward shift in the stock price of the acquiring institution prior to closing and additional specifics on how the acquiring institution intended to provide for Waypoint’s employees, both as to benefits and severance, and the satisfactory completion of due diligence by the acquiror and Waypoint.

After the January 31, 2004 board meeting, management and Ryan Beck entered into detailed negotiations with the potential acquiror regarding price and terms for a possible merger and the acquiror conducted a due diligence review of Waypoint. At a special meeting of the Executive Committee of the board of Waypoint on February 9, 2004, David Zuern, President and CEO of Waypoint, advised the Committee that the acquiror had confirmed its indication of interest at $28 per share and that no material issues had been brought to his attention following the completion of the acquiror’s due diligence review. Mr. Zuern indicated that the primary purpose of the meeting was to review the 100% stock fixed exchange ratio at $28 per share being proposed by the potential acquiror and determine whether or not some form of downside protection could be negotiated for the Waypoint shareholders. Following discussion and advice from Ryan Beck, the Committee authorized management to negotiate a 75% stock/25% cash fixed exchange ratio at $28 per share with an

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agreement from the acquiror to increase the stock portion above 75% to accommodate an oversubscription on the stock portion or, in the alternative, to negotiate a 75% stock/25% cash fixed exchange ratio. Mr. Zuern also advised that representatives of Waypoint, Ryan Beck and Rhoads & Sinon LLP, Waypoint’s outside legal counsel, would be conducting a due diligence review of the acquiror the next day, February 10. Mr. Zuern also indicated that counsel was in the process of completing its review and negotiation of the definitive acquisition agreement and that board meetings had been scheduled for Thursday, February 12, to approve the merger and definitive agreement. The transaction, if approved, would be publicly announced after the financial markets closed on February 12.

Waypoint and its advisors successfully completed a due diligence review of the acquiror on February 10, but were advised by the acquiror on the evening of February 10 that the acquiror was reducing its offer to acquire Waypoint to a price less than $28 per share based upon its assessment of the interest rate risk inherent in Waypoint’s investment portfolio between signing of a definitive acquisition agreement and closing in the event of rising interest rates.

In light of this development, a special board meeting was called by Waypoint for February 12. At the February 12 meeting, which was attended by representatives of Ryan Beck and Rhoads & Sinon, Ryan Beck reviewed with the board possible alternatives available to Waypoint as follows: (1) to renew negotiations with the potential acquiror at a lower price, (2) to re-engage the other financial institution which had previously submitted an indication of interest in accordance with Waypoint’s pricing and structural parameters or (3) to continue to pursue Waypoint’s strategic plan as an independent community financial institution.

Ryan Beck and Waypoint executive management next reviewed for the board the indication of interest previously submitted by the other potential acquiror, Sovereign Bancorp, Inc. The Sovereign indication of interest provided for the merger of Waypoint and Waypoint Bank into Sovereign and its wholly-owned subsidiary, Sovereign Bank, in a tax-free stock exchange at a price of $28 per share. The Sovereign indication of interest also discussed the termination of the Waypoint employee stock ownership plan at the closing of the merger, the treatment of Waypoint employees following the merger and Sovereign’s strategy to operate the Waypoint franchise as an autonomous locally managed Central Pennsylvania Division of Sovereign Bank. After careful consideration of each alternative, including the potential benefits and risks, and following the recommendations of management and Waypoint’s financial advisors, the board authorized management to enter into further negotiations with Sovereign. The board also authorized management to make arrangements with Sovereign to conduct due diligence as soon as possible and to request that Sovereign provide a draft of a definitive merger agreement.

At a special meeting of the Executive Committee of the Waypoint board on February 24, 2004, Mr. Zuern advised that Sovereign had completed due diligence and, although no material problems or valuation issues were indicated, Sovereign had advised that they were not presently in a position to negotiate a definitive acquisition agreement and that they would advise Waypoint if and when they were ready to proceed. Upon the recommendation of Mr. Zuern, the Executive Committee directed Ryan Beck to advise Sovereign that Waypoint would expect a decision from Sovereign within one week as to whether Sovereign intended to proceed with the acquisition of Waypoint.

On March 1, 2004, Sovereign advised Waypoint that it intended to proceed with the Waypoint acquisition and complete negotiation of a definitive merger agreement. Negotiations continued and a special meeting of the Waypoint board was convened on March 4, 2004, to review the progress of the negotiations and status of the transaction. At the March 4 board meeting, which also was attended by representatives of Ryan Beck and Rhoads & Sinon LLP, Ryan Beck reviewed with the board the draft definitive agreement which set forth a fixed price of $28 per share in a 100% stock tax-free exchange. Representatives of Ryan Beck also indicated that Sovereign had substantially completed its due diligence and that the schedule would be to complete negotiations on a definitive agreement and related documentation over the weekend of March 6-7 and to approve the merger at another Waypoint special board meeting on Monday, March 8, 2004. The Sovereign board also intended to approve the merger on March 8 and a public announcement would be made before the opening of the financial markets on Tuesday, March 9.

At this point in the March 4 board meeting, Mr. Zuern introduced Mr. Jay S. Sidhu, Chairman, President and CEO of Sovereign, who had requested to make a presentation to the Waypoint board. Mr. Sidhu

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indicated that Sovereign was committed to completing acquisition negotiations over the weekend and to announcing a transaction to acquire Waypoint no later than March 9. Mr. Sidhu also reviewed with the board a copy of the analyst’s presentation concerning Sovereign which he had delivered to analysts earlier in the day. Mr. Sidhu also acknowledged that Sovereign would need to amend its Articles of Incorporation to increase its authorized common stock in order to complete a transaction with Waypoint, but that he did not believe obtaining shareholder approval for such amendment would present a problem and that Sovereign would submit the amendment for shareholder approval at its upcoming annual meeting of shareholders in April, 2004. Following questions from the board and responses by Mr. Sidhu, Mr. Sidhu was excused from the meeting. After further deliberations, the board authorized executive management, together with counsel and financial advisors, to complete negotiation of a definitive merger agreement with Sovereign and to present the merger and agreement for approval at a special board meeting on March 8, 2004. The board also directed that Waypoint’s due diligence review of Sovereign be completed prior to the March 8 board meeting.

On March 8, 2004, Waypoint held a special board meeting, with all directors present or participating via telephone conference call, to review the definitive merger agreement and related exhibits presented by Sovereign, including the Waypoint Stock Option Agreement. Representatives of Rhoads & Sinon, legal counsel to Waypoint, indicated that the proposed definitive merger agreement and related exhibits, which had been negotiated between Sovereign and Waypoint over the past several days, had been delivered to all directors in advance of the meeting. Legal counsel also advised that the exchange ratio had been changed from a 100% stock tax-free exchange to a 70% Sovereign stock/30% cash fixed exchange ratio whereby each issued and outstanding share of Waypoint common stock could be exchanged for either $28 in cash or 1.262 shares of Sovereign common stock, subject to allocation procedures to ensure that, in the aggregate, at least 70% of Waypoint’s shares would be exchanged for Sovereign common stock and 30% of Waypoint’s shares would be exchanged for cash. Legal counsel advised that Waypoint shareholders would be given the opportunity to elect to exchange all of their Waypoint shares for Sovereign stock, cash at $28 per share or, for a combination of Sovereign stock and cash, subject to the condition that 70% of the Waypoint shares would be exchanged for Sovereign common stock and 30% of the Waypoint shares would be exchanged for cash. Legal counsel to Waypoint also conducted a detailed review of the definitive merger agreement and advised the board as to matters relating to the fiduciary duties of directors and the terms of the affiliate letter agreements to be entered into by each member of the Waypoint board regarding their voting and support of the transaction. The board also reviewed a financial analysis of the proposed merger transaction, as prepared and presented by Waypoint’s financial advisors, Ryan Beck. At the conclusion of Ryan Beck’s presentation, Ryan Beck delivered an oral opinion that the proposed consideration in the form of a 70% Sovereign stock/30% cash fixed exchange ratio to be received by Waypoint’s shareholders as set forth in the merger agreement was fair to Waypoint’s shareholders, from a financial point of view. This opinion was later confirmed in writing and is attached as Annex C to this document.

Representatives of Ryan Beck and Rhoads & Sinon also made presentations to the board concerning the results of the due diligence review conducted at Sovereign’s headquarters in Reading, Pennsylvania. During the meeting, the Waypoint board reviewed the potential financial and strategic benefits of the transaction and other alternatives available to Waypoint, including remaining independent. After consideration and discussion of the definitive agreement and related exhibits by the entire board, the Waypoint board voted unanimously to approve the merger agreement and the transactions contemplated by the merger agreement, authorized the execution of the merger agreement and related documents, and recommended that the Waypoint shareholders vote their shares in favor of approving the merger agreement and transactions contemplated by the merger agreement.

The Sovereign board of directors had met previously during the day on March 8, 2004 and had unanimously approved the definitive merger agreement and related documents and authorized the execution of the merger agreement. Prior to the opening of the financial markets on the morning of March 9, 2004, Sovereign and Waypoint executed the merger agreement and related exhibits and issued a joint press release publicly announcing the transaction.

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Reasons for the Transaction: Waypoint’s Board of Directors

At its meeting on March 8, 2004, the Waypoint board of directors determined that the terms of the merger agreement and the merger transaction with Sovereign were in the best interests of Waypoint. In making this determination, the board concluded that the merger with Sovereign was superior to the other alternatives available to Waypoint and to the prospects of continuing to operate Waypoint as an independent community-focused banking company.

In the course of reaching its decision to approve the merger agreement, the Waypoint board of directors consulted with Ryan Beck, its financial adviser and Rhoads & Sinon, its legal counsel. The board considered, among other things, the factors described above and the following:

•
The terms of the merger agreement and the transactions contemplated by the merger, and the historical trading ranges for Sovereign common stock and the consideration to be received by Waypoint shareholders in the merger. The board noted, in particular, that the $28.00 consideration to be received by Waypoint shareholders in the merger reflected approximately a 13.1% premium for shareholders over the $24.76 closing price of Waypoint common stock on March 8, 2004, the day that the Waypoint board approved the merger, and a 29.1% premium over the $21.69 closing price of Waypoint common stock on December 31, 2003.

•
The fact that the Sovereign exchange ratio required that up to 30% of the merger consideration be composed of cash at $28.00 per share, thereby permitting those Waypoint shareholders who wished to receive cash as opposed to Sovereign stock to elect an all cash exchange or an exchange composed of part Sovereign common stock and part cash. (The Waypoint board realized that if more than 30% of the issued and outstanding Waypoint common stock elected to receive cash, certain shareholders would be required to receive a portion of the merger consideration in Sovereign stock as opposed to cash.)

•	The opinion of Ryan Beck & Co. that the consideration in the merger was fair to Waypoint’s shareholders from a financial point of view.

•	The board’s familiarity with and review of Sovereign’s business prospects and financial condition, including its future prospects.

•	The pressures of competition and Waypoint’s limited economies of scale on Waypoint’s ability to increase profitability.

•
The fact that Waypoint Bank was in the process of restructuring its investment portfolio to reduce leverage, improve interest rate margin and manage interest rate risk and may have had to take additional losses in that portfolio in future quarters.

•
Sovereign’s agreement that one director from Waypoint’s board of directors would be appointed to the Sovereign Bank board and that all other members of Waypoint’s board of directors would be appointed to a Sovereign Bank advisory board for a minimum of three years.

•
The fact that Waypoint employees who did not continue as Sovereign employees would be entitled to receive up to 12 months of severance pay, depending upon years of service and position with Waypoint, and further that Waypoint would be permitted to pay retention bonuses to designated Waypoint employees in connection with the merger in an aggregate amount not to exceed $1,000,000.

•	A determination that a business combination with Sovereign would expand Waypoint’s lending capabilities and increase the range of financial products and services available to Waypoint’s customers.

•	The prices, multiples of earnings per share and premiums over book value and market value paid in other recent acquisitions of financial institutions.

•
The business and prospects of Sovereign, including its prior experience acquiring banks, the fact that Sovereign did not have a substantial presence in Waypoint’s traditional market areas, the economic

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vitality of the other market areas served by Sovereign and the opportunities presented by customer demand in those market areas.

•	The experience of Sovereign’s senior management team.

•	The possible negative impact the merger with Sovereign would have on various constituencies served by Waypoint, including potential job loss among Waypoint employees.

•	The fact that the merger is expected to be tax deferred with regard to Waypoint shareholders electing to receive Sovereign common stock.

•
The alternatives of Waypoint continuing as an independent community-focused banking company or combining with other potential merger partners, as compared to the effect of Waypoint combining with Sovereign pursuant to the merger agreement, and the determination that the merger transaction with Sovereign presented the best opportunity for maximizing shareholder value and achieving Waypoint’s other strategic goals.

•
The geographic gap in Sovereign’s branch network that is filled by Waypoint’s branch network, and the effect that such complementary (and non-easily replicable) geographic coverage would have on the combined enterprise’s ability to prosper in its banking market.

•
The pro forma financial effects of the proposed transactions, including the potential cost savings (resulting from back office efficiencies, consolidations and other cost savings) and enhanced revenue anticipated from the transaction and the effects of the transaction on the risk-based and leverage capital ratios of the combined company and its subsidiary banks. The potential cost savings were estimated to equal 25% in 2005 (approximately $25 million) and 30% in 2006 (approximately $30 million) of Waypoint’s non-interest expenses.

•
The fact that Waypoint shareholders who elect to receive stock would have the ability to continue to participate in the growth of the combined company on a tax-deferred basis and also would benefit as a result of the significantly greater liquidity of the trading market for Sovereign common stock and that Waypoint shareholders who desire immediate liquidity could elect to receive cash, noting that the receipt of cash could be taxable to such stockholders.

•
The provisions pertaining to Waypoint’s ability in certain circumstances to withdraw its recommendation of the transaction to the Waypoint shareholders and Waypoint’s ability to recommend another transaction to the Waypoint stockholders and pursue such transaction in certain circumstances.

•
The provisions permitting the Waypoint board of directors to terminate the merger agreement if the value of Sovereign common stock declines by more than 15% from its price after the announcement of the merger agreement and underperforms by 15% or more as compared to an index of peer banking companies during the same time period.

•	The termination of Waypoint’s Employee Stock Ownership Plan after consummation of the transaction will result in substantial cash distributions to Waypoint employees following the termination.

•
The fact that the termination fee provision of the merger agreement and the option granted by Waypoint to Sovereign to purchase an amount of Waypoint common stock equal to 19.9% of the issued and outstanding shares of Waypoint common stock upon the occurrence of certain triggering events could have the effect of discouraging superior proposals for a business combination between Waypoint and a third party.

The foregoing discussion of the information and factors considered by the Waypoint board of directors is not intended to be exhaustive but is believed to include all material factors considered by the Waypoint board of directors. In reaching its determination to approve and recommend the transaction, the Waypoint board of directors did not assign any relative or specific weights to the foregoing factors and individual directors may have given differing weights to different factors.

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After deliberating with respect to the merger transaction with Sovereign, considering, among other things, the matters discussed above and the opinion of Ryan Beck referred to above, the Waypoint board of directors unanimously approved and adopted the merger agreement and the merger transaction with Sovereign.

Recommendation of Waypoint’s Board of Directors

The board of directors of Waypoint believes that the terms of the transaction are in the best interests of Waypoint and has unanimously approved the merger agreement. ACCORDINGLY, THE WAYPOINT BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

Reasons for the Transaction: Sovereign’s Board of Directors

Sovereign’s board of directors, with the assistance of Sovereign’s advisors, considered the following factors in concluding that the transaction was in the best interest of Sovereign and in approving the merger agreement:

•
its understanding of Sovereign’s business, operations, financial condition, earnings and prospects and Waypoint’s business, operations, financial condition, earnings and prospects, including Waypoint’s franchise in the region in which it operates;

•
its understanding of the current and prospective environment in which Sovereign and Waypoint operate, including regional and local economic conditions, the competitive environment for financial institutions generally and continuing consolidation in the financial services industry, and the likely effect of these factors on Sovereign after giving effect to the transaction;

•
its understanding of the historical and current financial performance and condition, business operations, capital level and asset quality of Waypoint, unaudited summary pro forma financial information giving effect to the transaction and the prospects of Sovereign and Waypoint on a combined basis, based on stated assumptions;

•	the similarities in the banking culture, business and management functions of Sovereign and Waypoint;

•	its understanding that the transaction should be accretive to incremental earnings per share and to Sovereign’s various capital ratios and its review of an accretion/dilution analysis;

•	its understanding that the transaction is consistent with Sovereign’s vision, mission and critical success factors;

•	its understanding of the favorable demographics present in Waypoint’s existing franchise and the potential for penetration into contiguous markets;

•	its understanding of the potential for cost reductions (broken down into approximately $24.0 million from salary and benefit reductions, including the termination of Waypoint’s employee stock ownership plan, $3.0 million from lower occupancy and equipment costs and $4.2 million from other administrative expense reductions) as well as the potential for incremental revenue opportunities, in each case based on a review by management of the business and operations of Sovereign and Waypoint including an assessment of the two companies’ computer systems, personnel, premises and service contracts to determine where redundancies exist, and management’s experience in the integration of businesses in connection with transactions similar to the transaction.

•	its understanding of the anticipated level of reorganization, restructuring and integration expense;

•	the historical and current market prices of Sovereign common stock and Waypoint common stock;

•
the structure of the merger and the financial and other terms of the transaction, including the exchange ratio, the cash consideration component, the ability of Waypoint to terminate the transaction in the event of a significant decline in the value of Sovereign common stock and the expectation of

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Sovereign’s legal advisors that the transaction will qualify as a transaction of a type that is generally tax-free to Waypoint shareholders for United States federal income tax purposes;

•
its understanding of the likelihood that the regulatory approvals needed to complete the transaction would be obtained and the possibility that a third party would successfully propose an alternative transaction;

•	its review of comparable transaction data and other analyses customarily reviewed in determining the appropriateness of exchange ratios; and

•	its review of the terms of the merger agreement with Sovereign’s legal advisors.

Sovereign’s board of directors also considered potential risks associated with the transaction, including (1) the challenges of integrating Waypoint’s businesses, operations and workforce with those of Sovereign, (2) the conversion of Waypoint’s systems into Sovereign’s systems, (3) the need to obtain Waypoint shareholder and regulatory approval in order to complete the transaction, (4) the risks associated with achieving anticipated cost savings, potential revenue enhancements and other potential financial benefits as well as with maintaining reorganization, integration and restructuring expense at anticipated levels, (5) the risk that the final purchase price allocations based on the fair value of acquired assets at acquisition date and related adjustments to yield and/or amortization schedule of acquired assets and liabilities are materially different than those assumed and (6) the risk of a precipitous drop in Sovereign’s stock price.

The foregoing summary of the information and factors considered by Sovereign’s board of directors with the assistance of management and its advisors is not exhaustive, but includes all material factors considered by the Sovereign board of directors. In view of the wide variety of factors considered by Sovereign’s board of directors in connection with its evaluation of the transaction and the complexity of these matters, the Sovereign board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors which it considered in reaching its decision. Sovereign’s board of directors evaluated the factors described above and reached a consensus that the transaction was advisable and in the best interests of Sovereign. In considering the factors described above, individual members of the Sovereign board of directors may have given different weights to different factors.

The foregoing discussion contains a number of forward-looking statements that reflect the current views of Sovereign with respect to future events that may have an effect on its future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed under the section entitled “A Caution About Forward-Looking Statements” on page 25 of this document.

Nonpublic Financial Information Provided by Waypoint to Sovereign

Waypoint provided Sovereign’s management with the budget it prepared for 2004 and its forecast for 2005 and 2006. The budget and forecast was prepared by Waypoint for internal use and for assistance in budgeting, planning, capital allocation and other management decisions on a going concern basis, without regard to a sale or merger, and reflects information available at that time. The budget and forecast was not prepared with a view to public disclosure or compliance with GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts and projections. The budget and forecast is subject to contingencies and uncertainties, including the level of interest rates and the performance of the equity and debt markets. Accordingly, the budgets should not be interpreted as an indication that Waypoint considered this information a reliable prediction of its future results on an independent basis. See “A Caution About Forward-Looking Statements” on page 25. Waypoint does not intend to make publicly available any update or other revision to the budget and forecast. A summary of the budget and forecast is set forth below.

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	Income Statement Information
	Waypoint Budget and Forecast

Dollars in thousands	2003	2004	2005	2006

Net interest income after provision for loan loss	$106,719	$107,588	$126,508	$137,655
Net income	$40,643	$42,437	$53,777	$60,256

	Balance Sheet Information
	Waypoint Budget and Forecast

Dollars in thousands	2003	2004	2005	2006

Cash and securities	$2,734,241	$2,368,041	$2,208,405	$1,907,303
Net loans	$2,464,183	$2,830,384	$3,019,771	$3,240,775
Total assets	$5,411,700	$5,411,700	$5,424,683	$5,424,584

Deposits	$2,729,799	$3,055,549	$3,335,771	$3,483,684
Borrowings	$2,141,932	$1,802,299	$1,502,834	$1,317,582
Shareholders’ equity	$394,981	$391,064	$399,967	$407,208

Sovereign and Waypoint are providing the summary of the budget in this document because it was shared by Waypoint with Sovereign. The forecasts were of limited usefulness to Sovereign in its deliberations and negotiations with Waypoint regarding the transaction because of the planned integration of Waypoint’s assets and liabilities with Sovereign’s assets and liabilities and related factors, and thus were not shared by Sovereign’s management with Sovereign’s board of directors in connection with its consideration and approval of the transaction. In light of the foregoing and because the Waypoint special shareholder meeting will be held more than nine months after the date that the budget was prepared, as well as the uncertainties inherent in any forecasted information, shareholders are cautioned not to place undue reliance on the information set forth above.

Opinion of Waypoint’s Financial Advisor

Ryan Beck acted as financial advisor to Waypoint in connection with its potential acquisition by Sovereign pursuant to the merger agreement. Ryan Beck began working with Waypoint on this engagement in October 2003, and on January 12, 2004 Waypoint memorialized in writing its agreement with Ryan Beck to act as its financial advisor with respect to an evaluation of alternative courses of action to maximize long-term stockholder value, including a potential sale of Waypoint. Ryan Beck, as a customary part of its business, is continually engaged in the valuation of banks, bank holding companies, savings and loan associations, savings banks and savings and loan holding companies in connection with mergers, acquisitions and other securities-related transactions. Ryan Beck has knowledge of, and experience with, the banking market in which Waypoint operates and banking organizations within this market, and was selected by Waypoint because of Ryan Beck’s knowledge of, experience with, and reputation in the financial services industry.

On March 8, 2004, the Waypoint board of directors held a meeting to evaluate the proposed merger with Sovereign. In its capacity as Waypoint’s financial advisor, Ryan Beck participated in the negotiations with respect to the pricing and other terms and conditions of the transaction, but the terms and conditions of the transaction, including pricing, were determined through arm’s length negotiations between Waypoint and Sovereign and the decision as to whether to accept the Sovereign proposal and the pricing of the transaction was made by the board of directors of Waypoint. At the March 8th meeting, Ryan Beck rendered an oral opinion to Waypoint’s board and subsequently confirmed that opinion in writing that as of March 8, 2004 (a copy of which is attached as Annex C to this document), that based on and subject to the assumptions, factors, and limitations set forth in the opinion given at that time, the consideration offered to Waypoint shareholders was fair from a financial point of view based on the merger agreement. No limitations were imposed by the Waypoint board of directors upon Ryan Beck with respect to the investigations made or procedures followed by it in arriving at its opinion.

Waypoint has the right, during the five business day period commencing with the determination date, to terminate the merger agreement if the average final price of Sovereign common stock on the determination date is less than $18.84 (representing a 15% decline from $22.16) and the decline in the average final price of Sovereign common stock from $22.16 is at least 15% more than the change during the same period in a peer index group

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ratio of 10 other bank and thrift holding companies (as further defined in the merger agreement). Even if Waypoint elects to terminate the merger agreement, the transaction may still be completed if Sovereign, at its option, chooses to “top up” or increase the consideration payable to stockholders of Waypoint by increasing, with cash, Sovereign Common Stock or a combination of cash and Sovereign Common Stock, the consideration so that such stockholders receive consideration with an effective value of $25.20 for each share of Waypoint common stock outstanding. It is not possible to know until the determination date if the average final price will be less than $18.84 or if the decline in the price of Sovereign common stock will be 15% more than the change in the index group ratio. Ryan Beck cannot predict whether or not the Waypoint board would exercise its right to give notice to Sovereign that Waypoint desired to terminate the transaction, or whether Sovereign would exercise its “top-up” right, if these conditions were met. Ryan Beck’s opinion does not address the fairness from a financial point of view of the consideration offered to Waypoint shareholders by Sovereign if the price triggers are met and Sovereign does not “top up” or increase the merger consideration pursuant to the merger agreement. For more information about the right of Waypoint to terminate the merger agreement in these circumstances, including Sovereign’s “top-up” right, see the section is entitled “Waypoint Price Termination Right and Sovereign ‘Top-Up’ Right” beginning on page 51 of this document.

The full text of Ryan Beck’s opinion, which sets forth assumptions made and matters considered, is attached as Annex C to this document. You are urged to read the attached Ryan Beck opinion in its entirety. The Ryan Beck opinion is directed only to the financial fairness of the consideration offered to Waypoint stockholders in the transaction as provided and described in the merger agreement dated March 8, 2004 and does not constitute a recommendation to any shareholder as to how any Waypoint shareholder should vote at the special meeting. Ryan Beck has not considered, nor is Ryan Beck expressing any opinion with respect to, the price at which Sovereign’s common stock will trade following completion of the transaction. The full text of Ryan Beck’s opinion is attached to this document as Annex C. In rendering its opinion, Ryan Beck does not admit that it is an expert within the meaning of the term “expert” as used within the Securities Act and the rules and regulations promulgated under the Securities Act, or that its opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act and the rules and regulations promulgated under the Securities Act.

Material and Information Considered with Respect to the Proposed Transaction.     In connection with its opinion, Ryan Beck reviewed the following information:

•	the merger agreement and related documents;

•	the proxy statement/prospectus of Sovereign/First Essex Bancorp, Inc.;

•	Sovereign’s Form 8-K filed January 26, 2004 containing the Sovereign/Seacoast Financial Services Corporation (“Seacoast”) Agreement and Plan of Merger dated January 26, 2004 and related press release;

•	Sovereign’s investor presentation regarding its acquisition of Seacoast;

•	Seacoast’s Form 10-K for the years ended December 31, 2002, 2001 and 2000, Form 10-Q for the periods ended September 30, 2003, June 30, 2003 and March 31, 2003;

•	Sovereign’s and Waypoint’s 2003 year-end earnings releases on form 8-K dated January 21, 2004 and January 22, 2004, respectively;

•	Sovereign’s Form 10-K for the years ended December 31, 2002, 2001 and 2000, Form 10-Q for the periods ended September 30, 2003, June 30, 2003 and March 31, 2003;

•	Sovereign’s Proxy Statement Dated April 24, 2003;

•	Sovereign’s 8-K on their issuance of convertible trust preferred securities dated February 19, 2004;

•	Waypoint’s Form 10-K for the years ended December 31, 2002, 2001 and 2000, Form 10-Q for the periods ended September 30, 2003, June 30, 2003 and March 31, 2003;

•	Waypoint’s Proxy Statement Dated May 22, 2003;

•	the historical stock prices and trading volume of Sovereign’s common stock;

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•	certain operating and financial information provided to Ryan Beck by the management of Sovereign relating to its business and prospects;

•	the publicly available financial data of commercial banking and thrift organizations which Ryan Beck deemed generally comparable to Sovereign;

•	the historical stock prices and trading volume of Waypoint’s common stock;

•	certain operating and financial information provided to Ryan Beck by the management of Waypoint relating to its business and prospects;

•	the publicly available financial data of thrift organizations which Ryan Beck deemed generally comparable to Waypoint; and

•
the terms of recent acquisitions of thrift organizations which Ryan Beck deemed generally comparable in whole or in part to Waypoint. Ryan Beck also conducted or reviewed such other studies, analyses, inquiries and examinations, as it deemed appropriate.

Additionally, Ryan Beck:

•	conducted or reviewed such other studies, analyses, inquiries and examinations as it deemed appropriate;

•	analyzed the impact of the transaction on Sovereign;

•	considered the future prospects of Waypoint in the event it remained independent; and

•
met with certain members of Waypoint’s and Sovereign’s senior management to discuss Waypoint’s and Sovereign’s past and current business operations, regulatory standing, financial condition, strategic plan and future prospects, including any potential operating efficiencies and synergies, which may arise from the transaction.

In connection with its review, Ryan Beck relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information regarding Waypoint, Sovereign and their respective subsidiaries that was publicly available or provided to Ryan Beck by Waypoint and Sovereign and their respective representatives. Ryan Beck is not an expert in the evaluation of allowances for loan losses. Therefore, Ryan Beck has not assumed any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses set forth in the consolidated balance sheets of Waypoint and Sovereign as of December 31, 2003, and Ryan Beck assumed such allowances were adequate and complied fully with applicable law, regulatory policy, sound banking practice and policies of the Securities and Exchange Commission as of the date of such financial statements. Ryan Beck discussed certain operating forecasts and financial projections (and the assumptions and bases therefore) with the managements of Waypoint and Sovereign. Ryan Beck assumed that such forecasts and projections reflected the best currently available estimates and judgments of management. In certain instances, for the purposes of its analyses, Ryan Beck made adjustments to such forecasts and projections, which in Ryan Beck’s judgment were appropriate under the circumstances. Ryan Beck was not retained to, nor did it, make any independent evaluation or appraisal of the assets or liabilities of Waypoint or Sovereign or of their respective subsidiaries. Ryan Beck did not review any loan files of Waypoint or Sovereign or of their respective subsidiaries. Ryan Beck also assumed that the transaction in all respects is, and will be, undertaken and completed in compliance with all laws and regulations that are applicable to Sovereign and Waypoint.

The preparation of a fairness opinion for a transaction such as the merger of Waypoint with and into Sovereign involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, Ryan Beck’s opinion is not readily susceptible to summary description. In arriving at its opinion, Ryan Beck performed a variety of financial analyses. Ryan Beck believes that its analyses must be considered as a whole and the consideration of portions of such analyses and the factors considered in its analysis, or any one method of analysis, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying Ryan Beck’s opinion. No one method of analysis was assigned a greater significance than any other.

The forecasts and projections discussed with Ryan Beck were prepared by the managements of Waypoint and Sovereign without input or guidance by Ryan Beck. Waypoint and Sovereign do not publicly disclose

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internal management projections of the type discussed with Ryan Beck in connection with the review of the transaction. Such projections were not prepared with a view towards public disclosure. The public disclosure of such projections could be misleading since the projections were based on numerous variables and assumptions which are inherently uncertain, including without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from projections discussed with Ryan Beck.

In its analyses, Ryan Beck made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Waypoint or Sovereign. Any estimates contained in Ryan Beck’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals nor do they necessarily reflect the prices at which companies or their securities may actually be sold.

Ryan Beck’s opinion was based solely upon the information available to it and the economic, market and other circumstances, as they existed as of the date of the opinion. Ryan Beck did not and does not express any opinion as to the price or range of prices at which Sovereign’s common stock might trade subsequent to the completion of the transaction. Events occurring after such date could materially affect the assumptions and conclusions contained in Ryan Beck’s opinion. Ryan Beck has not undertaken to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its March 8, 2004 opinion.

The following is a brief summary of the analyses and procedures performed by Ryan Beck in the course of arriving at its opinion. The summary does not purport to be a complete description, but is a brief summary of the material analyses and procedures performed by Ryan Beck in the course of arriving at its opinion.

Analysis of Selected Publicly Traded Companies.     Ryan Beck compared Waypoint’s financial data as of December 31, 2003 to a peer group of 15 selected thrift holding companies with assets between $1 billion and $10 billion located in the Mid-Atlantic region of the United States for which public trading and pricing information was available. Ryan Beck deemed this group to be generally comparable to Waypoint.

The results of the comparisons are reflected in the following table. The financial data and ratios shown in the table are as of or for the latest available twelve month period, and the market valuation multiples are based on market prices as of March 5, 2004.

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Waypoint	Peer	Peer
Financial(1)	Average(1)	Median(1)

Capitalization
Total Assets (000s)	$5,329,902	$2,721,120	$1,940,560
Total Deposits (000s)	2,720,915	1,726,947	1,283,328
Total Shareholders’ Equity (000s)	402,233	312,066	187,992
Total Equity / Assets	7.55%	10.44%	8.52%
Tangible Equity / Tangible Assets	7.19	9.64	8.09
Tier I Capital / Risk-Adj Assets	12.21	16.37	15.69
Total Capital / Risk-Adj Assets	13.11	17.31	15.47
Total Borrowings / Total Assets	40.47	22.66	19.24

Asset Quality
Non-Performing Loans / Loans	0.36	0.42	0.40
Loan Loss Reserves / NPLs	326.57	344.33	228.20
Loan Loss Reserves / Loans	1.17	1.34	1.11
Non-Performing Assets / Assets	0.18	0.27	0.22
Non-Performing Assets / Equity	2.36	2.90	2.60

Loan & Deposit Composition
Total Loans / Total Assets	45.52	57.50	63.56
Total Loans / Deposits	89.16	90.92	90.49
1-4 Family Loans / Total Loans	38.20	55.16	59.07
5+ Family Loans / Total Loans	1.32	13.45	2.70
Construction & Dev. Loans / Total Loans	5.68	3.22	2.21
Other Real Estate Loans / Total Loans	24.20	16.87	17.84
Real Estate Loans / Total Loans	69.40	88.70	87.92
Consumer Loans / Total Loans	16.12	3.82	1.81
Commercial Loans / Total Loans	14.48	6.65	4.89
Non-Interest Bearing Dep. / Total Deposits	2.64	9.60	7.76
Transaction Accounts / Total Deposits	49.61	59.62	64.32
Total CD’s/Total Deposits	50.39	40.38	35.68
Time Deposits 4 $100,000 / Total Deposits	9.67	6.08	5.58

Performance
Return on Average Assets	0.77%	1.10%	1.02%
Return on Average Equity	9.95	12.37	10.39
Net Interest Margin	2.24	3.21	3.36
Yield / Cost Spread	2.13	2.99	3.08
Yield on Interest Earning Assets	4.88	5.38	5.42
Cost of Interest Bearing Liabilities	2.75	2.40	2.28
Non Interest Income / Average Assets	0.62	0.74	0.72
Non Interest Expense / Avg Assets	1.72	2.10	2.25
Efficiency Ratio	62.08	56.82	59.10

Growth Rates
Asset Growth	(1.75)	15.04	8.72
Loan Growth Rate	3.78	5.92	4.48
Deposit Growth Rate	10.90	7.52	5.90
Revenue Growth Rate	(3.02)	3.00	2.09
EPS Growth Rate	0.81	4.95	10.34

Market Statistics
Stock Price at March 5, 2004	$24.90
Price / LTM EPS	20.52	x	18.89	x	18.30	x
Price / Book Value	210.33%	220.71%	196.45%
Price / Tangible Book Value	221.69	242.52	200.17
Market Capitalization ($M)	$846.15	$649.77	$475.32
Dividend Yield	2.20%	1.83%	1.69%

(1)	As of or for the latest available twelve-month period. Excludes impact of pending acquisitions.

(2)	Data Source: SNL Financial.

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Ryan Beck noted that Waypoint’s loan mix is significantly different than that of the peer group. Approximately 24% of Waypoint’s loans are commercial real estate loans, about one third higher than the peer group median of 17.8%. Waypoint’s commercial and industrial loans, at 14.5% of total loans, are almost three times the peer median of 4.9%. Approximately 16.1% of Waypoint’s loans are consumer loans versus the peer group median of 1.8% and Waypoint’s residential mortgage loans (1-4 family loans) represent approximately 38.2% of its total loan portfolio versus approximately 59.1% for the peer group median. Ryan Beck also noted that Waypoint’s loan portfolio equaled approximately 45.5% of total assets versus a peer median of 63.6% of total assets. Waypoint’s level of non-interest bearing demand deposits, at approximately 2.6% of total deposits, is about one-third its peer median of 7.8%. Waypoint’s certificates of deposit equaled 50.4% of total deposits versus a peer median of 35.7%.

Ryan Beck noted that the performance of Waypoint as measured by return on average assets and return on average equity as publicly reported (0.77% and 9.95%, respectively) was below that of the peer group median (1.02% and 10.39%, respectively). Contributing to the below peer level returns, Waypoint’s net interest margin, efficiency ratio and levels of non interest income are all lower than the peer medians, 2.24% versus 3.36%, 62.08% versus 59.10% and 0.62% versus 0.72%, respectively.

Additionally, Ryan Beck noted that Waypoint’s level of non-performing loans, measured as a percentage of total loans, at 0.36% is slightly below the peer median of 0.40%, despite the higher risk profile of its loan portfolio. At 1.17% and 326.57%, respectively, Waypoint maintains a level of loan loss reserves as a percentage of total loans and as a percentage of non-performing loans, in line with the peer median of 1.11% and above the peer group median of 228.2%, respectively. Waypoint’s tangible equity to tangible assets ratio of 7.19% is slightly below the peer median of 8.09%.

Lastly, Ryan Beck noted that shares of Waypoint’s common stock were trading at a slightly higher multiple to its latest 12-month earnings per share (20.52x) than the peer median (18.30x). Waypoint shares trade at a slight premium with the peer median as a percentage of book value (210.33% versus the peer group median of 196.45%) and at a slight premium to the peer median as a percentage of tangible book value (221.69% versus the peer group median of 200.17%). Waypoint’s dividend yield of 2.20% was above the peer median of 1.69%.

Ryan Beck compared the financial data for Sovereign to that of a peer group of 18 selected bank and thrift holding companies located in the United States with assets between $30 billion and $100 billion for which public trading and pricing information was available. Ryan Beck deemed this group to be generally comparable to Sovereign.

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	Sovereign(1)		Peer Average(1)		Peer Median(1)

Capitalization
Total Assets (000s)	$43,505,329		$56,640,403		$49,212,039
Total Deposits (000s)	27,344,008		36,491,975		33,930,771
Total Shareholders’ Equity (000s)	3,260,406		5,079,675		4,405,977
Total Equity / Assets	7.49%		8.88%		8.96%
Tangible Equity / Tangible Assets	4.65		6.84		6.84
Tier I Capital / Risk-Adj Assets (2)	10.91		9.04		8.80
Total Capital / Risk-Adj Assets (2)	13.87		12.62		12.53
Total Borrowings / Total Assets	28.04		20.47		22.31

Asset Quality
Non-Performing Loans / Loans	0.76		0.83		0.67
Loan Loss Reserves / NPLs	164.46		227.68		206.17
Loan Loss Reserves / Loans	1.25		1.53		1.45
Non-Performing Assets / Assets	0.51		0.56		0.48
Non-Performing Assets / Equity	6.76		6.53		5.04

Loan & Deposit Composition
Total Loans / Total Assets	60.10		62.23		66.56
Total Loans / Deposits	95.63		97.06		99.94
1-4 Family Loans / Total Loans	42.95		28.18		30.31
5+ Family Loans / Total Loans	1.40		2.12		1.21
Construction & Developmental Loans / Total Loans	3.43		6.46		5.22
Other Real Estate Loans / Total Loans	13.25		13.95		14.90
Real Estate Loans / Total Loans	61.02		51.86		52.90
Consumer Loans / Total Loans	14.71		11.15		11.93
Commercial Loans / Total Loans	24.27		24.13		24.66
Non-Interest Bearing Deposits / Total Deposits	15.68		23.02		21.92
Transaction Accounts / Total Deposits	76.39		75.60		70.48
Total CD’s / Total Deposits	23.61		24.40		29.52

Performance
Return on Average Assets	0.97%		1.42%		1.37
Return on Average Equity	13.41		16.22		15.60
Net Interest Margin	3.32		3.43		3.63
Yield / Cost Spread	3.37		3.15		3.32
Yield on Interest Earning Assets	5.31		4.97		5.13
Cost of Interest Bearing Liabilities	1.94		1.82		1.83
Non Interest Income / Average Assets	1.10		2.87		2.08
Non Interest Expense / Avg Assets	2.44		3.58		3.35
Efficiency Ratio	56.39		57.43		59.42

Growth Rates
Asset Growth	9.89		8.99		5.40
Loan Growth Rate	14.63		9.09		6.93
Deposit Growth Rate	1.84		7.23		4.27
Revenue Growth Rate	7.86		6.51		5.00
EPS Growth Rate	12.20		7.18		9.99

Market Statistics(3)
Stock Price at March 5, 2004	$22.30
Price / LTM EPS	16.00	x	16.92	x	16.11	x
Price / Estimated 2004 EPS	13.46		14.98		14.33
Price / Book Value	164.58%		259.83%		246.81%
Price / Tangible Book Value	336.86		327.42		299.03
Market Capitalization ($M)	$6,555.55		$13,170.93		$11,085.57
Dividend Yield	0.45%		2.58%		2.61%

(1)	As of or for the latest available twelve-month period. Excludes impact of pending acquisitions

(2)	Sovereign’s Tier 1 ratios are inclusive of their recent trust preferred offering.

(3)	Price to book value and tangible book value for Sovereign take into account all pending acquisitions.

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Ryan Beck noted that, although considered well-capitalized for regulatory capital purposes, Sovereign’s capital level, as measured by tangible equity to tangible assets, is slightly below peer levels (4.65% for Sovereign versus a peer group median of 6.84%). Sovereign has a higher percentage of residential mortgage (1-4 family) loans (42.95%) and consumer loans (14.71%) to total loans relative to the peer group medians (30.31% and 11.93%, respectively).

Ryan Beck also noted Sovereign has asset quality marginally weaker than the peer group, with non-performing loans to total loans of 0.76% compared to 0.67%, and non-performing assets to equity of 6.76% versus 5.04% for the peer group. At 1.25%, Sovereign maintains a level of loan loss reserves, measured as a percentage of total loans, below the peer median of 1.45%, resulting in reserve coverage of non-performing loans of 164.46%, which is below the 206.17% median of its peers.

Additionally, Ryan Beck noted that the performance of Sovereign as measured by return on average assets (0.97%) and return on average equity (13.41%) was below that of its peer group median (1.37% and 15.60%, respectively). Contributing to the below peer level returns, Sovereign’s net interest margin and non-interest income as a percentage of average assets of 3.32% and 1.10%, respectively, were below the peer medians of 3.63% and 2.08%, respectively. Sovereign’s asset and loan growth rates over the past 12 months (9.89% and 14.63%, respectively) are stronger with the peer group medians (5.40% and 6.93%, respectively) while its last 12-month earnings per share growth rate is 20% higher than its peers (12.20% versus the peer group median of 9.99%).

Lastly, Ryan Beck noted that Sovereign common shares were trading at a multiple to latest 12-month earnings (16.00x) in line with its peer group median (16.11x). Sovereign’s common shares trade at a discount to its peers based on its price to 2004 First Call estimated earnings multiple (13.46x versus the peer group median of 14.33x), and as a percentage of book value (164.58% versus peer group median of 246.81%). As a percentage of tangible book value (336.86% versus peer group median of 299.03%), Sovereign common shares trade at a premium to its peers. Sovereign’s dividend yield of 0.45% is significantly lower than the peer group median of 2.61%.

Analysis of Selected Transactions.     Ryan Beck compared Waypoint’s financial data as of December 31, 2003 with:

1)
The 14 US thrift transactions announced since January 1, 2003 in which the seller had assets between $1 billion and $10 billion and for which pricing data pertaining to the transactions was publicly available;

The following table compares selected ratios for Waypoint’s last twelve-month performance with the ratios of the sellers in the above peer group of announced bank and thrift transactions.

		Peer Group	Peer Group
	Waypoint	Average	Median

Total Assets (000s)	$5,329,902	$2,559,045	$2,269,284
Tangible Equity / Tangible Assets	7.19%	6.94%	6.74%
Return on Average Assets	0.77	0.93	1.06
Return on Average Equity	9.95	11.25	11.66
Non-Performing Assets / Assets	0.18	0.28	0.29
Efficiency Ratio	62.08	61.03	58.69

Assuming an implied merger consideration value of $28.00 per share, Ryan Beck calculated the merger consideration value as a multiple of Waypoint’s December 31, 2003 stated book value ($12.10), tangible book value ($11.48 as of December 31, 2003), last-twelve-month diluted earnings per share ($1.24, as reported in Waypoint’s 2003 year end earnings release dated January 22, 2004 on Form 8-K) and tangible book premium over core deposits (core deposits of $2.39 billion), as follows:

Multiple of stated book value	2.31	x
Multiple of tangible book value	2.44	x
Multiple of last-twelve-month earnings per share	22.58	x
Tangible Book Premium over Core Deposits	25.00%

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The median pricing ratios for the comparable transactions are illustrated in the following chart:

							Core
	Price/Book		Price/Tangible		Price/LTM		Deposit
	Value		Book Value		Earnings		Premium

Peer Group Median	2.21	x	2.63	x	18.65	x	25.07%

Peer Group Average	2.12	x	2.58	x	20.17	x	22.42%

The imputed value of Waypoint, based upon the median pricing ratios of the comparable transactions, as adjusted, can be seen in the chart below:

			Price/	Core
	Price/Book	Price/Tangible	LTM	Deposit
	Value	Book Value	Earnings	Premium	Median

Peer Group Median	$26.78	$30.18	$23.13	$26.96	$26.87

Peer Group Average	$25.68	$29.63	$25.01	$25.32	$25.50

Ryan Beck noted that the value of the consideration being offered to Waypoint’s shareholders at $28.00 per share was generally higher than the imputed values of the comparable transactions.

Ryan Beck also did a “market adjusted” valuation of Waypoint based on comparable transactions adjusted for the change in the NASDAQ Bank Index between the date of announcement of the transaction and the date of the analysis.

			Price/	Core
Market Adjusted	Price/Book	Price/Tangible	LTM	Deposit
Valuations	Value	Book Value	Earnings	Premium	Median

Peer Group Median	$28.55	$32.83	$27.75	$26.82	$28.15

Peer Group Average	$29.14	$33.69	$26.91	$29.29	$29.22

It was noted that the range of values produced in the market adjusted valuation was generally (with the exception of price/earnings per share) slightly above the value of the consideration being offered to Waypoint shareholders of $28.00 per share. However, Ryan Beck noted that price to earnings is generally the most significant price determinant. No company or transaction used in the Analysis of Selected Publicly Traded Companies and Analysis of Selected Transactions is identical to Waypoint, Sovereign or the transaction. Accordingly, an analysis of the results of the foregoing is not purely mathematical. Rather, the analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved, market areas in which the companies operate and other factors that could affect the trading values of the securities of the company or companies to which they are being compared.

Discounted Dividend Analyses.Using a discounted dividend analysis, Ryan Beck estimated the present value of the future dividend stream that Waypoint could produce in perpetuity. As a basis for performing these analyses, Ryan Beck utilized two different earnings projections: the median 2005 First Call earnings per share estimate for Waypoint of $1.42 with 15% growth in subsequent years and the internal projections of Waypoint management of $1.64 in 2005, $1.85 in 2006, $2.20 in 2007 and $2.36 in 2008. These projections are based upon various factors and assumptions, many of which are beyond the control of Waypoint. These projections are, by their nature, forward-looking and may differ materially from the actual future values or actual future results for the reasons discussed above. Actual future values or results may be significantly more or less favorable than suggested by such projections. In producing a range of per share Waypoint values, Ryan Beck utilized the following assumptions: discount rates ranging from 12% to 14%, terminal price/earnings multiples ranging from 11.75x to 13.75x (which, when applied to terminal year estimated earnings, produces a value which approximates the net present value of the dividends in perpetuity, given certain assumptions regarding growth rates and discount rates), these terminal multiples were arrived at by taking a weighted average multiple of 85% of 15x (for core earnings) and 15% of 0x (earnings from the leverage strategy — acquirors are generally not willing to pay a multiple of earnings from leverage strategies), and earnings that include estimated savings in Waypoint’s non-interest expense equal to 25.00% in the first year

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following the merger, and 30.00% in the second year following the merger, with 5.00% growth thereafter. The discounted dividend analyses produced the range of net present values per share of Waypoint common stock illustrated in the chart below:

Based on Internal Waypoint EPS

			Discount Rates
			12%	13%	14%

Terminal Year	11.75	x	$27.78	$26.68	$25.63
Multiple of	12.75	x	$29.25	$28.07	$26.96
Earnings	13.75	x	$30.71	$29.47	$28.29

Based on Median First Call Estimates

		Discount Rates
		12%	13%	14%

Terminal Year	11.75x	$27.00	$25.92	$24.90
Multiple of	12.75x	$28.44	$27.29	$26.21
Earnings	13.75x	$29.89	$28.67	$27.52

Ryan Beck noted that the merger consideration value of $28.00 per share of Waypoint common stock is generally in-line with or exceeds the estimated value derived from the discounted dividend analyses.

These analyses do not purport to be indicative of actual values or expected values or an appraisal range of the shares of Waypoint common stock. The discounted dividend analysis is a widely used valuation methodology, but Ryan Beck noted that it relies on numerous assumptions, including expense savings levels, dividend payout rates, terminal values and discount rates, the future values of which may be significantly more or less than such assumptions. Any variation from these assumptions would likely produce different results.

Analysis of Break-Even Returns:     Using a break-even analysis, Ryan Beck estimated the earnings growth rate necessary for Waypoint to have a total return, measured on a present value basis, equal to the price they could receive in the merger. In producing a range of required earnings growth rates, Ryan Beck utilized the following assumptions: Waypoint’s 2003 earnings per share of $1.24, discount rates ranging from 12% to 18%, terminal year price/earnings multiples ranging from 11.75x to 16.75x, 35% dividend payout ratio and a certain assumed growth rate in assets. The break-even analysis produced the range of three-year growth rates illustrated in the table below.

	Terminal Year Multiple of	Discount Rate
	Earnings	12.0%	14.0%	16.0%	18.0%

Trading	11.75x	34.7%	37.0%
Market
Multiples
	13.75x	28.5%	30.7%

	14.75x			30.1%	32.3%
Acquisition
Multiples
	16.75x			25.1%	27.2%

Ryan Beck noted that Waypoint’s strategic plan called for three-year earnings growth rates less than those indicated above. This analysis does not purport to be indicative of actual values or expected values or an appraisal range of the shares of Waypoint common stock. The break-even analysis is a widely used valuation methodology, but Ryan Beck noted that it relies on numerous assumptions, including projected earnings, price/earnings multiples, discount rates, dividend payout ratio and Sovereign’s $28.00 offer per share to Waypoint shareholders, the future values of which may be significantly more or less than such assumptions. Any variation from these assumptions would likely produce different results.

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Financial Impact Analysis:     In order to measure the impact of the transaction on the combined company’s operating results and financial position after the merger, Ryan Beck analyzed the pro forma effects of the transaction for 2005. In performing this analysis Ryan Beck utilized a pro forma summary balance sheet and income statement for Sovereign (pro forma for all pending acquisitions and the issuance of convertible trust preferred securities which such issuance was completed on March 5, 2004). For its analysis, Ryan Beck used the 2005 analyst publicly reported consensus earnings per share estimate for Sovereign of $1.87. Ryan Beck used the internal 2005 earnings estimate of $1.64 per share for Waypoint. In its analysis, Ryan Beck utilized after-tax cost savings assumptions of approximately $16.2 million in Year 1 (2005) and approximately $19.5 million in Year 2 (2006). That estimate of cost savings was based upon Ryan Beck’s judgment and experience in analyzing similar bank and thrift merger transactions. This analysis indicated that the transaction would have an accretive effect on Sovereign’s 2005 earnings per share of 4.6%. It was noted that the transaction would also be accretive to Sovereign’s book value per share by 4.8% and dilutive to tangible book value per share of 7.9%. This analysis does not include the impact of any potential revenue enhancements available to the combined entity, but does include the impact of assumed purchase accounting adjustments as of the announcement date.

Ryan Beck analyzed the impact of the transaction on Sovereign values per Waypoint share based on the exchange ratio of 1.262 shares of Sovereign common stock for each share of Waypoint common stock. That analysis found that based on such exchange ratio, Waypoint’s equivalent projected 2005 earnings per share would increase by approximately 50.7%, stated book value would increase by approximately 43.4% and tangible book value would decrease by approximately 33.1%. Ryan Beck also noted that a Waypoint shareholder receiving all Sovereign common stock as consideration would receive pro forma equivalent dividends of $0.13 per Waypoint common share representing a 77.5% decrease to current Waypoint dividends. The actual results achieved may vary materially from the projected results.

Subsequent Events:     On April 12, 2004 Sovereign amended its previously announced and signed agreement to acquire Seacoast Financial Services Corporation, from a 100% stock transaction to a transaction including 75% stock and 25% cash.

Ryan Beck acted as financial advisor to Seacoast with regard to it entering into the Sovereign/Seacoast merger agreement. Ryan Beck rendered a written opinion to Seacoast’s board of directors that the consideration offered to Seacoast shareholders by Sovereign was fair to Seacoast shareholders from a financial point of view.

On April 9, 2004, Ryan Beck rendered an oral opinion to Seacoast’s board that the consideration offered to Seacoast stockholders in the merger as provided and described in the merger agreement, as proposed to be amended, is fair to the holders of Seacoast common stock from a financial point of view. Ryan Beck subsequently confirmed the opinion in writing as of April 12, 2004 based on the merger agreement, as finally amended. The impact of this amendment is not material from a financial point of view to the shareholders of Waypoint common stock.

With regard to Ryan Beck’s services in connection with the transaction, Waypoint paid Ryan Beck a retainer of $50,000, which will be credited against the final advisory fee paid to Ryan Beck. Waypoint will pay an advisory fee equal to 0.87% of the final aggregate consideration in the transaction. Based upon the aggregate consideration value of the transaction on March 9, 2004, the date of announcement of the transaction, Ryan Beck’s total fee would be approximately $8,520,380 of which $2,840,126 was paid shortly after signing of the merger agreement with Sovereign. In addition, Waypoint has agreed to reimburse Ryan Beck for its reasonable out-of-pocket expenses, including the fees and disbursements of Ryan Beck’s legal counsel, which shall not exceed $10,000 without the prior consent of Waypoint. Waypoint has also agreed to indemnify Ryan Beck and certain related persons against certain liabilities, including liabilities under federal securities law, incurred in connection with its services.

Ryan Beck has had an extensive investment banking relationship with Waypoint. Ryan Beck was the offering manager, and M&A advisor for Waypoint’s 2000 mutual-to-stock conversion and merger. Ryan Beck’s research department provides published investment analysis on Waypoint. Ryan Beck is a market maker in Waypoint. Other than the fees paid to Ryan Beck in connection with the transaction as explained above, Ryan Beck has not received any other remuneration from Waypoint within the past two years except

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for $101,250 received in 2002 and $118,215 received in 2003, each for services as placement agent in connection with Waypoint’s issuance of an aggregate of $30 million in trust preferred securities placed with a trust preferred securities pool.

Ryan Beck has had an investment banking relationship with Sovereign. On December 10, 2001 Ryan Beck acted as one of several co-managers with respect to Sovereign’s trust preferred securities offering. Ryan Beck’s research department provides published investment analysis on Sovereign. Ryan Beck acts as a “third-market” market maker in Sovereign common stock and acts as a market maker in Sovereign trust preferred securities. Ryan Beck has served as investment banker for Seacoast, a company Sovereign has contracted to purchase. In the ordinary course of Ryan Beck’s business as a broker-dealer, it may actively trade equity and trust preferred securities of Waypoint and equity, trust preferred and debt securities of Sovereign for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

What Waypoint Shareholders Will Receive

Each share of Waypoint stock that you hold at the time of the transaction will automatically be exchanged into the right to receive cash or Sovereign common stock. You will be mailed a form of election before the completion of the transaction in order to make your election. Subject to the restrictions described below, you may elect to receive in exchange for each of your shares of Waypoint common stock, either:

•	$28.00 in cash; or

•	1.262 shares of Sovereign common stock.

You may choose to exchange some or all of your shares for cash and some or all of your shares for Sovereign common stock.

Under the terms of the merger agreement, 70% of the outstanding shares of Waypoint common stock will be exchanged for Sovereign common stock and 30% of the outstanding shares of Waypoint common stock will be exchanged for cash consideration. In the event that more than 30% of the outstanding shares of Waypoint common stock elect to receive cash consideration, the amount of cash that you have elected to receive (if any) will be reduced through an allocation formula. Similarly, in the event that more than 70% of the outstanding shares of Waypoint common stock elect to receive Sovereign common stock consideration, the amount of Sovereign common stock that you have elected to receive (if any) will be reduced through an allocation formula and the rest of your shares will be exchanged for cash consideration.

If you do not make a valid election, you will be deemed to have made an election to receive cash for any shares of Waypoint common stock you own unless the cash elections of all Waypoint shareholders equal or exceed 30% of the outstanding shares of Waypoint common stock in which case you will be deemed to have made an election to receive Sovereign common stock for your shares of Waypoint common stock.

You may receive significantly less cash or Sovereign common stock than you elect to receive, or a different combination of cash and Sovereign common stock than you elect. For more information about the allocation rules and the potential effects of the allocation procedures described above see “The Merger Agreement—Election and Exchange Procedure” and “The Merger Agreement—Limits on Cash and Stock Consideration and Allocation Rules” on pages 58 and 57, respectively.

In addition, Sovereign will not issue fractional shares of Sovereign common stock to Waypoint shareholders. If you are otherwise entitled to receive a fractional share of Sovereign common stock under the exchange procedure described above, you will instead have the right to receive cash, in an amount equal to the product of the fraction of a share that would otherwise be due to you and the average closing price of Sovereign common stock for the ten trading days ending on the trading day preceding the effective date.

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Illustrations of Exchange Ratio Application; Value to Be Received

The following table contains examples of the exchange ratio and cash and stock consideration that you would receive, based on various hypothetical average final prices of Sovereign common stock and assuming that you own 100 shares of Waypoint common stock and you elect to receive 50% cash and 50% shares of Sovereign common stock as consideration and no proration occurs. The examples provided assume that the market price of a share of Sovereign common stock on the day the transaction is completed is equal to the average closing price of Sovereign common stock for the ten trading days ending on the trading day preceding the effective date (referred to as the average final price). For each hypothetical average final price, the table indicates:

•	the corresponding exchange ratio;

•	the number and dollar value of whole shares of Sovereign common stock that you would receive;

•	the amount of cash that you would receive for any fractional share;

•	the amount of cash consideration that you would receive; and

•	the total value of the cash and stock consideration that you would receive.

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Illustrations of Exchange Ratio Application and the Value of Cash and Stock Consideration to be Received for 100 Shares of Waypoint Common Stock as to Which a 50% Cash and 50% Stock
Election is Made

	Assumed Average Final Price(1)	Exchange Ratio	Number of Sovereign Shares to be Received	Value of Sovereign Shares to be Received	Cash Payment for Fractional Share(2)	Cash Consideration to be Received	Total Value to be Received Per 100 Shares

	$17.50	1.262	63.100	$1,102.50	$1.75	$1,400.00	$2,504.25
	$18.00	1.262	63.100	$1,134.00	$1.80	$1,400.00	$2,535.80
	$18.50	1.262	63.100	$1,165.50	$1.85	$1,400.00	$2,567.35
	$18.83	1.262	63.100	$1,186.29	$1.88	$1,400.00	$2,588.17
Termination Right(3)	$18.84	1.262	63.100	$1,186.92	$1.88	$1,400.00	$2,588.80
	$19.00	1.262	63.100	$1,197.00	$1.90	$1,400.00	$2,598.90
	$19.50	1.262	63.100	$1,228.50	$1.95	$1,400.00	$2,630.45
	$20.00	1.262	63.100	$1,260.00	$2.00	$1,400.00	$2,662.00
	$20.50	1.262	63.100	$1,291.50	$2.05	$1,400.00	$2,693.55
	$21.00	1.262	63.100	$1,323.00	$2.10	$1,400.00	$2,725.10
	$21.50	1.262	63.100	$1,354.50	$2.15	$1,400.00	$2,756.65
	$22.00	1.262	63.100	$1,386.00	$2.20	$1,400.00	$2,788.20
	$22.50	1.262	63.100	$1,417.50	$2.25	$1,400.00	$2,819.75
	$23.00	1.262	63.100	$1,449.00	$2.30	$1,400.00	$2,851.30
	$23.50	1.262	63.100	$1,480.50	$2.35	$1,400.00	$2,882.85
	$23.95	1.262	63.100	$1,508.85	$2.40	$1,400.00	$2,911.25
	$23.96	1.262	63.100	$1,509.48	$2.40	$1,400.00	$2,911.88
	$23.97	1.262	63.100	$1,510.11	$2.40	$1,400.00	$2,912.51
	$24.00	1.262	63.100	$1,512.00	$2.40	$1,400.00	$2,914.40
	$24.50	1.262	63.100	$1,543.50	$2.45	$1,400.00	$2,945.95
	$25.00	1.262	63.100	$1,575.00	$2.50	$1,400.00	$2,977.50
	$25.50	1.262	63.100	$1,606.50	$2.55	$1,400.00	$3,009.05
	$26.00	1.262	63.100	$1,638.00	$2.60	$1,400.00	$3,040.60
	$26.50	1.262	63.100	$1,669.50	$2.65	$1,400.00	$3,072.15
	$27.00	1.262	63.100	$1,701.00	$2.70	$1,400.00	$3,103.70
	$27.50	1.262	63.100	$1,732.50	$2.75	$1,400.00	$3,135.25
	$28.00	1.262	63.100	$1,764.00	$2.80	$1,400.00	$3,166.80
	$28.50	1.262	63.100	$1,795.50	$2.85	$1,400.00	$3,198.35
	$29.00	1.262	63.100	$1,827.00	$2.90	$1,400.00	$3,229.90
	$29.50	1.262	63.100	$1,858.50	$2.95	$1,400.00	$3,261.45
	$30.00	1.262	63.100	$1,890.00	$3.00	$1,400.00	$3,293.00

(1)
On November 4, 2004, the latest practicable trading day before the printing of this document, the closing sales price of Sovereign common stock was $22.04. The “average final price” is the average closing sales price of Sovereign common stock for the ten consecutive trading days preceding the effective date of the transaction.

(2)
All fractional shares will be paid in cash based upon the average closing sales price of Sovereign common stock for the ten consecutive trading days ending on the trading day preceding the effective date of the transaction. The examples provided in the table above assume that the market price of a share of Sovereign common stock on the effective date of the transaction is equal to the assumed average final price.

(3)
Under the merger agreement, Waypoint has the right to terminate the merger agreement if the average closing sales price of Sovereign common stock for the trading days ending on the trading day preceding the closing date of the transaction is below $18.84 and Sovereign underperforms a peer index group of ten other bank and thrift holding companies by more than 15%. Sovereign may avoid termination by agreeing to increase the merger consideration so that the value of the consideration received for each

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share of Waypoint common stock that is exchanged for Sovereign common stock is equal to $25.20. These possible events are not illustrated in the table.

Waypoint Price Termination Right and Sovereign “Top-Up” Right

Subject to the rights of Sovereign as described below, Waypoint has the right to terminate the transaction if the average closing sales price of Sovereign common stock for the ten consecutive trading days ending on the trading day preceding the effective date of the merger is less than $18.84, and the decline in the price of Sovereign common stock since March 8, 2004, is at least 15% more than the decline during the same period in an index group of ten bank and thrift holding companies. We refer to the ten day average closing sales price of Sovereign common stock as the average final price. The $18.84 threshold for the price termination right is approximately 15% lower than the $22.16, the average closing sales prices of Sovereign common stock for the 10 consecutive trading days ending on March 8, 2004, the day prior to announcement of the merger agreement, and is approximately 13% lower than the average final price of Sovereign common stock on November 4, 2004. If the average final price is $18.84, you will receive Sovereign common stock with a market value of approximately $23.78 per share assuming an election to receive all Sovereign common stock in the transaction. The $18.84 threshold will be appropriately adjusted in the event of stock splits, stock dividend, recapitalization or similar transaction prior to the closing.

Even if Waypoint elects to terminate the merger agreement, the transaction may still be completed if Sovereign, at its option, chooses to “top up” or increase the consideration that will be paid to shareholders of Waypoint who receive Sovereign common stock by increasing the merger consideration so that such shareholders receive Sovereign common stock, cash or a combination of stock and cash having a value of $25.20 for each share of Waypoint common stock. This will not affect the cash consideration of $28.00 per share to be paid to Waypoint shareholders who receive cash.

Waypoint’s ability to terminate the merger agreement based on a decrease in the market price of the Sovereign common stock reflects the parties’ agreement that Waypoint shareholders would assume the risk of a modest decline in value of the Sovereign common stock (equal to up to a 15% decline from the average final price of Sovereign common stock on the day prior to announcement of the merger agreement) but that the Waypoint shareholders would assume the risk of a more significant decline (greater than 15%) only if the Sovereign common stock did not underperform a peer group of companies by more than 15% during a designated measurement period. The premise of this agreement is that declines in value of the Sovereign common stock that are in accordance with an index of publicly-traded banking stocks are indicative of a broad-based change in market and economic conditions affecting financial institutions generally, rather than factors which are specifically attributable to the value of Sovereign common stock.

The following is an example of the price decline termination provision. We provide this hypothetical example only to illustrate how the price termination provision operates. This example is not based on actual prices. Assume that the average final price of Sovereign common stock is $18.00 per share. Divide $18.00 by $22.16 (the average closing price per share of Sovereign common stock for the 10-day trading period ending on March 8, 2004), which equals 0.81. Divide $53.22 (the assumed average final price of the index group of ten bank and thrift holding companies) by $54.66 (the average price of the index group companies as of March 8, 2004). This equation equals 0.97. Subtract 0.15 from 0.97. This difference is 0.82. Since 0.81 is less than 0.82, the conditions are satisfied and Waypoint would have the right to terminate the merger agreement. However, Sovereign, upon receiving notice of Waypoint’s intention to terminate the merger agreement, may elect to pay additional consideration in the form of cash, Sovereign common stock or a combination of cash and Sovereign common stock so that the value of the consideration received for each share of Waypoint common stock that is exchanged for Sovereign common stock is equal to $25.20 and thereby eliminate Waypoint’s right to terminate.

It is not possible to know until the day before the closing of the transaction if the average final price will be less than $18.84. Neither Sovereign nor Waypoint can predict whether or not the Waypoint board would exercise its right to give notice to Sovereign that Waypoint wished to terminate the transaction, or whether Sovereign would exercise its top-up right, if these conditions were met. In making a decision whether to terminate the merger agreement, the Waypoint board would carefully consider whether the transaction continued to be fair to and in your best interest as a Waypoint shareholder, taking into account all relevant

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facts and circumstances that exist at the time and after consulting with their financial advisors and legal counsel. In making a decision to increase the merger consideration, the Sovereign board of directors would carefully consider whether the transaction, as adjusted for the additional consideration, continued to be fair to and in the best interests of Sovereign.

The merger agreement does not provide for a resolicitation of Waypoint shareholders in the event that the conditions for termination described above are satisfied and the Waypoint board nevertheless chooses to complete the transaction. Therefore, adoption of the merger agreement at the Waypoint special meeting will give the Waypoint board the ability to complete the transaction even if its right to terminate is triggered by a decline in the price of Sovereign’s common stock without any further action by, or resolicitation of, you. For a detailed description of the termination provision, see “THE MERGER AGREEMENT—Termination; Effect of Termination” on page 65 of this document.

No Dissenters’ Rights of Appraisal

You will not be entitled to dissenters’ rights under the Pennsylvania Business Corporation Law of 1988, as amended, in connection with the transaction to be acted on at the special meeting.

Accounting Treatment

Sovereign will use the purchase method of accounting to account for the transaction. The purchase method of accounting requires that a business combination be treated as the acquisition of one company by another. Purchase accounting requires Sovereign to allocate the purchase price, including the costs of the acquisition, to all of Waypoint’s tangible and identifiable intangible assets and liabilities, based on their estimated fair value at the merger date. Any excess will be recorded as “goodwill.” Under generally accepted accounting principles, goodwill is not amortized but is assessed annually for impairment, with any resulting impairment losses included in net income. Earnings or losses relating to the business of Waypoint will be included in Sovereign’s financial statements only prospectively from the date of the transaction.

Resale of Sovereign Common Stock

You may freely transfer the Sovereign common stock issued in the transaction under the Securities Act unless you are an “affiliate” of Sovereign for purposes of Rule 144 promulgated under the Securities Act or an “affiliate” of Waypoint for purposes of Rule 145 promulgated under the Securities Act. Affiliates will include persons (generally executive officers, directors and 10% stockholders) who control, are controlled by or are under common control with (1) Sovereign or Waypoint at the time of the Waypoint special meeting or (2) Sovereign at or after the completion of the transaction. Each director and certain executive officers of Waypoint have entered into an agreement with Sovereign providing that, as an affiliate, he or she will not transfer any Sovereign common stock received in the transaction except in compliance with the securities laws.

Material Federal Income Tax Consequences

In the opinion of Stevens & Lee, Sovereign’s legal tax counsel, the following discussion addresses the material United States federal income tax consequences of the transaction to a Waypoint shareholder who is a United States Person within the meaning of section 7701(a)(30) of Internal Revenue Code of 1986, as amended, which is referred to in this document as the “Code,” and holds shares of Waypoint common stock as a capital asset. The statements of law and legal conclusions reflected in this discussion constitute the opinion of Stevens & Lee, which legal opinion has been delivered to Sovereign. This discussion and the opinion of Stevens & Lee are based upon the Code, Treasury regulations promulgated under the Code, judicial authorities, published positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion and the opinions of Stevens & Lee are also based on the factual statements, representations and assumptions set forth in this document, the merger agreement and certificates provided by officers of Sovereign and Waypoint.

This discussion does not address all aspects of United States federal income taxation that may be relevant to Waypoint shareholders in light of their particular circumstances and does not address aspects of

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United States federal income taxation that may be applicable to Waypoint shareholders subject to special treatment under the Code (including banks, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, investors in pass-through entities, Waypoint shareholders who hold their shares of Waypoint common stock as part of a hedge, straddle or conversion transaction, Waypoint shareholders who acquired their shares of Waypoint common stock pursuant to the exercise of employee stock options or otherwise as compensation, and Waypoint shareholders who are not United States persons). In addition, the discussion does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

Waypoint shareholders are urged to consult their tax advisors with respect to the particular United States federal, state, local and foreign tax consequences of the transaction to them.

The closing of the transaction is conditioned upon the receipt by Sovereign of the updated opinion of Stevens & Lee, counsel to Sovereign, and the receipt by Waypoint of the opinion of Rhoads & Sinon, counsel to Waypoint, each dated as of the effective date of the transaction, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in those opinions (including factual representations contained in certificates of officers of Sovereign and Waypoint) which are consistent with the state of facts existing as of the effective date of the transaction, the transaction will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a)(1) of the Code. The tax opinions to be delivered in connection with the transaction are not binding on the IRS or the courts, and neither Sovereign nor Waypoint intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the transaction. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the transaction could be adversely affected.

Assuming that the transaction will be treated as a reorganization within the meaning of Section 368(a) of the Code, the discussion below reflects the conclusions of Stevens & Lee, in its opinion as to the material United States federal income tax consequences of the transaction to Waypoint shareholders. Such consequences generally will depend on whether Waypoint shareholders exchange their Waypoint common stock solely for cash, solely for Sovereign common stock or for a combination of cash and Sovereign common stock.

Exchange solely for cash.     In general, if, pursuant to the transaction, a Waypoint shareholder exchanges all of such holder’s shares of Waypoint common stock actually owned by such holder solely for cash, such holder will recognize gain or loss equal to the difference between the amount of cash received and such holder’s adjusted tax basis in the shares of Waypoint common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the shareholder’s holding period with respect to the Waypoint common stock surrendered is more than one year. If, however, a Waypoint shareholder exchanges all of such holder’s shares of Waypoint common stock actually owned by the shareholder solely for cash and also constructively owns shares of Waypoint common stock that are exchanged for shares of Sovereign common stock in the transaction or owns shares of Sovereign common stock actually or constructively after the transaction, the consequences to such holder may be similar to the consequences described below under the heading “—Exchange for Sovereign common stock and cash,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of such holder’s gain.

Exchange for Sovereign common stock.     If, pursuant to the transaction, a Waypoint shareholder exchanges all of such holder’s shares of Waypoint common stock actually owned by such holder solely for shares of Sovereign common stock, such holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Sovereign common stock (as discussed below). The aggregate adjusted tax basis of the shares of Sovereign common stock received in the transaction will be equal to the aggregate adjusted tax basis of the shares of Waypoint common stock surrendered for the Sovereign common stock (reduced by the tax basis allocable to any fractional share of Sovereign common stock for which cash is received), and the holding period of the Sovereign common stock will include the period during which the

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shares of Waypoint common stock were held by the Waypoint shareholder. If a Waypoint shareholder has differing bases or holding periods in respect of his or her shares of Waypoint common stock, such shareholder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Sovereign common stock received in the exchange.

Exchange for Sovereign common stock and cash.     If, pursuant to the transaction, a Waypoint shareholder exchanges all of such holder’s shares of Waypoint common stock actually owned by such holder for a combination of Sovereign common stock and cash, such shareholder generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Sovereign common stock received pursuant to the transaction over such shareholder’s adjusted tax basis in the shares of Waypoint common stock surrendered), and (2) the amount of cash received pursuant to the transaction. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and loss realized on one block of shares may not be used to offset gain realized on another block of shares. Any recognized gain generally will be long-term capital gain if the Waypoint shareholder’s holding period with respect to the Waypoint common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the Waypoint shareholder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible treatment of cash as a dividend” below.

The aggregate tax basis of Sovereign common stock received by a Waypoint shareholder that exchanges such holder’s shares of Waypoint common stock for a combination of Sovereign common stock and cash pursuant to the transaction will be equal to the aggregate adjusted tax basis of the shares of Waypoint common stock surrendered for Sovereign common stock and cash, reduced by the amount of cash received by the Waypoint shareholder pursuant to the transaction, and increased by the amount that is treated as a dividend and the amount of gain, if any, recognized by the Waypoint shareholder on the exchange (not including any portion of the gain that is treated as a dividend as described below). The holding period of the Sovereign common stock will include the holding period of the shares of Waypoint common stock surrendered. If a Waypoint shareholder has differing bases or holding periods in respect of his or her shares of Waypoint common stock, such shareholder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Sovereign common stock received in the exchange.

Possible treatment of cash as a dividend.     In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the Waypoint shareholder’s deemed percentage stock ownership of Sovereign. For purposes of this determination, Waypoint shareholders will be treated as if they first exchanged all of their shares of Waypoint common stock solely for Sovereign common stock and then Sovereign immediately redeemed (the “deemed redemption”) a portion of such Sovereign common stock in exchange for the cash actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if (1) the deemed redemption is “substantially disproportionate” with respect to the Waypoint shareholder (and the shareholder actually or constructively owns after the deemed redemption less than 50% of voting power of the outstanding Sovereign common stock) or (2) the deemed redemption is “not essentially equivalent to a dividend.”

The deemed redemption generally will be “substantially disproportionate” with respect to a Waypoint shareholder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a Waypoint shareholder will depend upon the shareholder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must generally result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of Sovereign. In general, such determination requires a comparison of (1) the percentage of the outstanding stock of Sovereign that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Sovereign that is actually and constructively owned by the shareholder immediately after the deemed redemption. In applying the above tests, a Waypoint shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or

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otherwise in addition to the stock actually owned by the shareholder. These rules are complex and dependent upon a Waypoint shareholder’s specific circumstances; therefore, each shareholder that may be subject to these rules should consult his or her tax advisor. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if such shareholder has a relatively minor reduction in its percentage stock ownership under the above analysis.

Cash received in lieu of a fractional share.     Cash received by a Waypoint shareholder in lieu of a fractional share of Sovereign common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the shares of Waypoint common stock surrendered that is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Waypoint common stock is more than one year.

Backup Withholding.     If a Waypoint shareholder receives cash in exchange for surrendering shares of Waypoint common stock, the shareholder may be subject to backup withholding at a rate of 28% if the shareholder is a non-corporate United States person and (1) fails to provide an accurate taxpayer identification number; (2) is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns or (3) in certain circumstances, fails to comply with applicable certification requirements. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s United States federal income tax liability provided that the shareholder furnishes the required information to the IRS.

Reporting Requirements.     A Waypoint shareholder who receives Sovereign common stock as a result of the transaction will be required to retain records pertaining to the transaction and will be required to file with such holder’s United States federal income tax return for the year in which the transaction takes place a statement setting forth certain facts related to the transaction.

The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the transaction. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, a Waypoint shareholder’s individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the transaction. Accordingly, Waypoint shareholders are strongly urged to consult with their tax advisors to determine the particular United States federal, state, local and foreign income and other tax consequences to them of the transaction.

Regulatory Approvals

The Office of Thrift Supervision must approve both the transaction and the bank merger. Sovereign filed an application for approval with the OTS on September 16, 2004. Under applicable regulations, the OTS will review the financial, managerial, competitive, legal, disclosure, accounting and tax aspects of the transaction, as well as the insurance risk to the Bank Insurance Fund and the Savings Association Insurance Fund and the convenience and needs of the community to be served.

In addition, the OTS may not approve any proposed acquisition:

•	if it would result in a monopoly or further any combination or conspiracy to monopolize or to attempt to monopolize the savings and loan business in any part of the United States; or

•
which in any section of the country may have the effect of substantially lessening competition or tending to create a monopoly or which in any other manner would restrain trade, unless the OTS finds that the anticompetitive effects of the proposed acquisition are clearly outweighed in the public interest by the probable effect of the proposed acquisition in meeting the convenience and needs of the community to be served.

In addition, the OTS has the responsibility to review the performance of all involved institutions in meeting their responsibilities under the Community Reinvestment Act, which includes the record of

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performance of the existing institutions in meeting the credit needs of the entire community including low- and moderate-income neighborhoods. Waypoint Bank received a rating of “satisfactory” in its last Community Reinvestment Act examination. Sovereign Bank’s Community Reinvestment Act rating is “outstanding.” The OTS has not received any protest under the Community Reinvestment Act as of the date of this document. Moreover, under Section 327 of the USA Patriot Act of 2001, the OTS, when considering the application seeking approval of the bank merger, must take into account the effectiveness of Sovereign Bank and Waypoint Bank in combating money laundering activities.

We cannot assure you that the OTS will approve the transaction or the bank merger or as to the date of approval. We cannot complete the bank merger until 30 days (15 days if the Attorney General does not object) after the date of OTS approval, during which time the U.S. Department of Justice may challenge the bank merger on antitrust grounds. The commencement of an antitrust action by the U.S. Department of Justice would stay the effectiveness of OTS approval unless a court specifically orders otherwise. In reviewing the bank merger, the U.S. Department of Justice could analyze the bank merger’s effect on competition differently than the OTS, and thus it is possible that the U.S. Department of Justice could reach a different conclusion than the OTS regarding the bank merger’s competitive effects. Failure of the U.S. Department of Justice to object to the bank merger does not prevent the filing of antitrust actions by private persons.

Material Contracts

On July 14, 2004 and August 12, 2004, Waypoint Bank acquired from Sovereign Bank a 90% participation interest in two pools of fixed rate home equity mortgage loans totaling $48,827,419.92 and $8,377,952.74, respectively. Sovereign Bank retained a 10% interest in the pools and will service the loans.

THE MERGER AGREEMENT

The description of the merger agreement set forth below highlights important terms of the merger agreement, a copy of which is attached to, and incorporated by reference in, this document as Annex A. This description is not complete and may not include all the information that may interest you. For a more complete understanding of the merger agreement, we urge you to read the merger agreement carefully and in its entirety.

Effects of the Transaction; Closing and Effective Time

The closing of the transaction will occur on the date selected by Sovereign upon five days prior written notice to Waypoint, but in no event later than January 31, 2005 or before the fulfillment or waiver of the conditions to the transaction as set forth in the merger agreement. Sovereign and Waypoint presently expect to close the transaction on or about January 21, 2005. We refer to the closing date as the effective date. At the effective date, Waypoint will be merged with and into Sovereign and the separate legal existence of Waypoint will cease. Sovereign will be the surviving corporation and will continue its corporate existence in accordance with the applicable provisions of the laws of the Commonwealth of Pennsylvania. As a consequence of the merger transaction, all property, rights, debts and obligations of Waypoint will automatically be deemed vested in Sovereign, in accordance with Pennsylvania law. Sovereign, as the surviving corporation, will be governed by the articles of incorporation and bylaws of Sovereign in effect immediately prior to completion of the transaction. You will receive cash, Sovereign common stock, or a combination of cash and Sovereign common stock for the shares of Waypoint common stock that you own. See “THE TRANSACTION—What Waypoint Shareholders Will Receive” on page 48.

On the effective date, we will file articles of merger with the Pennsylvania Department of State, in accordance with the merger agreement, setting forth the effective time of the merger. Either of us may terminate the merger agreement if, among other reasons, the merger does not occur on or before January 31, 2005 and the terminating party has not breached or failed to perform any of its obligations under the merger agreement. See “— Termination; Effect of Termination” on page 65.

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Merger Consideration

You will be entitled to choose one of the consideration options listed below, although the amount of cash and the number of shares of Sovereign common stock that you receive is subject to the limitations described in the next section:

•	to receive $28.00 in cash as consideration for each share of Waypoint stock that you own;

•	to receive 1.262 shares of Sovereign common stock as consideration for each share of Waypoint stock that you own; or

•	to receive cash for some of the shares of Waypoint stock that you own and to receive Sovereign common stock for some of the shares of Waypoint stock that you own.

The form of consideration ultimately received by Waypoint shareholders will depend on the choices of other Waypoint shareholders and the election, allocation and proration procedures. Accordingly, no guarantee can be given that the choice of any given shareholder of Waypoint will be fully honored.

For more information, see “THE TRANSACTION—What Waypoint Shareholders Will Receive” on page 48 of this document.

Limits on Cash and Stock Consideration and Allocation Rules

The merger agreement provides that the aggregate total number of shares of Waypoint stock that will be converted into the right to receive cash in the transaction is 30% of the total number of shares of Waypoint stock issued and outstanding immediately before the effective date of the transaction (we refer to this as the maximum cash election number), and that the aggregate total number of shares of Waypoint stock that will be converted into the right to receive Sovereign common stock in the transaction is 70% of the total number of shares of Waypoint stock issued and outstanding immediately before the effective date of the transaction (we refer to this as the maximum stock election number).

Additionally, under certain limited circumstances if necessary to preserve the transaction as a reorganization for federal income tax purposes, the total stock consideration will be increased and the total cash consideration will be decreased to secure the opinions of legal counsel to each of Sovereign and Waypoint, respectively, that the transaction will be treated as a reorganization for federal income tax purposes.

Because of the limitations on the number of shares of Waypoint common stock to be exchanged for the right to receive cash or stock consideration under the election and allocation procedures described in this document, no assurance can be given that you will receive the form of consideration you have elected to receive.

Allocation of Cash Available for Election

If the holders of more than 30% of the aggregate number of shares of Waypoint stock issued and outstanding immediately before the effective date of the transaction elect to receive cash:

(1)	all shares of Waypoint stock as to which Waypoint shareholders elect to receive Sovereign common stock as consideration will be exchanged for Sovereign common stock and cash in lieu of fractional shares;

(2)	a proration factor will be determined by dividing the maximum cash election number by the aggregate number of shares of Waypoint common stock for which cash elections were made, and then the number of shares of Waypoint common stock as to which a cash election was made will be multiplied by this proration factor to determine the number of Waypoint shares that will be exchanged for cash; and

(3)	the remaining shares of Waypoint stock not exchanged for cash under number (2) above will be exchanged for Sovereign common stock and cash in lieu of fractional shares.

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Allocation of Sovereign Common Stock Available for Election

If more than 70% of the aggregate number of shares of Waypoint common stock issued and outstanding immediately before the effective date of the transaction elect to receive Sovereign common stock:

(1)	all shares of Waypoint stock as to which shareholders elect to receive cash as consideration will be exchanged for cash;

(2)	a proration factor will be determined by dividing the maximum stock election number by the aggregate number of shares of Waypoint stock for which stock elections were made, and then the number of shares of Waypoint common stock as to which a stock election was made will be multiplied by this proration factor, to determine the number of Waypoint shares that will be exchanged for shares of Sovereign common stock; and

(3)	the remaining shares of Waypoint stock not exchanged for stock under number (2) above will be exchanged for cash.

Thus, as a result of the above-described proration formulas, the amount of cash and stock received by you may differ from your actual election, and no assurance can be given that you will receive the amount of cash or stock consideration you have elected to receive.

Exchange Agent

Prior to the effective date, Sovereign will appoint Mellon Investor Services, LLC or some other bank or trust company to serve as the exchange and paying agent in connection with the transaction. The exchange agent will handle the election forms, the exchange of certificates and the payment of all consideration in connection with the transaction. You should not return your stock certificates for Waypoint common stock with the enclosed proxy. You should also not forward stock certificates to Waypoint or Sovereign at any time. At or prior to the effective date, Sovereign will deposit with the exchange agent sufficient cash and certificates representing Sovereign common stock to make all payment and deliveries required under the merger agreement.

Election and Exchange Procedure

Prior to the effective date, Sovereign will prepare a form of election that will be mailed by the exchange agent to you one to three months prior to the date by which you must complete and return your election form. This date, which we refer to as the election date, will be approximately two business days before the effective date. The exchange agent will use reasonable efforts to make a form of election available to all persons who become shareholders of Waypoint between the record date and the election date. The form of election will be used by you to indicate the form of consideration you wish to receive for your shares of Waypoint common stock. You may indicate that you wish to receive cash, shares of Sovereign common stock or a combination of cash and Sovereign common stock. Shares as to which no valid or effective form of election is received, or shares as to which no preference as to the type of consideration is indicated, will be deemed to be cash election shares up to the maximum cash election number and stock election shares up to the maximum stock election shares.

You will have until the election date to return to the exchange agent the completed and signed form of election, together with the certificates that represent the common stock of Waypoint to which the form of election relates. To be effective, a form of election must be:

•	properly completed and signed by you;

•	accompanied by certificates for the Waypoint common stock for which the election is being made; and

•	delivered to the exchange agent before 5:00 p.m. New York City time, on the date specified in the form of election.

You may revoke your election by sending written notice to the exchange agent before the deadline for submitting elections. Upon any such revocation, the certificates (or delivery guarantees) covered by the

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election will be promptly returned. Sovereign may decide whether forms of election have been properly completed, signed and submitted or revoked and may disregard immaterial defects in forms of election.

Within fifteen days after the effective date, the exchange agent will mail to those Waypoint shareholders of record who did not return a properly executed and completed form of election:

•	a letter of transmittal for use in submitting shares to the exchange agent for exchange; and

•	instructions explaining what must be done to effect the surrender of Waypoint certificates in exchange for cash or Sovereign common stock.

Such shareholders should complete and sign the letter of transmittal and return it to the exchange agent together with their certificates in accordance with the instructions. Shareholders who hold shares through a nominee (for example, if the shares of common stock are held by a broker as nominee), will not need to request that certificates be issued. Such shareholders should contact their broker or other nominee for instructions.

Lost, Stolen or Destroyed Certificates

If certificates for your shares of Waypoint common stock have been lost, stolen or destroyed, you must submit an affidavit to that effect to the exchange agent. Sovereign may also require you to deliver a bond to the exchange agent in an amount reasonably required to indemnify the exchange agent against claims with respect to lost certificates.

Transfer of Ownership

The exchange agent will issue a certificate for shares of Sovereign common stock in a name other than your own name surrendered in exchange only if the Waypoint certificate surrendered is properly endorsed and otherwise in proper form for transfer. The person requesting the exchange must also have paid any required transfer or other taxes or established to the satisfaction of the exchange agent that no tax is payable.

Payment Following Surrender

Within ten days of the effective date and assuming that you have surrendered your certificates to the exchange agent with a properly completed form of election, you will be mailed the merger consideration, which will consist of a certificate representing, in the aggregate, the whole number of shares of Sovereign common stock that you have the right to receive under the merger agreement, a check in an amount equal to any cash that you have the right to receive as consideration for your shares of Waypoint stock, plus any cash that you have the right to receive as payment for fractional shares of Sovereign common stock. No interest will be paid or will accrue on any cash payable under the merger agreement.

Conversion of Waypoint Stock Options

On the effective date, each outstanding option to acquire Waypoint common stock will automatically be converted into an option to purchase shares of Sovereign common stock. The number of shares of Sovereign common stock issuable upon exercise of such options will be equal to the number of shares of Waypoint common stock subject to such option multiplied by 1.262, rounded down to the nearest whole share. The per share exercise price under such options will be the stated exercise price divided by 1.262, rounded up to the nearest whole cent. Options will otherwise remain subject to the terms of the plan and grant agreements under which Waypoint issued the options.

Conditions to The Merger

The obligations of Sovereign and Waypoint to complete the transaction are subject to various conditions, which include, among other customary provisions for transactions of this type, the following:

•	approval of the merger agreement by Waypoint shareholders;

•	receipt of all required regulatory approvals, including the expiration or termination of any notice and waiting periods;

•	the absence of any legal order prohibiting the merger;

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•	delivery of a tax opinion by the respective legal counsel to each of Waypoint and Sovereign concerning certain tax implications of the merger;

•
effectiveness of the registration statement of which this document is a part under the Securities Act of 1933 and the absence of any pending or threatened proceedings by the SEC to suspend the effectiveness of the registration statement;

•	the shares of Sovereign common stock that will be issued as merger consideration shall have been approved for listing on the New York Stock Exchange; and

•
absence of any material adverse effect on the assets, financial condition or results of operations on a consolidated basis of Sovereign or Waypoint since September 30, 2003. The term “material adverse effect” does not include:

•	any change resulting from a change in interest rates generally;

•	any change occurring after the date of the merger agreement in any law or regulation or in generally accepted accounting principles which affects banking institutions generally;

•	any change in general economic, legal, regulatory or political conditions affecting banking institutions generally;

•	any change resulting from the announcement of the transaction or an announcement of another transaction by Sovereign;

•	reasonable expenses arising as a result of the transaction plus any reasonable legal fees, costs and expenses relating to any litigation arising as a result of the transaction;

•	any modification or changes to valuation policies and practices in connection with the transaction or restructuring charges taken in connection with the transaction;

•	actions or omissions of a party taken with the written consent of the other party; and

•	any material adverse effect caused, in whole or in substantial part, by the party claiming that a material adverse effect has occurred.

In addition, the obligations of Sovereign and Waypoint to complete the transaction are conditioned on:

•
the accuracy in all material respects as of the date of the merger agreement and as of the effective date of the representations and warranties of Sovereign and Waypoint, except as to any representation or warranty which specially relates to an earlier date and except where the breach would not individually or in the aggregate, constitute a material adverse effect with respect to the other party;

•
the other party’s material performance of all its covenants and obligations except where the breach would not individually or in the aggregate, constitute a material adverse effect with respect to the other party; and

•	other conditions customary for similar transactions, such as the receipt of officer certificates.

Except for the requirements of shareholder approval, regulatory approvals and the absence of any legal order preventing the merger, each of the conditions described above may be waived in the manner and to the extent described in the merger agreement. See “— Amendment; Waivers” on page 64.

Subsidiary Bank Merger

Sovereign Bank and Waypoint Bank have entered into a bank plan of merger. The bank plan of merger provides that, subject to receipt of all necessary regulatory approvals and the completion of the merger of Waypoint into Sovereign, Waypoint Bank will merge into Sovereign Bank, with Sovereign Bank surviving. All shares of Waypoint Bank will be canceled and will cease to exist, and no consideration will be paid for any of these shares. Sovereign and Waypoint expect to complete the bank merger concurrently with completion of the transaction.

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Representations and Warranties

The merger agreement contains customary representations and warranties relating to, among other things:

•	the corporate organization of Sovereign, Sovereign Bank, Waypoint and Waypoint Bank;

•	the capital structures of Sovereign and Waypoint;

•	the approval and enforceability of the merger agreement and the bank plan of merger;

•	required consents or approvals of regulatory authorities or third parties;

•	the preparation of financial statements in accordance with generally accepted accounting principles and, where appropriate, applicable regulatory accounting principles;

•	the filing of tax returns and payment of taxes;

•
the absence of material adverse changes, since September 30, 2003, as to each of Sovereign and Waypoint, on the assets, financial condition or results of operations on a consolidated basis of Sovereign and Waypoint;

•	the absence of undisclosed material pending or threatened litigation;

•	compliance with applicable laws and regulations;

•	retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974;

•	the quality of title to assets and properties;

•	the maintenance of adequate insurance;

•	the absence of undisclosed brokers’ or finders’ fees;

•	the absence of material environmental violations, actions or liabilities;

•	the consistency of the allowance for loan losses with generally accepted accounting principles and all applicable regulatory criteria;

•
the accuracy of information supplied by Waypoint in connection with the registration statement filed by Sovereign with the Securities and Exchange Commission, this document and all applications filed with regulatory authorities for approval of the transaction and the bank merger; and

•	other documents filed by us with the Securities and Exchange Commission and the accuracy of information contained in those documents.

The merger agreement also contains other representations and warranties by Waypoint relating to, among other things:

•	employment and consulting contracts and benefits matters;

•	the validity and binding nature of loans reflected as assets in the financial statements of Waypoint;

•	the inapplicability of the antitakeover provisions of Pennsylvania law to the merger agreement and the bank plan of merger; and

•	transactions with affiliates.

Business Pending the Merger

Under the merger agreement, Sovereign and Waypoint have each agreed to use their reasonable good faith efforts to preserve our business organizations intact, to maintain good relationships with employees and to preserve the goodwill of customers and others with whom business relationships exist. In addition, Waypoint agreed to conduct its business and to engage in transactions only in the ordinary course of business, consistent with past practice, except as otherwise required by the merger agreement or with the written consent of Sovereign.

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Waypoint also agreed that neither it nor Waypoint Bank may, without the written consent of Sovereign:

•	amend or change any provision of its articles of incorporation, charter or bylaws;

•
change the number of authorized or issued shares of its capital stock, except for the issuance of shares of Waypoint common stock upon (1) the exercise of outstanding stock options, (2) the grant of awards of up to 10,000 shares of Waypoint common stock under the Waypoint Key Employee/Outside Director Recognition and Retention Plan or (3) the distribution of shares of Waypoint common stock from the Waypoint Deferred Compensation Trust to participants under Waypoint’s directors or officers deferred compensation plans;

•	grant any option, warrant, or agreement of any character relating to its authorized or issued capital stock or any securities convertible into its capital stock;

•	split, combine or reclassify any shares of its capital stock;

•	declare, set aside or pay any dividend or other distribution in respect of its capital stock, except as otherwise specifically set forth in the merger agreement (see “— Dividends” on page 64);

•
grant any severance or termination pay, except in accordance with written policies or written agreements in effect on the date of the merger agreement (see “— Employee Benefits and Severance” on page 67), or enter into any new or amend any existing employment agreement;

•	grant any pay increase except for routine periodic increases in accordance with past practice;

•	engage in any merger, acquisition or similar transaction;

•
sell, lease or dispose of any assets having a book or market value (whichever is greater) in the aggregate in excess of $1,000,000, other than sales of mortgage loans in the ordinary course of business consistent with past practice and sales of other loans in amounts not exceeding $1,000,000 in the ordinary course of business consistent with past practice;

•	take any action which would result in any of the representations and warranties of Waypoint becoming untrue or in any of the conditions not being satisfied;

•
change any accounting practices, except as may be required by generally accepted accounting principles (without regard to any optional early adoption date) or any regulatory authority responsible for regulating Waypoint or Waypoint Bank;

•
waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material agreement to which Waypoint or any subsidiary is a party, other than in the ordinary course of business, consistent with past practices;

•	implement any new employee benefit or welfare plan, or amend any plan, unless the amendment does not result in an increase in cost or is permitted by the merger agreement;

•
purchase any security for its investment portfolio not rated “AA” or higher by Standard & Poor’s Corporation or “A2” Moody’s Investor Services, Inc. or otherwise materially alter the mix, maturity, credit or interest rate risk profile of its portfolio of investment securities or its portfolio of mortgage-backed securities;

•
make any new loan or other credit facility commitment to any borrower in excess of $5,000,000 in the aggregate, or compromise, extend, renew or modify any such loan or commitment outstanding in excess of $2,500,000, unless otherwise permitted in the merger agreement;

•	enter into, renew, modify or extend any transaction with any affiliate of Waypoint, unless permitted by the merger agreement;

•	enter into any interest rate swap or similar arrangement except in the ordinary course of business consistent with past practice;

•	other than as a result of the merger agreement, take any action which would give rise to a right of payment to any individual under any employment agreement; or

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•	make any charitable contributions in excess of Waypoint’s 2004 budgeted amount.

Waypoint has also agreed in the merger agreement, among other things:

•
to use its reasonable efforts to cause all members of Waypoint’s board of directors to vote all shares of Waypoint common stock that they beneficially own in favor of the transaction and to recommend to shareholders of Waypoint that they approve the transaction;

•	to approve the bank plan of merger as sole shareholder of Waypoint Bank;

•	if Sovereign requests and agrees to bear the expense, to retain a proxy solicitor to help solicit shareholder approval of the transaction;

•	if Sovereign requests, to use its reasonable efforts to extend any contract with an outside service bureau or other vendor;

•	to permit a representative of Sovereign reasonably acceptable to Waypoint to attend committee meetings of the management of Waypoint and Waypoint Bank;

•	to modify or change its accrual and reserve policies and practices as may be necessary to conform the accounting reserve practices and methods of Waypoint to those of Sovereign;

•	to call and convene a special meeting of its shareholders to consider and vote upon the merger agreement;

•	to deliver to Sovereign schedule(s) of all employees including pertinent information concerning each such employee as reasonably requested by Sovereign;

•	if Sovereign requests, advise and consult with Sovereign regarding the hiring or termination of any employee;

•	to deliver to Sovereign all personnel policy manuals and all employee handbooks regarding personnel policies and practices; and

•	to assist Sovereign as reasonably requested by it in connection with Sovereign providing notices to affected employees under the Workers Adjustment and Retraining Notification Act.

Sovereign has agreed in the merger agreement, among other things:

•
to indemnify Waypoint’s directors and officers against certain liabilities and maintain Waypoint’s existing directors’ and officers’ liability insurance policy (or a comparable policy) for a period of six years after the effective date; and

•
to assume Waypoint’s contractual commitments to community, civic and charitable organizations and to make additional contributions to community, civic and charitable organizations throughout Waypoint’s branch system after the effective date.

Sovereign and Waypoint have jointly agreed:

•	to cooperate with each other and use best efforts to identify those persons who may be deemed to be affiliates of Waypoint;

•	to use our best efforts to obtain all required regulatory approvals;

•	to agree upon the form and substance of any press release or public disclosure related to the transaction;

•	to take all actions necessary to complete the transactions contemplated by the merger agreement;

•	to maintain adequate insurance;

•	to maintain accurate books and records;

•	to deliver to the other copies of all securities documents after they are filed; and

•	to file all tax returns and pay all taxes when due.

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Dividends

The merger agreement permits Waypoint to pay a regular quarterly cash dividend in an amount not to exceed $0.14 per share of Waypoint common stock outstanding in the ordinary course of business consistent with past practice, and Waypoint may pay a pro rata cash dividend in the quarter in which the effective date occurs. Subject to applicable regulatory restrictions, if any, Waypoint Bank may pay a cash dividend sufficient to permit payment of the dividends by Waypoint.

No Other Bids and Related Matters

The merger agreement prohibits Waypoint or any of its directors, officers, employees, agents or representatives (including investment bankers or lawyers) from:

•
soliciting, initiating or encouraging any inquiries relating to, or making any proposal which relates to an acquisition of Waypoint or any Waypoint subsidiary, the purchase, lease or other acquisition of a substantial portion of the assets or liabilities of Waypoint or any Waypoint subsidiary or the purchase or acquisition of 15% of any class or series of the stock of Waypoint or any Waypoint subsidiary (we refer to any such acquisition, purchase or lease as an “acquisition transaction”);

•
responding to any inquiry relating to an acquisition transaction, unless advised in a written legal opinion of counsel to Waypoint that the failure to do so would result in a breach of their fiduciary obligations under Pennsylvania law;

•	recommending or endorsing an acquisition transaction, other than the merger transaction with Sovereign;

•	participating in any discussions or negotiations regarding an acquisition transaction;

•	providing any third party with any nonpublic information in connection with an acquisition transaction or any proposal relating to an acquisition transaction;

•	entering into a letter of intent or any other agreement relating to an acquisition transaction; or

•	failing to recommend and support the merger transaction to Waypoint shareholders.

Waypoint agreed to notify Sovereign if it receives any inquiries or proposals relating to an acquisition transaction by a party other than Sovereign.

Amendment; Waivers

Subject to any applicable legal restrictions, at any time prior to completion of the transaction, Sovereign and Waypoint may:

•	amend the merger agreement;

•	extend the time for the performance of any obligations or other acts required in the merger agreement;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement; or

•
waive compliance with any of the agreements or conditions contained in the merger agreement, except for the requirements of shareholder approval, regulatory approval and the absence of any order, decree, or injunction preventing the transaction.

After shareholder approval of the merger agreement, however, we cannot change either the amount or the form of consideration you will receive upon completion of the transaction or otherwise modify the terms of the merger agreement, if such change or modification would adversely affect you, without obtaining further shareholder approval.

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Termination; Effect of Termination

Sovereign and Waypoint may terminate the merger agreement at any time prior to completion of the merger by mutual written consent.

Either Sovereign or Waypoint may terminate the merger agreement at any time prior to completion of the transaction if:

•
the transaction is not completed on or prior to January 31, 2005, and the failure to complete the transaction by that date is not due to a breach of the merger agreement by the party seeking to terminate it;

•	a final denial of a required regulatory approval if the failure to obtain regulatory approval is not due to a breach of the merger agreement by the party seeking to terminate it; or

•	Waypoint’s shareholders do not approve the merger agreement at the special meeting.

If the failure to close for either of the above reasons is due to the failure of one party to perform its obligations under the merger agreement, that party may not terminate the merger agreement.

Waypoint alone may terminate the merger agreement at any time prior to completion of the transaction if Sovereign has materially breached any material covenant or representation contained in the merger agreement which would have a material adverse effect on the assets, financial condition or results of operation of Sovereign on a consolidated basis, but only if the breach remains uncured after 30 days or if the breach no longer causes a material adverse effect.

In addition, Waypoint has the right to terminate the merger agreement on the effective date if the average of the closing sales prices of Sovereign’s common stock for the ten consecutive trading days ending on the day immediately preceding the closing date is less than $18.84 per share and the decline in the price of Sovereign common stock since March 8, 2004 is at least 15% more than the change during the same period in an index based on the stock prices of ten other bank and thrift holding companies. Upon receiving notice from Waypoint that Waypoint will terminate the transaction because the average final price of Sovereign’s common stock is less than $18.84, Sovereign may avoid the termination of the transaction by providing written notice to Waypoint that it will increase the merger consideration so that each share of Waypoint common stock that is converted into shares of Sovereign common stock will receive shares of Sovereign common stock, cash or a combination of cash and Sovereign common stock equal in value to $25.20. See “THE TRANSACTION—Waypoint Price Termination Right and Sovereign ‘Top-Up’ Right” on page 51.

Sovereign alone may terminate the merger agreement at any time prior to completion of the transaction if:

•
Waypoint has materially breached any material covenant or representation contained in the merger agreement which would have a material adverse effect on the assets, financial condition or results of operations of Waypoint on a consolidated basis, but only if the breach remains uncured after 30 days or if the breach no longer causes a material adverse effect;

•	Waypoint breaches, in any material respect, the covenants or obligations described under the section entitled “—No Other Bids and Related Matters” on page 64 of this document;

•	the Waypoint board of directors fails to call, give notice of or hold a meeting of shareholders to consider the transaction;

•	the Waypoint board of directors fails to recommend or endorse the transaction to Waypoint shareholders; or

•
the Waypoint board of directors withdraws or modifies its approval of the transaction or recommends or endorses a proposal for another acquisition transaction with a party other than Sovereign or an affiliate of Sovereign.

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In the event that either Sovereign or Waypoint terminates the merger agreement, neither Sovereign nor Waypoint will have any continuing liability or obligation, except as described below under the section entitled “Termination Fee and Expenses.” Nothing, however, will relieve any party from liability for the obligation dealing with confidentiality or a willful breach of the merger agreement.

Termination Fee and Expenses

The merger agreement provides that if the merger agreement is terminated as a result of a fraudulent or willful breach of a representation, warranty, covenant or other agreement, the breaching party shall pay the expenses incurred in connection with the transaction by the non-breaching party.

The merger agreement also provides that Waypoint may be required to pay to Sovereign, at the election of Sovereign, a termination fee of $39,276,720 in cash if:

•	Sovereign terminates the merger agreement because the board of directors of Waypoint does not hold a shareholders’ meeting to consider the transaction;

•
Sovereign terminates the merger agreement because Waypoint’s shareholders have failed to approve the merger agreement in circumstances where the board of directors has failed to publicly recommend the merger agreement or has withdrawn or modified such recommendation to Waypoint shareholders; or

•
Sovereign terminates the merger agreement because Waypoint has violated certain covenants relating to the initiation or solicitation of an acquisition transaction with a party other than Sovereign or an affiliate of Sovereign, the board of directors of Waypoint fails to recommend or endorse the transaction, the board of directors of Waypoint withdraws or modifies its approval or recommendation of the transaction or recommends or endorses a proposal for an acquisition transaction with a party other than Sovereign where both (1) within 18 months from the date of such termination, Waypoint shall have entered into an agreement to engage in an acquisition transaction with a party other than Sovereign and (2) at the time of termination of the merger agreement, there shall have been a public announcement that a party other than Sovereign intended to engage in an acquisition transaction with Waypoint.

In the event the merger agreement is terminated in accordance with the foregoing, Sovereign may elect, upon written notice to Waypoint within ten business days of the termination of the merger agreement, to require Waypoint to pay the termination fee to Sovereign. If Sovereign elects to receive the termination fee, the stock option agreement will automatically terminate upon Sovereign’s receipt of the termination fee. In no event will Sovereign be entitled both to exercise the option under the stock option agreement to and to require Waypoint to pay the termination fee to Sovereign. See “THE STOCK OPTION AGREEMENT—Terms of the Stock Option Agreement” on page 73.

Management After the Transaction

On the effective date of the transaction, Sovereign will (1) appoint David E. Zuern, currently the president and chief executive officer of Waypoint, as the chairman of the Central Pennsylvania and Northern Maryland Division of Sovereign Bank until June 30, 2005, (2) appoint Andrew S. Samuel, currently the president and chief operating officer of Waypoint Bank, as the president and chief executive officer of the Central Pennsylvania and Northern Maryland Division of Sovereign Bank and (3) increase the size of the board of directors of Sovereign Bank to include Randall A. Gross, who is currently a director of Waypoint. The board of directors of Sovereign and the executive officers of Sovereign Bank will not change as a result of the transaction.

In addition, on the effective date of the transaction, Sovereign Bank will establish an advisory board which will consist of all members of the Waypoint board of directors (other than Mr. Gross) immediately prior to the effective date. The Waypoint advisory board will be initially established for a period of three years from the effective date of the transaction and each advisory board member (other than Mr. Pearson, Mr. Zuern and Mr. Pullo, who will not receive compensation for their services) will be paid an annual retainer of $3,000, plus $600 per advisory board meeting attended.

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Employee Benefits and Severance Benefits

After the completion of the transaction, the employee pension benefit plans, and the employee welfare benefit plans of Sovereign and Waypoint may, at Sovereign’s election and subject to the requirements of the Internal Revenue Code, continue to be maintained separately or consolidated or terminated, subject to the following provisions and guidelines:

•
Waypoint Employee Stock Ownership Plan. The Waypoint Employee Stock Ownership Plan will be terminated as of the effective date. The account balances in the Waypoint Employee Stock Ownership Plan shall be distributed to participants and beneficiaries in accordance with applicable law and the terms of the Waypoint Employee Stock Ownership Plan after receipt of approval from the Internal Revenue Service. Prior to the effective date, contributions to and/or dividends paid to the Waypoint Employee Stock Ownership Plan will be made consistent with past practices on regularly scheduled payment dates and to facilitate payment on the loan of the Waypoint ESOP with respect to the period from January 1, 2004 through the effective date of the transaction.

•
Sovereign Employee Stock Ownership Plan. Employees of Waypoint who become employees of Sovereign or a Sovereign subsidiary will be entitled to participate in the Sovereign Employee Stock Ownership Plan in accordance with its terms by treating them as newly employed individuals without any prior service credit granted under Sovereign’s plan.

•
Sovereign 401(k) Retirement Plan. Employees of Waypoint who become employees of Sovereign or a Sovereign subsidiary will become entitled to participate in the Sovereign 401(k) Plan in accordance with its terms. Each Waypoint employee who becomes an employee of Sovereign or a Sovereign subsidiary will receive, for purposes of participation only, credit for all service with Waypoint credited to the employee under the Waypoint 401(k) Plan. Waypoint employees who become employees of Sovereign or a Sovereign subsidiary will enter the Sovereign 401(k) Plan following completion of six months of service with Waypoint or any of its subsidiaries or Sovereign or any of its subsidiaries.

•
Waypoint Retirement Savings Incentive (401(k)) Plan. After completion of the transaction, Sovereign will amend the Waypoint 401(k) Plan to freeze participation and contributions under the Plan. After the effective date, Sovereign will continue to maintain the individual participants’ accounts under Waypoint’s 401(k) Plan. Thereafter, Sovereign will decide whether to combine the Waypoint’s 401(k) Plan with its 401(k) Plan.

•
Waypoint Nonqualified Deferred Compensation Plans. On or prior to the effective date, Waypoint will freeze future participation and benefit accruals under any nonqualified deferred compensation plans, including the supplemental executive retirement agreements and benefit enhancement plans, maintained by Waypoint. No person will receive redundant benefits or lose existing benefits. No person shall be entitled to receive accelerated payment of their non-qualified account balances as a result of the transaction unless the participant’s prior election form so provides. Employees of Waypoint will only be entitled to the benefits accrued under the Waypoint deferred compensation plans as of the effective date of the transaction, other than continuing investment returns on such benefits.

•
Welfare Benefit Plans. After the effective date of the transaction, the welfare benefit plans of Sovereign and Waypoint (and their respective subsidiaries) will, at Sovereign’s election, be terminated, remain unchanged until the contracts underlying such welfare benefits plans expire, or continue to be maintained by Sovereign. Sovereign will take such action (which may include the implementation of new benefits, reduction or elimination of some benefits, and the alteration of the respective cost allocation between employer and employee) as it deems appropriate under the circumstances. In the event of any termination of or consolidation of a Waypoint welfare benefit plan with any Sovereign welfare benefit plan, all employees of Waypoint and Waypoint’s subsidiaries who become employees of Sovereign and who are eligible for continued coverage under the Waypoint welfare benefit plan will have immediate coverage under any successor welfare benefit plan without the necessity of satisfying a waiting period for coverage of any pre-existing condition.

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•
Waypoint Bonus Plans and Arrangements. Waypoint will continue to administer its bonus programs and arrangements through the effective date of the transaction, with such equitable modifications as may be appropriate to take into account the circumstances of the transaction as long as the aggregate payments under Waypoint bonus plans and arrangements for the fiscal year ending December 31, 2004 do not exceed $4,772,241.

•	Waypoint Defined Benefit Pension Plan. Waypoint will continue to maintain, without change, its frozen defined pension plan and will make all required contributions through the effective date.

•
Employment and Other Agreements. Sovereign will honor in accordance with their terms all written employment, termination, severance, change-in-control and other compensation plans and agreements disclosed to Sovereign by Waypoint and Sovereign will not require any employee of Waypoint or its subsidiaries to modify the terms of any existing agreement as a condition of continued employment with Sovereign. In addition, certain officers of Waypoint will be entitled to payments and benefits under their respective agreements with and/or plans and arrangements maintained by Waypoint. For a detailed description of these payments and benefits see the section entitled “FINANCIAL INTERESTS OF DIRECTORS AND OFFICERS” on page 69.

•
Termination Benefits. Certain officers will be entitled to termination benefits consisting of amounts due to such officer under any employment agreement, special termination agreement, supplemental executive retirement plan, deferred bonus plan, deferred compensation plan, salary continuation plan, change-in-control policy or any other pension benefit or welfare benefit plan maintained by Waypoint solely for the benefit of officers of Waypoint or Waypoint Bank. For a detailed description of these benefits, see “FINANCIAL INTERESTS OF DIRECTORS AND OFFICERS—Employment and Other Agreements” on page 70 of this document.

•
Severance Policy. Sovereign Bank will provide severance pay to any active employee of Waypoint, other than an employee who has an employment or change in control agreement that provides for severance or termination benefits, whose employment is terminated in connection with the transaction up to 12 months after the effective date because such employee’s position is eliminated or such employee is not offered or retained in comparable employment. The severance pay to be provided by Sovereign Bank will be administered in accordance with the Waypoint Special Severance Policy, which provides that (1) non-exempt employees will receive a minimum of three weeks and a maximum of six months base salary; (2) exempt employees and assistant vice presidents will receive a minimum of three months and a maximum of nine months base salary; (3) vice presidents will receive a minimum of six months and a maximum of 12 months base salary; and (4) senior vice presidents and other senior officers will receive a minimum of nine months and a maximum of 12 months base salary.

•
Retention Bonuses. Certain employees, as determined jointly by Waypoint and Sovereign, of Waypoint or of Waypoint Bank are entitled to receive, in accordance with the merger agreement, a “retention” bonus from Waypoint, Waypoint Bank, Sovereign, or Sovereign Bank if they remain employed until the effective date, or in certain cases, if such designated employee remains employed by Sovereign following the completion of the transaction until the date of the systems conversion, or another date set by Sovereign after the system conversion date. To receive the retention bonus, the employee must satisfactorily fulfill the duties and responsibilities of his or her position while employed. No individual may receive an incentive bonus of more than $40,000, and retention bonuses cannot exceed $1,000,000 in the aggregate. No individual who is party to an employment or other agreement that provides severance benefits or payments in the event of a termination following a change in control may receive a retention bonus.

Expenses

Sovereign and Waypoint will each pay all of their respective costs and expenses associated with the transaction, including fees and expenses of financial consultants, accountants and legal counsel, except that:

•	Sovereign and Waypoint will share equally the cost of printing and mailing this document; and

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•	if Sovereign requests Waypoint to retain a proxy solicitor for the meeting, Sovereign will bear the expense of such proxy solicitor.

Dividend Reinvestment Plan

Sovereign currently maintains a Dividend Reinvestment and Stock Purchase Plan. This plan provides shareholders of Sovereign with a simple and convenient method of investing cash dividends, as well as voluntary cash payments, in additional shares of Sovereign common stock without payment of any brokerage commission or service charge. Sovereign expects to continue to offer this plan after the effective date of the transaction, and if you become a shareholder of Sovereign, you will be eligible to participate in it at that time.

FINANCIAL INTERESTS OF DIRECTORS AND OFFICERS

Certain members of management of Waypoint and Waypoint Bank, and their boards of directors, may have interests in the transaction in addition to their interests as shareholders of Waypoint which are summarized below. The Waypoint board of directors was aware of these factors and considered them, among other matters, in approving the merger agreement.

Stock Options and Restricted Stock

In connection with the transaction, every outstanding Waypoint stock option, whether or not exercisable, shall become fully vested and exercisable. At the effective time of the merger, outstanding stock options to purchase approximately 3.2 million shares of Waypoint common stock with a weighted average exercise price of $12.80 shall be converted into options to purchase approximately 4.0 million shares of Sovereign common stock with a weighted average exercise price of $10.14 (based on an exchange ratio of 1.262 shares of Sovereign common stock), as adjusted to reflect appropriate changes in the number of shares of Sovereign stock subject to each option and the exercise price. In addition, all shares of restricted stock granted under the Waypoint Financial Corp. Key-Employee/Outside Director Recognition and Retention Plan will, in connection with the transaction, become fully vested and non-forfeitable in accordance with their terms.

The following table sets forth the expected number of unexercisable options and shares of unvested restricted stock held by certain executive officers and all non-employee directors as a group which will vest as of the effective date of the transaction.

Name	Number of Unexercisable Options	Estimated Value of Unexercisable Options(1)	Number of Shares of Unvested Restricted Stock	Estimated Value of Shares of Unvested Restricted Stock(1)

Charles C. Pearson, Jr., Chairman	126,756	$1,692,058	31,500	$882,000
David E. Zuern, CEO	96,242	$1,130,162	18,689	$523,292
James H. Moss, Sr., EVP and CFO	56,370	$601,548	8,570	$239,960
Andrew S. Samuel, President and COO of Waypoint Bank	35,859	$366,929	7,710	$215,880
Richard C. Ruben, EVP of Waypoint Bank	23,016	$274,617	5,420	$151,760
Jane B. Tompkins, EVP of Waypoint Bank	23,176	$277,579	5,420	$151,760
Robert P. O’Hara, EVP of Waypoint Bank	20,120	$220,006	2,900	$81,200
Ray D. Mead, EVP of Waypoint Bank	19,909	$214,369	1,850	$51,800
Donald L. Wiest, EVP of Waypoint Bank	23,692	$278,279	4,160	$116,480
All non-employee directors as a group (11 persons)	190,178	$2,319,555	48,195	$1,349,460

(1)	The estimated value assumes a Waypoint common stock price of $28.00, less the cost of exercise, where applicable.

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Indemnification; Directors and Officers Insurance

Sovereign has agreed, after the transaction is completed, to indemnify each director, officer, and employee of Waypoint and Waypoint Bank, to the same extent as those officers, directors, and employees could be indemnified by Waypoint or Waypoint Bank, against:

•
all liabilities and expenses relating to claims, actions, suits, proceedings, or investigations resulting from the person’s status as a director, officer, or employee of Waypoint or any Waypoint subsidiary, whether pertaining to matters existing prior to the transaction and whether asserted prior to or after the transaction; and

•	all liabilities and expenses relating to claims, actions, suits, proceedings, or investigations arising out of the merger agreement or the transactions contemplated by the merger agreement.

Sovereign has agreed to maintain Waypoint’s existing directors’ and officers’ liability insurance policy, or a policy providing comparable coverage amounts on terms no less favorable, covering persons currently covered by such insurance for a period of six years after the effective date, subject to certain maximum cost limits.

Employment and Other Agreements

In accordance with their current employment or change-in-control agreements with Waypoint or Waypoint Bank, Charles C. Pearson, Jr., Chairman, David E. Zuern, Chief Executive Officer, and James H. Moss, Senior Executive Vice President and Chief Financial Officer, each would receive change in control payments in connection with the transaction and the termination of their employment. In addition, pursuant to his consulting agreement, Robert W. Pullo, former Co-chairman, would receive a change in control payment in connection with the transaction and the termination of his consulting services.

Under their current agreements, Mr. Pearson, Mr. Zuern and Mr. Moss each would receive a lump sum payment equal to 2.99 times their respective annual compensation upon termination of employment in connection with the transaction. It is anticipated that Mr. Pearson and Mr. Moss will not continue as employees beyond the effective date of the transaction and that Mr. Zuern’s employment under his present employment contract also will terminate on the effective date of the transaction. Accordingly, it is estimated that Mr. Pearson, Mr. Zuern and Mr. Moss will receive change in control severance payments of approximately $1,961,000, $2,069,000 and $1,093,000, respectively, upon the effective date of the transaction. Mr. Pearson also is entitled to health benefits for himself and his spouse until each of them attain age 65 or become eligible for Medicare and Mr. Zuern is entitled to health benefits through June 30, 2008. Mr. Moss is entitled to health benefits for 12 months following the effective date of the transaction.

Additionally, on the effective date, Sovereign will appoint Mr. Zuern as the Chairman of the Pennsylvania and Northern Maryland Division of Sovereign Bank through June 30, 2005 at a salary determined on the basis of $400,000 per year. Mr. Zuern also will receive medical and other benefits to the same extent provided to other senior executives of Sovereign during the employment period and medical coverage (or, if not available, the cost of such benefits) through June 30, 2008. In connection with the transaction and Mr. Zuern’s continued employment with Sovereign, Mr. Zuern executed and delivered to Sovereign a non-solicitation and limited non-competition agreement. Under the non-solicitation and limited non-competition agreement, Mr. Zuern agreed that he would not, directly or indirectly, compete with Sovereign or Waypoint or solicit employees of Waypoint or Sovereign for a period of one year after the closing date of the merger.

Also on the effective date, in lieu of his current change-in-control agreement with Waypoint, Mr. Samuel will enter into an employment agreement with Sovereign Bank, pursuant to which he will be appointed President and CEO of the Central Pennsylvania and Northern Maryland Division of Sovereign Bank. In addition to continuing Mr. Samuel’s current base salary of $190,550 and participation in Sovereign’s short term bonus plan, the agreement shall provide for payment to Mr. Samuel on the effective date of a signing bonus of $100,000 in cash plus $350,000 in value of Sovereign restricted stock. The employment agreement shall be for an initial term of three years and shall automatically renew for additional three year terms unless terminated in accordance with its terms. Additionally, in the event that Mr. Samuel’s employment with

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Sovereign Bank is terminated in connection with a change in control of Sovereign (including Mr. Samuel’s voluntary termination for “good reason” as defined in the agreement), Mr. Samuel would generally be entitled to receive an amount equal to three times his annual salary and bonus in 36 monthly installments, subject to reduction to the extent such payment would otherwise result in the imposition of an excise tax under Section 4999 of the Internal Revenue Code.

In connection with the organization of Waypoint in October, 2000 as part of the mutual-to-stock conversion of Harris Financial, MHC and the merger of Harris Financial, Inc. and York Financial Corp., Mr. Pullo, who had been Chairman, CEO and President of York Financial, entered into an employment/consulting agreement with Waypoint. Under the agreement, Mr. Pullo was to be employed as Co-Chairman and subsequently Vice Chairman of the Board for a period of three years and thereafter to serve as a consultant to Waypoint for an additional two years. In May, 2003, Mr. Pullo retired as Vice Chairman and entered into a new consulting agreement with Waypoint pursuant to which Mr. Pullo agreed to provide advice and consulting services until October, 2005, which was the termination date of the original agreement. Consulting services provided by Mr. Pullo under the agreement include managing, in conjunction with Waypoint regional executives, Waypoint’s funding of charitable initiatives in the York region, public and community relations and business development efforts within the York region and special projects as assigned by the Chief Executive Officer.

Under his consulting agreement, Mr. Pullo is entitled to receive a lump sum severance payment equal to 2.99 times his base compensation upon termination as a consultant in connection with the transaction. It is estimated that Mr. Pullo will receive a lump sum payment of approximately $1,566,000 upon termination under his consulting agreement. Mr. Pullo is entitled to the continuation of health benefits for himself until October 2006, and for his spouse until his spouse reaches age 65. It is anticipated that Mr. Pullo’s consulting agreement will be terminated on the effective date of the transaction.

Certain senior officers of Waypoint, including those officers discussed above, also may be asked to continue in an employee or consulting status for periods after the effective date of the transaction in order to provide continuity and assistance in completing the transition and integration of Waypoint into Sovereign.

Waypoint has entered into change in control agreements with six other executive officers of Waypoint and/or Waypoint Bank. Each change-in-control agreement provides that if, at any time following the effective date of the transaction, the executive’s employment is terminated for any reason, other than for cause, or if the executive terminates employment following demotion, loss of title, loss of significant authority, reduction in compensation, or relocation of principal place of employment, the executive, or in the event of death, such executive’s beneficiary, is entitled to receive a lump sum severance payment equal to 2.99 times such executive’s annual compensation. In such an event, these individuals would receive, in the aggregate, payments of approximately $4,332,000. Each change-in-control agreement also provides for the continuation of each executive’s life, health, dental, and disability coverage for twelve months following termination.

Certain other senior officers of Waypoint and/or Waypoint Bank are also parties to change-in-control agreements. These change-in-control agreements generally provide change-in-control payouts of two times annual base salary and continued life, medical, dental, and disability coverage for twelve months following termination. The aggregate amount of payouts to such individuals, if the change-in control provisions are triggered, would be approximately $2,895,000.

Non-Qualified Deferred Compensation Plan for Officers

Waypoint maintains the Waypoint Financial Corp. Non-Qualified Deferred Compensation Plan for Officers. This Plan allows eligible officers of Waypoint and its subsidiaries to elect to defer a portion of their annual compensation. Although the Plan provides that Waypoint may make discretionary contributions to a participant’s account, no such discretionary contributions have been made. As of June 30, 2004, under the Plan, Mr. Pearson’s and Mr. Zuern’s non-qualified account balances are approximately $1.7 million and $608,000, respectively. Mr. Moss and Mr. Samuel do not participate in the Plan. Since all amounts were 100% vested upon deferral, the amounts would have been paid regardless of the transaction, and the only effect of the transaction is that individuals who previously elected to receive a lump sum payment upon a change in control will receive such payment within 90 days of the change in control.

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Non-Qualified Deferred Compensation Plan for Outside Directors

Waypoint maintains the Waypoint Financial Corp. Non-Qualified Deferred Compensation Plan for Outside Directors. This Plan allows eligible non-employee directors of Waypoint and its subsidiaries to elect to defer a portion of their annual compensation. Since all amounts were 100% fully vested upon deferral, the amounts would have been paid regardless of the transaction, and the only effect of the transaction is that directors who elected to receive a lump sum payment upon a change in control will receive payments 90 days from the change in control.

Retention Bonuses

Certain employees, as determined jointly by Waypoint and Sovereign, of Waypoint or of Waypoint Bank are entitled to receive, in accordance with the merger agreement, a “retention” bonus from Waypoint, Waypoint Bank, Sovereign, or Sovereign Bank if they remain employed until the effective date, or in certain cases, if such designated employee remains employed by Sovereign following the completion of the transaction until the date of the systems conversion, or another date set by Sovereign after the system conversion date. To receive the retention bonus, the employee must satisfactorily fulfill the duties and responsibilities of his or her position while employed. No individual may receive a retention bonus of more than $40,000, and retention bonuses cannot exceed $1,000,000 in the aggregate. No individual who is party to an employment or other agreement that provides severance benefits or payments in the event of a termination following a change in control may receive a retention bonus.

Sovereign Bank’s Board of Directors

After the transaction has been completed, the board of directors of Sovereign Bank will be increased to include Randall A. Gross, who is currently a director of Waypoint. The merger agreement provides that Sovereign will nominate and vote for Mr. Gross, or his replacement, for election as a director of Sovereign Bank at the 2005, 2006 and 2007 annual meetings.

Advisory Board

Sovereign will appoint all of the current members of the Waypoint board of directors (other than Mr. Gross) to an advisory board and will pay each advisory board member (other than Mr. Pearson, Mr. Zuern. and Mr. Pullo, who will not receive compensation for their services) an annual retainer of $3,000, plus $600 per advisory board meeting attended. The advisory board will have an initial three-year term.

VOTING AGREEMENTS

General

As a condition to Sovereign entering into the merger agreement, each of the directors and executive officers of Waypoint entered into an agreement with Sovereign, dated as of March 8, 2004, pursuant to which each director and executive officer agreed to vote all of their shares of Waypoint common stock in favor of the merger agreement. As of the record date of October 18, 2004, the directors and executive officers of Waypoint owned or exercised voting control over 2,832,239 shares of Waypoint common stock, representing approximately 8.5% of the shares of Waypoint common stock outstanding on that date. A form of voting agreement, which is also called an affiliate letter, is Exhibit 1 to the merger agreement, which is attached to this document as Annex A.

Effect of Voting Agreements

The voting agreements, together with Waypoint’s agreement not to initiate, solicit or respond to inquiries relating to an acquisition transaction, may have the effect of discouraging persons from making a proposal for an acquisition transaction involving Waypoint.

Terms of Voting Agreements

The following is a brief summary of the material provisions of the voting agreements.

Each director and executive officer of Waypoint agreed, among other things, that at the special meeting, he will:

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•	appear at such meeting or otherwise cause all shares of Waypoint common stock he owns to be counted as present for purposes of calculating a quorum; and

•
vote (or cause to be voted), in person or by proxy, all shares of Waypoint common stock he owns or as to which he has, directly or indirectly, the right to direct the voting in favor of adoption and approval of the merger agreement and the transaction; and

•	vote against the approval or adoption of any acquisition transaction with a party other than Sovereign.

Each director and executive officer also agreed not to, directly or indirectly, transfer or dispose of any of the shares of Waypoint common stock he owns prior to the special meeting.

The voting agreements will remain in effect until the earlier of the effective time of the transaction or the termination of the merger agreement in accordance with its terms.

Each director and executive officer also agreed to certain restrictions on the offer, sale, transfer or disposition of shares of Sovereign common stock acquired in the merger; which are intended to ensure compliance with applicable federal securities laws.

STOCK OPTION AGREEMENT

General

As a condition to Sovereign entering into the merger agreement, Waypoint executed a stock option agreement, dated as of March 8, 2004, which permits Sovereign to purchase Waypoint common stock under certain circumstances. A complete copy of the stock option agreement is included as Annex B to this document and is incorporated in this document by reference. We urge you to read the stock option agreement in its entirety.

Under the stock option agreement, Waypoint granted Sovereign an option to purchase up to 6,629,957 shares of Waypoint common stock. This number represents approximately 19.9% of the issued and outstanding shares of Waypoint common stock on March 8, 2004. The exercise price per share to purchase Waypoint common stock under the option is equal to the lower of $24.76 or the lowest price per share that a person or group, other than Sovereign or an affiliate of Sovereign, paid or offers to pay for Waypoint common stock upon the occurrence of one of the specified events that trigger the exercise of the option. Sovereign may only exercise the option, upon the occurrence of certain triggering events, which are described below. None of the triggering events have occurred to the best of Sovereign’s or Waypoint’s knowledge as of the date of this document.

Effect of Stock Option Agreement

The stock option agreement, together with Waypoint’s agreement to not solicit other transactions relating to the acquisition of Waypoint by a third party and the agreement of Waypoint’s directors and executive officers to vote their shares in favor of the merger agreement, may have the effect of discouraging persons from making a proposal to acquire Waypoint.

Certain attempts to acquire Waypoint or an interest in Waypoint would cause the option to become exercisable as described above. Sovereign’s exercise of the option would significantly increase a potential acquiror’s cost of acquiring Waypoint compared to the cost that would be incurred without the stock option agreement.

Terms of Stock Option Agreement

The following is a brief summary of the material provisions of the stock option agreement. We urge you to carefully read the stock option agreement in its entirety.

The option is exercisable only upon the occurrence of any of the following events:

•	a person or group, other than Sovereign or an affiliate of Sovereign, acquires beneficial ownership of 15% or more of the then outstanding shares of Waypoint common stock;

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•	a person or group, other than Sovereign, enters into an agreement or letter of intent with Waypoint to:

•	merge or consolidate, or enter into any similar transaction, with Waypoint;

•	acquire all or substantially all of the assets or liabilities of Waypoint or all or substantially all of the assets or liabilities of Waypoint Bank; or

•
acquire beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 15% or more of the then outstanding shares of Waypoint common stock or the then outstanding shares of common stock of Waypoint Bank;

•	a person or group, other than Sovereign or an affiliate of Sovereign, publicly announces a bona fide proposal for:

•
any merger, consolidation, or acquisition of all or substantially all the assets or liabilities of Waypoint or all or substantially all the assets or liabilities of Waypoint Bank, or any other business combination involving Waypoint or Waypoint Bank; or

•
a transaction involving the transfer of beneficial ownership of 15% or more of the then outstanding shares of Waypoint common stock or common stock of Waypoint Bank, followed by the failure of Waypoint’s shareholders to approve the merger;

•
a person or group, other than Sovereign, makes a bona fide proposal to acquire Waypoint and Waypoint then willfully takes any action likely to result in the failure of a material condition to closing or material reduction in the value of the transaction to Sovereign;

•	the board of directors of Waypoint fails to recommend the merger agreement to its shareholders, changes or withdraws its recommendation or recommends a competing proposal; or

•
Waypoint materially breaches any binding term of the merger agreement or the stock option agreement after a proposal to acquire Waypoint by a party other than Sovereign is made and Waypoint publicly announces an intention to recommend or accept the proposal.

The option expires on the earlier of:

•	the effective date of the merger; or

•	termination of the merger agreement in accordance with its terms, except that if:

•
Sovereign terminates the merger agreement as a result of an uncured breach by Waypoint which results in a material adverse effect on the assets, financial condition, or results of operations of Waypoint;

•
Sovereign terminates the merger because the effective date of the merger does not occur by January 31, 2005, due to the failure by Waypoint to perform or observe its obligations under the merger agreement; or

•
Sovereign terminates the merger agreement because Waypoint’s board of directors withdraws or adversely changes its recommendation of the merger or recommends a competing transaction, then the stock option agreement continues until eighteen months after termination of the merger agreement.

In addition, the option will automatically terminate if Sovereign elects to require Waypoint to pay a termination fee to Sovereign (and Sovereign receives such termination fee) in the amount of $39,276,720 in cash because the merger agreement was terminated by:

•	Sovereign because the board of directors of Waypoint does not hold a shareholders meeting to consider the transaction;

•
Sovereign because Waypoint’s shareholders have failed to approve the merger agreement in circumstances where the board of directors has failed to publicly recommend the merger agreement or has withdrawn or modified such recommendation to Waypoint shareholders; or

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•
Sovereign because Waypoint has violated certain covenants relating to the initiation or solicitation of an acquisition transaction with a party other than Sovereign or an affiliate of Sovereign, the board of directors of Waypoint fails to recommend or endorse the transaction, the board of directors of Waypoint withdraws or modifies its approval or recommendation of the transaction or recommends or endorses a proposal for an acquisition transaction with a party other than Sovereign where both (1) within 18 months from the date of such termination, Waypoint shall have entered into an agreement to engage in an acquisition transaction with a party other than Sovereign and (2) at the time of termination of the merger agreement, there shall have been a public announcement that a party other than Sovereign intended to engage in an acquisition transaction with Waypoint.

In the event of any change in Waypoint common stock by reason of stock dividends, split-ups, recapitalizations, combinations, conversions, divisions, exchanges of shares or the like, the number and kind of shares issuable under the option are adjusted appropriately. The stock option agreement provides that following certain events, upon request by Sovereign, Waypoint must repurchase all shares of Waypoint common stock purchased by Sovereign pursuant to the stock option agreement, as well as any or all options not yet exercised. The repurchase price will be the difference between the fair market price of Waypoint stock at the time of repurchase and the option price, plus any exercise price paid by Sovereign for the shares repurchased.

Waypoint granted Sovereign certain registration rights for shares of Waypoint common stock issuable upon exercise of the option.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following information is presented for illustrative purposes only and does not purport to be indicative of the consolidated financial position and results of operations for future periods that actually would have been realized had Sovereign, Abington, Seacoast, First Essex and Waypoint been a single consolidated company during the specified periods. Seacoast incurred certain reorganization and integration expenses in connection with its completed acquisition of Abington and Sovereign has incurred certain reorganization and integration expenses in connection with its completed acquisition of Seacoast and First Essex. In addition, Sovereign expects to incur further reorganization and integration expenses as a result of the acquisition of Waypoint, if completed.

The following unaudited pro forma condensed combined financial information is based on the respective consolidated financial statements and the notes thereto of each of Sovereign, Abington, Seacoast, First Essex and Waypoint using the purchase method of accounting and the assumptions and adjustments described below and in the accompanying notes to the unaudited pro forma condensed combined financial statements related to the Sovereign/Waypoint transaction (including assumptions and adjustments related to the Sovereign’s acquisition of Seacoast and First Essex). The estimated purchase price of each of the transactions was allocated to the respective assets to be acquired and liabilities to be assumed by Sovereign of Seacoast and Waypoint based on the respective estimated fair values. The allocation of the respective purchase prices, and the related impact on results of operations, is based on Sovereign management’s preliminary analysis, estimates and assumptions. The allocations of the purchase price will change as additional information is obtained as further analysis is performed prior to completing each of the transactions. Although Sovereign completed the acquisition of Seacoast on July 23, 2004, management is still finalizing the purchase price allocation based on its analysis of the fair value of the assets acquired and liabilities assumed. The following unaudited pro forma condensed combined statement of income for the year ended December 31, 2003 and for the six-month period ended June 30, 2004 assumes Seacoast’s acquisition of Abington and Sovereign’s acquisition of each of Seacoast, First Essex and Waypoint occurred on January 1, 2003. The accompanying unaudited pro forma condensed combined balance sheet at June 30, 2004, and the related purchase accounting adjustments, assumes Sovereign’s acquisition of each of Seacoast and Waypoint occurred on June 30, 2004.

The pro forma adjustments were based upon available information, market interest rates in effect and upon certain assumptions as described in the notes to the unaudited pro forma condensed combined financial information that Sovereign’s management believes are reasonable under the circumstances based on the assumed pro forma transaction dates. The pro forma adjustments are based on the information available at the date of this document and are subject to change based on completion of each of the transactions and final purchase price allocations, and such changes may be material.

The unaudited pro forma condensed combined financial information and accompanying notes should be read in conjunction with the historical consolidated financial statements and accompanying notes thereto of Sovereign and Waypoint included in their respective Annual Reports on Form 10-K for the year ended December 31, 2003 and their respective quarterly reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004, each of which are incorporated by reference in this document, the historical consolidated financial statements and accompanying notes thereto of Seacoast included in its Annual Report on Form 10-K for the year ended December 31, 2003 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2004. The historical consolidated financial statements of Sovereign, Waypoint, Seacoast and Abington may be found in their Annual Reports on Form 10-K for the fiscal year ended December 31, 2003 and their quarterly reports (with the exception of Abington) on Form 10-Q for the fiscal quarter ended March 31, 2004, which are available at the Securities and Exchange Commission’s Internet website (http:// www.sec.gov). The quarterly reports (with the exception of Seacoast, Abington and First Essex) on Form 10-Q for the fiscal quarter ended June 30, 2004 are also available at this website.

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Unaudited Pro Forma Condensed Combined Balance Sheets
As of June 30, 2004
(In Thousands)

	Sovereign Historical	Seacoast Historical	Adjustments		Pro-Forma Sovereign/ Seacoast	Waypoint Historical	Adjustments		Pro-Forma Sovereign

Assets
Cash and cash equivalents	$1,026,719	$239,203	$—		$1,265,922	$98,305	$—		$1,364,227
Investments:
Available-for-sale	10,493,897	619,162	—		11,113,059	2,612,849	—		13,725,908
Held-to-maturity	4,007,041	69,609	2,193	(H)	4,078,843	—	—		4,078,843

Total investment	14,500,938	688,771	2,193		15,191,902	2,612,849	—		17,804,751

Loans	29,129,868	4,096,768	39,877	(H)	33,266,513	2,520,632	8,730	(C)	35,795,875
Less allowance for loan losses	(352,637)	(48,290)	—		(400,927)	(29,553)	—		(430,480)
Total loans, net	28,777,231	4,048,478	39,877		32,865,586	2,491,079	8,730		35,365,395
Premises and equipment, net	286,682	69,993	(9,007)	(H)	347,668	48,841	(2,900)	(C)	393,609
Goodwill/CDI	1,538,509	217,739	562,613	(H)	2,394,281	21,133	656,386	(C)	3,099,878
			75,420	(H)			28,078	(C)
Bank owned life insurance	851,155	13,906	—		865,061	94,585	—		959,646
Other assets	1,705,643	59,786	(13,096)	(H)	1,762,255	76,064	41,734	(C)	1,887,512
			9,780	(J)			7,152	(E)
			142	(K)			307	(K)

Total assets	$48,686,877	$5,337,876	$667,922		$54,692,675	$5,442,856	$739,487		$60,875,018

Liabilities and Stockholders’ Equity
Liabilities:
Deposits and other customer related accounts	$29,000,620	$3,652,642	$8,442	(H)	$32,661,704	$2,799,987	$3,308	(C)	$35,464,999
Borrowings and other debt obligations	15,157,017	1,141,873	5,584	(H)	16,580,964	2,144,391	57,403	(C)	19,075,867
			276,490	(G)			290,405	(B)
							2,704	(B)
Other liabilities	511,131	46,097	39,087	(H)	624,257	102,348	79,811	(C)	826,851
			27,942	(J)			20,435	(E)

Total liabilities	44,668,768	4,840,612	357,545		49,866,925	5,046,726	454,066		55,367,717

Redeemable capital securities and other minority interests	202,919	—	—		202,919	—	—		202,919
Stockholders’ equity:
Common Stock	2,105,312	332,546	(332,546)	(H)	2,898,423	366,215	(366,215)	(C)	3,544,167
			793,111	(G)			639,433	(B)
							6,311	(B)
Warrants and stock options	306,594	—	32,550	(G)	339,550	—	48,783	(B)	389,210
			406	(K)			877	(K)
Unallocated ESOP shares	(26,078)	(8,324)	8,324	(H)	(26,078)	(13,451)	13,451	(C)	(26,078)
Treasury stock	(20,242)	(69,539)	69,539	(H)	(20,242)	(180,069)	180,069	(C)	(20,242)
Accumulated other comprehensive income/(loss)	(222,499)	(314)	314	(H)	(222,499)	(24,453)	24,453	(C)	(222,499)
Retained earnings	1,672,103	242,895	(242,895)	(H)	1,653,677	247,888	(247,888)	(C)	1,639,824
			(18,162)	(J)			(13,283)	(E)
			(264)	(K)			(570)	(K)

Total stockholders’ equity	3,815,190	497,264	310,377		4,622,831	396,130	285,421		5,304,382

Total liabilities and stockholders’ equity	$48,686,877	$5,337,876	$667,922		$54,692,675	$5,442,856	$739,487		$60,875,018

(See accompanying notes)

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Unaudited Pro Forma Condensed Combined Statement of Income
For the six-months ended June 30, 2004
(In Thousands)

	Sovereign Historical	First Essex Historical(1)	Abington Historical(2)	Seacoast Historical	Adjustments		Pro-Forma Sovereign/ First Essex/ Seacoast	Waypoint Historical	Sovereign/ Waypoint Adjustments		Pro-Forma Sovereign

Interest and dividend income:
Interest on interest-earning deposits	$1,508	$102	$—	$—	$—		$1,610	$—	$—		$1,610
Interest on investment securities	334,421	1,742	20,536	10,403	256	(I)	367,358	49,907			417,265
Interest on loans	678,478	7,365	30,412	107,644	(6,427	)(I)	817,472	67,739	(1,455	)(D)	883,756

Total interest and dividend income	1,014,407	9,209	50,948	118,047	(6,171)		1,186,440	117,646	(1,455)		1,302,631

Interest expense:
Deposits and related customer accounts	128,154	1,904	10,402	22,319	(2,380	)(I)	160,399	24,246	(299	)(D)	184,346
Borrowings	231,398	987	9,495	22,648	(1,675	)(I)	269,392	39,372	(8,458	)(D)	306,098
	—	—	—	—	6,539	(I)	—	—	5,792	(D)	—

Total interest expense	359,552	2,891	19,897	44,967	2,484		429,791	63,618	(2,965)		490,444

Net interest income	654,855	6,318	31,051	73,080	(8,655)		756,649	54,028	1,510		812,187
Provision for loan losses	75,000	646	375	3,500	—		79,521	2,803	—		82,324

Net interest income after provision for loan losses	579,855	5,672	30,676	69,580	(8,655)		677,128	51,225	1,510		729,863

Non-interest income:
Total fees and other income before securities transactions	233,300	842	21,563	11,063	—		266,768	17,916	—		284,684
Net gain on investments and related derivatives transactions	18,710	(153)	898	1,245	—		20,700	6,689	—		27,389

Total non-interest income	252,010	689	22,461	12,308	—		287,468	24,605	—		312,073

Non-interest expense:
General and administrative
Compensation and benefits	209,304	3,836	23,354	26,470	406	(K)	263,370	25,454	877	(K)	289,701
Occupancy and equipment	106,476	604	6,409	7,706	291	(I)	121,486	7,448			128,934
Other administrative expenses	131,950	7,947	15,199	15,338			170,434	12,176			182,610

Total general and administrative	447,730	12,387	44,962	49,514	697		555,290	45,078	877		601,245
Other expenses:
Amortization of core deposit intangibles	35,129	104	781	1,088	4,747	(I)	41,849	389	1,617	(D)	43,855
Trust preferred securities and other minority interest expense	10,874	—	—	—	—		10,874	—	—		10,874
Equity method investments	9,339	—	—	—	—		9,339	—	—		9,339
Loss on debt extinguishment	(2,285)	—	—	—	—		(2,285)	4,704	—		2,419
Merger-related and integration charges	23,587	—	9,892	2,137	—		35,616	3,159	—		38,775

Total other expenses	76,644	104	10,673	3,225	4,747		95,393	8,252	1,617		105,262

Total non-interest expense	524,374	12,491	55,635	52,739	5,444		650,683	53,330	2,494		706,507

Income before income taxes	307,491	(6,130)	(2,498)	29,149	(14,099)		313,913	22,500	(984)		335,429
Income tax expense	73,910	(431)	(874)	12,913	(4,934)		80,584	7,349	(344)		87,589

Net income	$233,581	$(5,699)	$(1,624)	$16,236	$(9,165)		$233,329	$15,151	$(640)		$247,840

Basic earnings per share	$0.77	$(0.72)	$(0.42)	$0.63			$0.69	$0.48			$0.67

Diluted earnings per share	$0.76	$(0.70)	$(0.40)	$0.62			$0.67	$0.46			$0.66

Weighted average shares:
Basic	303,403	7,922	3,852	25,654	36,238	(L)	339,641	31,624	27,937	(F)	367,578
Diluted	309,183	8,116	4,035	26,334	37,263	(L)	346,446	32,882	29,048	(F)	375,494

(1)	First Essex was acquired by Sovereign on February 6, 2004. The historical results shown above are for the period January 1, 2004 through February 5, 2004.

(2)	Abington was acquired by Seacoast on April 29, 2004. The historical results shown above are for the period January 1, 2004 through April 28, 2004.

(See accompanying notes)

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Unaudited Pro Forma Condensed Combined Statement of Income
For the year ended December 31, 2003
(In Thousands)

	Sovereign Historical	First Essex Historical	Abington Historical	Seacoast Historical	Total Adjustments		Pro-Forma Sovereign/ First Essex/ Seacoast	Waypoint Historical	Sovereign/ Waypoint Adjustments		Pro-Forma Sovereign

Interest and dividend income:
Interest on interest-earning deposits	$2,141	$1,072	$—	$—	$—		$3,213	$—	$—		$3,213
Interest on investment securities	611,820	17,717	15,786	19,439	(3,438	)(I)	661,324	105,087	—		766,411
Interest on loans	1,315,790	79,197	23,515	206,447	(20,629	)(I)	1,604,320	145,884	(2,910	)(D)	1,747,294

Total interest and dividend income	1,929,751	97,986	39,301	225,886	(24,067)		2,268,857	250,971	(2,910)		2,516,918

Interest expense:
Deposits and related customer accounts	320,689	22,060	8,235	44,941	(10,815	)(I)	385,110	54,616	(1,973	)(D)	437,753
Borrowings	403,434	10,613	7,836	47,214	(4,566	)(I)	480,522	81,223	(17,370	)(D)	555,004
					20,239	(I)			11,584	(D)
					(4,248	)(K)			(955	)(K)

Total interest expense	724,123	32,673	16,071	92,155	610		865,632	135,839	(8,714)		992,757

Net interest income	1,205,628	65,313	23,230	133,731	(24,677)		1,403,225	115,132	5,804		1,524,161
Provision for loan losses	161,957	8,832	375	7,871	—		179,035	7,513	—		186,548

Net interest income after provision for loan losses	1,043,671	56,481	22,855	125,860	(24,677)		1,224,190	107,619	5,804		1,337,613

Non-interest income:
Total fees and other income before securities transactions	456,166	10,809	17,623	16,735	—		501,333	33,363	—		534,696
Net gain on investments and related derivatives transactions	66,057	—	898	2,155	—		69,110	9,069	—		78,179

Total non-interest income	522,223	10,809	18,521	18,890	—		570,443	42,432	—		612,875

Non-interest expense:
General and administrative
Compensation and benefits	388,750	21,464	18,039	43,313	1,384	(K)	472,950	48,980	1,968	(K)	523,898
Occupancy and equipment	210,761	5,055	4,884	11,785	824	(I)	233,309	14,745	—		248,054
Other administrative expenses	264,998	10,793	12,590	29,217	—		317,598	28,460	—		346,058

Total general and administrative	864,509	37,312	35,513	84,315	2,208		1,023,857	92,185	1,968		1,118,010

Other expenses:
Amortization of core deposit intangibles	73,835	1,299	597	1,442	12,406	(I)	89,579	725	3,286	(D)	93,590
Trust preferred securities and other minority interest expense	42,813	—	—	—	4,248	(K)	47,061	—	955	(K)	48,016
Loss on debt extinguishment	29,838	—	—	—	—		29,838	—	—		29,838
Merger-related and integration charges	—	—	—	—	—		—	—	—		—

Total other expenses	146,486	1,299	597	1,442	16,654		166,478	725	4,241		171,444

Total non-interest expense	1,010,995	38,611	36,110	85,757	18,862		1,190,335	92,910	6,209		1,289,454

Income before income taxes	554,899	28,679	5,266	58,993	(43,539)		604,298	57,141	(405)		661,034

Income tax expense	153,048	10,740	2,186	29,450	(15,239)		180,185	15,654	(142)		195,697

Net income	$401,851	$17,939	$3,080	$29,543	$(28,300)		$424,113	$41,487	$(263)		$465,337

Basic earnings per share	$1.45	$2.31	$0.80	$1.24			1.32	$1.29			$1.33

Diluted earnings per share	$1.38	$2.21	$0.76	$1.21			1.26	$1.26			$1.27

Weighted average shares:
Basic	277,301	7,781	3,852	23,847	44,958	(L)	322,259	32,085	28,344	(F)	350,603
Diluted	290,477	8,110	4,035	24,322	46,247	(L)	336,724	33,065	29,210	(F)	365,934

(See accompanying notes)

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NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS

A.	Basis of Presentation

The accompanying condensed combined pro forma financial statements include the historical financial position and results of operations of Sovereign, adjusted to give effect to the acquisitions of Seacoast (including the effect of Seacoast’s acquisition of Abington), First Essex, and Waypoint. The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the Sovereign/Seacoast transaction, the Seacoast/Abington transaction, the Sovereign/First Essex transaction and the Sovereign/Waypoint transaction been completed at the beginning of the period indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company. Seacoast completed its acquisition of Abington on April 29, 2004, and Sovereign completed its acquisition of Seacoast on July 23, 2004 and it completed its acquisition of First Essex on February 6, 2004. The Sovereign/Waypoint transaction is expected to be completed on or about January 21, 2005.

Under U.S. generally accepted accounting principles, the merger transactions will be accounted for using the purchase method of accounting and, as such, the assets and liabilities of Abington, Seacoast, First Essex, and Waypoint will be recorded upon acquisition at their estimated fair values. The allocation of the total purchase price reflected in the unaudited pro forma condensed combined financial statements is preliminary and is based on the assets and liabilities, as well as other assumptions and factors including market interest rates, existing at the dates the merger transactions were assumed to occur. The actual purchase accounting adjustments will be based on the estimated fair values of the assets acquired and liabilities assumed as of the dates of the acquisitions. A preliminary allocation of the purchase cost for the acquisitions has been made to major categories of assets and liabilities in the accompanying unaudited pro forma condensed combined financial statements based on Sovereign’s preliminary analysis, estimates and assumptions. Accordingly, the final purchase accounting adjustments and merger related charges may be materially different from the amounts reflected in the unaudited pro forma condensed combined financial statements included in this document. Increases or decreases in the fair value of assets and liabilities, commitments and other items of Abington, Seacoast, First Essex, or Waypoint as compared to the information included in this document may change the amount of purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments to yield and/or amortization of the adjusted assets or liabilities. The unaudited pro forma condensed combined statements of operations give effect to the transactions as if they occurred on January 1, 2003. The unaudited pro forma condensed combined balance sheet assumes the transactions were completed on June 30, 2004. Certain reclassifications have been included in the accompanying unaudited pro forma condensed combined balance sheet and accompanying unaudited pro forma combined income statements to conform presentation to Sovereign’s accounting policies. Assumptions relating to the pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are summarized as follows:

The fair values for the assets and liabilities of Abington, Seacoast, First Essex, and Waypoint were estimated as follows:

•	Investment Securities. Investment securities have been recorded at market value based on quoted market prices.

•
Loans.  Fair value is estimated by discounting cash flows using estimated market discount rates at which similar loans would be made to borrowers and reflect similar credit ratings and interest rate risk for the same remaining maturities. The allowance for loan losses is deemed to be a reasonable estimate of the credit losses inherent within the portfolio.

•
Deposits.  The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, NOW accounts, savings accounts and certain money market accounts, is equal to the amount payable on demand as of the balance sheet date. The fair value of fixed- maturity certificates of deposit is estimated by discounting cash flows using currently offered rates for deposits of similar remaining maturities.

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•
Borrowings and Other Debt Obligations.  Fair value is estimated by discounting cash flows using rates currently available to Sovereign for other borrowings with similar terms and remaining maturities. Certain debt instruments are valued using available market quotes.

•	Core Deposit Intangible. The fair value for the core deposit intangible asset was estimated by calculating a 2% to 2.5% premium on core deposits of Seacoast, Abington, First Essex and Waypoint.

•	Other Assets and Other Liabilities. The carrying amounts of other assets and liabilities have been assumed to be a reasonable estimate of fair value.

The premiums on investment securities are amortized to interest income over their respective estimated life of 3 years based on the effective duration of the securities to approximate a constant yield to maturity. The premium on term deposits is amortized to interest expense over their weighted average contractual lives ranging from 4 to 5 years to approximate a constant yield to maturity. The premiums on loans is amortized to interest income over their estimated lives of 2 to 3 years based on prepayment assumptions and the contractual features of each loan (such as interest rates, loan term, origination date, etc.) to approximate a constant yield to maturity. The premium on borrowings and other debt obligations is amortized to interest expense over their weighted average maturity for periods up to 7 years to approximate a constant yield to maturity. The core deposit intangible asset is amortized to expense over 7 to 10 years. The fair value adjustment for premises and equipment is amortized over 20 years.

B.	Calculation of Purchase Price of Sovereign/Waypoint Acquisition

The preliminary estimate of the cost to acquire Waypoint includes (in thousands):
Cash	$280,581
Sovereign common stock issued 29,507,733 shares to shareholders of Waypoint based on an exchange ratio of 1.262 shares and a fair value of Sovereign common stock of $ 21.67	639,433
Fair value of options issued	48,783
Accelerated vesting of 321,970 shares of unvested Waypoint restricted stock	9,015
Transaction costs	9,824

$987,636

Under the terms of the Sovereign/Waypoint merger agreement, shareholders of Waypoint will be entitled to receive $28.00 in cash or 1.262 shares of Sovereign common stock for each share of Waypoint common stock that they own, subject to election and allocation procedures which are intended to ensure that, in the aggregate, 70% of the Waypoint shares will be exchanged for Sovereign common stock and 30% will be exchanged for cash. If elections for stock exceed 70% or elections for cash exceed 30%, Sovereign can require Waypoint shareholders to accept more stock or cash in order to preserve the basic 70% stock/30% cash feature. Since the consideration to be paid by Sovereign for the shares of Waypoint is fixed, the value of the Sovereign shares used in determining the purchase price of the Waypoint shares for accounting purposes is based on the average closing trading price of Sovereign stock three days prior to and three days subsequent to the time of the announcement of the Sovereign/Waypoint transaction on March 9, 2004, which was $21.67 per share.

Stock options to purchase approximately 3.2 million shares of Waypoint’s common stock with a weighted average exercise price of $12.80 will be assumed by Sovereign pursuant to the Sovereign/Waypoint transaction and converted into options to purchase approximately 4.0 million shares of Sovereign common stock with a weighted average exercise price of $10.14 (based on an exchange ratio of 1.262). The fair value of stock options issued was determined using the Black-Scholes option pricing model using an expected life of two years, an expected volatility of 25%, a stock price on the date of grant of $22.10, an expected dividend yield of 0.64% and a risk free interest rate of 2.72%. We have assumed a two year expected life since these options are immediately exercisable and will most likely be in the money at the closing date of the transaction based on Sovereign’s most recent stock price of $21.76 on October 27, 2004. Expected volatility was calculated based on Sovereign’s historical month-end stock price over the past two years. The stock price at the date of grant is equal to Sovereign’s closing stock price at June 30, 2004. The expected dividend yield was estimated based on Sovereign’s current dividend per share divided by Sovereign’s average stock price over the last two years. The risk free rate is based on the return that could be obtained at June 30,

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2004 of a two year government backed investment security. These assumptions will be updated and revised based on the actual closing date of the transaction, however these changes should not have a material impact on the preliminary estimate of the cost to acquire Waypoint disclosed above. Estimated transaction costs of $9.8 million will be incurred upon completion of the Sovereign/Waypoint transaction and are reflected as part of the purchase price for accounting purposes. These costs consist primarily of investment banking, legal and other professional fees and expenses.

As of June 30, 2004, Waypoint has 311,970 shares of unvested restricted stock outstanding. Additionally, in September 2004, Waypoint issued an additional aggregate amount of 10,000 shares of restricted stock to certain executive officers. All of these shares will become immediately vested upon the closing of the Sovereign/Waypoint merger. As a result, this will add an additional $9 million of consideration based on the terms of the merger agreement previously discussed. Based on the election and allocation procedures in the merger agreement, we have assumed that $6.3 million of the consideration will be issued in stock and the remaining $2.7 million will be in cash.

The Sovereign/Waypoint transaction is subject to approval by various regulatory agencies and Waypoint shareholders. Sovereign anticipates that the Sovereign/Waypoint transaction will close on or about January 21, 2005.

If the average final price of Sovereign common stock on the day immediately preceding the closing date is less than $18.84 and the decline in the average final price of Sovereign common stock since March 8, 2004 is at least 15 percentage points more than the change during the same period in a peer index based on the stock prices of ten other bank and thrift holding companies, Waypoint may terminate the merger agreement. Sovereign may avoid the termination of the merger agreement if it elects to increase the merger consideration so that each share of Waypoint common stock that is converted into shares of Sovereign common stock, cash or a combination of cash and Sovereign common stock equal in value to $25.20. For more information, see the section entitled “The Transaction—Waypoint Price Termination Right and Sovereign ‘Top-Up’ Right” on page 51 of this document.

C.	Calculation of Goodwill and Allocation of Purchase Price of Sovereign/Waypoint

The pro forma excess of cost over net assets acquired for the Sovereign/Waypoint transaction was calculated as follows (in thousands):

Sovereign/
Waypoint

Purchase price	$987,636
Net assets acquired	396,130

$591,506

The excess of cost over the net assets was allocated to acquired assets and liabilities as follows (in thousands):

As of June 30, 2004

Sovereign/ Waypoint

Loans	$8,730
Property and equipment	(2,900)
Core deposit intangible	28,078
Deposits	(3,308)
Borrowings and other debt obligations	(57,403)
Other liabilities	(79,811)
Goodwill	656,386
Deferred tax asset (liability), net at 35%	41,734

$591,506

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In Sovereign’s initial due diligence efforts for the Waypoint acquisition, preliminary restructuring plans were made by Sovereign’s management related to closing certain specifically identified acquired branch locations. An accrual was estimated for the total discounted net cash flow liability that Sovereign would incur on remaining lease obligations for these closed branches. The preliminary restructuring plan also identified certain severance and certain other benefit payments that would be made to specifically identified terminated employees, as well as termination payments for canceling certain redundant servicing contracts. The preliminary restructuring plans will be finalized prior to the closing of the transaction and will be implemented within 6 months after the closing of the transaction. The total of these accruals was $79.8 million and they are reflected within Other liabilities above.

The remaining adjustments noted above are purchase accounting marks to reflect the difference between the historical cost values for certain assets and liabilities to fair market value. See Note A for a discussion on how these fair value adjustments were derived.

D.	Sovereign/Waypoint Pro Forma Adjustments (in thousands)

The following tables summarize the pro forma adjustments included in the accompanying unaudited pro forma condensed combined statement of income. These adjustments are based on purchase accounting marks calculated as of June 30, 2004.

For the Twelve Months Ended December 31, 2003

Sovereign/ Waypoint

Amortization of premium on loans	$(2,910)
Amortization of premium on deposits	1,973
Amortization of premium on borrowings and other debt obligations	17,370
Interest expense on additional borrowings	(11,584)
Incremental amortization expense for core deposit intangible	(3,286)

$1,563

For the Six Months Ended June 30, 2004

Sovereign/ Waypoint

Amortization of premium on loans	$(1,455)
Amortization of premium on deposits	299
Amortization of premium on borrowings and other debt obligations	8,458
Interest expense on additional borrowings	(5,792)
Incremental amortization expense for core deposit intangible	(1,617)

$(107)

Income tax expense for the above pro forma adjustments was provided using a 35% tax rate.

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The following table summarizes the estimated net future impact of the amortization of the purchase accounting adjustments for the pro forma purchase price allocation made in the June 30, 2004 condensed combined pro forma balance sheet in connection with the Waypoint merger transaction on Sovereign’s results of operations (in thousands):

Projected Future Amounts For Years Ended December 31	Net Increase (Decrease) in Income before Income Taxes

2004	$6,211
2005	11,506
2006	9,071
2007	10,381
2008	(3,238)
2009	(4,011)

See discussion of amortization periods for the purchase accounting adjustments in Note A.

E.	Sovereign/Waypoint Merger Related Charges (in thousands)

In connection with the acquisition of Waypoint, Sovereign expects to incur non-recurring charges of approximately $20.4 million related to closure of existing Sovereign branches, integration of data processing platforms and certain other items, which will be recorded in the income statement of Sovereign within the 12 month period after completion of the respective merger transactions. These charges are based on Sovereign management’s preliminary integration and restructuring plans. These plans will be finalized prior to the closing of the Waypoint transaction and will be implemented within 6 months after the closing of the transaction. The cost of the special items has been reflected in the accompanying condensed combined pro forma balance sheet as of June 30, 2004 as follows (in thousands):

Accrued liabilities	$20,435
Deferred taxes at 35%	7,152

Retained earnings	$13,283

Since the charges are non-recurring and are expected to be incurred within one year of the completion of the respective merger transactions, they have not been included in the accompanying pro forma condensed combined statements of income.

F.	Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding over the period presented. Diluted earnings per common share is calculated using the same method as basic earnings per common share, but reflects potential dilution of common stock equivalents. Pro forma basic and diluted weighted average number of common stock utilized for the calculation of earnings per share for the periods presented were calculated using Sovereign’s historical basic and diluted weighted average common stock plus the shares of Sovereign common stock to be issued in the Sovereign/Waypoint transaction. The following tables reconcile the adjustments to the weighted average basic and diluted earnings per share calculation for the six month period ended June 30, 2004 and the twelve month period ended December 31, 2003.

For the Six-months Ended June 30, 2004

	Waypoint Historical	Stock Election Percentage	Conversion Ratio	Sovereign/ Waypoint Adjustment

Basic	31,624	70%	1.262	27,937
Diluted	32,882	70%	1.262	29,048

For the Year Ended December 31, 2003

	Waypoint Historical	Stock Election Percentage	Conversion Ratio	Sovereign/ Waypoint Adjustment

Basic	32,085	70%	1.262	28,344
Diluted	33,065	70%	1.262	29,210

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G.	Calculation of Purchase Price of Sovereign/Seacoast Acquisition

The preliminary estimate of the cost to acquire Seacoast includes (in thousands):
Cash	$264,370
Sovereign common stock issued 36,198,594 shares to stockholders of Seacoast based on an exchange ratio of 1.597 shares and a fair value of Sovereign common stock of $ 21.91	793,111
Fair value of options issued	32,550
Transaction costs	12,120

$1,102,151

Under the terms of the Sovereign/Seacoast transaction agreement 75% of the outstanding shares of Seacoast common stock were exchanged for Sovereign common stock and 25% of the outstanding shares of Seacoast common stock were exchanged for cash consideration, subject to certain restrictions as provided in the transaction agreement. The number and value of the shares issued by Sovereign, as well as the cash consideration paid, to complete the acquisition was based on a formula that is dependent on the average final price of Sovereign common stock for the 15 consecutive trading days ending on the date that is the later to occur of (1) the Seacoast stockholder meeting or (2) the date of the receipt of the last governmental approval to complete the Sovereign/Seacoast transaction. The number and the value of the Sovereign shares, as well as the total merger consideration, used in determining the purchase price of Seacoast for accounting purposes was based on the trading price of Sovereign stock at the time the number of shares to be issued and the amount of cash paid by Sovereign. For purposes of the accompanying unaudited pro forma condensed combined financial statements, the value of Sovereign shares was based on the average closing sales price of Sovereign stock for the three days before and after July 23, 2004, the date of the Seacoast acquisition.

Stock options to purchase approximately 1.3 million shares of Seacoast’s common stock with a weighted average exercise price of $10.90 will be assumed by Sovereign pursuant to the Sovereign/Seacoast transaction and converted into options to purchase approximately 2.1 million shares of Sovereign common stock with a weighted average exercise price of $6.82 (based on an assumed stock price of $21.91 and exchange ratio of 1.597). This includes Abington options that were converted into Seacoast options upon the completion of the Seacoast/Abington transaction. The fair value of stock options issued was determined using the Black-Scholes option pricing model. Estimated transaction costs of $12.1 million were incurred upon consummation of the Sovereign/Seacoast transaction and are reflected as part of the purchase price for accounting purposes. These costs consist primarily of investment banking, legal and other professional fees and expenses.

H.	Calculation of Goodwill and Allocation of Purchase Price of Sovereign/Seacoast

The pro forma excess of cost over net assets acquired for the Sovereign/Seacoast transaction was calculated as follows (in thousands):

Sovereign/ Seacoast

Purchase price	$1,102,151
Net assets acquired	497,264

$604,887

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The excess of cost over the net assets was allocated to acquired assets and liabilities as follows (in thousands):

As of June 30, 2004

Sovereign/ Seacoast

Investment securities	$2,193
Loans	39,877
Property and equipment	(9,007)
Core deposit intangible	75,420
Deposits	(8,442)
Borrowings and other debt obligations	(5,584)
Other liabilities	(39,087)
Goodwill	562,613
Deferred tax asset (liability), net at 35%	(13,096)

$604,887

In Sovereign’s initial due diligence efforts for the Seacoast acquisition, preliminary restructuring plans were made by Sovereign’s management related to closing certain specifically identified acquired branch locations. An accrual was estimated for the total discounted cash flow liability that Sovereign would incur for these branch closings. The preliminary restructuring plan also identified certain severance and certain other benefit payments that would be made to specifically identified terminated employees, as well as termination payments for canceling certain redundant servicing contracts. The preliminary restructuring plans were finalized prior to the closing of the transaction and will be implemented within 6 months after the closing of the transaction. As a result, changes could occur (which may be material) which could impact the adjustment to other liabilities noted above. The total of these accruals was $39.1 million and are reflected as Other liabilities above.

The remaining adjustments noted above are purchase accounting marks to reflect the difference between the historical cost values for certain assets and liabilities to fair market value. See Note A for a discussion on how these fair value adjustments were derived.

I.	Remaining Income Statement Pro Forma Adjustments (in thousands)

The following tables summarize the remaining pro forma adjustments included in the accompanying unaudited pro forma condensed combined statement of income. These adjustments are based on purchase accounting marks calculated as of June 30, 2004.

	For the Twelve Months Ended December 31, 2003

	Sovereign/	Seacoast/	Sovereign/
	First Essex	Abington	Seacoast	Total

Amortization of premium on investments	$—	$(334)	$(3,104)	$(3,438)
Amortization of premium on loans	(5,844)	(542)	(14,243)	(20,629)
Amortization of premium on deposits	2,686	1,502	6,627	10,815
Amortization of premium on borrowings and other debt obligations	2,462	938	1,166	4,566
Interest expense on additional borrowings	(8,329)	(1,335)	(10,575)	(20,239)
Amortization of core deposit intangible	(183)	(1,547)	(10,676)	(12,406)
Depreciation of banking premises valuation adjustment	(82)	(506)	(236)	(824)

	$(9,290)	$(1,824)	$(31,041)	$(42,155)

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	For the Six Months Ended June 30, 2004

	Sovereign/	Seacoast/	Sovereign/
	First Essex(1)	Abington(2)	Seacoast	Total

Amortization of premium on investments	$—	$—	$256	$256
Amortization of premium on loans	(568)	(178)	(5,681)	(6,427)
Amortization of premium on deposits	261	642	1,627	2,530
Amortization of premium on borrowings and other debt obligations	239	307	1,129	1,675
Interest expense on additional borrowings	(810)	(442)	(5,287)	(6,539)
Amortization of core deposit intangible	(40)	(506)	(4,201)	(4,747)
Depreciation of banking premises valuation adjustment	(8)	(165)	(118)	(291)

	$(926)	$(492)	$(12,275)	$(13,693)

(1)
First Essex was acquired by Sovereign on February 6, 2004. The pro forma adjustments for the Sovereign/First Essex acquisition shown above reflect amortization for the period January 1, 2004 through February 5, 2004.

(2)
Abington was acquired by Seacoast on April 29, 2004. The pro forma adjustments for the Seacoast/Abington acquisition shown above reflect amortization for the period January 1, 2004 through April 28, 2004.

Income tax expense for the above pro forma adjustments was provided using a 35% tax rate.

The following table summarizes the estimated net future impact of the amortization of the purchase accounting adjustments for the pro forma purchase price allocation made in connection with the Sovereign/Seacoast merger transaction on Sovereign’s results of operations (in thousands):

Projected Future Amounts For Years Ended December 31	Net Increase in Income before Income Taxes

2004	$(16,347)
2005	(25,276)
2006	(21,718)
2007	(8,429)
2008	(8,230)
2009	(7,283)

See discussion of amortization periods for the purchase accounting adjustments in Note A.

J.	Sovereign/Seacoast Merger Related Charges (in thousands)

In connection with the acquisition of Seacoast, Sovereign expects to incur non-recurring charges of approximately $27.9 million related to closure of existing Sovereign branches, integration of data processing platforms and certain other items, which will be recorded in the income statement of Sovereign within the 12 month period after completion of the respective merger transactions. These charges are based on Sovereign management’s preliminary integration and restructuring plans. These plans will be finalized prior to the closing of the Seacoast transaction and implemented within 6 months after the closing of the transaction. As a result, changes may occur (which may be material) which could impact the amount of the merger related charges. The cost of the special items has been reflected in the accompanying condensed combined pro forma balance sheet as of June 30, 2004 as follows (in thousands):

Accrued liabilities	$27,942
Deferred taxes at 35%	9,780

Retained earnings	$18,162

Since the charges are non-recurring and are expected to be incurred within one year of the completion of the respective merger transactions, they have not been included in the accompanying pro forma condensed combined statements of income.

K.	Reclassifications to conform with Sovereign’s accounting policies

Effective July 1, 2003, Sovereign changed its accounting policy with respect to classification of its obligations under its trust preferred securities. As a result of this change, Sovereign reclassified these obligations from “Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust

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Holding Junior Subordinated Debentures of Sovereign” to “Borrowings and other debt obligations.” In addition, the dividends on these instruments, which were previously included in “Other Expense” prior to July 1, 2003, are now classified as interest expense. Prior period amounts were not reclassified to conform with this new presentation.

The adjustments in the accompanying Unaudited Pro Forma Condensed Combined Financial Statements were recorded to conform the treatment of trust preferred securities by Waypoint, Seacoast, Abington and First Essex with Sovereign’s accounting policy.

Sovereign adopted the expense recognition provisions of SFAS No. 123, “Accounting for Stock Based Compensation,” for stock based employee compensation awards. The adjustments in the accompanying Unaudited Pro Forma Condensed Combined Financial Statements were recorded to conform the treatment of stock based compensation awards by Waypoint, First Essex, and Seacoast with Sovereign’s accounting policy. Abington’s historical results of operations for 2003 included the expense recognition provisions of SFAS No. 123.

L.	Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding over the period presented. Diluted earnings per common share is calculated using the same method as basic earnings per common share, but reflects potential dilution of common stock equivalents. Pro forma basic and diluted weighted average number of common stock utilized for the calculation of earnings per share for the periods presented were calculated using Sovereign’s historical basic and diluted weighted average common stock plus the shares of Sovereign common stock to be issued in the Sovereign/Seacoast transaction, Seacoast/Abington transaction and the Sovereign/First Essex transaction. The following tables reconcile the adjustments to the weighted average basic and diluted earnings per share calculation for the six month period ended June 30, 2004 and the twelve month period ended December 31, 2003.

For the Six-months Ended June 30, 2004

	Weighted Average Basic Shares	Stock Election Percentage	Conversion Ratio	Total Adjustment	Percent of Period Outstanding	Proforma Adjustment

First Essex	7,922	50%	2.925	11,586	19%	2,228
Abington(1)	4,180	75%	1.5974	5,008	65%	3,274
Seacoast	25,654	75%	1.5974	30,736	100%	30,736

Total						36,238

	Weighted Average Diluted Shares	Stock Election Percentage	Conversion Ratio	Total Adjustment	Percent of Period Outstanding	Proforma Adjustment

First Essex	8,116	50%	2.925	11,870	19%	2,283
Abington(1)	4,378	75%	1.5974	5,246	65%	3,430
Seacoast	26,334	75%	1.5974	31,550	100%	31,550

Total						37,263

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For the Year Ended December 31, 2003

	Weighted Average Basic Shares	Stock Election Percentage	Conversion Ratio	Proforma Adjustment

First Essex	7,781	50%	2.925	11,379
Abington(1)	4,180	75%	1.5974	5,008
Seacoast	23,847	75%	1.5974	28,571

Total				44,958

	Weighted Average Diluted Shares	Stock Election Percentage	Conversion Ratio	Proforma Adjustment

First Essex	8,110	50%	2.925	11,861
Abington(1)	4,378	75%	1.5974	5,246
Seacoast	24,322	75%	1.5974	29,140

				46,247

(1)	Abington shares shown above represent the Seacoast equivalent under the terms of the Seacoast/Abington deal.

INFORMATION ABOUT SOVEREIGN

Sovereign is the parent company of Sovereign Bank, a $54.9 billion financial institution with approximately 600 community banking offices, approximately 950 ATMs and about 8,300 team members in Pennsylvania, New Jersey, Connecticut, New Hampshire, New York, Rhode Island, Delaware and Massachusetts. Sovereign’s primary business consists of attracting deposits from its network of community banking offices, and originating small business and middle market commercial and asset-based loans, residential mortgage loans, home equity lines of credit, and auto and other consumer loans in the communities served by those offices. Sovereign also purchases portfolios of residential mortgage loans and other consumer loans originated throughout the United States.

Sovereign Bank was created in 1984 under the name Penn Savings Bank, F.S.B. through the merger of two financial institutions with market areas primarily in Berks and Lancaster counties, Pennsylvania. Sovereign Bank assumed its current name on December 31, 1991. Sovereign was incorporated in 1987. Sovereign has acquired 26 financial institutions, branch networks and related businesses since 1990. Seventeen of these acquisitions, with assets totaling approximately $32 billion, have been completed since 1995, including its recent acquisitions of First Essex and Seacoast.

Sovereign believes that as a result of continuing consolidation in the financial services industry, there is an increasing need for a super-community bank in the northeastern United States. Sovereign considers a super community bank to be a bank with the size and range of commercial, business and consumer products to compete with larger institutions, but with the orientation to relationship banking and personalized service usually found at smaller community banks.

In response to this need, in 1996, Sovereign initiated a strategy to transform itself from a traditional mortgage lender into a super-community bank by:

•	targeting small and medium size businesses through offering a broader array of commercial and business banking products and services;

•	changing the mix of its deposits and, while endeavoring to preserve its credit quality, changing the mix of its assets to be more characteristic of a commercial bank;

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•	increasing its penetration into larger, more densely populated markets in the northeastern United States;

•	preserving its orientation toward relationship banking and personalized service, as well as its sales-driven culture; and

•	increasing its non-interest income as a percentage of net income.

During 2000, Sovereign substantially completed this transformation by acquiring $12.3 billion of deposits, $8.0 billion of loans, and 281 community banking offices located in Massachusetts, Rhode Island, Connecticut and New Hampshire from FleetBoston Financial Corporation. As a result of the FleetBoston acquisition, Sovereign doubled its deposit base, changed the mix of loans and deposits to be more characteristic of a commercial bank, and increased the breadth and depth of senior and middle management. Since that time, Sovereign has completed three additional acquisitions of community banks, including Sovereign’s acquisition of First Essex and Seacoast, which were completed on February 6, 2004 and July 23, 2004, respectively. For an illustration of the pro forma effect of Sovereign’s acquisitions of Seacoast and Waypoint, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” on page 75 of this document.

Sovereign is a Pennsylvania business corporation and its principal executive offices are located at 1500 Market Street, Philadelphia, Pennsylvania and its telephone number is (215) 557-4630. Sovereign Bank is headquartered in Wyomissing, Pennsylvania, a suburb of Reading, Pennsylvania.

Sovereign Bank is a federally chartered savings bank and operates in a heavily regulated environment. Changes in laws and regulations affecting Sovereign and its subsidiaries may have an impact on its operations.

The foregoing description of Sovereign and Sovereign Bank is not complete. For more information on the business of Sovereign and Sovereign Bank, please refer to Sovereign’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003. Please refer to the section entitled “Where You Can Find More Information” on page 101 of this document in order to find out where you can obtain copies of Sovereign’s Annual Report as well as other documents Sovereign files with the Securities and Exchange Commission.

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INFORMATION ABOUT WAYPOINT

Waypoint was organized in 2000 as part of the mutual-to-stock conversion of Harris Financial, MHC and the merger of Harris Financial, Inc. and York Financial Corp. In the conversion and merger, Waypoint succeeded to the operations of Harris Financial and York Financial, and became the holding company for Harris Savings Bank and York Federal Savings and Loan Association, which were merged to form Waypoint Bank.

Waypoint’s assets consist primarily of 100% of the outstanding shares of Waypoint Bank, a $5.4 billion financial services institution headquartered in Harrisburg, Pennsylvania with a network of 66 branches in 8 Pennsylvania and 4 Maryland counties.

During the period since its inception, Waypoint has engaged in a business transition to transform the combined operations of two thrift institutions into a single diversified financial services company. Waypoint Bank has built the infrastructure to support a broad range of commercial services to clients ranging from small business owners to large locally-based corporations. Waypoint Bank offers traditional commercial business loans, commercial real estate loans, commercial deposit products and a full range of commercial services. Waypoint Bank also offers a broad range of consumer loans, mortgage loans, retail deposit products, and a broad spectrum of retail banking services to individuals.

Waypoint also expanded its financial service offerings to include insurance sales and insurance brokerage services, employee benefit plan services, trust and asset management services, and investment brokerage services. Waypoint provides its insurance and investment brokerage offerings through its wholly-owned subsidiaries Waypoint Insurance Group and Waypoint Brokerage Services, Inc. Trust and asset management services are offered through Waypoint Trust and Investment Group, a division of Waypoint Bank.

On March 9, 2004, Waypoint announced that it had reached a definitive agreement with Sovereign Bancorp, Inc., parent company of Sovereign Bank, to acquire Waypoint in a merger transaction.

The foregoing description of Waypoint and Waypoint Bank is not complete. For more information on the business of Waypoint and Waypoint Bank, please refer to Waypoint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003. Please refer to the section entitled “Where You Can Find More Information” on page 101 of this document in order to find out how you can obtain copies of Waypoint’s Annual Report as well as other documents Waypoint files with the Securities and Exchange Commission.

DESCRIPTION OF SOVEREIGN CAPITAL SECURITIES

The authorized capital stock of Sovereign consists of 800 million shares of common stock, no par value, and 7,500,000 shares of authorized preferred stock. At September 30, 2004, there were 345,058,174 shares of Sovereign common stock issued and outstanding and no shares of preferred stock issued and outstanding. There are no other shares of capital stock of Sovereign authorized, issued or outstanding. Sovereign has no options, warrants, or other rights authorized, issued or outstanding, other than as those described under “Trust PIERS” and “Shareholder Rights Plan” and options granted under Sovereign’s stock option plans or in connection with recent acquisitions by Sovereign, including Seacoast.

Common Stock

The holders of Sovereign common stock share ratably in dividends when and if declared by Sovereign’s board of directors from legally available funds. Declaration and payment of cash dividends by Sovereign depends upon dividend payments by Sovereign Bank, which are Sovereign’s primary source of revenue and cash flow. Sovereign is a legal entity separate and distinct from its subsidiaries. Accordingly, the right of Sovereign, and consequently the right of creditors and shareholders of Sovereign, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Sovereign in its capacity as a creditor may be recognized.

Prior to the issuance of any Sovereign preferred stock which possesses voting rights (see “Preferred Stock” below), the holders of shares of Sovereign common stock will possess exclusive voting rights in

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Sovereign. Each holder of shares of Sovereign common stock has one vote for each share held on matters upon which shareholders have the right to vote. Sovereign shareholders cannot cumulate votes in the election of directors.

The holders of Sovereign common stock have no preemptive rights to acquire any additional shares of Sovereign. In addition, Sovereign common stock is not subject to redemption.

Sovereign’s articles of incorporation authorize the Sovereign board of directors to issue authorized shares of Sovereign common stock without shareholder approval. Sovereign common stock is included for quotation on the New York Stock Exchange. As a result, in order to maintain such inclusion, approval of Sovereign’s shareholders is required for the issuance of additional shares of Sovereign common stock or securities convertible into Sovereign common stock if the issuance of such securities:

•	relates to acquisition of a company and the securities will have 20% or more of the voting power outstanding before the issuance;

•
relates to acquisition of a company in which a director, officer or substantial shareholder of Sovereign has a 5% or greater interest and the issuance of the securities could result in an increase in outstanding common stock or voting power of 5% or more;

•
relates to a transaction, other than a public offering, at a price less than the greater of book or market value in which the shares issued will equal 20% or more of the shares of Sovereign common stock or 20% or more of the voting power outstanding before issuance; or

•	would result in a change in control of Sovereign.

Under New York Stock Exchange rules, shareholders must also approve a stock option or purchase plan applicable to officers and directors other than a broadly-based plan in which other security holders of Sovereign or employees of Sovereign participate.

In the event of liquidation, dissolution or winding-up of Sovereign, whether voluntary or involuntary, holders of Sovereign common stock share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefore) and after payment of any liquidation preferences of any outstanding Sovereign preferred stock.

Preferred Stock

Sovereign’s board of directors is authorized to approve the issuance of Sovereign preferred stock, without any required approval of shareholders. Sovereign’s board determines the rights and limitations on each series of Sovereign preferred stock at the time of issuance. These rights may include rights to participating dividends, voting and convertibility into shares of Sovereign common stock. Shares of Sovereign preferred stock can have dividend, redemption, voting, and liquidation rights taking priority over Sovereign common stock, and may be convertible into Sovereign common stock.

Trust PIERS

In the first quarter of 2004, Sovereign Capital Trust IV, a special purpose statutory trust, issued 16 million Contingent Convertible Trust Preferred Income Equity Redeemable Securities (“Trust PIERS”). Each Trust PIERS:

•
has a stated liquidation amount of $50, representing an undivided beneficial ownership interest in the assets of the trust, which assets consist solely of junior subordinated debentures issued by Sovereign and warrants to purchase 1.6301 shares per warrant (subject to adjustment) of Sovereign common stock; and

•
is convertible, upon the satisfaction of certain conditions, at any time prior to March 1, 2034 (subject to redemption), into 1.6301 shares (subject to antidilution adjustments) of Sovereign common stock. The exercise price of the warrants is equal to the accreted value of the Trust PIERS (subject to antidilution adjustments). The accreted value of a Trust PIERS is equal to the sum of the initial purchase price of the Trust PIERS (i.e. $31.78) plus accrual of the discount (i.e. $18.22), calculated

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from March 1, 2004 to the date of exercise of the warrant at the all-in-yield of 7.41% per annum on a quarterly bond equivalent yield basis using a 360-day year of twelve 30-day months until such sum equals $50 on March 1, 2034.

Shareholder Rights Plan

Sovereign maintains a shareholder rights plan designed to protect shareholders from attempts to acquire control of Sovereign at an inadequate price. Under the shareholder rights plan, each outstanding share of Sovereign common stock has attached to it one right to purchase one-hundredth of a share of junior participating preferred stock at an initial exercise price of $40. The rights are not currently exercisable or transferable, and no separate certificates evidencing such rights will be distributed, unless certain events occur.

A holder can exercise the rights to purchase shares of the junior participating preferred stock if a person, group or other entity acquires or commences a tender offer or an exchange offer for 9.9% or more of total voting power. A holder can also exercise the rights if Sovereign’s board declares a person or group who has become a beneficial owner of at least 4.9% of Sovereign common stock or total voting power an “adverse person,” as defined in the shareholder rights plan.

After the rights become exercisable, the rights (other than rights held by a 9.9% beneficial owner or an “adverse person”) generally will entitle the holders to purchase either Sovereign common stock or the common stock of the potential acquiror, in lieu of the junior participating preferred stock, at a substantially reduced price.

Sovereign can generally redeem the rights at $.001 per right by a majority vote of “continuing directors” (defined as any member of the board of directors of Sovereign on June 21, 2001 and successors approved by such persons) at any time prior to the earlier of the tenth business day following public announcement that a 9.9% position has been acquired or June 30, 2007. At any time prior to the date the rights become nonredeemable, the Sovereign board of directors can extend the redemption period by a vote of “continuing directors.” Rights are redeemable following an “adverse person” determination.

Special Charter and Pennsylvania Corporate Law Provisions

Sovereign’s articles of incorporation and bylaws contain certain provisions which may have the effect of deterring or discouraging, among other things, a nonnegotiated tender or exchange offer for Sovereign common stock, a proxy contest for control of Sovereign, the assumption of control of Sovereign by a holder of a large block of Sovereign common stock and the removal of Sovereign’s management. These provisions:

•	empower the Sovereign board of directors, without shareholder approval, to issue Sovereign preferred stock, the terms of which, including voting power, are set by the Sovereign board of directors;

•	divide the Sovereign board of directors into three classes serving staggered three-year terms;

•	restrict the ability of shareholders to remove directors;

•
require that shares with at least 80% of total voting power approve mergers and other similar transactions with a person or entity holding stock with more than 5% of Sovereign’s voting power, if the transaction is not approved, in advance, by the Sovereign board of directors;

•	prohibit shareholders’ actions without a meeting;

•	require that shares with at least 80%, or in certain instances a majority, of total voting power approve the repeal or amendment of Sovereign’s articles of incorporation;

•
require any person who acquires stock of Sovereign with voting power of 25% or more to offer to purchase for cash all remaining shares of Sovereign voting stock at the highest price paid by such person for shares of Sovereign voting stock during the preceding year;

•	eliminate cumulative voting in elections of directors;

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•	require an affirmative vote of at least two-thirds of Sovereign’s total voting power in order for shareholders to repeal or amend Sovereign’s bylaws;

•	require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders; and

•
provide that officers, directors, employees, agents and persons who own 5% or more of the voting securities of any other corporation or other entity that owns 66 2/3% or more of Sovereign’s outstanding voting stock cannot constitute a majority of the members of Sovereign’s board of directors.

The Pennsylvania Business Corporation Law of 1988 also contains certain provisions applicable to Sovereign which may have the effect of impeding a change in control of Sovereign. These provisions, among other things:

•
require that, following any acquisition of 20% of a public corporation’s voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from the acquiring person or group in an amount equal to the “fair value” of the shares, including an increment representing a proportion of any value payable for control of the corporation; and

•
prohibit for five years, subject to certain exceptions, a “business combination,” which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets with a shareholder or group of shareholders beneficially owning 20% or more of a public corporation’s voting power.

In 1990, Pennsylvania adopted legislation further amending the Pennsylvania Business Corporation Law. To the extent applicable to Sovereign at the present time, this legislation generally:

•	expands the factors and groups (including shareholders) which the Sovereign board of directors can consider in determining whether a certain action is in the best interests of the corporation;

•	provides that the Sovereign board of directors need not consider the interests of any particular group as dominant or controlling;

•
provides that Sovereign’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof for actions relating to an acquisition or potential acquisition of control;

•
provides that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ standard, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

•
provides that the fiduciary duty of Sovereign’s directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

The 1990 amendments to the Pennsylvania Business Corporation Law explicitly provide that the fiduciary duty of directors does not require directors to:

•	redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

•
render inapplicable, or make determinations under, provisions of the Pennsylvania Business Corporation Law, relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

•
act as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.

One of the effects of the 1990 fiduciary duty statutory provisions may be to make it more difficult for a shareholder to successfully challenge the actions of the Sovereign board of directors in a potential change in control context. Pennsylvania case law appears to provide that the fiduciary duty standard under the 1990

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amendments grants directors the statutory authority to reject or refuse to consider any potential or proposed acquisition of the corporation.

Sovereign opted out of coverage by the “disgorgement” and “control-share acquisition” statutes included in the 1990 legislation, pursuant to a bylaw amendment as permitted by the legislation. To the extent applicable to a Pennsylvania corporation, the “disgorgement” statute generally requires disgorgement by any person or group who or which has acquired or publicly disclosed an intent to acquire 20% or more of a corporation’s voting power of any profit realized from the sale of any shares acquired within specified time periods of such acquisition or disclosure if the shares are sold within eighteen months thereafter. The “control share acquisition” statute generally prohibits a person or group who or which exceeds certain stock ownership thresholds (20%, 33 1/3% and 50%) for the first time from voting the “control shares” (i.e., the shares owned in excess of the applicable threshold) unless voting rights are restored by a vote of disinterested shareholders. As a result of Sovereign’s opt-out from coverage by these statutes, neither the “disgorgement” nor the “control share acquisition” statute would apply to a nonnegotiated attempt to acquire control of Sovereign, although such an attempt would still be subject to the special charter and other provisions described in the preceding paragraphs. Sovereign can reverse this action, and thereby cause the “disgorgement” and “control share acquisition” statutes to apply to an attempt to acquire control of Sovereign, by means of an amendment to Sovereign’s bylaws, which could be adopted by the board of directors, without shareholder approval.

COMPARISON OF SHAREHOLDER RIGHTS

If we complete the transaction, shareholders of Waypoint who receive shares of Sovereign common stock for some or all of their shares of Waypoint common stock will automatically become shareholders of Sovereign, and their rights as shareholders will be determined by the Pennsylvania Business Corporation Law of 1988, and by Sovereign’s articles of incorporation and bylaws. The following is a summary of material differences between the rights of holders of Sovereign common stock and the rights of holders of Waypoint common stock. These differences arise from various provisions of the Pennsylvania Business Corporation Law of 1988, and the Pennsylvania General Corporation Law, the articles of incorporation, bylaws and shareholder rights plan of Sovereign and the certificate of incorporation and bylaws of Waypoint.

The following summary is not a complete statement of all differences affecting the rights of Waypoint shareholders who become Sovereign shareholders, but rather summarizes the more significant differences and certain important similarities. For a more complete understanding of these similarities and differences, please read the respective articles of incorporation and bylaws of Sovereign and Waypoint which are incorporated by reference in this document and the text of laws and regulations applicable to each of Sovereign and Waypoint.

Directors

     Election

Sovereign’s articles of incorporation provide that the number of directors and their classification will be set by the board of directors. Sovereign’s directors have been divided into three classes and each class serves a three year term. Sovereign’s board of directors currently consists of six members.

The articles of incorporation of Waypoint provide for a board of directors consisting of three classes of directors as nearly equal in number as possible, with one class to be elected annually. Waypoint’s shareholders are not entitled to cumulative voting in the election of directors.

     Removal

Under Sovereign’s articles of incorporation, Sovereign directors may be removed from office without cause by the affirmative vote of a majority of outstanding voting shares. Waypoint’s articles of incorporation provide that a director may be removed from office by shareholders only for cause and only upon the affirmative vote of not less than a majority of the total votes eligible to be cast by shareholders at a duly constituted meeting of shareholders called expressly for such purpose. Cause for removal shall exist only if the director whose removal is proposed has been either declared of unsound mind by an order of a court of

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competent jurisdiction, convicted of a felony or an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction, or deemed liable by a court of competent jurisdiction of gross negligence or misconduct in a performance of such director’s duties to the corporation.

     Nomination

Shareholders of Sovereign are required to submit to Sovereign, in writing and in advance, any nomination of a candidate for election as a director. Sovereign’s bylaws provide that such nominations generally must be submitted not more than 120 days, and not less than 90 days, prior to a scheduled meeting for the election of directors (unless less than 21 days’ notice of the meeting is given to shareholders in which case such nominations must be submitted within seven days following the mailing of the notice to shareholders). Waypoint’s bylaws provide that its shareholders must submit written nominations for director not later than ninety (90) days prior to the anniversary date of the mailing of proxy materials by Waypoint in connection with the immediately preceding annual meeting or, with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the tenth (10th) day following the date on which notice of such meeting is first given to shareholders. Waypoint shareholders submitting nominations must also supply certain information regarding the identity and background of the proposed nominee as set forth in the bylaws of Waypoint.

     Limited Liability

Both Sovereign’s and Waypoint’s directors are not personally liable to their respective companies, their shareholders or others for any action taken or any failure to take any action unless the director breached or failed to perform the duties of his or her office as set forth under Pennsylvania law and such breach or failure constitutes self-dealing, willful misconduct or recklessness. Sovereign’s and Waypoint’s directors, however, are not protected from criminal liability for their actions, nor are they protected from liability with respect to the payment of federal, state or local taxes.

     Indemnification

The bylaws of Sovereign and Waypoint each provide for indemnification of directors, officers and agents for certain litigation related liabilities and expenses. Directors, officers, employees and agents of both Sovereign and Waypoint are entitled to indemnification in both third party actions and derivative actions unless there is a court finding that the act or failure to act giving rise to the claim for indemnification constitutes willful misconduct or recklessness.

Shareholders’ Meetings

Special meetings of Sovereign shareholders may be called at any time by any of the following:

•	the board of directors at a duly called and held meeting of the board of directors or upon the unanimous written consent of the members of the board of directors; or

•	the Chairman of the board of directors or the Chief Executive Officer, but only upon receiving written direction of at least a majority of directors then in office.

Shareholders of Sovereign are required to submit to Sovereign, in writing and in advance, any matter desired to be placed on the agenda of an annual meeting of shareholders. Such proposal generally must be submitted not more than 150 days and not less than 90 days prior to the meeting (or seven days if less than 21 days’ notice of the annual meeting is given to shareholders).

Special meetings of Waypoint shareholders may be called only by its board of directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office.

Shareholders of Waypoint are required to submit to Waypoint in writing and in advance, any matter to be placed on the agenda of an annual meeting of shareholders. Such proposal generally must be submitted not less than ninety (90) days prior to the anniversary date of the mailing of proxy materials by Waypoint in connection with the immediately preceding annual meeting.

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Inspection Rights

The Pennsylvania Business Corporation Law of 1988 provides that shareholders of Sovereign and Waypoint have the right, for any proper purpose, to examine during usual business hours the share register, books or records of account and records of the proceedings of the shareholders and directors, and to make copies or extracts of such documents. Any shareholders desiring to make such an inspection must provide a written demand to do so under oath and must state the reason for the inspection.

Shareholder Rights Plan

Sovereign has adopted a shareholder rights plan pursuant to which holders of Sovereign common stock are entitled, under certain circumstances generally involving an accumulation of Sovereign common stock, to purchase Sovereign common stock or common stock of the potential acquirer at a substantially reduced price. See “DESCRIPTION OF SOVEREIGN CAPITAL SECURITIES — Shareholder Rights Plan.”

Waypoint does not maintain a shareholder rights plan.

Required Shareholder Votes

General

Subject to the voting rights of any series of Sovereign preferred stock then outstanding, the holders of Sovereign and Waypoint common stock possess exclusive voting rights of their respective companies. Each holder of Sovereign common stock and each holder of Waypoint common stock is entitled to one vote for each share owned of record. There are no cumulative voting rights in the election of directors of Sovereign or Waypoint. For general corporate action of the shareholders of Sovereign and Waypoint, the affirmative vote of a majority of the votes cast, in person or by proxy, at a shareholders’ meeting is required for approval.

Certain Restrictions on Voting Rights

As provided in Waypoint’s articles of incorporation, record holders of Waypoint common stock who beneficially own more than 10% of the outstanding shares of Waypoint common stock are not entitled to any vote with respect to the shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares owned by an affiliate of, as well as persons acting in concert with, such person or entity. Waypoint’s articles of incorporation authorize the board of directors to make all determinations necessary to implement and apply the 10% limit including determining the number of voting shares of which any person is the beneficial owner. The board of directors of Waypoint is not aware of any person who beneficially owns shares of Waypoint common stock in excess of the 10% limit with respect to matters to be considered at the special meeting.

Sovereign has no comparable provision.

Fundamental Changes

Sovereign’s articles of incorporation require that a plan of merger, consolidation, share exchange, division, conversion or asset transfer (in respect of a sale, lease, exchange or other disposition of all, or substantially all, the assets of Sovereign other than in the usual and regular course of business) must be approved by the affirmative vote of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast, except that shareholder approval of any such transaction which is approved in advance by at least 66 2/3% of the members of Sovereign’s board of directors requires only the affirmative vote of a majority of the votes cast. In the absence of prior approval by Sovereign’s board of directors, Sovereign’s articles of incorporation require a vote of shareholders with at least 80% of Sovereign’s total voting power to approve any merger, consolidation, share exchange, asset transfer (in respect of a sale, lease, exchange or other disposition of all, or substantially all, the assets of Sovereign) or similar transactions involving a shareholder holding 5% or more of Sovereign’s voting power.

Waypoint’s articles of incorporation do not contain any super-majority voting requirements in order to approve any merger, consolidation, share exchange, asset transfer or other similar transaction. Accordingly,

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the affirmative vote of a majority of the votes cast, in person or by proxy, at a meeting of shareholders is sufficient to approve such a transaction.

Amendment of Articles of Incorporation

Sovereign’s articles of incorporation contain various provisions that require a super-majority vote of shareholders to amend or repeal particular sections of such articles. Amendment or repeal of the provisions of Sovereign’s articles of incorporation relating to noncumulative voting, the classification of directors, the requirement of holding meetings for shareholder action, the amendment of bylaws generally, and the consideration of non-economic factors by Sovereign’s board of directors if evaluating a tender offer, all require:

•	the affirmative vote of 80% of the shares entitled to vote; or

•
the affirmative vote of 80% of the members of Sovereign’s board of directors and the affirmative vote of shareholders entitled to cast at least a majority of votes which all shareholders are entitled to cast.

Generally, Waypoint’s articles of incorporation provide that any amendment to the articles of incorporation first be approved by the affirmative vote of a majority of directors then in office and thereafter, if required by applicable law, be approved by the holders of a majority of shares of the corporation entitled to vote generally in an election of directors. However, certain provisions require a super-majority vote of shareholders to amend or repeal such articles. The amendment or repeal of provisions relating to the number, classification, term, election and removal of directors; meetings of directors; liability of directors and officers; and restrictions on acquisitions of more than 10% of the corporation’s common stock all require:

•	the affirmative vote of at least 75% of the shares entitled to vote; or

•	the affirmative vote of 80% of the board of directors then in office and the affirmative vote of shareholders entitled to cast at least a majority of votes which all shareholders are entitled to cast.

Amendment of Bylaws

The authority to amend or repeal Sovereign’s bylaws is vested in Sovereign’s board of directors, subject always to the power of the shareholders of Sovereign to change such action by the affirmative vote of shareholders holding at least two-thirds of the voting power (except that any amendment to the indemnification provisions set forth in the bylaws shall require the affirmative vote of two-thirds of the board of directors or shareholders holding 80% of the votes that all shareholders are entitled to cast).

The authority to amend or appeal Waypoint’s bylaws is vested in Waypoint’s board of directors, subject to the power of the shareholders of Waypoint to change such actions by the affirmative vote of shareholders holding at least 75% of the voting power.

Mandatory Tender Offer Provision

Sovereign’s articles of incorporation provide that any person or entity acquiring Sovereign capital stock with 25% or more of Sovereign’s total voting power is required to offer to purchase, for cash, all shares of Sovereign’s voting stock, at a price per share equal to the highest price paid by such person for each respective class of Sovereign’s voting stock within the preceding twelve months. The Pennsylvania Business Corporation Law of 1988 also provides that following any acquisition by a person or group of more than 20% of a publicly-held corporation’s voting stock, the remaining shareholders have the right to receive payment, in cash, for their shares from such person or group of an amount equal to the “fair value” of their shares, including a proportionate amount for any control premium.

Neither Waypoint’s articles of incorporation nor its bylaws provide similar rights. However, because Waypoint is a Pennsylvania corporation, the provision described above from the Pennsylvania Business Corporation Law of 1988 also applies to Waypoint.

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Antitakeover Provisions

Sovereign is subject to some, but not all, and Waypoint is subject to all, of various provisions of the Pennsylvania Business Corporation Law of 1988 which are triggered, in general, if any person or group acquires, or discloses an intent to acquire, 20% or more of the voting power of a covered corporation, other than pursuant to a registered firm commitment underwriting or, in certain cases, pursuant to the approving vote of the board of directors. The relevant provisions are contained in Subchapters 25E-H of the Pennsylvania Business Corporation Law of 1988.

Subchapter 25E of the Pennsylvania Business Corporation Law of 1988 (relating to control transactions) provides that if any person or group acquires 20% or more of the voting power of a covered corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium.

Subchapter 25F of the Pennsylvania Business Corporation Law of 1988 (relating to business combinations) delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and the corporation. The term “business combination” is defined broadly to include various transactions utilizing a corporation’s assets for purchase price amortization or refinancing purposes. For this purpose, an “interested shareholder” is defined generally as the beneficial owner of at least 20% of a corporation’s voting shares.

Subchapter 25G of the Pennsylvania Business Corporation Law of 1988 (relating to control share acquisitions) prevents a person who has acquired 20% or more of the voting power of a covered corporation from voting such shares unless the “disinterested” shareholders approve such voting rights. Failure to obtain such approval exposes the owner to the risk of a forced sale of the shares to the issuer. Even if shareholder approval is obtained, the corporation is also subject to Subchapters 25I and J of the Pennsylvania Business Corporation Law of 1988. Subchapter 25I provides for a minimum severance payment to certain employees terminated within two years of the approval. Subchapter 25J prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

Subchapter 25H of the Pennsylvania Business Corporation Law of 1988 (relating to disgorgement) applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation or (ii) a person or group acquires (or publicly discloses an offer or intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation by the person or group during the 18-month period belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

Subchapters 25E-H of the Pennsylvania Business Corporation Law of 1988 contain a wide variety of transactional and status exemptions, exclusions and safe harbors. As permitted under the Pennsylvania Business Corporation Law of 1988, Sovereign has opted out of the provisions of Subchapters 25G and H but is subject to the provisions of Subchapters 25E and F. Such action can be reversed under certain circumstances.

In addition, the fiduciary duty standards applicable to the board of directors of Sovereign under the Pennsylvania Business Corporation Law of 1988, and certain provisions of Sovereign’s articles of incorporation and bylaws may have the effect of deterring or discouraging, among other things, a nonnegotiated tender or exchange offer for Sovereign stock, a proxy contest for control of Sovereign, the assumption of control of Sovereign by a holder of a large block of Sovereign’s stock and the removal of Sovereign’s management. See “DESCRIPTION OF SOVEREIGN CAPITAL SECURITIES — Special Charter and Pennsylvania Corporate Law Provisions” on page 93.

Pennsylvania has adopted a “business combination” statute. Under this statute, a Pennsylvania corporation such as Waypoint is generally prohibited from engaging in a business combination with an “interested shareholder” for a three-year period following the time when the shareholder became an interested shareholder, unless:

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•	the board of directors approved the business combination or transaction before the shareholder became an interested shareholder;

•
upon becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation (excluding shares held by certain affiliates of the corporation and shares owned by employee stock option plans in which the participants cannot determine confidentially whether or not the shares would be tendered in response to a tender or an exchange offer); or

•	the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder vote to approve the transaction at a meeting.

Except as specified by law, an interested shareholder includes any person who is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•
an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of any such person.

The statute permits a Pennsylvania corporation to elect not to be governed by its provisions by including in its articles of incorporation or bylaws a provision pursuant to which the corporation “opts out” of the statute. Waypoint has not expressly opted out of the statute.

ADJOURNMENT

In the event that we do not have sufficient votes for a quorum or to approve the merger agreement at the special meeting, we intend to adjourn the meeting to permit further solicitation of proxies. We can only use proxies received by Waypoint at the time of the special meeting to vote for adjournment, if necessary, by submitting the question of adjournment to you as a separate matter for consideration.

The board of directors recommends that you vote your proxy in favor of the adjournment proposal so that your proxy may be used to vote for an adjournment if necessary. If you properly executed your proxy, we will consider that you voted in favor of the adjournment proposal unless your proxy indicates otherwise. However, no proxy with instructions to vote against the merger agreement will be voted in favor of the adjournment of the special meeting. If we adjourn the special meeting, (1) we will give notice of the time and place of the adjourned meeting by an announcement of such time and place at the special meeting and by press release or other similar public announcement and (2) we expect that the adjourned meeting will be held at such time as will permit us to complete the transaction prior to January 31, 2005.

EXPERTS

The consolidated financial statements of Sovereign included in Sovereign’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included in Sovereign’s Annual Report and incorporated by reference into this document. Such consolidated financial statements are incorporated by reference into this document in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Waypoint Financial Corp. as of December 31, 2003 and 2002, and for each of the years then ended, have been incorporated by reference into this document in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference into this document, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 and 2002 financial statements refers to a change in the method of accounting for goodwill.

The consolidated financial statements of Waypoint Financial Corp. and subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 10 to

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the December 31, 2003 consolidated financial statements incorporated by reference into this document, the 2001 consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. As described in note 24 to the December 31, 2003 consolidated financial statements incorporated by reference into this document, the 2001 consolidated financial statements have also been restated. KPMG LLP audited the disclosures and adjustments described in Notes 10 and 24 to the December 31, 2003 consolidated financial statements incorporated by reference into this document that were applied to restate the consolidated financial statements for the year ended December 31, 2001. However, KPMG LLP was not engaged to audit, review, or apply any procedures to the consolidated financial statements of Waypoint Financial Corp. and subsidiaries for the year ended December 31, 2001 other than with respect to such disclosures and adjustments.

LEGAL MATTERS

Stevens & Lee will deliver to Sovereign an opinion regarding certain federal income tax consequences of the transaction. Stevens & Lee and its attorneys own an aggregate of approximately 350,000 shares of Sovereign common stock.

Rhoads & Sinon LLP will deliver to Waypoint an opinion regarding certain federal income tax consequences of the transaction.

OTHER MATTERS

As of the date of this document, the board of directors of Waypoint knows of no matters which will be presented for consideration at the special meeting other than matters described in this document. However, if any other matters shall come before the special meeting or any adjournments, the forms of proxy will confer discretionary authority to the individuals named as proxies to vote the shares represented by the proxy on any such matters.

SHAREHOLDER PROPOSALS

Waypoint will hold an annual meeting of shareholders in 2005 only if the transaction is not completed. In the event the transaction is not completed and the 2005 annual meeting of shareholders is held, in order to submit a proposal to be considered for inclusion in Waypoint’s proxy materials relating to such meeting, you must deliver your proposal in writing to the Secretary of Waypoint at its principal executive offices in Harrisburg, Pennsylvania, no later than December 21, 2004.

WHERE YOU CAN FIND MORE INFORMATION

Sovereign and Waypoint are subject to the informational requirements of the Securities Exchange Act of 1934, and file reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information that we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s Regional Offices in Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of each of Waypoint and Sovereign are also available on the SEC’s Internet site at http://www.sec.gov.

Sovereign filed a Registration Statement on Form S-4 (No. 333-117688) to register with the SEC the Sovereign common stock issuable to Waypoint shareholders in the transaction. This document is a part of that registration statement and constitutes a prospectus of Sovereign in addition to being a proxy statement of Waypoint for the special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

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INCORPORATION BY REFERENCE

Some of the information that you should consider in deciding how to vote with respect to the merger is not physically included in this document, but rather is “incorporated by reference” to documents that have been filed by us with the SEC. The information that is incorporated by reference consists of:

Documents filed by Sovereign (SEC File No. 0-16533):

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004 and June 30, 2004;

•
Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 28, 2004, March 11, 2004, April 13, 2004, July 23, 2004, August 24, 2004, August 27, 2004, October 15, 2004 and October 21, 2004; and

•
the description of the Sovereign common stock contained in Sovereign’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on July 3, 2001 pursuant to the Securities Exchange Act, and any amendments or reports filed for the purpose of updating such registration statement.

Documents filed by Waypoint (SEC File No. 0-22399):

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Annual Report on Form 10-K/A for the year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004 and June 30, 2004;

•	Current Reports on Form 8-K filed with the SEC on March 11, 2004, July 29, 2004 and October 22, 2004; and

•
the description of the Waypoint common stock contained in Waypoint’s Registration Statement on Form S-1 filed with the SEC on June 23, 2000, as amended on August 14, 2000 and September 21, 2000 pursuant to the Securities Exchange Act of 1934, as amended, including any amendment thereto or report filed under the Exchange Act for the purpose of updating such description.

All documents filed by either of us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this document and prior to the election date (which is two business days prior to the closing of the transaction) also are incorporated by reference into this document and will be deemed to be a part of this document from the date of filing of such documents.

Any statement contained in a document that is incorporated by reference will be deemed to be modified or superseded for all purposes to the extent that a statement contained in this document (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement.

We may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this document. Waypoint shareholders may obtain documents incorporated by reference in this document, with respect to Sovereign, by requesting them in writing or by telephone from: Sovereign Bancorp, Inc., 1130 Berkshire Boulevard, Wyomissing, PA 19610, Attention: Stacey Weikel, Senior Vice President, Investor Relations (telephone number (800) 628-2673, and with respect to Waypoint, by requesting them in writing or by telephone from: Waypoint Financial Corp., Attention: Richard C. Ruben, Executive Vice President and Corporate Secretary (telephone number (717) 909-2251). In order to ensure timely delivery of such documents, any request should be made by December 10, 2004.

All information contained or incorporated by reference in this document relating to Sovereign and its subsidiaries has been supplied by Sovereign. All information contained or incorporated by reference in this proxy statement/prospectus relating to Waypoint and its subsidiaries has been supplied by Waypoint.

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ANNEX A

AGREEMENT AND PLAN OF MERGER

between

SOVEREIGN BANCORP, INC.

and

WAYPOINT FINANCIAL CORP

March 8, 2004

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i

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ii

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of March 8, 2004, is made between SOVEREIGN BANCORP, INC. (“Sovereign”), a Pennsylvania corporation, having its principal place of business in Philadelphia, Pennsylvania, and WAYPOINT FINANCIAL CORP. (“Waypoint”), a Pennsylvania corporation, having its principal place of business in Harrisburg, Pennsylvania.

BACKGROUND

1.  Sovereign and Waypoint desire for Waypoint to merge with and into Sovereign, with Sovereign surviving such merger, in accordance with the laws of the Commonwealth of Pennsylvania and the plan of merger set forth herein.

2.  The Boards of Directors of Sovereign and Waypoint have each determined that it is advisable and in the best interests of their respective companies for Waypoint to merge with and into Sovereign, subject to the terms and conditions set forth herein.

3.  It is the intention of the parties to this Agreement (as hereinafter defined) that the Merger provided for herein be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code.

4.  Subject to the terms of this Agreement, at or prior to the execution and delivery of this Agreement, (a) each director and each executive officer of Waypoint has executed in favor of Sovereign, a letter agreement dated as of March 8, 2004, in the form attached hereto as Exhibit 1, and (b) Waypoint has concurrently granted to Sovereign an option (the “Sovereign Option”) to acquire, under certain circumstances, Waypoint Common Stock (as hereinafter defined) pursuant to a Stock Option Agreement between Sovereign and Waypoint, dated as of March 8, 2004, attached hereto as Exhibit 2.

5.  Sovereign desires to merge Waypoint Bank (“Waypoint Bank”), a federal savings bank and a wholly-owned subsidiary of Waypoint, into and with Sovereign Bank, a federal savings bank and a wholly-owned subsidiary of Sovereign (“Sovereign Bank”), with Sovereign Bank surviving such merger in accordance with the Bank Plan of Merger (as hereinafter defined).

6.  Sovereign and Waypoint desire to provide the terms and conditions governing the transactions contemplated herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I
THE MERGERS

Section 1.01  Definitions.     As used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

Acquisition Transaction shall mean one of the following transactions with a party other than Sovereign or an affiliate of Sovereign: (i) a merger or consolidation, or any similar transaction, involving Waypoint or a Waypoint Subsidiary, (ii) a purchase, lease or other acquisition of all or a substantial portion of the assets or liabilities of Waypoint or a Waypoint Subsidiary or (iii) a purchase or other acquisition (including by way of share exchange, tender offer, exchange offer or otherwise) of 15% or more of any class or series of equity securities of Waypoint or a Waypoint Subsidiary (for purposes of Section 4.06) or 50% or more of any class or series of equity securities of Waypoint or a Waypoint Subsidiary (for purposes of Section 6.02(c)).

Affiliate means, with respect to any Person, any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and,

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without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

Aggregate Cash Election Share Number has the meaning given that term in Section 1.02(f)(vii).

Aggregate Stock Election Share Number has the meaning given that term in Section 1.02(f)(v).

Agreement means this agreement, and any amendment or supplement hereto.

Applications means the applications for regulatory approval which are required by the transactions contemplated hereby.

Articles of Merger means the articles of merger to be executed by Sovereign and Waypoint and to be filed in the PDS in accordance with the laws of the Commonwealth of Pennsylvania.

Bank Holding Company Act means the Bank Holding Company Act of 1956, as amended.

Bank Merger means the merger of Waypoint Bank with and into Sovereign Bank, with Sovereign Bank surviving such merger, as contemplated by Section 1.03 of this Agreement.

Bank Plan of Merger has the meaning given to that term in Section 1.03 of this Agreement.

BCL means the Pennsylvania Business corporation law of 1988, as amended.

Benefits Schedule means the employee benefits schedule included as part of the Waypoint Disclosure Schedule, including without limitation, those Waypoint Disclosure Schedules applicable to Sections 2.08 and 2.12 of this Agreement.

Break-Up Election Notice has the meaning given that term in Section 6.02(c).

Business Day means any day other than (i) a Saturday or Sunday, or (ii) a day on which Sovereign is authorized or obligated by law or executive order to close.

Cash Consideration has the meaning given that term in Section 1.02(f)(iii).

Cash Election has the meaning given that term in Section 1.02(f)(vi).

Cash Election Number shall have the meaning given that term in Section 1.02(f)(vi).

Cash Election Shares has the meaning given that term in Section 1.02(f)(vii).

Cash Proration Factor has the meaning given that term in Section 1.02(f)(vii).

Cause has the meaning given that term in Section 4.11(d).

Closing Date means the date determined by Sovereign, in its sole discretion, upon five (5) days prior written notice to Waypoint, but in no event later than January 31, 2005, or such other date as Sovereign and Waypoint shall agree.

Derivatives Contract has the meaning given that term in Section 2.22.

Determination Date has the meaning given that term in Section 6.01(e).

Distribution Date has the meaning given that term in Section 4.13.

Effective Date means the date specified in the Articles of Merger which shall be the same as the Closing Date.

Effective Time means the time specified in the Articles of Merger for the effectiveness of the Merger or, if no such time is specified, the time of filing the Articles of Merger.

Election shall have the meaning given that term in Section 1.02(f)(viii).

Election Date shall have the meaning given that term in Section 1.02(g)(ii).

Environmental Law means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with

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any Regulatory Authority relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component.

ERISA means the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

Exchange Agent has the meaning given that term in Section 1.02(g)(i).

Exchange Fund has the meaning given that term in Section 1.02(i)(i)

Exchange Ratio has the meaning given to such term in Section 1.02(f)(iii).

Expenses has the meaning given that term in Section 6.02(b).

FDIA means the Federal Deposit Insurance Act, as amended.

FDIA Limitations has the meaning given that term in Section 2.03(a).

FDIC means the Federal Deposit Insurance Corporation.

Federal Reserve Board means the Board of Governors of the Federal Reserve System.

Form of Election has the meaning given that term in Section 1.02(g)(ii).

GAAP means generally accepted accounting principles as in effect at the relevant date.

Governmental Authority means any United States or foreign, federal, state or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designated to act for or on behalf of the foregoing.

HOLA means the Home Owners’ Loan Act of 1933, as amended.

IRC means the Internal Revenue Code of 1986, as amended.

IRS means the Internal Revenue Service.

Indemnified Liabilities has the meaning given that term in Section 4.05(a).

Indemnified Parties has the meaning given that term in Section 4.05(a).

Indemnified Party has the meaning given that term in Section 4.05(a).

Indemnifying Party has the meaning given that term in Section 4.05(a).

Index Group has the meaning given that term in Section 6.01(e).

Index Price has the meaning given that term in Section 6.01(e).

Labor and Employment Law means any federal, state, local, or foreign law, statute, ordinance, executive order, rule, regulation, code, consent, order, judgment, decree, injunction or any agreement with any regulatory authority relating to (i) employment discrimination or affirmative action, (ii) labor relations, (iii) employee compensation or benefits, (iv) safety and health, (v) wrongful or retaliatory discharge, and/or (vi) any other aspect of the employment relationship. Such laws shall include, but not be limited to, Title VII of the Civil Rights Act of 1964 as amended, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Family and Medical Leave Act, the Employee Retirement Income Security Act, the Occupational Safety and Health Act, the Fair Labor Standards Act, the Fair Credit Collection Act, the Worker Adjustment and Retraining Notification Act, Executive Order

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11246, the Employee Polygraph Protection Act, the Equal Pay Act, the National Labor Relations Act, the Older Worker Benefit Protection Act, the Rehabilitation Act, the Vietnam Era Veterans Readjustment Assistance Act, as well as any and all state fair employment practices laws, any and all state labor relations laws, any and all state wage and hour laws, any and all state wage payment and collection laws, any and all state statutes regarding wrongful or retaliatory discharge, and federal and state common law regarding employment discrimination or affirmative action, labor relations, employee compensation or benefits, safety and health and/or wrongful or retaliatory discharge and/or related tort claims.

Material Adverse Effect shall mean, with respect to Sovereign or Waypoint, respectively, any effect which is material and adverse to its assets, financial condition or results of operations on a consolidated basis taken as a whole provided, however, that Material Adverse Effect shall not be deemed to include (i) any change resulting from a change in interest rates generally, (ii) any change occurring after the date hereof in any federal or state law, rule or regulation (or in any interpretation of the foregoing) or in GAAP or applicable regulatory accounting principles, which change affects banking institutions (or their holding companies) generally, (iii) changes in general economic, legal, regulatory or political conditions affecting banking institutions (or their holding companies) generally, (iv) changes resulting from the announcement contemplated by this Agreement or the announcement, after the date of execution hereof, of another transaction or transactions by Sovereign, (v) reasonable expenses (plus reasonable legal fees, costs and expenses relating to any litigation) arising as a result of the Merger, (vi) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger and the costs associated with Section 4.11 hereof incurred in connection with this Agreement and the transactions contemplated hereby, (vii) actions or omissions of a party (or any of its Subsidiaries) taken with the prior written consent of the other party in furtherance of the transactions contemplated hereby (including without limitation any actions taken by Waypoint pursuant to Section 4.09(a)(vii) of this Agreement) or otherwise permitted to be taken by the other party under this Agreement, (viii) the ability of such party to complete the transactions contemplated by this Agreement on a timely basis at any time prior to January 31, 2005, and (ix) any effect with respect to a party hereto caused, in whole or in substantial part, by the other party.

Maximum Amount has the meaning given that term in Section 4.05(b).

Merger means the merger of Waypoint with and into Sovereign, with Sovereign surviving such merger, as contemplated by this Agreement.

Merger Consideration means the Cash Consideration or the Stock Consideration, as applicable.

Mixed Election has the meaning given that term in Section 1.02(f)(viii).

Nasdaq means the Nasdaq Stock Market, Inc.

Non-Election Shares has the meaning given that term in Section 1.02(g)(v).

NYSE means the New York Stock Exchange.

OTS means the Office of Thrift Supervision.

PDS means the Department of State of the Commonwealth of Pennsylvania.

Person means any individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, association, trust or “group” (as that term is defined in Section 13(d)(3) of the Exchange Act).

Prospectus/Proxy Statement means the joint prospectus/proxy statement, together with any supplements thereto, to be transmitted to holders of Waypoint Common Stock in connection with the transaction contemplated by this Agreement.

Quarterly Per Share Dividend Amount has the meaning given to that term in Section 4.01(a)(ii).

Registration Statement means the registration statement on Form S-4, including any pre-effective or post-effective amendments or supplements thereto, as filed with the SEC under the Securities Act with

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respect to the Sovereign Common Stock and Sovereign Stock Purchase Rights to be issued in connection with the transactions contemplated by this Agreement.

Regulatory Agreement has the meaning given to that term in Section 2.11 and 3.10 of this Agreement.

Regulatory Authority means any banking agency or department of any federal or state government, including without limitation the OTS, the Federal Reserve Board, the FDIC, or the respective staffs thereof.

Rights means warrants, options, rights, convertible securities and other capital stock equivalents which obligate an entity to issue its securities.

Ryan Beck has the meaning given that term in Section 2.13.

SEC means the Securities and Exchange Commission.

Securities Act means the Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

Securities Documents means all registration statements, schedules, statements, forms, reports, proxy materials, and other documents required to be filed under the Securities Laws.

Securities Laws means the Securities Act and the Exchange Act and the rules and regulations promulgated from time to time thereunder.

Sovereign has the meaning given that term in the Recitals hereto.

Sovereign Bank has the meaning given that term in the Recitals hereto.

Sovereign Common Stock has the meaning given to that term in Section 3.02(a) of this Agreement.

Sovereign Disclosure Schedule means a disclosure schedule delivered by Sovereign to Waypoint pursuant to this Agreement.

Sovereign ESOP has the meaning given that term in Section 4.11(a)(i).

Sovereign Financials means (i) the audited consolidated financial statements of Sovereign as of December 31, 2002 and for the three years ended December 31, 2002, including the notes thereto, (ii) the unaudited interim consolidated financial statements of Sovereign as of each calendar quarter thereafter included in Securities Documents filed by Sovereign, including the notes thereto, in the case of each of (i) and (ii) as included in the Sovereign Securities Documents, and (iii) the unaudited consolidated financial statements of Sovereign as of and for the year ended December 31, 2003, including the notes thereto.

Sovereign 401(k) Plan has the meaning given that term in Section 4.11(a)(ii).

Sovereign Market Price means, as of any date, the closing sales price of a share of Sovereign Common Stock, as reported on the NYSE.

Sovereign Market Value means, as of any date, the average of the Sovereign Market Prices for the ten (10) consecutive trading days ending on the trading day preceding the date as of which the Sovereign Market Value is determined.

Sovereign Option means the option referenced in the recitals to this Agreement granted to Sovereign by Waypoint to acquire such number of shares of Waypoint Common Stock as shall equal 19.9% of the shares of Waypoint Common Stock outstanding before giving effect to the exercise of such option.

Sovereign Ratio has the meaning given that term in Section 6.01(e).

Sovereign Regulatory Agreement has the meaning given that term in Section 3.20.

Sovereign Regulatory Reports means the annual reports of Sovereign or Sovereign Bank, as the case may be, filed with the OTS from December 31, 2002 through the Closing Date.

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Sovereign Rights Agreement means the Rights Agreement dated as of September 19, 1989, as amended September 27, 1995, and as further amended and restated June 21, 2001, between Sovereign and Mellon Investor Services LLC, as rights agent, relating to Sovereign’s Series A Junior Participating Preferred Stock.

Sovereign Stock Purchase Rights means Rights to purchase a unit of Sovereign’s Series A Junior Participating Preferred Stock in accordance with the terms of the Sovereign Rights Agreement.

Sovereign Subsidiaries means (i) any corporation, 50% or more of the capital stock or equity interests of which are owned, either directly or indirectly, by Sovereign, except any corporation the stock of which is held in the ordinary course of the lending activities of a bank, (ii) Sovereign Bank and (iii) Sovereign Capital Trust I, Sovereign Capital Trust III and Sovereign Capital Trust IV and any similar entity sponsored or created by Sovereign.

Starting Date has the meaning given that term in Section 6.01(e).

Stock Consideration shall have the meaning given that term in Section 1.02(f)(iii).

Stock Election shall have the meaning given that term in Section 1.02(f)(iv).

Stock Election Number has the meaning given that term in Section 1.02(f)(iv).

Stock Election Shares shall have the meaning given that term in Section 1.02(f)(v).

Stock Proration Factor shall have the meaning given that term in Section 1.02(f)(v).

Subsidiary means any corporation, 50% or more of the capital stock of which is owned, either directly or indirectly, by another entity, except any corporation the stock of which is held in the ordinary course of the lending activities of a bank.

Surviving Corporation has the meaning given to that term in Section 1.02(b).

Takeover Laws has the meaning given to that term in Section 2.20.

Termination Fee has the meaning given that term in Section 6.02(c).

USA Patriot Act has the meaning give that term in Section 2.23.

Waypoint has the meaning given that term in the Recitals hereto.

Waypoint Bank has the meaning given that term in the Recitals hereto.

Waypoint Bank Board Designee has the meaning given that term in Section 1.02(e)(iii).

Waypoint Bank Common Stock has the meaning given that term in Section 2.02(b).

Waypoint Certificates has the meaning given to that term in Section 1.02(g)(ii).

Waypoint Common Stock means the common stock of Waypoint described in Section 2.02(a).

Waypoint Director has the meaning given that term in Section 1.02(e)(iii).

Waypoint Disclosure Schedule means a disclosure schedule delivered by Waypoint to Sovereign pursuant to this Agreement.

Waypoint Financials means (i) the audited consolidated financial statements of Waypoint as of December 31, 2002 and for the three years ended December 31, 2002, including the notes thereto, (ii) the unaudited interim consolidated financial statements of Waypoint as of each calendar quarter thereafter included in Securities Documents filed by Waypoint, including the notes thereto, in the case of each of (i) and (ii) above, included in the Waypoint Securities Documents, and (iii) the unaudited consolidated financial statements of Waypoint as of and for the year ended December 31, 2003, including the notes thereto.

Waypoint 401(k) Plan has the meaning given that term in Section 4.11(a)(iii).

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Waypoint Option has the meaning given that term in Section 1.02(h)(i).

Waypoint Preferred Stock has the meaning given that term in Section 2.02(a).

Waypoint Regulatory Agreement has the meaning given that term in Section 2.26.

Waypoint Regulatory Reports means the annual or quarterly reports, and accompanying schedules, of Waypoint or Waypoint Bank, filed with the OTS, Federal Reserve Board, or the FDIC from December 31, 2002 through the Closing Date.

Waypoint Special Severance Policy means the Special Waypoint Bank Severance Policy In Connection With Sovereign Merger, as more fully described in Section 4.11(d).

Waypoint Stock Option Plans means the stock option plans of Waypoint identified on the Waypoint Securities Documents that have not terminated.

Waypoint Subsidiary means (i) Waypoint Bank, (ii) any corporation or business trust, 50% or more of the capital stock or equity interests of which are owned, either directly or indirectly, by Waypoint, except any corporation the stock of which is held in the ordinary course of the lending activities of Waypoint Bank and (iii) those subsidiaries listed in the Waypoint Disclosure Schedule.

Section 1.02  The Merger.

(a)  Closing.     The closing will take place on the Closing Date at such time and place as are agreed to by the parties hereto; provided, in any case, that all conditions to closing set forth in Article V (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the closing) have been satisfied or waived at or prior to the Closing Date. On the Closing Date, Sovereign and Waypoint shall cause the Articles of Merger to be duly executed and filed with the PDS.

(b)  The Merger.     Subject to the terms and conditions of this Agreement, on the Effective Date: Waypoint shall merge with and into Sovereign; the separate corporate existence of Waypoint shall cease; Sovereign shall be the Surviving Corporation in the Merger (Sovereign, as the surviving corporation in the Merger, is sometimes referred to herein as the “Surviving Corporation”); and all of the property (real, personal and mixed), rights, powers, privileges, franchises, and duties and obligations of Waypoint shall be taken and deemed to be transferred to and vested in Sovereign, as the Surviving Corporation in the Merger, without further act or deed; all debts, liabilities, obligations, restrictions, disabilities and duties of each of Waypoint and Sovereign shall thereafter be the responsibility of Sovereign; all in accordance with the applicable laws of the Commonwealth of Pennsylvania.

(c)  Change to Structure of Merger.     The parties may at any time change the method of effecting the combination (including by providing for the merger of Waypoint and a wholly owned subsidiary of Sovereign) if and to the extent requested by either party and consented to by the other party (such consent not to be unreasonably withheld);provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration, (ii) adversely affect the Tax treatment of Waypoint’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement or (iii) materially impede or delay completion of the transactions contemplated by this Agreement.

(d)  Sovereign’s Articles of Incorporation and Bylaws.     On and after the Effective Date, the articles of incorporation and bylaws of Sovereign, as in effect immediately prior to the Effective Date, shall automatically be and remain the articles of incorporation and bylaws of Sovereign, as the Surviving Corporation in the Merger, until thereafter altered, amended or repealed.

(e)  Board of Directors and Officers of Sovereign and Sovereign Bank.

(i)  On the Effective Date, the Board of Directors of Sovereign, as the Surviving Corporation, shall consist of those persons holding such office immediately prior to the Effective Date.

(ii)  On the Effective Date, the officers of Sovereign duly elected and holding office immediately prior to the Effective Date shall be the officers of Sovereign, as the Surviving Corporation in the Merger, existing on the Effective Date.

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(iii)  On the effective date of the Bank Merger, the Board of Directors of Sovereign Bank, as the surviving institution in the Bank Merger, shall consist of (A) those persons holding such office immediately prior to such effective date, and (B) one (1) additional person designated by Waypoint prior to the date of mailing the Proxy Statement/Prospectus who is presently a member of Waypoint’s Board of Directors (each current member of Waypoint’s Board of Directors is referred to herein as a “Waypoint Director”) and who is acceptable to Sovereign (the “Waypoint Bank Board Designee”). Sovereign shall cause the Waypoint Bank Board Designee to be appointed as a director of Sovereign Bank effective as of the effective date of the Bank Merger to hold office until the 2005 annual reorganization meeting of the Board of Directors of Sovereign Bank. Sovereign agrees to cause the Waypoint Bank Board Designee, or a replacement Waypoint Director, to be renominated as a director of Sovereign Bank for election at the 2006 and 2007 annual reorganization meetings of the Board of Directors of Sovereign Bank, and agrees to vote its shares of Sovereign Bank in favor of such election at such meetings. In the event that the Waypoint Bank Board Designee is unable or unwilling to serve or is reasonably unacceptable to Sovereign, a replacement Waypoint Board Designee shall be substituted for such Designee.

(iv)  On the effective date of the Bank Merger, the officers of Sovereign Bank duly elected and holding office immediately prior to such effective date shall be the officers of Sovereign Bank, as the surviving institution in the Bank Merger.

(f)  Effect on Shares.     At the Effective Time, by virtue of the Merger and without any action on the part of Sovereign, Waypoint or the holders of any of the following securities, the following shall occur:

(i)  Cancellation of Certain Common Stock.     Each share of Waypoint Common Stock which is owned by Sovereign, Waypoint or any of their Subsidiaries (other than shares that are held in trust, managed, custodial or nominee accounts and the like and which are beneficially owned by third parties) shall be canceled and cease to be issued and outstanding, and no consideration shall be delivered therefor.

(ii)  Certain Sovereign Common Stock Not Affected.     Each issued and outstanding share of Sovereign Common Stock shall, at and after the Effective Time, continue to be issued and outstanding as an identical share of Sovereign Common Stock.

(iii)  Conversion of Waypoint Common Stock.     Each share of Waypoint Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 1.02(f)(i)) shall be, based on the election procedures set forth below, converted into the right to receive (A) $28.00 in cash (the “Cash Consideration”) or (B) 1.262 validly issued, fully paid and nonassessable shares of Sovereign Common Stock (the “Stock Consideration”) (the “Exchange Ratio”), plus such additional consideration, if any, provided by Section 1.02(f)(xi).

(iv)  Stock Election.     Subject to the immediately following sentence, each record holder of Waypoint Common Stock, determined pursuant to Section 1.02(g), shall be entitled to elect to receive shares of Sovereign Common Stock for such holder’s shares of Waypoint Common Stock (a “Stock Election”). Notwithstanding the foregoing, the number of shares of Waypoint Common Stock to be converted into the right to receive Sovereign Common Stock at the Effective Time will be equal to 70% of the total number of shares of Waypoint Common Stock issued and outstanding as of the close of business on the second trading day prior to the Effective Time (excluding for this purpose shares to be canceled pursuant to Section 1.02(f)(i)) (the “Stock Election Number”).

(v)  Stock Election Shares.     As used herein, the term “Stock Election Shares” means shares of Waypoint Common Stock for which a Stock Election has been made and the term “Aggregate Stock Election Share Number” means the aggregate number of shares of Waypoint Common Stock covered by Stock Elections. If the Aggregate Stock Election Share Number exceeds the Stock Election Number, each Stock Election Share shall be converted into the right to receive shares of Sovereign Common Stock or cash in the following manner:

(A)  a proration factor (the “Stock Proration Factor”) shall be determined by dividing the Stock Election Number by the Aggregate Stock Election Share Number;

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(B)  the number of Stock Election Shares covered by each Stock Election that will be converted into the right to receive the Stock Consideration shall be determined by multiplying the Stock Proration Factor by the total number of shares of Waypoint Common Stock covered by such Stock Election; and

(C)  each Stock Election Share other than Stock Election Shares converted into the right to receive Sovereign Common Stock in accordance with Section 1.02(f)(v)(B) above shall be converted into the right to receive the Cash Consideration.

(vi)  Cash Election.     Subject to the immediately following sentence, each record holder of shares of Waypoint Common Stock, determined pursuant to Section 1.02(g), shall be entitled to elect to receive Cash Consideration for such holder’s shares of Waypoint Common Stock (a “Cash Election”). Notwithstanding the foregoing, the number of shares of Waypoint Common Stock to be converted into the right to receive cash at the Effective Time will be equal to 30% of the total number of shares of Waypoint Common Stock issued and outstanding as of the close of business on the second trading day prior to the Effective Time, minus the aggregate number of shares with respect to which cash is paid in lieu of fractional shares pursuant to Section 1.02(f)(x) (the “Cash Election Number”).

(vii)  Cash Election Shares.     As used herein, the term “Cash Election Shares” means the shares of Waypoint Common Stock for which a Cash Election has been made and the term “Aggregate Cash Election Share Number” means the aggregate number of shares of Waypoint Common Stock covered by Cash Elections. If the Aggregate Cash Election Share Number exceeds the Cash Election Number, each Cash Election Share shall be converted into the right to receive cash or Sovereign Common Stock in the following manner:

(A)  a proration factor (the “Cash Proration Factor”) shall be determined by dividing the Cash Election Number by the Aggregate Cash Election Share Number;

(B)  the number of Cash Election Shares covered by each Cash Election that will be converted into the right to receive Cash Consideration shall be determined by multiplying the Cash Proration Factor by the total number of shares of Waypoint Common Stock covered by such Cash Election; and

(C)  each Cash Election Share other than those shares converted into the right to receive cash in accordance with Section 1.02(f)(vii)(B) shall be converted into the right to receive the Stock Consideration.

(viii)  Mixed Election.     Subject to the immediately following sentence, each record holder of shares of Waypoint Common Stock immediately prior to the Effective Time shall be entitled to elect to receive shares of Sovereign Common Stock for part of such holder’s shares of Waypoint Common Stock and cash for the remaining part of such holder’s shares of Waypoint Common Stock (the “Mixed Election” and, collectively with Stock Election and Cash Election, the “Election”). With respect to each holder of Waypoint Common Stock who makes a Mixed Election, the shares of Waypoint Common Stock such holder elects to be converted into the right to receive the Stock Consideration shall be treated as Stock Election Shares for purposes of the provisions contained in Sections 1.02(f)(iv) and (v) and the shares such holder elects to be converted into the right to receive Cash Consideration shall be treated as Cash Election Shares for purposes of the provisions contained in Sections 1.02(f)(vi) and (vii).

(ix)  Adjustments to Stock and Cash Consideration.     Notwithstanding anything herein to the contrary, the total Stock Consideration shall be increased and the total Cash Consideration shall be decreased if, but only to the extent, necessary to secure the tax opinions required by Sections 5.01(i) and 5.02(i).

(x)  Cash in Lieu of Fractional Shares.     Notwithstanding anything herein to the contrary, no fraction of a whole share of Sovereign Common Stock and no scrip or certificate therefore shall be issued in connection with the Merger. Any former Waypoint shareholder who would otherwise be entitled to receive a fraction of a share of Sovereign Common Stock shall receive, in lieu thereof, cash

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in an amount equal to such fraction multiplied by the Sovereign Market Value on the last trading day immediately preceding the Effective Date.

(xi)  Additional Consideration for Stock Election Shares in Certain Cases.     In the event that Waypoint delivers to Sovereign a written notice of termination under Section 6.01(d) and thereafter Sovereign delivers a written notice indicating that it intends to proceed with the Merger by paying additional consideration, then each Stock Election Share shall be converted into the right to receive a number of shares of Sovereign Common Stock plus cash (if any) equal in value to $25.20. For purposes of the preceding sentence, (A) the number of shares of Sovereign Common Stock payable shall not be less than the number of shares set forth in Clause (B) of Section 1.02(f)(iii), (B) shares of Sovereign Common Stock paid shall be valued at the Sovereign Market Value as of the close of business on the Determination Date, and (C) the determination to pay additional shares of Sovereign Common Stock, cash or a combination of both shall be made at Sovereign’s sole discretion; provided, however, that in no event shall the aggregate number of shares of Sovereign Common Stock payable in the Merger pursuant to this Section 1.02(f)(xi) be less than a number of shares necessary for Waypoint and Sovereign to secure the opinions described in Section 5.01(i) and Section 5.02(i), respectively.

(g)  Form of Election.

(i)  Prior to the Effective Time, Sovereign shall appoint Mellon Shareholder Services, LLC, or some other entity selected by Sovereign subject to the approval of Waypoint (which approval shall not be unreasonably withheld or delayed), as the exchange and paying agent (the “Exchange Agent”) for the payment and exchange of the Cash and Stock Consideration.

(ii)  Sovereign shall prepare a form of election (the “Form of Election”) subject to the approval of Waypoint (which approval shall not be unreasonably withheld or delayed) to be mailed by the Exchange Agent to the record holders of Waypoint Common Stock not more than 60 Business Days or less than 20 Business Days prior to the Election Date. The Form of Election shall be used by each record holder of shares of Waypoint Common Stock who wishes to elect to receive Sovereign Common Stock or cash for any or all shares of Waypoint Common Stock held by such holder, subject to the provisions of Section 1.02(f). The Exchange Agent shall use reasonable efforts to make the Form of Election available to all persons who become holders of Waypoint Common Stock during the period between the record date (for the mailing of the Form of Election) and the Election Date. Any holder’s election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time, on the Business Day specified in the Form of Election (or a later Business Day specified by Sovereign in a subsequent press release) (the “Election Date”, which Election Date shall be two Business Days prior to the date on which the Effective Time will occur), a Form of Election properly completed and signed and accompanied by certificates that immediately prior to the Effective Time represented issued and outstanding shares of Waypoint Common Stock (the “Waypoint Certificates”) to which such Form of Election relates, in form acceptable for transfer on the books of Waypoint (or by an appropriate guarantee of delivery of such Waypoint Certificates as set forth in such Form of Election from a firm which is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) provided that such Waypoint Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery).

(iii)  Any Form of Election may be revoked by the shareholder submitting it to the Exchange Agent only by written notice received by the Exchange Agent prior to 5:00 p.m., New York City time, on the Election Date. If a Form of Election is revoked, the Waypoint Certificate or Waypoint Certificates (or guarantees of delivery, as appropriate) for the shares of Waypoint Common Stock to which such Form of Election relates shall be promptly returned by the Exchange Agent to the shareholder of Waypoint submitting the same. In addition, in the event that the Agreement is terminated for any reason, any Waypoint Certificates in the possession of Sovereign or the Exchange Agent shall be promptly returned to the shareholder of Waypoint who submitted the Form of Election to which such Waypoint Certificates relate.

(iv)  Sovereign shall have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted or

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revoked and to disregard immaterial defects in Forms of Election. The decision of Sovereign or the Exchange Agent in such matters shall be conclusive and binding. Neither Sovereign nor the Exchange Agent shall be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. The Exchange Agent shall also make, within seven business days after the Election Date, all computations contemplated by Section 1.02(f) and all such computations shall be conclusive and binding on the holder of shares of Waypoint Common Stock.

(v)  For the purposes hereof, a holder of shares of Waypoint Common Stock who does not submit a Form of Election which is subsequently received by the Exchange Agent prior to the Election Date (the “Non-Election Shares”) shall be deemed not to have made a Cash Election, Stock Election or Mixed Election. If Sovereign or the Exchange Agent shall determine that any purported Election was not properly made, the shares subject to such improperly made Election shall be treated as Non-Election Shares. Non-Election Shares shall be treated as Cash Election Shares up to the Cash Election Number and as Stock Election Shares for any Non-Election Shares in excess of the Cash Election Number.

(h)  Stock Options.

(i)  At the Effective Time, each option to acquire Waypoint Common Stock (“Waypoint Option”) which is then outstanding whether or not exercisable, shall become fully vested and exercisable and shall cease to represent a right to acquire shares of Waypoint Common Stock and shall be converted automatically into an option to purchase shares of Sovereign Common Stock and the corresponding number of Sovereign Stock Purchase Rights, and Sovereign shall assume each Waypoint Option, in accordance with the terms of the applicable Waypoint Stock Option Plan and stock option agreement by which such option is evidenced, except that from and after the Effective Time, (A) Sovereign and its Board of Directors or a duly authorized committee thereof shall be substituted for Waypoint and Waypoint’s Board of Directors or duly authorized committee thereof administering such Waypoint Stock Option Plan, (B) each Waypoint Option assumed by Sovereign may be exercised solely for shares of Sovereign Common Stock and accompanying Sovereign Stock Purchase Rights (subject to any limited rights or cash settlement rights set forth in the applicable Waypoint Stock Option Plans or related Waypoint stock option agreements), (C) the number of shares of Sovereign Common Stock subject to such Waypoint Option shall be equal to the number of shares of Waypoint Common Stock subject to such Waypoint Option immediately prior to the Effective Time multiplied by the Exchange Ratio, provided that any fractional shares of Sovereign Common Stock resulting from such multiplication shall be rounded down to the nearest share, and (D) the per share exercise price under each such Waypoint Option shall be adjusted by dividing the per share exercise price under each such Waypoint Option by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent. Notwithstanding clauses (C) and (D) of the preceding sentence, each Waypoint Option which is an “incentive stock option” shall be adjusted as required by Section 424 of the IRC, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the IRC. Sovereign and Waypoint agree to take all necessary steps to effect the foregoing provisions of this Section 1.02(h).

(ii)  Prior to the Effective Time, Waypoint shall take or cause to be taken all actions required under Waypoint Stock Option Plans to provide for the actions set forth in paragraph (i) of this Section 1.02(h), which actions shall be reasonably satisfactory to Sovereign.

(iii)  Within 90 days after the Effective Date, Sovereign shall file a registration statement on Form S-8 (or any other successor or appropriate form) with respect to the shares of Sovereign Common Stock and Sovereign Stock Purchase Rights subject to the options referenced in this Section 1.02(h), and shall use its reasonable best efforts to maintain the current status of the prospectus or prospectuses contained therein for so long as such options remain outstanding.

(i)  Surrender and Exchange of Waypoint Stock Certificates.

(i)  Exchange Fund.     At or prior to the Effective Time, Sovereign shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Waypoint Common Stock sufficient cash and certificates representing shares of Sovereign Common Stock to make all payments and deliveries to

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shareholders of Waypoint pursuant to Section 1.02(f). Any cash and certificates for Sovereign Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(ii)  Exchange Procedures for Effective Forms of Election Submitted by Election Date.     As soon as practicable after the Effective Time (and in any case no later than ten (10) days thereafter), Sovereign shall cause the Exchange Agent to mail the Merger Consideration to shareholders of Waypoint who have submitted effective Forms of Election prior to the Election Date.

(iii)  Exchange Procedures in Absence of Effective Forms of Election Submitted Prior to Effective Date.     As soon as reasonably practicable after the Effective Time (and in any case no later than fifteen (15) days thereafter), Sovereign shall cause the Exchange Agent to mail to each record holder of Waypoint Common Stock immediately prior to the Effective Time who has not surrendered Waypoint Certificates representing all of the Shares of Waypoint Common Stock owned by such holder pursuant to Section 1.02(g)(ii) a letter of transmittal which shall specify that delivery of the Waypoint Certificates shall be effected, and risk of loss and title to the Waypoint Certificates shall pass, only upon delivery of the Waypoint Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Sovereign may reasonably specify and instructions for effecting the surrender of such Waypoint Certificates in exchange for the Cash Consideration and/or the Stock Consideration, as the case may be. Upon surrender of a Waypoint Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Waypoint Certificate shall be entitled to receive within fifteen (15) days in exchange therefor (A) a certificate representing, in the aggregate, the whole number of shares of Sovereign Common Stock that such holder has the right to receive pursuant to Section 1.02(f) and/or (B) a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 1.02(f). No interest will be paid or will accrue on any cash payment pursuant to Section 1.02(f). In the event of a transfer of ownership of Waypoint Common Stock which is not registered in the transfer records of Waypoint, a certificate representing, in the aggregate, the proper number of shares of Sovereign Common Stock and/or a check in the proper amount pursuant to Section 1.02(f) may be issued with respect to such Waypoint Common Stock, as the case may be, to such a transferee if the Waypoint Certificate formerly representing such shares of Waypoint Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Persons who have submitted an effective Form of Election as provided in Section 1.02(g) and surrendered Waypoint Certificates as provided therein shall be treated as if they have properly surrendered Waypoint Certificates together with the letter of transmittal pursuant to this Section 1.02(i).

(iv)  Distributions with Respect to Unexchanged Shares.     No dividends or other distributions declared or made with respect to shares of Sovereign Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Waypoint Certificate with respect to the shares of Sovereign Common Stock that such Waypoint Certificate holder would be entitled to receive upon surrender of such Waypoint Certificate until such holder shall surrender such Waypoint Certificate in accordance with Section 1.02(i)(iii). Subject to the effect of applicable laws, following surrender of any such Waypoint Certificate, there shall be paid to such holder of shares of Sovereign Common Stock issuable in exchange therefor, without interest, (A) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Sovereign Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Sovereign Common Stock.

(v)  No Further Ownership Rights.     All shares of Sovereign Common Stock issued and cash paid upon conversion of shares of Waypoint Common Stock in accordance with the terms of this Agreement shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Waypoint Common Stock.

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(vi)  Termination of Exchange Fund.     Any portion of the Exchange Fund which remains undistributed to the holders of Waypoint Certificates for twelve (12) months after the Effective Date shall be delivered to Sovereign or otherwise on the instructions of Sovereign and any holders of the Waypoint Certificates who have not previously complied with this Section 1.02(i) shall thereafter look only to Sovereign for the Merger Consideration with respect to the shares of Waypoint Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.02(f) any cash in lieu of fractional shares of Sovereign Common Stock to which such holders are entitled pursuant to Section 1.02(f)(x) and any dividends or distributions with respect to shares of Sovereign Common Stock to which such holders are entitled pursuant to Section 1.02(i)(iv).

(vii)  No Liability.     None of Sovereign, Waypoint, any of their respective Affiliates or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(viii)  Investment of the Exchange Fund.     The Exchange Agent shall invest any cash included in the Exchange Fund as reasonably directed by Sovereign; provided that, such investments shall be in obligations of or guaranteed by the United States of America and backed by a full faith and credit of the United States of America or in commercial paper obligations rated P-1 and A-1 or better by Moody’s Investors Service, Inc. and Standard & Poor’s Corporation, respectively. Any interest and other income resulting from such investments shall be payable to Sovereign.

(ix)  Lost Certificates.     If any Waypoint Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Waypoint Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or Sovereign the posting by such Person of a bond in such reasonable amount as Sovereign may direct as indemnity against any claim that may be made against it with respect to such Waypoint Certificate, the Exchange Agent will deliver or cause to be delivered in exchange for such lost, stolen, or destroyed Waypoint Certificate the applicable Merger Consideration with respect to the shares of Waypoint Common Stock formerly represented thereby, any cash in lieu of fractional shares of Sovereign Common Stock to which the holders thereof are entitled pursuant to Section 1.02(f)(x), and any dividends or other distributions on shares of Sovereign Common Stock to which the holders thereof are entitled pursuant to Section 1.02(i)(iv).

(x)  Withholding Rights.     Sovereign shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Waypoint Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the IRC and the rules and regulations promulgated thereunder, or any provisions of state, local or foreign tax law. To the extent that amounts are so withheld by Sovereign, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Waypoint Common Stock in respect of which such deduction and withholding was made by Sovereign.

(xi)  Stock Transfer Books.     At the close of business on the Effective Date, the stock transfer books of Waypoint with respect to Waypoint Common Stock issued and outstanding prior to the Effective Time shall be closed and, thereafter, there shall be no further registration of transfers on the records of Waypoint of shares of Waypoint Common Stock issued and outstanding prior to the Effective Time. From and after the Effective Time, the holders of Waypoint Certificates shall cease to have any rights with respect to such shares of Waypoint Common Stock formerly represented thereby, except as otherwise provided herein or by law. On or after the Effective Time, any Waypoint Certificates presented to the Exchange Agent or Sovereign for any reason shall be exchanged for the applicable Merger Consideration with respect to the shares of Sovereign or Waypoint Common Stock, as the case may be, formerly represented thereby, any cash in lieu of fractional shares of Sovereign Common Stock to which the holders thereof are entitled pursuant to Section 1.02(f)(x), and any dividends or other distributions on shares of Sovereign Common Stock to which the holders thereof are entitled pursuant to Section 1.02(i)(iii).

(j)  Anti-Dilution Provisions.     If Sovereign shall, at any time before the Effective Date, (i) issue a dividend with respect to its common stock in shares of Sovereign capital stock (or any security convertible into or exchangeable for Sovereign capital stock), (ii) combine the outstanding shares of Sovereign Common

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Stock into a smaller number of shares, (iii) subdivide the outstanding shares of Sovereign Common Stock, or (iv) reclassify or recapitalize or otherwise adjust the shares of Sovereign Common Stock, then, in any such event, the number of shares of Sovereign Common Stock to be delivered to Waypoint shareholders who are entitled to receive shares of Sovereign Common Stock in exchange for shares of Waypoint Common Stock shall be adjusted so that each Waypoint shareholder shall be entitled to receive such number of shares of Sovereign Common Stock as such shareholder would have been entitled to receive if the Effective Date had occurred immediately prior to the happening of such event. (By way of illustration, if Sovereign declares a stock dividend of 7% payable with respect to a record date on or prior to the Effective Date, the Exchange Ratio shall be adjusted upward by 7%). In addition, in the event that, prior to the Effective Date, Sovereign enters into an agreement pursuant to which shares of Sovereign Common Stock would be converted into shares or other securities or obligations of another corporation, proper provision shall be made in such agreement so that each Waypoint shareholder entitled to receive shares of Sovereign Common Stock in the Merger shall be entitled to receive such number of shares or other securities or amount of obligations of such other corporation as such shareholder would be entitled to receive if the Effective Date had occurred immediately prior to the happening of such event.

Section 1.03  Bank Merger.     Sovereign and Waypoint shall use their best efforts to cause Waypoint Bank to merge with and into Sovereign Bank, with Sovereign Bank surviving such merger, concurrently with, or as soon as practicable after the Merger on the Effective Date. Concurrently with, or as soon as reasonably practicable after, the execution and delivery of this Agreement, Sovereign shall cause Sovereign Bank, and Waypoint shall cause Waypoint Bank, to execute and deliver a bank plan of merger (the “Bank Plan of Merger”) in a form acceptable to Sovereign and Waypoint.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF WAYPOINT

Waypoint hereby represents and warrants to Sovereign that, except as specifically set forth in the Waypoint Disclosure Schedule delivered to Sovereign by Waypoint on the date hereof:

Section 2.01  Organization.

(a)  Waypoint is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Waypoint is a savings and loan holding company duly registered under the HOLA. Waypoint has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. Waypoint is qualified or licensed to do business as a foreign corporation in each jurisdiction in which it is required to be so qualified or licensed as the result of the ownership or leasing of property or the conduct of its business.

(b)  Waypoint Bank is a federal savings bank, duly organized and validly existing under the laws of the United States of America. Waypoint Bank has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. Waypoint Bank and each other Waypoint Subsidiary is qualified or licensed to do business as a foreign corporation in each jurisdiction in which it is required to be so qualified or licensed as the result of the ownership or leasing of property or the conduct of its business.

(c)  There are no Waypoint Subsidiaries other than Waypoint Bank and those identified in the Waypoint Disclosure Schedule.

(d)  The deposits of Waypoint Bank are insured by the FDIC to the extent provided in the FDIA.

(e)  The respective minute books of Waypoint and Waypoint Bank and each other Waypoint Subsidiary accurately reflect all material corporate actions of their respective shareholders and boards of directors (including committees).

(f)  Prior to the date of this Agreement, Waypoint has made available to Sovereign true and correct copies of the articles of organization and bylaws of Waypoint, the charter and bylaws of Waypoint Bank and the articles of organization and bylaws of each other Waypoint Subsidiary, each as in effect on the date hereof.

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Section 2.02  Capitalization.

(a)  The authorized capital stock of Waypoint consists of (i) 100,000,000 shares of common stock, $0.01 par value per share (“Waypoint Common Stock”), of which as of the date of this Agreement 9,589,027 shares were issued and held by Waypoint as treasury stock and 33,316,368 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, including, without limitation, shares of unvested restricted stock of Waypoint Common Stock awarded or granted or to be awarded or to be granted to directors, officers and employees of Waypoint under any employee benefit plan or other agreement or arrangement and (ii) 10,000,000 shares of preferred stock, none of which, as of the date hereof, are issued or outstanding (“Waypoint Preferred Stock”). Neither Waypoint nor Waypoint Bank nor any other Waypoint Subsidiary has or is bound by any subscription, option, warrant, call, commitment, agreement, plan or other Right of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Waypoint Common Stock, Waypoint Preferred Stock or any other security of Waypoint or any securities representing the right to vote, purchase or otherwise receive any shares of Waypoint Common Stock, Waypoint Preferred Stock or any other security of Waypoint, other than (i) shares issuable or to be issued under Waypoint Stock Option Plans or stock options otherwise granted by the Waypoint Board of Directors and each as set forth in reasonable detail (including the exercise price, the grant date, the vesting date and the expiration date of all such options) in the Waypoint Disclosure Schedule, (ii) 362,135 shares of unvested restricted stock awarded or granted or to be awarded or to be granted to directors, officers or employees of Waypoint under any employee benefit plan or other agreement or arrangement each as set forth in reasonable detail (including the grant date, the vesting date, the performance criteria, if any, for vesting and the expiration date of all such restricted stock) in the Waypoint Disclosure Schedule, (iii) shares issuable under the Waypoint Employee Stock Ownership Plan, (iv) shares issuable or to be issued under any of the Waypoint Stock Option Plans, (v) shares issuable under Waypoint’s Key Employee/Outside Director Recognition and Retention Plan (including any deferred shares thereunder), (vi) shares issuable or to be issued under the Waypoint 401(k) Plan, (vii) shares that may be issuable from the Waypoint Deferred Compensation Trust to participants under Waypoint’s directors or officers deferred compensation plans, (viii) capital securities issued by Waypoint Capital Trust I, Waypoint Capital Trust II and Waypoint Statutory Trust III and (ix) shares issuable under the Sovereign Option.

(b)  The authorized capital stock of Waypoint Bank consists of (i) 50 million shares of common stock, $0.01 par value (the “Waypoint Bank Common Stock”), of which 100 shares are outstanding, validly issued, fully paid, nonassessable, free of preemptive rights, all of which are owned by Waypoint free and clear of any lien, security interests, pledges, charges and restrictions of any kind or nature, and (ii) 20 million authorized preferred shares, none of which are issued or outstanding. Neither Waypoint nor any Waypoint Subsidiary has or is bound by any subscription, option, warrant, call, commitment, agreement or other Right of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of the capital stock of any Waypoint Subsidiary or any other security of any Waypoint Subsidiary or any securities representing the right to vote, purchase or otherwise receive any shares of the capital stock or any other security of any Waypoint Subsidiary. Except as set forth on the Waypoint Disclosure Schedule, either Waypoint or Waypoint Bank own all of the outstanding shares of capital stock of each Waypoint Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature, except that, in the case of Waypoint Capital Trust I, Waypoint Capital Trust II, and Waypoint Statutory Trust III Waypoint owns 100% of the common securities.

(c)  Except for the Waypoint Subsidiaries, neither (i) Waypoint, (ii) Waypoint Bank, nor (iii) any other Waypoint Subsidiary, owns any equity interest, directly or indirectly, in any other company or controls any other company, except for equity interests held in the investment portfolios of Waypoint Subsidiaries, equity interests held by Waypoint Subsidiaries in a fiduciary capacity, equity interests held in connection with the commercial loan activities of Waypoint Subsidiaries, or other securities and interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted. There are no subscriptions, options, warrants, calls, commitments, agreements or other Rights outstanding and held by Waypoint or Waypoint Bank with respect to any other company’s capital stock or the equity of any other person.

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(d)  To the best of Waypoint’s knowledge, except as disclosed in Waypoint’s proxy statement dated April 21, 2003, or in any subsequent Schedule 13D or 13G filed with the SEC, no person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Waypoint Common Stock.

Section 2.03  Authority; No Violation.

(a)  Waypoint has requisite corporate power and authority to execute and deliver this Agreement and to complete the transactions contemplated hereby subject to receipt of all necessary approvals of Governmental Authorities and the approval of Waypoint’s shareholders of this Agreement. Waypoint Bank has requisite corporate power and authority to execute and deliver the Bank Plan of Merger and to complete the Bank Merger subject to receipt of all necessary approvals of Governmental Authorities. The execution and delivery of this Agreement by Waypoint and the completion by Waypoint of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Waypoint and, except for approval by the shareholders of Waypoint, no other corporate proceedings on the part of Waypoint are necessary to complete the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Waypoint and, subject to (i) approval of the shareholders of Waypoint of this Agreement and (ii) receipt of the required approvals from Regulatory Authorities described in Section 3.04 hereof and compliance with such required approvals, constitutes the valid and binding obligation of Waypoint, enforceable against Waypoint in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights, general equity principles or by applicable conservatorship or receivership provisions of the FDIA (“FDIA Limitations”)). The Bank Plan of Merger, upon its execution and delivery by Waypoint Bank concurrently with, or as soon as reasonably practicable after, the execution and delivery of this Agreement, will constitute the valid and binding obligation of Waypoint Bank, enforceable against Waypoint Bank in accordance with its terms, subject to the applicable FDIA Limitations, or insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)  None of (i) the execution and delivery of this Agreement by Waypoint, (ii) the execution and delivery of the Bank Plan of Merger by Waypoint Bank, (iii) subject to receipt of approvals from Waypoint’s shareholders and the receipt of approvals from the Regulatory Authorities referred to in Section 3.04 hereof and Waypoint’s and Sovereign’s compliance with any conditions contained therein (including the expiration of related waiting periods), the completion of the transactions contemplated hereby, and (iv) compliance by Waypoint or Waypoint Bank with any of the terms or provisions hereof or of the Bank Plan of Merger, will (A) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of Waypoint or any Waypoint Subsidiary; (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Waypoint or any Waypoint Subsidiary or any of their respective properties or assets; or (C) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Waypoint or any Waypoint Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, commitment or other instrument or obligation to which Waypoint or any Waypoint Subsidiary is a party, or by which they or any of their respective properties or assets may be subject.

Section 2.04  Consents.     Except for the consents, approvals, filings and registrations from or with the Regulatory Authorities referred to in Section 3.04 hereof and compliance with any conditions contained therein, and the approval of this Agreement by the shareholders of Waypoint under the BCL, Waypoint’s articles of incorporation and bylaws, and Nasdaq requirements applicable to it, and the approval of the Bank Plan of Merger by Waypoint as sole shareholder of Waypoint Bank, and by the Board of Directors of Waypoint Bank, no consents or approvals of, or filings or registrations with, any public body or authority are necessary, and no consents or approvals or waivers of any third parties are necessary, or will be, in connection with (a) the execution and delivery of this Agreement by Waypoint or the Bank Plan of Merger by Waypoint Bank, and (b) the completion by Waypoint of the transactions contemplated hereby or by

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Waypoint Bank of the Bank Merger. As of the date hereof, Waypoint has no reason to believe that the consents and approvals set forth above will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact Waypoint’s ability to complete the transactions contemplated by this Agreement. Shareholders of Waypoint are not entitled to exercise dissenters’ rights in connection with the transactions contemplated by this Agreement under applicable law.

Section 2.05  Financial Statements.

(a)  Waypoint has previously made available or will make available to Sovereign the Waypoint Regulatory Reports. The Waypoint Regulatory Reports have been, or will be, prepared in all respects in accordance with applicable regulatory accounting principles and practices, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Regulatory Authorities, throughout the periods covered by such statements, and fairly present, or will fairly present in all respects, the financial position, results of operations and changes in shareholders’ equity of Waypoint as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Regulatory Authorities, applied on a consistent basis.

(b)  Waypoint has previously made available or will make available to Sovereign the Waypoint Financials filed by it with the SEC. The Waypoint Financials have been, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods covered by such statements, except as noted therein, and fairly present, or will fairly present, the consolidated financial position, results of operations and cash flows of Waypoint as of and for the periods ended on the dates thereof, in accordance with GAAP applied on a consistent basis, except as noted therein. Except as set forth in the Waypoint Disclosure Schedule, Waypoint has no reason to believe that there exists any material “loss contingency” as that term is defined in FASB 5, with respect to its restatement of its financial statements for the years ended December 31, 2000, 2001 and 2002 and selected financial data contained within management’s discussion and analysis of Form 10-K for the years ended December 31, 1998, 1999, 2000, 2001 and 2002.

(c)  Since September 30, 2003, neither Waypoint nor Waypoint Bank (as the case may be) had, or will have, any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Waypoint Financials or Waypoint Regulatory Reports or in the footnotes thereto which are not appropriately reflected or reserved against therein or appropriately disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material in the aggregate and which are incurred in the ordinary course of business, consistent with past practice and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

Section 2.06  Taxes.     Waypoint and the Waypoint Subsidiaries are members of the same affiliated group within the meaning of IRC Section 1504(a). Waypoint has duly filed, and will file, all federal, state and local tax returns required to be filed by or with respect to Waypoint and all Waypoint Subsidiaries on or prior to the Closing Date (taking into account any extensions of time within which to file which have not expired) (all such returns being or will be true and complete in all respects) and has duly paid or will pay, or made or will make provisions and related balance sheet accruals (if required) for the payment of, all federal, state and local taxes which have been incurred by or are due or claimed to be due from Waypoint and any Waypoint Subsidiary by any taxing authority or pursuant to any tax sharing agreement or arrangement (written or oral) on or prior to the Closing Date other than taxes which (a) are not delinquent or (b) are being contested in good faith (which are described on the Waypoint Disclosure Schedule). Except as disclosed in the Waypoint Disclosure Schedule, neither Waypoint nor any Waypoint Subsidiary has (i) any pending federal, state or local tax audits, (ii) waived or extended any federal, state or local tax statute of limitations for tax purposes.

Section 2.07  No Material Adverse Effect.     Waypoint has not suffered any Material Adverse Effect since September 30, 2003.

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Section 2.08  Contracts.

(a)  Except as described in this Agreement, documents listed as exhibits to Waypoint’s Securities Documents, or in the Waypoint Disclosure Schedule, neither Waypoint nor any Waypoint Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or arrangement with any past or present officer, director or employee of Waypoint or any Waypoint Subsidiary, except for “at will” arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar arrangements for or with any past or present officers, directors or employees of Waypoint or any Waypoint Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of Waypoint or any Waypoint Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by any Waypoint Subsidiary; (v) any instrument evidencing or related to indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Waypoint or any Waypoint Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness, other than deposits, repurchase agreements, the junior subordinated debentures referred to in Section 4.05(e) or as set forth in the Waypoint Disclosure Schedule, bankers acceptances and “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to Sovereign or any Sovereign Subsidiary; (vi) any contract (other than this Agreement) limiting the freedom of Waypoint or any Waypoint Subsidiary to engage in any type of banking or bank-related business permissible under law; or (vii) any contractual or other agreements which give any director, officer or employee of Waypoint or any Waypoint Subsidiary the right to terminate such agreement prior to 90 days after the Effective Date.

(b)  True and correct copies of agreements, plans, arrangements and instruments referred to in Section 2.08(a) have been made available to Sovereign on or before the date hereof, are listed on the Waypoint Disclosure Schedule and are in full force and effect on the date hereof and neither Waypoint nor any Waypoint Subsidiary (nor, to the knowledge of Waypoint, any other party to any such contract, plan, arrangement or instrument) has breached any provision of, or is in default in any respect under any term of, any such contract, plan, arrangement or instrument. Except as described in this Agreement or as set forth in the Waypoint Disclosure Schedule, (i) no party to any material contract, plan, arrangement or instrument will have the right to terminate any or all of the provisions of any such contract, plan, arrangement or instrument as a result of the transactions contemplated by this Agreement, (ii) none of the employees (including officers) of Waypoint or any Waypoint Subsidiary, possess the contractual right to terminate their employment as a result of the execution of this Agreement or upon completion of the Merger on the Effective Date, and each contract with any director, officer and employee is listed on the Waypoint Disclosure Schedule and such Schedule contains a true and correct summary of (A) severance and other benefits, if any, such individual would be entitled to receive upon termination of their employment for other than cause and (B) the provisions of any covenant not to compete, covenant not to solicit customers and covenant not to solicit employees (if any), (iii) no plan, employment agreement, termination agreement, or similar agreement or arrangement to which Waypoint or any Waypoint Subsidiary is a party or under which Waypoint or any Waypoint Subsidiary may be liable contains provisions which permit an employee or independent contractor to terminate it without cause and continue to accrue future benefits thereunder, and (iv) no such agreement, plan or arrangement (A) provides for acceleration in the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of Waypoint or any Waypoint Subsidiary absent the occurrence of a subsequent event; (B) provides for benefits which may cause the disallowance of a federal income tax deduction under IRC Section 280G; or (C) requires Waypoint or any Waypoint Subsidiary to provide a benefit in the form of Waypoint Common Stock or determined by reference to the value of Waypoint Common Stock.

Section 2.09  Ownership of Property; Insurance Coverage.

(a)  Waypoint and the Waypoint Subsidiaries have, or will have as to property acquired after the date hereof, good and, as to real property, marketable title to all assets and properties owned by Waypoint or any Waypoint Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the

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Waypoint Regulatory Reports and in the Waypoint Financials or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value, in the ordinary course of business, since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith, (ii) items permitted under Article IV of this Agreement, (iii) pledges to secure deposits and other liens incurred in the ordinary course of its banking business, (iv) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (v) as reflected on the consolidated statement of financial condition of Waypoint as of September 30, 2003 included in Waypoint’s Securities Documents. Waypoint and the Waypoint Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by Waypoint and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Such existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments with respect to such leases and lease commitments are as disclosed in the Notes to the Waypoint Financials.

(b)  With respect to all agreements pursuant to which Waypoint or any Waypoint Subsidiary has purchased securities subject to an agreement to resell, if any, Waypoint or such Waypoint Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(c)  Waypoint and the Waypoint Subsidiaries currently maintain insurance considered by Waypoint to be reasonably prudent for their respective operations in accordance with industry practice. Neither Waypoint nor any Waypoint Subsidiary has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except with regard to ordinary course claims under Waypoint’s medical insurance plans, and except as disclosed in the Waypoint Disclosure Schedule, there are presently no material claims pending under such policies of insurance and no notices have been given by Waypoint or Waypoint Bank under such policies during the past two (2) years with respect to any potential material claims. All such insurance is valid and enforceable and in full force and effect, and within the last three years Waypoint, Waypoint Bank and each Waypoint Subsidiary has received each type of insurance coverage for which they have applied and during such periods have not been denied indemnification for any claims submitted under any of their insurance policies.

Section 2.10  Legal Proceedings.     Except as set forth in the Waypoint Disclosure Schedule, neither Waypoint nor any Waypoint Subsidiary is a party to any, and there are no pending or, to the best of Waypoint’s knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (a) against Waypoint or any Waypoint Subsidiary or (b) to which Waypoint or any Waypoint Subsidiary’s assets are or may be subject, (c) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (d) which could adversely affect the ability of Waypoint to perform under this Agreement, except for any proceedings, claims, actions, investigations or inquiries referred to in clauses (a) or (b) which, if adversely determined, individually or in the aggregate, could not be reasonably expected to have a Material Adverse Effect on Waypoint.

Section 2.11  Compliance With Applicable Law.

(a)  Except as disclosed in the Waypoint Disclosure Schedule, Waypoint and Waypoint Subsidiaries and their employees hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of the businesses of Waypoint and Waypoint Subsidiaries under, and have complied in all respects with, applicable laws, statutes, orders, rules or regulations of any federal, state or local governmental authority relating to them.

(b)  Except as disclosed on the Waypoint Disclosure Schedule, (i) Waypoint and each Waypoint Subsidiary is in substantial compliance with all of the statutes, regulations or ordinances which each Regulatory Authority applicable to them enforces; (ii) since December 31, 2001, no Regulatory Authority has threatened to revoke any license, franchise, permit or governmental authorization which is material to

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Waypoint or any Waypoint Subsidiary or required or threatened to require Waypoint or any Waypoint Subsidiary to enter into a cease and desist order or memorandum of understanding with it; (iii) since December 31, 2001, no Regulatory Authority has restricted or limited the operations of Waypoint or any Waypoint Subsidiary, including without limitation any restriction on the payment of dividends (any such memorandum or order described in this sentence is hereinafter referred to as a “Regulatory Agreement”); and (iv) there is, at present, no Regulatory Agreement threatened, outstanding or in effect. Neither Waypoint nor any Waypoint Subsidiary has consented to or entered into any Regulatory Agreement. Waypoint received a rating of at least “Satisfactory” in connection with its last CRA examination.

Section 2.12  ERISA.     Waypoint has previously delivered or made available to Sovereign true and complete copies of all employee pension benefit plans within the meaning of ERISA Section 3(2), including profit sharing plans, defined benefit pension plans, employee stock ownership plans, employee stock purchase plans, deferred compensation and supplemental income plans, supplemental executive retirement plans, employment agreements, annual executive and administrative incentive plans or long term incentive plans, severance plans, policies and agreements, group insurance plans, and all employee welfare benefit plans within the meaning of ERISA Section 3(1) (including vacation pay, sick leave, short-term disability, long-term disability, and medical plans) and all other employee benefit plans, policies, programs, agreements and arrangements, all of which are set forth in the Waypoint Disclosure Schedule, sponsored or contributed to for the benefit of the employees or former employees (including retired employees) and any beneficiaries thereof or directors or former directors of Waypoint or any Waypoint Subsidiary, together with (a) the most recent actuarial and valuation reports (if any) and financial reports relating to those plans which constitute “qualified plans” under IRC Section 401(a), or which are self-insured or self-funded employee benefit plans within the meaning of ERISA Section 3(3), (b) the most recent annual reports relating to such plans filed by them, respectively, with any government agency, and (c) all rulings (other than determination letters and including any voluntary compliance filing or self- correction actions) and the most recent determination letters and any pending request for a determination letter pertaining to any such plans. Neither Waypoint, any Waypoint Subsidiary, nor any employee benefit pension plan (as defined in ERISA Section 3(2)) maintained by Waypoint or any Waypoint Subsidiary, has incurred, directly or indirectly, within the past six (6) years any liability under Title IV of ERISA (including to the Pension Benefit Guaranty Corporation) or to the IRS with respect to any employee benefit pension plan qualified under IRC Section 401(a) which liability has resulted in or will result in a Material Adverse Effect with respect to Waypoint, except liabilities to the Pension Benefit Guaranty Corporation pursuant to ERISA Section 4007, all of which have been fully paid, nor has any reportable event under ERISA Section 4043 occurred with respect to any such pension plan which would result in a Material Adverse Effect. Except as set forth in the Waypoint Disclosure Schedule, to the knowledge of Waypoint, with respect to each of such plans that is subject to Title IV of ERISA, the present value of the accrued benefits under such plans, calculated on a plan termination basis (using appropriate or required annuity purchase rates and lump-sum distribution assumptions), based on the plan’s most recent valuation date and determined as of such date, did not exceed the then current value of the assets of such plan allocable to such accrued benefits. To the knowledge of Waypoint, after appropriate inquiry, neither Waypoint nor any Waypoint Subsidiary has incurred or is subject to any liability under ERISA Section 4201 for a complete or partial withdrawal from a multiemployer plan. To the knowledge of Waypoint, all “employee benefit plans,” as defined in ERISA Section 3(3), comply and within the past six (6) years have complied in all material respects with (i) relevant provisions of ERISA and (ii) in the case of plans intended to qualify for favorable income tax treatment, provisions of the IRC relevant to such treatment. Except as set forth in the Waypoint Disclosure Schedule, to the knowledge of Waypoint, after appropriate inquiry, no prohibited transaction (which shall mean any transaction prohibited by ERISA Section 406 and not exempt under ERISA Section 408 or any transaction prohibited under IRC Section 975) has occurred within the past six (6) years with respect to any employee benefit plan maintained by Waypoint or any Waypoint Subsidiary which would result in the imposition, directly or indirectly, of an excise tax under IRC Section 4975 or other penalty under ERISA or the IRC, which, individually or in the aggregate, has resulted in or will result in a Material Adverse Effect with respect to Waypoint. Waypoint and the Waypoint Subsidiaries provide continuation coverage under group health plans for separating employees and “qualified beneficiaries” in compliance with the provisions of IRC Section 4980B(f). Such group health plans are in material compliance

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with Section 1862(b)(1) of the Social Security Act and the applicable provisions of the Health Insurance Portability and Accountability Act of 1996, as amended.

Section 2.13  Brokers, Finders and Financial Advisors; Fairness Opinion.     Except for Waypoint’s engagement of Ryan, Beck & Co. LLC (“Ryan Beck”) in connection with transactions contemplated by this Agreement, or as otherwise set forth on the Waypoint Disclosure Schedule, neither Waypoint nor any Waypoint Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger, or, except for its commitments disclosed in Waypoint Disclosure Schedule, incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger, which has not been reflected in the Waypoint Financials. The engagement letter between Waypoint and Ryan Beck relating to Ryan Beck’s engagement as Waypoint’s financial advisor in connection with the transactions contemplated by this Agreement has been made available to Sovereign. Ryan Beck has provided Waypoint with its opinion to the effect that, as of the date of approval of this Agreement by the Board of Directors of Waypoint, the Exchange Ratio is fair to shareholders of Waypoint from a financial point of view.

Section 2.14  Environmental Matters.     Except as set forth on the Waypoint Disclosure Schedule, neither Waypoint nor any Waypoint Subsidiary, nor any properties operated by Waypoint or any Waypoint Subsidiary during Waypoint’s use or ownership has been or is in violation of or liable under any Environmental Law. There are no actions, suits or proceedings, or demands, claims, notices or, to the knowledge of Waypoint, investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or to the knowledge of Waypoint, overtly threatened, relating to the liability of any property owned or operated by Waypoint or any Waypoint Subsidiary under any Environmental Law. Waypoint has previously made available to Sovereign copies of any and all environmental reports, studies, assessments and information regarding underground storage tanks relating to the environmental condition of any property owned or operated by Waypoint or any of its Subsidiaries. Except as disclosed in the Waypoint Disclosure Schedules Waypoint has no knowledge of: (a) the presence of lead paint or asbestos or asbestos containing materials in any structures on its owned or leased properties; (b) any federal or state superfund or similar listing for any disposal sites to which the waste of Waypoint has been transported; and (c) any environmental liens on its owned or leased properties.

Section 2.15  Allowance for Losses.     The allowance for loan losses reflected, and to be reflected, in the Waypoint Regulatory Reports each has been, and will be, established in compliance with the requirements of all applicable regulatory criteria, and the allowance for loan losses shown, and to be shown, on the balance sheets contained in the Waypoint Financials have been, and will be, established in compliance with the applicable requirements of GAAP.

Section 2.16  Information to be Supplied.     The information to be supplied by Waypoint and Waypoint Bank for inclusion in the Registration Statement (including the Prospectus/Proxy Statement) and each amendment or supplement thereto, if any, and/or any information Waypoint filed with the SEC under the Exchange Act which is incorporated by reference into the Registration Statement (including the Prospectus/Proxy Statement) will not, at the time the Registration Statement is declared effective pursuant to the Securities Act and as of the date the Prospectus/Proxy Statement is mailed to shareholders of Waypoint and up to and including the date of the meeting of shareholders of Waypoint to which such Prospectus/Proxy Statement relates, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading. The information supplied, or to be supplied, by Waypoint for inclusion in the Applications will, at the time such documents are filed with any Regulatory Authority and up to and including the date of the attainment of any required regulatory approvals or consents, be accurate in all material respects.

Section 2.17  Securities Documents.     The Securities Documents filed or to be filed by Waypoint under the Exchange Act at any time since December 31, 2002 complied, at the time filed with the SEC, in all respects, with the Exchange Act and all applicable rules and regulations of the SEC.

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Section 2.18  Related Party Transactions.     Except as disclosed in the Securities Documents filed by Waypoint, in the footnotes to the Waypoint Financials, or in the Waypoint Disclosure Schedule, Waypoint is not a party to any transaction (including any loan or other credit accommodation, but excluding deposits in the ordinary course of business) with any Affiliate of Waypoint (except a Waypoint Subsidiary). All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other risks or unfavorable features. No loan or credit accommodation to any Affiliate of Waypoint is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither Waypoint nor Waypoint Bank has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by a Waypoint Bank is inappropriate.

Section 2.19  Loans.     Each loan reflected as an asset in the Waypoint Financial Statements (a) was originated, underwritten, approved, documented and periodically approved in all material respects in accordance with prudent lending standards generally accepted in the banking business and, to the knowledge of Waypoint, after appropriate inquiry, except as disclosed on the Waypoint Disclosure Schedule, did not deviate in any material respect from Waypoint’s policies and procedures currently in effect, and (b) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to the affecting creditors’ rights or by general equity principles or FDIA Limitations).

Section 2.20  Takeover Laws.     Assuming the accuracy of the representation and warranty of Sovereign set forth in Section 3.18, Waypoint has taken all action required to be taken by it in order to exempt this Agreement, the Bank Plan of Merger and the Option Agreement and the transactions contemplated hereby and thereby from, and this Agreement, the Bank Plan of Merger and the Option Agreement and the transactions contemplated hereby and thereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination,” or other antitakeover laws and regulations of any jurisdiction (collectively, the “Takeover Laws”), including, without limitation, the Commonwealth of Pennsylvania.

Section 2.21  Labor and Employment Matters.     To the knowledge of Waypoint, neither Waypoint nor any Waypoint Subsidiary, nor any facilities owned or operated by Waypoint or any Waypoint Subsidiary has been or is in violation of or is liable under any Labor and Employment Law, which violation or liability, individually or in the aggregate, resulted in, or will result in, a Material Adverse Effect with respect to Waypoint. Except as disclosed in the Waypoint Disclosure Schedule, there are no legal, administrative, arbitration or other proceedings, demands, claims, notices, audits or, to the knowledge of Waypoint, investigations (including without limitation notices, demand letters or requests for information from any federal, state or local commission, agency or board) instituted or pending, or to the knowledge of Waypoint threatened, relating to the liability of Waypoint or any Waypoint Subsidiary under any Labor and Employment Law.

Section 2.22  Risk Management Instruments.     Neither Waypoint nor any of the Waypoint Subsidiaries is a party or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivatives contract (including various combinations thereof) (each, a “Derivatives Contract”) or owns securities that (a) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (b) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with safe and sound banking principles and regulatory guidance. All of such Derivatives Contracts or other instruments, are legal, valid and binding obligations of Waypoint or any of the Waypoint Subsidiaries enforceable in accordance with their terms (except as enforcement may be limited by general

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principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally), and are in full force and effect. Waypoint and the Waypoint Subsidiaries have duly performed in all respects all of their obligations thereunder to the extent that such obligations to perform have accrued, and, to Waypoint’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder which would have or would reasonably be expected to have a Material Adverse Effect on Waypoint.

Section 2.23  Community Reinvestment Act, Anti-Money Laundering and Customer Information Security.     Except as set forth in the Waypoint Disclosure Schedules, neither Waypoint nor Waypoint Bank is aware of, has been advised of, or has reason to believe that any facts or circumstances exist, which would cause Waypoint Bank (a) to be deemed not to be in satisfactory compliance in any material respect with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory,” or (b) to be deemed to be operating in violation in any respect of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA Patriot Act of 2001, Public Law 107-56 (the “USA Patriot Act”), and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, or (c) to be deemed not to be in satisfactory compliance in any respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Waypoint Bank pursuant to 12 C.F.R. Part 364. Except as set forth in the Waypoint Disclosure Schedule, the board of directors of Waypoint Bank has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification certification procedures that has not been deemed ineffective in any material respects by any Regulatory Authority and that meets the requirements in all material respects of Section 352 of the USA Patriot Act and the regulations thereunder.

Section 2.24  Credit Card Accounts.     Except as set forth on the Waypoint Disclosure Schedules, neither Waypoint nor any Waypoint Subsidiary originates, maintains or administers credit card accounts.

Section 2.25  Merchant Processing.     Except as set forth on the Waypoint Disclosure Schedule, neither Waypoint nor any Waypoint Subsidiary provides, or has provided, merchant credit card processing services to any merchants.

Section 2.26  Agreements with Regulatory Authorities.     Except as set forth on the Waypoint Disclosure Schedule, neither Waypoint nor any Waypoint Subsidiary is subject to any presently pending cease-and-desist or other order or enforcement action issued by or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2003, a recipient of any supervisory letter from, or since January 1, 2003, has adopted any policies, procedures or board resolutions at the request of suggestion of any Regulatory Authority or other governmental entity that currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their subsidiaries (each item in this sentence, whether or not set forth in the Waypoint Disclosure Schedule, a “Waypoint Regulatory Agreement”), nor has Waypoint or any of its Subsidiaries been advised since January 1, 2003 by any Regulatory Authority or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such Waypoint Regulatory Agreement.

Section 2.27  Regulatory Capital.     Waypoint and Waypoint Bank meet or exceed all applicable regulatory capital requirements, and Waypoint Bank is deemed “well capitalized” under such regulatory requirements.

Section 2.28  Quality of Representations.     The representations made by Waypoint in this Agreement are true, correct and complete in all material respects and do not omit statements necessary to make the representations not misleading under the circumstances.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SOVEREIGN

Sovereign hereby represents and warrants to Waypoint that, except as set forth in the Sovereign Disclosure Schedule delivered by Sovereign to Waypoint on or prior to the date hereof:

Section 3.01  Organization.

(a)  Sovereign is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Sovereign is a savings and loan holding company duly registered under the HOLA. Sovereign has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. Each Sovereign Subsidiary is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation and each possesses full corporate power and authority to carry on its respective business and to own, lease and operate its properties as presently conducted. Neither Sovereign nor any Sovereign Subsidiary is required by the conduct of its business or the ownership or leasing of its assets to qualify to do business as a foreign corporation in any jurisdiction other than the Commonwealth of Pennsylvania and the states of Delaware, New Jersey, Massachusetts, Connecticut, Rhode Island, and New Hampshire.

(b)  Sovereign Bank is a federal savings bank, duly organized and validly existing under the laws of the United States of America. Sovereign Bank has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it.

(c)  The deposits of Sovereign Bank are insured by the FDIC to the extent provided in the FDIA.

(d) The respective minute books of Sovereign and Sovereign Bank accurately reflect all material corporate action of their respective shareholders and boards of directors (including committees) through the date of this Agreement.

(e)  Prior to the execution of this Agreement, Sovereign has made available to Waypoint true and correct copies of the articles of incorporation and the bylaws of Sovereign and Sovereign Bank, respectively, as in effect on the date hereof.

Section 3.02  Capital Structure.

(a)  The authorized capital stock of Sovereign consists of (a) 400,000,000 shares of common stock, no par value (“Sovereign Common Stock”), of which, at the date of this Agreement, 1,184,570 shares were issued and held by Sovereign as treasury stock and 306,422,547 shares are outstanding, validly issued, fully paid and nonassessable, and (b) 7,500,000 shares of preferred stock, no par value, of which, at the date of this Agreement, no shares are issued or outstanding. No shares of Sovereign Common Stock were issued in violation of any preemptive rights. Sovereign has no Rights authorized, issued or outstanding, other than (i) the Sovereign Stock Purchase Rights, (ii) options or other rights to acquire shares of Sovereign Common Stock authorized under Sovereign’s stock option plans, non- employee directors compensation plan, employee stock ownership plan, employee stock purchase plan, and dividend reinvestment and stock purchase plan, and other employee benefit and stock based benefit plans, (iii) securities issued by Sovereign Capital Trust I, (iv) securities issued by Sovereign Capital Trust III, (v) securities issued by Sovereign Capital Trust IV, (vi) the deemed rights to acquire Sovereign Common Stock possessed by the holders of the common stock of Seacoast Financial Services Corporation under the Agreement and Plan of Merger, dated as of January 26, 2004, between Sovereign and Seacoast Financial Services Corporation.

(b)  To the best of Sovereign’s knowledge, except as disclosed in Sovereign’s proxy statement dated March 21, 2003, in any subsequent Schedule 13D or 13G filed with the SEC, or in the Sovereign Disclosure Schedules no person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Sovereign Common Stock.

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(c)  Except as disclosed in the Sovereign Disclosure Schedule, Sovereign owns all of the capital stock of Sovereign Bank, free and clear of any lien, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature and either Sovereign or Sovereign Bank owns all of its shares of capital stock of each other Sovereign Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature. Except for the Sovereign Subsidiaries, Sovereign does not possess, directly or indirectly, any equity interest in any corporation, except for equity interests held in the investment portfolios of Sovereign Subsidiaries, equity interests held by Sovereign Subsidiaries in a fiduciary capacity, and equity interests held in connection with the commercial loan activities of Sovereign Subsidiaries.

Section 3.03  Authority; No Violation.

(a)  Sovereign has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby subject to (i) receipt of all necessary approvals of Governmental Authorities, and (ii) the approval of Sovereign’s shareholders of a proposed amendment to Sovereign’s articles of incorporation to increase the number of authorized shares of Sovereign Common Stock. Sovereign Bank has requisite corporate power and authority to execute and deliver the Bank Plan of Merger and to consummate the Bank Merger subject to receipt of all necessary approvals of Governmental Authorities. The execution and delivery of this Agreement by Sovereign and the completion by Sovereign of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Sovereign, and except for shareholder approval of the amendment to its articles of incorporation referred to above, no other corporate proceedings on the part of Sovereign are necessary to complete the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Sovereign and, except for the required approvals of Regulatory Authorities described in Section 3.04 hereof, and except for shareholder approval of the amendment to its articles of incorporation referred to above, constitutes the valid and binding obligation of Sovereign, enforceable against Sovereign in accordance with its terms, (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles or FDIA Limitations). The Bank Plan of Merger, upon its execution and delivery by Sovereign Bank, will constitute the valid and binding obligation of Sovereign Bank, enforceable against Sovereign Bank in accordance with its terms, subject to applicable conservatorship and receivership provisions of the FDIA, or insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)  None of (i) The execution and delivery of this Agreement by Sovereign, (ii) the execution and delivery of the Bank Plan of Merger by Sovereign Bank, (iii) subject to receipt of approval from Sovereign’s shareholders of the amendment to its articles of incorporation to increase the number of authorized shares of Sovereign Common Stock and the receipt of approvals from the Regulatory Authorities referred to in Section 3.04 hereof and Waypoint’s and Sovereign’s compliance with any conditions contained therein (including the expiration of related waiting periods), the completion of the transactions contemplated hereby, and (iv) compliance by Sovereign or Sovereign Bank with any of the terms or provisions of this Agreement or of the Bank Plan of Merger will (A) conflict with, or result in a breach of, any provision of the articles of incorporation or bylaws of Sovereign or any other Sovereign Subsidiary or the charter and bylaws of Sovereign Bank; (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Sovereign or any other Sovereign Subsidiary or any of their respective properties or assets; or (C) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Sovereign or Sovereign Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which Sovereign or Sovereign Bank is a party, or by which they or any of their respective properties or assets may be subject.

Section 3.04  Consents.     Except for consents, approvals, filings and registrations from or with the OTS, the SEC, and state “blue sky” authorities, and compliance with any conditions contained therein, no consents or approvals or waivers of, or filings or registrations with, any public body or authority are necessary, and no

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consents or approvals of any third parties other than Sovereign or its Affiliates are necessary, or will be, in connection with (a) the execution and delivery of this Agreement by Sovereign or the Bank Plan of Merger by Sovereign Bank, and (b) the completion by Sovereign of the transactions contemplated hereby or by Sovereign Bank of the Bank Merger. Sovereign has no reason to believe that the consents and approvals set forth above will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact the ability of Sovereign or Sovereign Bank to complete the transactions contemplated by this Agreement.

Section 3.05  Financial Statements.

(a)  Sovereign has previously made available, or will make available, to Waypoint, the Sovereign Regulatory Reports available to Waypoint for inspection. The Sovereign Regulatory Reports have been, or will be, prepared in all respects in accordance with applicable regulatory accounting principles and practices, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Regulatory Authorities, throughout the periods covered by such statements, and fairly present, or will fairly present in all respects, the financial position, results of operations, and changes in shareholders’ equity of Sovereign as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Regulatory Authorities, applied on a consistent basis.

(b)  Sovereign has previously made available, or will make available, to Waypoint the Sovereign Financials. The Sovereign Financials have been, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods covered by the Sovereign Financials, except as noted therein and fairly present, or will fairly present, the consolidated financial position, results of operations and cash flows of Sovereign as of and for the periods ending on the dates thereof, in accordance with GAAP applied on a consistent basis throughout the periods covered by the Sovereign Financials, except as noted therein.

(c)  At the date of each balance sheet included in the Sovereign Financials or Sovereign Regulatory Reports, neither Sovereign nor Sovereign Bank has any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Sovereign Financials or Sovereign Regulatory Reports or in the footnotes thereto which are not appropriately reflected or reserved against therein or appropriately disclosed in a footnote thereto, except for liabilities, obligations or loss contingencies which are not material in the aggregate and which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations or loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal recurring audit adjustments and the absence of footnotes.

Section 3.06  Taxes.     Sovereign and the Sovereign Subsidiaries are members of the same affiliated group within the meaning of IRC Section 1504(a). Sovereign has duly filed, and will file, all federal, state and local tax returns required to be filed by or with respect to Sovereign and all Sovereign Subsidiaries on or prior to the Closing Date (taking into account any extensions of time within which to file which have not expired) (all such returns being or will be true and complete in all respects) and has duly paid or will pay, or made or will make, provisions and related balance sheet accruals (if required) for the payment of all federal, state and local taxes which have been incurred by or are due or claimed to be due from Sovereign and any Sovereign Subsidiary by any taxing authority or pursuant to any tax sharing agreement or arrangement (written or oral) on or prior to the Closing Date other than taxes which (a) are not delinquent or (b) are being contested in good faith.

Section 3.07  No Material Adverse Effect.     Sovereign has not suffered any Material Adverse Effect since September 30, 2003.

Section 3.08  Ownership of Property; Insurance Coverage.

(a)  Sovereign and the Sovereign Subsidiaries have good and, as to real property, marketable title to all assets and properties owned by Sovereign or any of its Subsidiaries in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Sovereign Financials and in the Sovereign Regulatory Reports or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for

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fair value, in the ordinary course of business, since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities for borrowed money and that are described in the Sovereign Disclosure Schedule, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) pledges to secure deposits and other liens incurred in the ordinary course of its banking business, (iv) such imperfections of title, easements and encumbrances , if any, as are not material in character, amount or extent and (v) as reflected on the consolidated statement of financial condition of Sovereign as of September 30, 2003 included in Sovereign’s Securities Documents . Sovereign and the Sovereign Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by Sovereign and its Subsidiaries in the conduct of their businesses to occupy and use all such properties as presently occupied and used by each of them.

(b)  Sovereign and the Sovereign Subsidiaries currently maintain insurance in amounts considered by Sovereign to be reasonably prudent for their respective operations in accordance with industry practice. Neither Sovereign nor any Sovereign Subsidiary has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated or (ii) premium costs with respect to such insurance (except with respect to directors and officers liability insurance and employment law liability insurance) will be substantially increased. All such insurance is in full force and effect.

Section 3.09  Legal Proceedings.     Neither Sovereign nor any Sovereign Subsidiary is a party to any, and there are no pending or, to the best of Sovereign’s knowledge, threatened legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations or inquiries of any nature (a) against Sovereign or any Sovereign Subsidiary, or (b) which could adversely affect the ability of Sovereign to perform under this Agreement, except for any proceedings, claims, actions, investigations or inquiries referred to in clauses (a) or (b) which, individually or in the aggregate, could not be reasonably expected to have a Material Adverse Effect on Sovereign.

Section 3.10  Compliance With Applicable Law.

(a)     Sovereign and the Sovereign Subsidiaries and their employees hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of the businesses of Sovereign and Sovereign Subsidiaries as presently conducted under, and have complied in all respects with, applicable laws, statutes, orders, rules or regulations of any federal, state or local governmental authority relating to them.

(b)     Except as disclosed on the Sovereign Disclosure Schedule, (i) Sovereign and each Sovereign Subsidiary is in substantial compliance with all of the statutes, regulations or ordinances which each Regulatory Authority applicable to them enforces; (ii) since December 31, 2001, no Regulatory Authority has threatened to revoke any license, franchise, permit or governmental authorization which is material to Sovereign or any Sovereign Subsidiary or required or threatened to require Sovereign or any Sovereign Subsidiary to enter into a cease and desist order or memorandum of understanding with it and (iii) since December 31, 2001, no Regulatory authority has restricted or limited the operations of Sovereign or any Sovereign Subsidiary, including without limitation any restriction on the payment of dividends (any such memorandum or order described in this sentence is hereinafter referred to as a “Regulatory Agreement”). Neither Sovereign nor any Sovereign Subsidiary is a party to any Regulatory Agreement. Sovereign received a rating of at least “Satisfactory” in connection with its last CRA examination.

Section 3.11  Information to be Supplied.     The information to be supplied by Sovereign for inclusion in the Registration Statement (including the Prospectus/Proxy Statement) and each amendment or supplement thereto, if any information Sovereign filed with the SEC under the Exchange Act which is incorporated by reference into the Registration Statement (including the Prospectus/Proxy Statement) will not, at the time the Registration Statement is declared effective pursuant to the Securities Act and as of the date the Prospectus/Proxy Statement is mailed to shareholders of Waypoint and up to and including the date of the meeting of shareholders of Waypoint to which such Prospectus/Proxy Statement relates, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading. The information supplied, or to be supplied, by Sovereign for inclusion in the Applications will, at the time such documents are filed with any Regulatory Authority and up to and including the date(s) of the obtainment of any required regulatory approvals or consents, be accurate in all aspects.

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Section 3.12  ERISA.     Sovereign has previously made available to Waypoint true and complete copies of the employee pension benefit plans within the meaning of ERISA Section 3(2), profit sharing plans, employee stock ownership plans, stock purchase plans, deferred compensation and supplemental income plans, supplemental executive retirement plans, annual incentive plans, group insurance plans, and all other employee welfare benefit plans within the meaning of ERISA Section 3(1) (including vacation pay, sick leave, short-term disability, long-term disability, and medical plans), and all other employee benefit plans, policies, programs, agreements and arrangements, all of which are set forth on the Sovereign Disclosure Schedule, sponsored or contributed to for the benefit of the employees or former employees (including retired employees) and any beneficiaries thereof or directors or former directors of Sovereign or any Sovereign Subsidiary, together with (a) the most recent actuarial (if any) and financial reports relating to those plans which constitute “qualified plans” under IRC Section 401(a), (b) the most recent annual reports relating to such plans filed by them, respectively, with any government agency, and (c) all rulings and determination letters which pertain to any such plans. Neither Sovereign, any Sovereign Subsidiary, nor any pension plan maintained by Sovereign or any Sovereign Subsidiary, has incurred, directly or indirectly, within the past six (6) years any liability under Title IV of ERISA (including to the Pension Benefit Guaranty Corporation) or to the IRS with respect to any pension plan qualified under IRC Section 401(a) which liability has resulted in or will result in a Material Adverse Effect with respect to Sovereign, except liabilities to the Pension Benefit Guaranty Corporation pursuant to ERISA Section 4007, all of which have been fully paid, nor has any reportable event under ERISA Section 4043 occurred with respect to any such pension plan which would result in a Material Adverse Effect. To the knowledge of Sovereign, after appropriate inquiry, with respect to each of such plans that is subject to Title IV of ERISA, the present value of the accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the plan’s most recent actuarial report did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such accrued benefits. To the knowledge of Sovereign, after appropriate inquiry, neither Sovereign nor any Sovereign Subsidiary has incurred or is subject to any liability under ERISA Section 4201 for a complete or partial withdrawal from a multiemployer plan. To the knowledge of Sovereign, after appropriate inquiry, all “employee benefit plans,” as defined in ERISA Section 3(3), comply and within the past six (6) years have complied in all material respects with (i) relevant provisions of ERISA, and (ii) in the case of plans intended to qualify for favorable income tax treatment, provisions of the IRC relevant to such treatment. To the knowledge of Sovereign, after appropriate inquiry, no prohibited transaction (which shall mean any transaction prohibited by ERISA Section 406 and not exempt under ERISA Section 408 or any transaction prohibited under IRC Section 4975) has occurred within the past six (6) years with respect to any employee benefit plan maintained by Sovereign or any Sovereign Subsidiary that would result in the imposition, directly or indirectly, of an excise tax under IRC Section 4975 or other penalty under ERISA or the IRC, which individually or in the aggregate, has resulted in or will result in a Material Adverse Effect with respect to Sovereign. Sovereign and the Sovereign Subsidiaries provide continuation coverage under group health plans for separating employees and “qualified beneficiaries” in accordance with the provisions of IRC Section 4980B(f). Such group health plans are in compliance with Section 1862(b)(1) of the Social Security Act and the applicable provisions of the Health Insurance Portability and Accountability Act of 1996, as amended.

Section 3.13  Securities Documents.     The Securities Documents filed or to be filed by Sovereign under the Exchange Act at any time since December 31, 2002 complied, at the time filed with the SEC, in all respects, with the Exchange Act and the applicable rules and regulations of the SEC.

Section 3.14  Environmental Matters.     To the knowledge of Sovereign, neither Sovereign nor any Sovereign Subsidiary, nor any properties operated by Sovereign or any Sovereign Subsidiary during Sovereign’s use or ownership has been or is in violation of or liable under any Environmental Law that would have a Material Adverse Effect on Sovereign. There are no actions, suits or proceedings, or demands, claims, notices or, to the knowledge of Sovereign, investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or to the knowledge of Sovereign, overtly threatened, relating to the liability of any property owned or operated by Sovereign or any Sovereign Subsidiary under any Environmental Law that would have a Material Adverse Effect on Sovereign.

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Section 3.15  Allowance for Loan Losses.     The allowance for loan losses reflected, and to be reflected, in the Sovereign Regulatory Reports each has been, and will be, established in accordance with the requirements of all applicable regulatory criteria, and the allowance for loan losses, shown, and to be shown, on the balance sheets contained in the Sovereign Financials have been, and will be, established in compliance with the applicable requirements of GAAP.

Section 3.16  Loans.     Each loan reflected as an asset in the Sovereign Financial Statements (a) is evidenced in all respects in accordance with customary lending standards in the ordinary course of business, and (b) to the knowledge of Sovereign, is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles or the FDIA Limitations).

Section 3.17  Continuity of Business Enterprise.     It is the present intent of Sovereign that, following the Merger, Sovereign will continue the historic business of Waypoint or use a significant portion of Waypoint’s historic business assets in a business, in each case within the meaning of Treasury Reg. § 1.368-1(d).

Section 3.18  No Waypoint Capital Stock.     Except as set forth in the Sovereign Disclosure Schedule, neither Sovereign nor any Sovereign Subsidiary beneficially owns, directly or indirectly, any shares of Waypoint Common Stock, or any options, warrants or other rights to acquire any Waypoint Common Stock, except pursuant to the Merger as contemplated in this Agreement.

Section 3.19  Regulatory Capital.     Sovereign and Sovereign Bank meet or exceed all applicable regulatory capital requirements, and Sovereign Bank is deemed “well capitalized” under such regulatory requirements.

Section 3.20  Agreements with Regulatory Authorities.     Neither Sovereign nor any Sovereign Subsidiary is subject to any cease-and-desist or other order or enforcement action issued by or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2003, a recipient of any supervisory letter from, or sine January 1, 2003, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Authority or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their subsidiaries (each item in this sentence, whether or not set forth in the Sovereign Disclosure Schedule, a “Sovereign Regulatory Agreement”), nor has Sovereign or any of its Subsidiaries been advised since January 1, 2003 by any Regulatory Authority or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such Sovereign Regulatory Agreement.

Section 3.21  Community Reinvestment Act, Anti-Money Laundering and Customer Information Security.     Except as set forth in the Sovereign Disclosure Schedule, neither Sovereign nor Sovereign Bank is aware of, has been advised of, or has reason to believe that any facts or circumstances exist, which would cause Sovereign Bank (a) to be deemed not to be in satisfactory compliance in any respect with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory,” or (b) to be deemed to be operating in violation in any respect of the USA Patriot Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, or (c) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Sovereign Bank pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of Sovereign Bank has adopted and

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implemented an anti-money laundering program that contains adequate and appropriate customer identification certification procedures that has not been deemed ineffective in any material respects by any Regulatory Authority and that meets the requirements in all material respects of Section 352 of the USA Patriot Act and the regulations thereunder.

Section 3.22  No Brokers.     No action has been taken by Sovereign or its Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or similar payment with respect to the transactions contemplated hereby.

Section 3.23  Tax Matters.     As of the date hereof, Sovereign does not have any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the IRC.

Section 3.24  Quality of Representations.     The representations made by Sovereign in this Agreement are true, correct and complete in all material respects and do not omit statements necessary to make the representations not misleading under the circumstances.

ARTICLE IV

COVENANTS OF THE PARTIES

Section 4.01  Conduct of Waypoint’s Business.

(a)  From the date of this Agreement to the Closing Date, Waypoint and each Waypoint Subsidiary will conduct its business and engage in transactions, including extensions of credit, only in the ordinary course and consistent with past practice and policies, except as otherwise permitted or required by this Agreement or consented to in writing by Sovereign. Waypoint will use its reasonable good faith efforts, and will cause Waypoint Bank to use its reasonable good faith efforts, to (i) preserve its business organizations intact, (ii) maintain good relationships with employees, (iii) preserve for itself the goodwill of customers of Waypoint and Waypoint Subsidiaries and others with whom business relationships exist. From the date hereof to the Effective Time, except as expressly contemplated by this Agreement or disclosed in the Waypoint Disclosure Schedule or otherwise consented to or approved by Sovereign through a representative designated in writing by Sovereign, Waypoint will not, and Waypoint will not permit any Waypoint Subsidiary to:

(i)  amend or change any provision of its articles of incorporation, charter, or bylaws;

(ii)  change the number of authorized or issued shares of its capital stock or issue or grant any option, warrant, call, commitment, subscription, Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, except as contemplated by Section 4.11 of this Agreement, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that (A) Waypoint may issue shares of Waypoint Common Stock upon the valid exercise of outstanding options to acquire Waypoint Common Stock under the Waypoint Stock Option Plans or pursuant to written stock option agreements set forth in the Waypoint Disclosure Schedule, in accordance with Section 4.11 of this Agreement; (B) Waypoint may grant awards of up to 10,000 shares of Waypoint Common Stock under the Waypoint Key Employee/Outside Director Recognition and Retention Plan which have heretofore been authorized but have not, at present, been granted; (C) Waypoint may issue shares of Waypoint Common Stock that may be issuable from the Waypoint Deferred Compensation Trust to participants under Waypoint’s directors or officers deferred compensation plans; (D) Waypoint may pay a regular quarterly cash dividend to shareholders in an amount not to exceed its fourth quarter 2003 dividend ($0.14 per share) (“the Quarterly Per Share Dividend Amount”) in the ordinary course of business consistent with past practice for each full calendar quarter during which Waypoint in consultation with Sovereign does not reasonably anticipate that the Effective Date will occur; (E) any Waypoint Subsidiary may pay dividends to Waypoint in the ordinary course of business consistent with past practice; (F) subject to applicable regulatory restrictions, if any, Waypoint Bank may pay cash dividends, in the aggregate, to Waypoint sufficient to fund any dividend or other obligation by Waypoint permitted hereunder; (G) Waypoint may issue shares of Waypoint Common Stock pursuant to the Sovereign Option; and (H) Waypoint may pay

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a pro rata cash dividend to Waypoint shareholders in the quarter in which Waypoint, in consultation with Sovereign reasonably anticipates that the Effective Date will occur, which pro rata dividend will not exceed, on a per share basis, an amount equal to the product of (x) the Quarterly Per Share Dividend Amount and (y) a fraction, the numerator of which is the number of days from the first day of the calendar quarter in which the Effective Date occurs to the Effective Date and the denominator of which is the total number of days in such quarter. Nothing set forth in this Section 4.01(a)(ii) or in any other Section of this Agreement shall be construed to permit Waypoint shareholders to receive two dividends either from Waypoint or from Waypoint and Sovereign in any calendar quarter or to deny or prohibit them from receiving one dividend from Waypoint or Sovereign in any calendar quarter and Waypoint shall cooperate with Sovereign to coordinate dividend payment dates and record dates in the quarter in which the Closing is reasonably anticipated to occur to achieve such results;

(iii)  grant any severance or termination pay (other than pursuant to written policies or agreements of Waypoint or Waypoint Subsidiaries in effect on the date hereof and listed on the Waypoint Disclosure Schedule, as contemplated by this Agreement, or as otherwise agreed to in writing by Sovereign and Waypoint) to, or enter into any new or amend any existing employment, severance or change in control agreement with, or increase the compensation of, any employee, officer or director of Waypoint or any Waypoint Subsidiary, except for routine periodic increases, individually and in the aggregate, in accordance with past practice;

(iv)  merge or consolidate Waypoint or any Waypoint Subsidiary with any other corporation other than Waypoint or a Waypoint Subsidiary; sell or lease all or any substantial portion of the assets or business of Waypoint or any Waypoint Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization and other than in connection with the collection of any loan or credit arrangement between any Waypoint Subsidiary and any other person; enter into a purchase and assumption transaction with respect to deposits and liabilities; permit the revocation or surrender by any Waypoint Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(v)  sell or otherwise dispose of the capital stock of Waypoint Bank, or sell or otherwise dispose of any asset of Waypoint or of any Waypoint Subsidiary other than in the ordinary course of business consistent with past practice; subject any asset of Waypoint or of any Waypoint Subsidiary to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, advances from the Federal Home Loan Bank, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except for advances from the Federal Home Loan Bank or otherwise in the ordinary course of business consistent with past practice;

(vi)  take any action which would result in any of the representations and warranties of Waypoint set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article V hereof not being satisfied, except in each case as may be required by applicable law;

(vii)  change any method, practice or principle of accounting, except as may be required from time to time by law or GAAP (without regard to any optional early adoption date) or any Regulatory Authority responsible for regulating Waypoint or Waypoint Bank;

(viii)  except as set forth in the Waypoint Disclosure Schedule, waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material agreement to which Waypoint or any Waypoint Subsidiary is a party, other than in the ordinary course of business, consistent with past practice;

(ix)  implement any employee benefit plan within the meaning of ERISA Section 3(3) including, but not limited to, pension, retirement, profit sharing, bonus, severance, welfare benefit or similar plan or

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arrangement, whether qualified or unqualified, which was not in effect on the date of this Agreement, or materially amend any existing plan or arrangement except to the extent such amendments do not result in an increase in cost; provided, however, that nothing herein shall prohibit Waypoint from (A) making contributions to any employee benefit plan through the Effective Date in accordance with its terms and in the ordinary course of business, consistent with past practice; or (B) amending the provisions of any Waypoint Stock Option Plan and related agreements issued under any such Waypoint Stock Option Plan (to the extent necessary) to permit an optionholder to exercise any vested (determined as of the Effective Time) outstanding stock option for a period of at least one year from the Effective Date, but not later than the expiration date of such option.

(x)  purchase any security for its investment portfolio not rated “AA” or higher by Standard & Poor’s Corporation or “A2” or higher by Moody’s Investor Services, Inc. or otherwise alter, in any material respect, the mix, maturity, credit or interest rate risk profile of its portfolio of investment securities or its portfolio of mortgage-backed securities, except in the ordinary course of business consistent with past practice;

(xi)  make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) to any borrower or group of affiliated borrowers in excess of $5,000,000 in the aggregate, or increase, compromise, extend, renew or modify any existing loan or commitment outstanding in excess of $2,500,000 except for any commitment disclosed in the Waypoint Disclosure Schedule;

(xii)  except as set forth in the Waypoint Disclosure Schedule or except in the ordinary course of business consistent with past practice, enter into, renew, extend or modify any other transaction with any Affiliate other than deposit and loan transactions in the ordinary course of business and which are in compliance with applicable laws and regulations;

(xiii)  enter into any interest rate swap or similar commitment, agreement or arrangement except in the ordinary course of business consistent with past practice;

(xiv)  except for the execution of this Agreement, or resulting therefrom, take any action that would give rise to a right of payment to any individual under any employment agreement;

(xv)  other than charitable contributions contractually committed on the date hereof, make any charitable contribution prior to the Effective Date in excess of Waypoint’s budgeted amount for 2004 previously submitted to Sovereign or agree to make any such contribution for any period after the Effective Date; or

(xvi)  agree to do any of the foregoing.

For purposes of this Section 4.01, it shall not be considered in the ordinary course of business for Waypoint or any Waypoint Subsidiary to do any of the following: (i) make any capital expenditure exceeding $500,000 individually or in the aggregate not disclosed on Schedule 4.01 of the Waypoint Disclosure Schedule, without the prior written consent of Sovereign; (ii) make any sale, assignment, transfer, pledge, hypothecation or other disposition of any assets having a book or market value, whichever is greater, in the aggregate in excess of $1,000,000, other than sales of mortgage loans in the ordinary course of business consistent with past practice, sales of other loans in amounts not exceeding $1,000,000 in the ordinary course of business consistent with past practice, pledges of assets to secure government deposits, to exercise trust powers, sales of assets received in satisfaction of debts previously contracted in the normal course of business, issuance of loans, or transactions in the investment securities portfolio by Waypoint or a Waypoint Subsidiary or repurchase agreements made, in each case, in the ordinary course of business; or (iii) undertake or enter any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by Waypoint or any Waypoint Subsidiary of more than $100,000 annually, or containing a material financial commitment and extending beyond 12 months from the date hereof which is not terminable by Waypoint upon sixty (60) days’ notice without premium or penalty.

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Section 4.02  Access; Confidentiality.

(a)  From the date of this Agreement through the Closing Date, Waypoint or Sovereign, as the case may be, shall afford to, and shall cause each Waypoint Subsidiary or Sovereign Subsidiary to afford to, the other party and its authorized agents and representatives, complete access to their respective properties, assets, books and records and personnel, during normal business hours and after reasonable notice; and the officers of Waypoint and Sovereign will furnish any person making such investigation on behalf of the other party with such financial and operating data and other information with respect to the businesses, properties, assets, books and records and personnel as the person making such investigation shall from time to time reasonably request.

(b)  Waypoint and Sovereign each agree to conduct such investigation and discussions hereunder in a manner so as not to interfere unreasonably with normal operations and customer and employee relationships of the other party.

(c)  In addition to the access permitted by subparagraph (a) above, from the date of this Agreement through the Closing Date, Waypoint shall permit employees of Sovereign reasonable access to and participation in matters relating to problem loans, loan restructurings and loan workouts, investments, derivatives, and other asset/liability activities of Waypoint and any Waypoint Subsidiary, provided that nothing contained in this subparagraph shall be construed to grant Sovereign or any Sovereign employee any final decision-making authority with respect to such matters.

(d)  Prior to the Effective Time, Waypoint and Sovereign shall hold in confidence all confidential information of the other party on the terms and subject to the conditions contained in the previously executed confidentiality agreements. If the transactions contemplated by this Agreement shall not be completed, Waypoint and Sovereign will continue to comply with the terms of such confidentiality agreements.

Section 4.03  Regulatory Matters and Consents.

(a)  Waypoint and Sovereign shall to prepare a registration statement on Form S-4 or other applicable form (the “Prospectus/Proxy Statement”) to be filed by Sovereign with the SEC in connection with the issuance of Sovereign Common Stock in the Merger (including the proxy statements of Waypoint and Sovereign and the related prospectus and all related documents). Waypoint shall prepare and furnish such information relating to it and its directors, officers and shareholders as may be required in connection with the above referenced documents. Waypoint agrees to cooperate with Sovereign and Sovereign’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Prospectus/Proxy Statement. After the execution of this Agreement, each of Waypoint and Sovereign agrees to use its reasonable best efforts to cause the Prospectus/Proxy Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. Sovereign also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. After the Prospectus/Proxy Statement is declared effective under the Securities Act, Waypoint shall promptly mail the Prospectus/Proxy Statement to its shareholders.

(b)  Each of Waypoint and Sovereign agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Prospectus/Proxy Statement shall, at the time the Prospectus/Proxy Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto shall, at the date(s) of mailing to shareholders of Waypoint and at the time of the meeting of shareholders of Waypoint to vote on the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading at the time and in light of the circumstances under which such statement is made. Each of Waypoint and Sovereign further agree that if such party shall become aware prior to the Effective Date of any information furnished by such party that would cause any of the statements in the Prospectus/Proxy Statement to be false or misleading with respect to any material fact, or to omit to state

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any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Prospectus/Proxy Statement.

(c)  Sovereign agrees to advise Waypoint, promptly after Sovereign receives notice thereof, of the time when the Prospectus/Proxy Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Sovereign Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent Sovereign is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Prospectus/ Proxy Statement or for additional information or of any comments provided to Waypoint by the SEC in regard to the Prospectus/Proxy Statement or Registration Statement. Each of Sovereign and Waypoint shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Prospectus/Proxy Statement or Registration Statement prior to the filing of such with the SEC.

(d)  Sovereign and Waypoint and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts to prepare all Applications to Regulatory Authorities and make all filings for, and use their commercially reasonable efforts to obtain as promptly as practicable after the date hereof, all necessary permits, consents, approvals, waivers and authorizations of all Regulatory Authorities necessary or advisable to complete the transactions contemplated by this Agreement.

(e)  Waypoint will furnish Sovereign with all information concerning Waypoint and Waypoint Subsidiaries as may be reasonably necessary or advisable in connection with the Registration Statement and any Application or filing made by or on behalf of Sovereign to any Regulatory Authority in connection with the transactions contemplated by this Agreement and the Bank Plan of Merger.

(f)  Sovereign and Waypoint shall have the right to review in advance, and to the extent practicable each will consult with the other on, in each case subject to applicable laws related to the exchange of information, all information which appears in any filing made with or written materials submitted to any Regulatory Authority or any third party in connection with the transactions contemplated by this Agreement and the Bank Plan of Merger. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of the SEC, Regulatory Authorities and third parties necessary or advisable to consummate the transactions contemplated by this Agreement and the Bank Plan of Merger and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby and thereby.

(g)  Each party will promptly furnish the other party with copies of all written communications to, or received by it or any Subsidiary from, any Regulatory Authority in respect of the transactions contemplated hereby.

Section 4.04  Taking of Necessary Action.     Sovereign and Waypoint shall each use commercially reasonable efforts in good faith, and each of them shall cause its Subsidiaries to use their commercially reasonable efforts in good faith, to take or cause to be taken all action necessary or desirable on its part using commercially reasonable efforts so as to permit completion of the Merger and the Bank Merger, as soon as reasonably practicable after the date hereof, including, without limitation, (a) obtaining the consent or approval of each individual, partnership, corporation, association or other business or professional entity whose consent or approval is required or desirable for consummation of the transactions contemplated hereby (including assignment of leases without any change in terms), provided that neither Waypoint nor any Waypoint Subsidiary shall agree to make any payments or modifications to agreements in connection therewith without the prior written consent of Sovereign and (b) requesting the delivery of appropriate opinions, consents and letters from its counsel and independent auditors. No party hereto shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially impair the prospects of completing the Merger and the Bank Merger pursuant to this Agreement and the Bank Plan of Merger; provided that nothing herein contained shall preclude Sovereign or Waypoint or from exercising its rights under this Agreement.

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Section 4.05  Certain Agreements.

(a)  In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Date, a director or officer or employee of Waypoint or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party to a suit based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Waypoint, any of the Waypoint’s Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Date, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto to the extent permitted or required by the BCL and the articles of incorporation and bylaws of Waypoint. For a period of six (6) years after the Effective Date, Sovereign (the “Indemnifying Party”) shall indemnify, defend and hold harmless all prior and then-existing directors and officers of Waypoint and any Waypoint Subsidiary, against (A) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts which are paid in settlement (with the approval of Sovereign, which approval shall not be unreasonably withheld) of or incurred in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is, or was, a director, officer, or employee (an “Indemnified Party”) of Waypoint or any Waypoint Subsidiary, whether pertaining to any matter existing or occurring at or prior to the Effective Date and whether asserted or claimed prior to, or at or after, the Effective Date (“Indemnified Liabilities”) and (B) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, to the same extent as such officer, director, or employee would be entitled to be indemnified by Waypoint or any Waypoint Subsidiary as of the date hereof, including the right to advancement of expenses; provided, however, that any such officer, directors or employee of Waypoint or any Waypoint Subsidiary shall not be indemnified by Sovereign and/or Sovereign Bank if such indemnification is prohibited by applicable law.

(b)  Sovereign shall maintain Waypoint’s existing directors’ and officers’ liability insurance policy (or a policy providing comparable coverage amounts on terms generally no less favorable, including Sovereign’s existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of six (6) years after the Effective Date; provided, however, that in no event shall Sovereign be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 4.05(b), any amount per annum in excess of 200% of the amount of the annual premiums paid as of the date hereof by Waypoint for such insurance (the “Maximum Amount”). If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Sovereign shall use all reasonable efforts to maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Amount. In the event that Sovereign acts as its own insurer for all of its directors and officers with respect to matters typically covered by a directors’ and officers’ liability insurance policy, Sovereign’s obligations under this Section 4.05(b) may be satisfied by such self insurance, so long as its senior debt ratings by Standard & Poor’s Corporation and Moody’s Investors Services, Inc. are not lower than such ratings as of the date hereof.

(c)  In the event that Sovereign or any of its respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case the successors and assigns of such entity shall assume the obligations set forth in this Section 4.05.

(d)  Sovereign agrees to honor and Sovereign agrees to cause Sovereign Bank to honor all terms and conditions of all existing employment contracts, special termination agreements, deferred compensation plans and agreements, change in control agreements and incentive plans disclosed in the Waypoint Disclosure Schedule, but only to the extent such contracts, agreements, and plans are not inconsistent with the terms of Sections 4.05 and 4.10 hereof. Waypoint shall cooperate with Sovereign and use its reasonable best efforts to secure the agreement of its employees to take such action as shall be necessary and appropriate to decrease (or potentially eliminate) the amount of compensation expense which might otherwise be nondeductible by Sovereign pursuant to the provisions of IRC Section 4999 with respect to such payments to such employees.

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Under no circumstances shall Waypoint or any Waypoint Subsidiary, or any Waypoint employee or Waypoint Subsidiary employee, be required, as a condition of continued employment or otherwise, to agree to modify the terms of any such employee’s existing agreements with Waypoint or any Waypoint Subsidiary.

(e)  Effective with the Effective Date, Sovereign shall cause Sovereign Bank to assume Waypoint’s $46.4 million principal amount of variable rate junior subordinated debentures due 2033, if required by the terms thereof together with all of Waypoint’s obligations under the related trust indenture, and shall take all action necessary or appropriate in accordance therewith, including, if required by the trustee, execution of a supplemental indenture and other appropriate documents or certificates.

(f)  Effective with the Effective Date, Sovereign shall cause Sovereign Bank to assume the contractual commitments listed on Schedule 4.03(f) of the Waypoint Disclosure Schedule which Waypoint Bank has made to community, civic and charitable organizations. Sovereign also agrees to cause Sovereign Bank to make additional contributions to community, civic and charitable organizations throughout Waypoint’s branch system consistent with contributions it makes to such organizations throughout its other branch systems and consistent with Waypoint’s policies and procedures.

Section 4.06  No Other Bids and Related Matters.     So long as this Agreement remains in effect, Waypoint shall not and Waypoint shall not authorize or permit any of its directors, officers, employees, investment bankers, lawyers or agents or other representatives to directly or indirectly: (a) solicit, initiate or encourage any inquiries relating to, or the making of any proposal which relates to, an Acquisition Transaction, (b) respond to any inquiry relating to an Acquisition Transaction, except as otherwise advised in a written legal opinion of outside counsel to Waypoint to the effect that a failure to do so would result in a breach of their fiduciary obligations under Pennsylvania law (provided that a copy of such written opinion shall have been provided to Sovereign together with a written notice that Waypoint intends to respond to the inquiry no earlier that three (3) Business Days following receipt by Sovereign of such notice), (c) recommend or endorse an Acquisition Transaction, (d) participate in any discussions or negotiations regarding an Acquisition Transaction, (e) provide any third party (other than Sovereign or an affiliate of Sovereign) with any nonpublic information in connection with any inquiry or proposal relating to an Acquisition Transaction, (f) enter into an agreement with any other party with respect to an Acquisition Transaction, or (g) fail to recommend and support the Merger to Waypoint shareholders. Waypoint will immediately cease and cause to be terminated any existing activities, discussions or negotiations previously conducted with any parties other than Sovereign with respect to any of the foregoing, and will take all actions necessary or advisable to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.06. Waypoint will notify Sovereign orally (within one day) and in writing (as promptly as practicable) if any inquiries or proposals relating to an Acquisition Transaction are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, Waypoint.

Section 4.07  Duty to Advise; Duty to Update Disclosure Schedule.     Each party shall promptly advise the other party of any change or event having a Material Adverse Effect on it or which it believes would, or would be reasonably likely to, cause or constitute a material breach of any of its representations, warranties or covenants set forth herein. Each party shall update its respective Disclosure Schedule as promptly as practicable after the occurrence of an event or fact which, if such event or fact had occurred prior to the date of this Agreement, would have been disclosed in such Disclosure Schedule. The delivery of such updated Schedule shall not relieve a party from any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the condition set forth in Sections 5.01(c) and 5.02(c) hereof, as applicable.

Section 4.08  Conduct of Sovereign’s Business.     From the date of this Agreement to the Closing Date, Sovereign will use its reasonable good faith efforts to (a) preserve its business organizations intact, (b) maintain good relationships with employees, and (iii) preserve for itself the goodwill of customers of Sovereign and Sovereign Subsidiaries and others with whom business relationships exist.

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Section 4.09  Current Information.

(a)  During the period from the date of this Agreement to the Effective Date, each party shall, upon the request of the other party, cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of the other party regarding the financial condition, operations and business and matters of the parties hereto and the completion of the transactions contemplated hereby. Within fifteen (15) days after the end of each month, Waypoint will deliver to Sovereign a consolidating and consolidated balance sheet and a consolidating and consolidated statement of operations, without related notes, for such month for Waypoint.

(b)  Waypoint shall provide to Sovereign a copy of the minutes of any meeting of the Board of Directors of Waypoint or any Waypoint Subsidiary, or any committee thereof, or of any senior management committee promptly after such minutes are approved at a subsequent meeting of the board or committee, but in any event within thirty (30) days of the meeting of such board or committee to which such minutes relate, except that with respect to any meeting held within thirty (30) days of the Closing Date, such minutes shall be provided prior to the Closing Date.

(c)  During the period commencing on the date of this Agreement and ending on the Effective Date, Waypoint, within seven (7) days after the end of each calendar month, shall provide to Sovereign, in such electronic format as shall be reasonably requested by Sovereign, investment, loan, deposit and borrowing information, in account and deposit level detail.

Section 4.10  Undertakings by Sovereign and Waypoint.

(a)  From and after the date of this Agreement, Waypoint shall:

(i)  Shareholder Meeting.     Take all action necessary to properly call and convene a special meeting of its shareholders as soon as reasonably practicable to consider and vote upon this Agreement and the transactions contemplated hereby;

(ii)  Recommendation of Board.     Use its reasonable best efforts to cause each member of its Board of Directors to vote all shares of Waypoint common stock which they own for this Agreement and otherwise support the Merger, and through its Board of Directors, unanimously recommend that Waypoint’s shareholders approve this Agreement and the transactions contemplated hereby; provided that nothing in this Agreement shall prevent the Board of Waypoint from exercising its rights under Section 4.06 of this Agreement.

(iii)  Approval of Bank Plan of Merger.     Take all action necessary and appropriate to approve the Bank Plan of Merger as sole shareholder of Waypoint Bank and obtain the approval of, and cause the execution and delivery of, the Bank Plan of Merger by Waypoint Bank in accordance with applicable laws and regulations and as soon as practicable after completion of the Merger on the Effective Date;

(iv)  Proxy Solicitor.     If Sovereign requests, retain a proxy solicitor in connection with the solicitation of Waypoint shareholder approval of this Agreement;

(v)  Outside Service Bureau Contracts.     If Sovereign requests, use its reasonable commercial efforts to obtain an extension of any contract with an outside service bureau or other vendor of services to any Waypoint or Waypoint Subsidiary on terms and conditions mutually acceptable to Waypoint and Sovereign;

(vi)  Committee Meetings.     Permit a representative of Sovereign, who is reasonably acceptable to Waypoint, to attend all management committee meetings of Waypoint and Waypoint Bank, including, without limitation, any loan, asset/liability, investment, risk management committees;

(vii)  Reserves and Merger-Related Costs.     Prior to the Effective Date, (A) establish such additional accruals and reserves as may be necessary to conform the accounting reserve practices and methods (including credit loss practices and methods) of Waypoint to those of Sovereign (as such practices and methods are to be applied to Waypoint from and after the Effective Date), and to Sovereign’s plans with respect to the conduct of the business of Waypoint following the Merger, (B) otherwise to reflect Merger-related expenses and costs incurred by Waypoint and (C) sell such assets and/or sell or prepay

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such liabilities Sovereign shall so require; provided, however, that Waypoint shall not be required to take such action (I) more than five (5) days prior to the Effective Date; and (II) unless Sovereign agrees in writing that all conditions to closing set forth in Section 5.02 (a), (d), (e), and (j) have been satisfied or waived (except for the expiration of any applicable waiting periods); prior to the delivery by Sovereign of the writing referred to in the preceding clause, Waypoint shall provide Sovereign a written statement, certified without personal liability by the chief executive officer of Waypoint and dated the date of such writing, that the representation made in Section 2.15 hereof is true as of such date or, alternatively, setting forth in detail the circumstances that prevent such representation from being true as of such date; and no accrual or reserve made by Waypoint or any Waypoint Subsidiary pursuant to this subsection, or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach or violation of any representation, warranty, covenant, condition or other provision of this Agreement or to constitute a termination event within the meaning of Section 6.01(g) hereof. In the event that Waypoint or any of its Subsidiaries takes, at the request of Sovereign, any action pursuant to this Section 4.10(a)(vii), Sovereign shall reimburse Waypoint and its Subsidiaries for any fees, expenses and charges, and the costs of reversing any action taken if the Merger is not consummated other than as a result of termination of the Agreement (w) under Section 6.01(b)(ii), unless the failure of the occurrence specified therein shall be due to Sovereign’s failure to observe, in any material respect, agreements set forth in the Agreement required to be performed or observed by Sovereign on or before the Closing Date, (x) by Waypoint under Section 6.01(e), (y) by Sovereign under Section 6.01(f), or (z) by Sovereign under Section 6.01(g) as a result of a breach by Waypoint of any material covenant or representation and warranty as provided therein;

(viii)  Personnel Information.     Deliver to Sovereign, if not done so heretofore, schedule(s) of all employees, including pertinent information concerning each such employee (other than medical-related records without the consent of the affected employee) as reasonably requested by Sovereign and sorted as reasonably requested by Sovereign; such schedule(s) shall be updated as necessary to reflect in a timely manner any deletions or additions; make available for inspection and copying by Sovereign all personnel records;

(ix)  Personnel Additions and Terminations.     Advise and consult with Sovereign regarding the termination or resignation, or threatened termination or resignation, of any member of the executive management of Waypoint or any Waypoint subsidiary. If requested by Sovereign, advise and consult with Sovereign regarding the hiring or termination of any other employee;

(x)  Employment Policies.     Deliver to Sovereign all personnel policy manuals, memoranda and postings, and all employee handbooks or other communications with employees regarding personnel policies and practices; furnish additional information as reasonably requested by Sovereign with respect to such policies and practices and any others not covered by any such written materials;

(xi)  WARN Notices.     Assist Sovereign as reasonably requested by it in connection with Sovereign providing notices to affected employees under the Workers Adjustment and Retraining Notification Act or complying with any other Labor and Employment Law;

(xii)  Employment Law Claims.     Inform Sovereign promptly upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of Waypoint or any Waypoint Subsidiary under any Labor and Employment Law; and

(xiii)  permit Sovereign, if it so elects, to cause a “phase I environmental audit” to be performed at any physical location owned or occupied by Waypoint or any Waypoint subsidiary.

(b)  From and after the date of this Agreement, Sovereign shall:

(i)  take all necessary action to call and convene its annual meeting of shareholders to, among other things, vote upon the proposed amendment to Sovereign’s articles of incorporation to increase the number of authorized shares of its common stock; and

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(ii)  use its reasonable best efforts to complete the transactions contemplated by this Agreement on or before November 1, 2004, with due regard to system conversion and employee benefit issues.

(c)  From and after the date of this Agreement, Sovereign and Waypoint shall each:

(i)  Identification of Waypoint’s Affiliates.     Cooperate with the other and use their best efforts to identify those persons who may be deemed to be affiliates of Waypoint within the meaning of Rule 145 promulgated by the SEC under the Securities Act;

(ii)  Public Announcements.     Cooperate and use reasonable efforts to cause their respective officers, directors, employees and agents to cooperate in good faith, consistent with their respective legal obligations, in the preparation and distribution of, and agree upon the form and substance of, any press releases related to this Agreement and the transactions contemplated hereby, and any other public disclosures related thereto, including, without limitation, communications to Waypoint shareholders, Waypoint’s internal announcement and customer disclosures; provided that nothing herein shall prohibit either party from making any disclosure which its counsel deems necessary under applicable law. Sovereign and Waypoint shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party;

(iii)  Maintenance of Insurance.     Maintain, and cause their respective Subsidiaries to maintain, insurance in such amounts as is reasonable to cover such risks as are customary in relation to the character and location of their respective properties and the nature of their respective businesses;

(iv)  Maintenance of Books and Records.     Maintain, and cause their respective Subsidiaries to maintain, books of account and records in accordance with GAAP applied on a basis consistent with those principles used in preparing the financial statements heretofore delivered;

(v)  Delivery of Securities Documents.     Deliver to the other, copies of all Securities Documents promptly after the filing thereof; and

(vi)  Taxes.     File all federal, state and local tax returns required to be filed by them or their respective Subsidiaries on or before the date such returns are due (including any extensions) and pay all taxes shown to be due on such returns on or before the date such payment is due and provided or properly accrued for taxes not yet due and payable, and

(vii)  Relationship Officers.     Work with each other in identifying and retaining relationship managers and other key Waypoint employees.

Section 4.11  Employee Benefits and Retention Bonuses.

(a)  Employee Benefits.     On and after the Effective Date, the employee pension and welfare benefit plans of Sovereign and Waypoint (as well as any other plan of Waypoint providing for benefits not subject to ERISA) may, at Sovereign’s election and subject to the requirements of the IRC, continue to be maintained separately, consolidated, frozen or terminated. In connection with implementation of the foregoing, the following provisions and guidelines shall apply:

(i)  Sovereign Employee Stock Ownership Plan (“Sovereign ESOP”).     Employees of Waypoint and Waypoint Subsidiaries who become employees of Sovereign or a Sovereign Subsidiary shall become entitled to participate in the Sovereign ESOP in accordance with its terms by treating them as newly employed individuals without any prior service credit under such plan. Employees of Waypoint and Waypoint Subsidiaries will not receive past service credit for purposes of eligibility to participate or for vesting purposes under the Sovereign ESOP.

(ii)  Sovereign 401(k) Retirement Plan (“Sovereign 401(k) Plan”).     Employees of Waypoint and Waypoint Subsidiaries who become employees of Sovereign or a Sovereign Subsidiary shall receive, for purposes of eligibility to participate in the Sovereign 401(k) Plan only, credit for all service with Waypoint or Waypoint Subsidiary credited to each such employee under Waypoint’s 401(k) Plan as of the Effective Date, and shall enter the Sovereign 401(k) Plan in accordance with its terms as soon as

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administratively feasible following completion of six (6) months of service with either Waypoint, a Waypoint Subsidiary or Sovereign, a Sovereign Subsidiary or both.

(iii)  Waypoint Retirement Savings Plan (“Waypoint 401(k) Plan”).     After the Effective Date, Sovereign shall amend the Waypoint 401(k) Plan to freeze participation and contributions under such plan. After the Effective Date, Sovereign will continue to maintain the individual participant accounts under Waypoint’s 401(k) Plan. Thereafter, Sovereign shall have the right, but not the obligation, to combine the Waypoint 401(k) Plan and the Sovereign 401(k) Plan on such terms as it deems appropriate and in accordance with applicable law.

(iv)  Waypoint Employee Stock Ownership Plan (“Waypoint ESOP”).     As of the Effective Date, the Waypoint ESOP shall be terminated. As soon as practicable following the execution of this Agreement, Waypoint shall file all necessary documents with the IRS for a favorable determination letter for the termination of the Waypoint ESOP as of the Effective Date. As soon as practicable after the receipt of a favorable determination letter for termination from IRS, the account balances in the Waypoint ESOP, including any surplus in the suspense account after full payment of the ESOP loan and all Waypoint ESOP administrative expenses, shall be distributed to participants and beneficiaries in accordance with applicable law and terms of the Waypoint ESOP. Prior to the Effective Date, contributions to, and payments on the loan of, the Waypoint ESOP shall be made consistent with past practices on the regularly scheduled payment dates; provided, however, that Waypoint may make a contribution to, and payment on the loan of, the Waypoint ESOP with respect to the period from January 1, 2004 through the Effective Date.

(v)  Waypoint Nonqualified Deferred Compensation Plans.     Not later than the Effective Date, Waypoint will freeze future participation and benefit accruals under any nonqualified deferred compensation plans then maintained by Waypoint effective as of the Closing Date. The freezing of participation and benefit accruals under such nonqualified deferred compensation plans shall be effected in such a manner that no person receive redundant benefits, lose existing benefits, or result in an acceleration of payment of benefits unless a participant’s prior election form so provides. The intent of the preceding sentence is that affected employees of Waypoint and Waypoint Subsidiaries generally shall be entitled only to the benefits accrued under the Waypoint deferred compensation plans as of the Effective Date of the Merger. Waypoint may amend certain of its nonqualified deferred compensation plans, which amendments shall be provided to Sovereign for review and comment prior to adoption, to partition, spin-off, or segregate those portions of such plans which provide for investment measurement determined by the performance of Waypoint Common Stock.

(vi)  Welfare Benefit Plans.     After the Effective Date, the welfare benefit plans of Sovereign and Waypoint (and their respective subsidiaries) may, at Sovereign’s election, be terminated, remain unchanged until the contracts underlying such welfare benefit plans expire or continue to be maintained by Sovereign as long as is administratively feasible or required, following the Effective Date. Sovereign shall take such action with respect to such plans (which may include the implementation of new benefits, reduction or elimination of some benefits, and the adjustment of the respective cost allocation between employer and employee) as it deems appropriate under the circumstances. In the event of any termination of or consolidation of a Waypoint welfare plan with any Sovereign welfare plan, all employees of Waypoint and Waypoint Subsidiaries who become employees of Sovereign or a Sovereign Subsidiary and who are eligible for coverage under the Waypoint welfare plan shall have immediate coverage under any successor welfare plan without the necessity of satisfying a waiting period for coverage of any pre-existing condition and shall become participants in the Sovereign welfare benefit plans, subject to the terms and conditions of such plans, including the required cost allocation between employer and employee and co-pays, deductibles and out-of-pocket expenses. Sovereign does not provide welfare benefits to retired employees.

(vii)  Waypoint Bonus Plans and Arrangements.     Waypoint may continue to administer such bonus programs and arrangements as are disclosed pursuant to this Agreement through the Effective Date, with such equitable modifications as may be appropriate to take into account the circumstances of the Merger and the timing thereof; provided, however, that aggregate payments under Waypoint bonus plans and

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arrangements for the fiscal year ending December 31, 2004 shall not exceed the amount set forth in the Waypoint Disclosure Schedule.

(viii)  Waypoint Defined Benefit Pension Plan.     From the date of this Agreement, Waypoint shall continue to maintain, without change other than change required by law, its frozen defined benefit pension plan and shall timely make any required contributions.

(ix)  Other Waypoint Plans.     From the date of this Agreement through the Effective Date of the Merger, without the prior written consent of Sovereign and except as otherwise expressly permitted by this Agreement, no further benefits, grants or awards shall be made available under any other Waypoint plans to employees or directors, including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, re-load stock options and performance shares.

(x)  Nothing in this subsection shall be construed as precluding Sovereign from amending or terminating any plan, program or arrangement following the Effective Date of the Merger.

(b)  Retention Bonuses.     Each employee of Waypoint or a Waypoint Subsidiary jointly designated in writing by Sovereign and Waypoint shall be entitled to receive a “retention” bonus from Waypoint, a Waypoint Subsidiary, Sovereign or a Sovereign Subsidiary, as the case may be, in an amount to be mutually agreed upon in writing by Sovereign and Waypoint, which amount shall not exceed $40,000 per employee or $1,000,000 in the aggregate for all employees (excluding any amounts agreed to by Sovereign, after the date hereof, paid as a retention bonus to any Waypoint or Waypoint Subsidiary employee who is a party to an employment or other agreement which provides severance benefits or payments in the event of a termination of employment following a change in control of Waypoint or a Waypoint Subsidiary), in the event that such employee remains an employee of Waypoint or a Waypoint Subsidiary, or Sovereign or a Sovereign Subsidiary, as applicable, until the Effective Date (or in certain cases, a date, after the Effective Date, that the systems conversion occurs or thereafter as determined by Sovereign) provided that such employee satisfactorily fulfills the duties and responsibilities of the position of such employee of Waypoint or a Waypoint Subsidiary, or Sovereign or a Sovereign Subsidiary, as the case may be, through the Effective Date and thereafter, if applicable. Except as otherwise agreed to by Sovereign, retention bonuses shall not be payable to any Waypoint or Waypoint Subsidiary employee who is a party to an employment or other agreement that provides severance benefits or payments in the event of a termination of employment following a change in control of Waypoint or a Waypoint Subsidiary.

(c)  Termination Benefits.     Waypoint shall use its reasonable best efforts to cause to be delivered to Sovereign within thirty (30) Business Days following execution of this Agreement with respect to each executive officer named on the Benefits Schedule included in the Waypoint Disclosure Schedule, the written acknowledgment of each such individual pursuant to which each such individual agrees and acknowledges that the dollar amount set forth opposite such individual’s name on such Benefits Schedule is the maximum amount that would be due to such individual under any employment agreement, special termination agreement, change in control agreement, supplemental executive retirement plan, deferred bonus plan, deferred compensation plan, salary continuation plan, or any other non-qualified pension benefit or welfare benefit plan maintained by Waypoint solely for the benefit of officers of Waypoint or Waypoint Subsidiaries assuming a termination of such individual’s employment on the Effective Date. Waypoint and Sovereign acknowledge and agree that the amounts shown on the Benefits Schedule and the letter of acknowledgment for each officer named herein reflect a good faith estimate of the maximum amounts that will be payable to such individuals under the circumstances described and may be subject to adjustment upon an actual termination of employment in order to reflect increases in such individuals’ compensation and benefit plans consistent with past practices for routine periodic increases and changes in tax rates and assumptions used in making such good faith estimates.

(d)  Severance Policy.     Sovereign agrees to cause Sovereign Bank to provide severance pay, as set forth below, to any full or part-time, active employee of Waypoint whose employment is terminated hereafter in connection with the Merger up to twelve (12) months beyond the Effective Date, because (i) such employee’s position is eliminated, or (ii) such employee is not offered or retained in comparable employment (i.e., a position with no reduction in base pay, no adverse change in status (full or part-time), and where the employee is not required to commute more than 30 miles farther than the employee’s present commute),

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excluding any employee (A) who has an existing employment or change in control agreement that provides for severance benefits or employment termination payments or who is otherwise entitled to severance benefits or employment termination payments from Waypoint or a Waypoint Subsidiary, (B) who has accepted an offer from Sovereign of noncomparable employment or (C) whose employment is terminated for Cause (as defined below), provided such employee executes such documentation as Sovereign may reasonably require, including Sovereign’s customary form of waiver and release. The amount of severance pay to be provided to an eligible employee by Sovereign Bank under this subsection shall be determined in accordance with the formula set forth in Schedule 4.11(d) of the Sovereign Disclosure Schedule and administered in accordance with the Waypoint Special Severance Policy. Payments to an employee hereunder shall cease if, during the severance benefit payment period, such employee (x) becomes employed by Sovereign or a Sovereign Subsidiary in a permanent position, (y) discloses or uses confidential information or trade secrets of Sovereign or Waypoint gained while employed by Waypoint or a Waypoint Subsidiary or by Sovereign or a Sovereign Subsidiary, as the case may be, or (z) fails to cooperate with reasonable requests of Sovereign or a Sovereign Subsidiary for assistance with respect to matters on which the employee worked or with which the employee was familiar while employed by Waypoint or a Waypoint Subsidiary or by Sovereign or a Sovereign subsidiary, as the case my be. Continuation of health and dental benefits after termination shall be available in accordance with the provisions of IRC Section 4980B(f). In addition to severance pay, a terminated employee shall receive a lump sum payment of any accrued but unused vacation in accordance with the terms of the Waypoint Special Severance Policy. For purposes of this Section 4.11(d), “Cause” shall mean termination because of neglect of or refusal to perform, other than as a result of sickness, accident or similar cause beyond an employee’s reasonable control, any duty or responsibility as an employee of Sovereign or a Sovereign Subsidiary after written notice by Sovereign or a Sovereign Subsidiary to the employee; any material breach by the employee of any agreement to which the employee and Sovereign or a Sovereign Subsidiary are both parties; dishonesty with respect to Sovereign or a Sovereign Subsidiary or the commission of any crime (other than minor traffic violations); or any material misconduct or material neglect of duties by the employee in connection with the business or affairs of Sovereign or a Sovereign Subsidiary. The foregoing definition of Cause is in no way intended to limit or qualify the right of Sovereign or a Sovereign Subsidiary to terminate any person’s employment for any reason. The benefits provided to terminated Waypoint or Waypoint Subsidiary employees under this subsection are the only severance benefits payable by Sovereign, a Sovereign Subsidiary, Waypoint or a Waypoint Subsidiary to such employees (excluding severance benefits otherwise required by law). The benefits payable to Waypoint or Waypoint Subsidiary employees under this subsection or otherwise shall in any event be in lieu of any termination benefits to which such employees would otherwise be entitled under Sovereign’s or a Sovereign Subsidiary’s severance policies or programs then in effect.

(e)  Change of Control Agreements.     Prior to the Effective Date, Sovereign shall use its reasonable best efforts, consistent with its past practices, to enter into a change of control agreement with each such employee of Waypoint who continues as, and who is then, an employee of Sovereign or a Sovereign Subsidiary and who is currently a party to a change in control agreement with Waypoint. Such change in control agreement shall contain provisions which are, in the aggregate, comparable to the provisions in the current change of control agreement between each such employee and Waypoint and which has been disclosed in the Waypoint Benefits Schedule.

(f)  Outplacement Services.     Sovereign shall make outplacement services and job counseling services available to Waypoint employees at a management level or above and on a basis to be negotiated by the parties as soon as practicable after the date hereof, whose employment is terminated by Sovereign not for cause in connection with the Merger.

(g)  Intention Regarding Future Employment.     Sovereign and Sovereign Bank shall use their reasonable best efforts to inform employees of Waypoint, at least sixty (60) days prior to the Effective Date, of the likelihood of such employees having continued employment with Sovereign Bank following the Effective Date and, where appropriate in Sovereign Bank’s judgment, it will consider for employment opportunities at Sovereign Bank such employees who would otherwise be terminated.

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Section 4.12  Affiliate Letter.     Waypoint shall deliver to Sovereign, concurrently with the execution of this Agreement, the Letter Agreement attached hereto as Exhibit 1, executed by each director and each executive officer of Waypoint.

Section 4.13  Sovereign Rights Agreement.     Sovereign Rights issued pursuant to the Sovereign Rights Agreement shall be issued with respect to each share of Sovereign Common Stock issued pursuant to the terms hereof regardless whether there has occurred a “Distribution Date” under the terms of such Sovereign Rights Agreement prior to the Effective Date, as well as to take all action necessary or advisable to enable the holder of each such share of Sovereign Common Stock to obtain the benefit of such Sovereign Stock Purchase Rights notwithstanding their prior distribution, including without limitation, amendment of the Sovereign Rights Agreement.

Section 4.14  Nonsolicitation Agreements.     As soon as practicable after the date of this Agreement, Waypoint shall use reasonable best efforts to deliver to Sovereign the agreement required by Section 5.02(k).

Section 4.15  NYSE Listing.     Sovereign shall use its reasonable best efforts to list, prior to the Effective Date, on the NYSE, the shares of Sovereign Common Stock to be issued in connection with the Merger.

Section 4.16  Amendment to Articles of Incorporation.     Sovereign shall use its reasonable best efforts to cause its shareholders to approve a proposed amendment to its articles of incorporation to increase the number of authorized shares of Sovereign Common Stock.

Section 4.17  Advisory Board.     On the Effective Date, Sovereign Bank shall establish the Waypoint Advisory Board (the “Waypoint Advisory Board”), which shall consist of all members of the Waypoint Board immediately prior to the Effective Date, other than such member who becomes director of Sovereign Bank. The Waypoint Advisory Board shall be maintained for a term of thirty-six (36) months after the Effective Date. Each member of the Waypoint Advisory Board (other than the current Chairman, President and former Co- Chairman who shall serve without compensation) shall be paid for services as such an annual retainer of $3,000 plus $600 per each advisory board meeting attended, provided, however, that notwithstanding anything else in this Section 4.17, (a) if a member fails to attend at least 25% of the meetings of the Waypoint Advisory Board called within any year, such member will not have any rights to additional fees thereafter as a Waypoint Advisory Board member; (b) no attendance fees shall be paid for meetings not actually attended; and (c) Sovereign Bank shall have no obligation to continue the services of any advisory director who, in the reasonable judgment of Sovereign Bank, acts in a manner detrimental to Sovereign Bank. In the event that Sovereign Bank terminates, suspends or disbands the Waypoint Advisory Board, fails to require or request the attendance of a member with respect to at least ten (10) meetings of the Waypoint Advisory Board and/or committee thereof within a single year or removes a member of the Waypoint Advisory Board other than because such member acted in a manner detrimental to Bank, in each case prior to the end of the thirty-six (36) month period contemplated by this Section 4.17 and subject to the proviso of the preceding sentence, any member affected by any such action or failure shall nonetheless be paid the full fees (assuming at least ten (10) meetings annually had been held) pursuant to clause (a) of the preceding sentence or the amount contemplated by clause (b) thereof, whichever is greater, with respect to such thirty-six (36) month period.

Section 4.18  Section 16 Matters.     Sovereign and Waypoint agree that, in order to most effectively compensate and retain Waypoint Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that Waypoint Insiders not be subject to risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of Waypoint Common Stock and Waypoint Options into shares of Sovereign Common Stock and options to purchase Sovereign Common Stock, respectively, in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 4.18. Assuming that Waypoint delivers to Sovereign the Section 16 Information (as defined below) in a timely fashion, Sovereign Board, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution providing that the receipt by Waypoint Insiders of Sovereign Common Stock in exchange for shares of Waypoint Common Stock and of options to purchase Sovereign Common Stock upon conversion of Waypoint Options, in each case pursuant to the Merger and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under

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the Exchange Act. “Section 16 Information” shall mean information accurate in all material respects regarding the Waypoint Insiders, the number of shares of Waypoint Common Stock held by each such Waypoint Insider and expected to be exchanged for Sovereign Common Stock in the Merger and the number and description of Waypoint Options held by each such Waypoint Insider and expected to be converted into options to purchase Sovereign Common Stock in connection with the Merger; provided that the requirement for a description of any Waypoint Options shall be deemed to be satisfied if copies of all Waypoint Stock Option Plans, and forms of agreements evidencing grants thereunder, under which such Waypoint Options have been granted have been made available to Sovereign. “Waypoint Insiders” shall mean those officers and directors of Waypoint who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

ARTICLE V

CONDITIONS

Section 5.01  Conditions to Waypoint’s Obligations under this Agreement.     The obligations of Waypoint hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by Waypoint pursuant to Section 7.03 hereof:

(a)  Corporate Proceedings.     All action required to be taken by, or on the part of, Sovereign, its shareholders and Sovereign Bank to authorize the execution, delivery and performance of this Agreement and the Bank Plan of Merger, respectively, and the consummation of the transactions contemplated by this Agreement and the Bank Plan of Merger, shall have been duly and validly taken by Sovereign and Sovereign Bank; and Waypoint shall have received certified copies of minutes or resolutions evidencing such authorizations;

(b)  Covenants.     The obligations and covenants of Sovereign required by this Agreement to be performed by Sovereign at or prior to the Closing Date shall have been duly performed and complied with in all respects, except where the failure to perform or comply with any obligation or covenant would not, either individually or in the aggregate, result in a Material Adverse Effect with respect to Sovereign;

(c)  Representations and Warranties.     The representations and warranties of Waypoint set forth in this Agreement shall be true and correct as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date except that as to any representation and warranty (i) that by its terms speaks as of the date of this Agreement or some other date shall be true and correct as of such date or (ii) where the breach of the representation or warranty would not, either individually or in the aggregate, constitute a Material Adverse Effect;

(d)  Approvals of Regulatory Authorities.     Sovereign and Waypoint shall have received all approvals of Regulatory Authorities of the Merger required to have been obtained to consummate the transactions contemplated by this Agreement, and all notice and waiting periods required thereunder shall have expired or been terminated;

(e)  No Injunction.     There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby;

(f)  No Change Resulting in Material Adverse Effect.     Since September 30, 2003 through the Closing Date, there shall not have occurred any change that individually or in the aggregate has a Material Adverse Effect with respect to Sovereign;

(g)  Officer’s Certificate.     Sovereign shall have delivered to Waypoint a certificate and such other documents, dated the Closing Date and signed, without personal liability, by an officer of Sovereign to the effect that the conditions set forth in subsections (a) through (e) of this Section 5.01 have been satisfied, to the best knowledge of the officer executing the same;

(h)  Registration Statement.     The Registration Statement shall be effective under the Securities Act and no proceedings shall be pending by the SEC to suspend the effectiveness of the Registration Statement; and all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement, shall have been obtained and neither the Registration Statement nor any

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such approval by state securities or “blue sky” authorities shall be subject to a stop order or threatened stop order by the SEC or any such authority;

(i)  Tax Opinion.     Waypoint shall have received a letter setting forth the written opinion of its counsel in form and substance reasonably satisfactory to Waypoint, dated as of the Effective Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such letter, the Merger will constitute a reorganization described in section 368(a)(1) of the IRC;

(j)  Listing.     The shares of Sovereign Common Stock to be issued in the Merger shall have been approved for listing on the NYSE; and

(k)  Approval of Waypoint’s Shareholders.     This Agreement shall have been approved by the shareholders of Waypoint by such vote as is required under Waypoint’s articles of incorporation and bylaws and the BCL.

Section 5.02  Conditions to Sovereign’s Obligations under this Agreement.     The obligations of Sovereign hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by Sovereign pursuant to Section 7.03 hereof:

(a)  Corporate Proceedings.     All action required to be taken by, or on the part of, Waypoint and Waypoint Bank to authorize the execution, delivery and performance of this Agreement and the Bank Plan of Merger, respectively, and the consummation of the transactions contemplated by this Agreement and the Bank Plan of Merger, shall have been duly and validly taken by (i) Waypoint, (ii) Waypoint Bank and (iii) Waypoint’s shareholders by such vote as is required under Waypoint’s articles of incorporation and bylaws; and Sovereign shall have received certified copies of the resolutions evidencing such authorizations;

(b)  Covenants.     The obligations and covenants of Waypoint, required by this Agreement to be performed by it at or prior to the Closing Date shall have been duly performed and complied with in all respects, except where the failure to perform or comply with any obligation or covenant would not, either individually or in the aggregate, result in a Material Adverse Effect with respect to Waypoint;

(c)  Representations and Warranties.     The representations and warranties of Waypoint set forth in this Agreement shall be true and correct as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date except that as to any representation and warranty (i) that by its terms speaks as of the date of this Agreement or some other date shall be true and correct as of such date or (ii) where the breach of the representation or warranty would not, either individually or in the aggregate, constitute a Material Adverse Effect;

(d)  Approvals of Regulatory Authorities.     Sovereign and Waypoint shall have received all approvals of Regulatory Authorities for the Merger required to have been obtained to consummate the transactions contemplated by this Agreement; and all notice and waiting periods required thereunder shall have expired or been terminated;

(e)  No Injunction.     There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby;

(f)  No Change Resulting in Material Adverse Effect.     Since September 30, 2003, there shall not have occurred any change that individually or in the aggregate has a Material Adverse Effect with respect to Waypoint;

(g)  Officer’s Certificate.     Waypoint shall have delivered to Sovereign a certificate and such other documents, dated the Closing Date and signed, without personal liability, by its chairman of the board and chief executive officer, to the effect that the conditions set forth in subsections (a) through (f) of this Section 5.02 have been satisfied, to the best knowledge of the officer executing the same;

(h)  Registration Statement.     The Registration Statement shall be effective under the Securities Act and no proceedings shall be pending by the SEC to suspend the effectiveness of the Registration Statement; and all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement, shall have been obtained and neither the Registration Statement nor any

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such approval by state securities or “blue sky” authorities shall be subject to a stop order or threatened stop order by the SEC or any such authority;

(i)  Tax Opinion.     Sovereign shall have received a letter setting forth the written opinion of its counsel, in form and substance reasonably satisfactory to Waypoint, dated as of the Effective Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such letter, the Merger will constitute a reorganization described in section 368(a)(1) of the IRC;

(j)  Amendment to Articles of Incorporation.     Sovereign shall have amended its articles of incorporation to increase the number of authorized shares of Sovereign Common Stock;

(k)  Non-Solicitation of Customers and Employees.     The present President shall have executed and delivered to Sovereign an agreement substantially in the form set forth in the Waypoint Disclosure Schedule to Waypoint setting forth certain covenants not to compete and covenants not to solicit customers or employees of Waypoint after the Closing Date; and

(l)  Approval of Waypoint’s Shareholders.     This Agreement shall have been approved by the shareholders of Waypoint by such vote as is required under Waypoint’s articles of incorporation and bylaws and the BCL.

ARTICLE VI

TERMINATION, WAIVER AND AMENDMENT

Section 6.01  Termination.     This Agreement may be terminated on or at any time prior to the Closing Date:

(a)  By the mutual written consent of the parties hereto;

(b)  By Sovereign or Waypoint:

(i)  if the Closing Date shall not have occurred on or before January 31, 2005; or

(ii)  if either party has received a final unappealable administrative order from a Regulatory Authority whose approval or consent has been requested that such approval or consent will not be granted or an application therefor shall have been permanently withdrawn at the request of a Regulatory Authority;

unless in the case of both Section 6.01(b)(i) and 6.01(b)(ii) hereof the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe in any material respect its agreements set forth herein required to be performed or observed by such party on or before the Closing Date.

(c)  By Waypoint or Sovereign, if Waypoint’s shareholders fail to approve this Agreement at a special meeting of Waypoint shareholders called for that purpose;

(d)  By Sovereign or Waypoint, if Sovereign’s shareholders fail to approve the proposed amendment to Sovereign’s articles of incorporation to increase the number of authorized shares of its Common Stock by October 31, 2004.

(e)  By Waypoint, on the Determination Date, if both of the following conditions are satisfied:

(1)  the Sovereign Market Value as of the close of business on the Determination Date shall be less than $18.84; and

(2)  (i) the quotient obtained by dividing the Sovereign Market Value as of the close of business on the Determination Date by $22.16 (such number being referred to herein as the “Sovereign Ratio”) shall be less than (ii) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from the quotient in this clause (2)(ii).

Provided however, if Waypoint elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give written notice to Sovereign on the Determination Date. Sovereign shall have the option

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of paying additional consideration in the form of cash, Sovereign Common Stock or a combination of cash and Sovereign Common Stock so that each Stock Election Share shall be converted into the right to receive cash, Sovereign Common Stock or a combination of cash and Sovereign Common Stock equal in value to $25.20. If Sovereign delivers to Waypoint on the Effective Date written notice that it intends to proceed with the Merger by paying such additional consideration, as contemplated by the preceding sentence, then no termination shall have occurred pursuant to this Section 6.01(e).

For purposes of this Section 6.01(e), the following terms shall have the meanings indicated.

“Determination Date” shall mean the trading day immediately preceding the Effective Date.

“Index Group” shall mean the ten bank or thrift holding companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquirer’s market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which have been determined based upon relative market capitalization) redistributed proportionately for purposes of determining the Index Price. The ten bank or thrift holding companies and the weights attributed to them are as follows:

Bank or Thrift Holding Companies	% Weighting

M&T Bank Corporation	19.14%
Charter One Financial, Inc.	13.77%
BankNorth Group, Inc.	9.27%
North Fork Bancorporation, Inc.	10.93%
Astoria Financial Corporation	5.13%
Valley National Bancorp	4.39%
Webster Financial Corporation	3.93%
PNC Financial Services Group, Inc.	27.62%
Fulton Financial Corporation	4.07%
Susquehanna Bancshares	1.75%

Total	100.00%

“Index Price” on a given date shall mean the weighted average (weighted in accordance with the factors listed above) of the closing sales prices of the companies composing the Index Group (reported as provided with respect to the Sovereign Market Value).

“Starting Date” shall mean the trading day prior to announcement of this Agreement.

If any company belonging to the Index Group or Sovereign declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or Sovereign shall be appropriately adjusted for the purposes of applying this Section 6.01(e).

(f)  By Sovereign at any time prior to the Effective Date if (i) Waypoint shall have breached, in any material respect the provisions of Section 4.06 of this Agreement, (ii) the Board of Directors of Waypoint shall have failed to recommend or endorse the Merger or withdrawn or modified its approval or recommendation of this Agreement and the Merger or recommended or endorsed a proposal for another Acquisition Transaction, or (iii) failed to call, give notice of, convene or hold a meeting of shareholders to consider the Merger.

(g)  At any time on or prior to the Effective Date, by Waypoint in writing if Sovereign has, or by Sovereign in writing if Waypoint has, breached (i) any material covenant or undertaking contained herein or (ii) any representation or warranty contained herein, which in the case of a breach referred to in subclause (i) or (ii) above by Sovereign would, individually or in the aggregate, result in a Material Adverse Effect on Sovereign and in case of a breach referred to in subclause (i) or (ii) above by Waypoint would, individually or in the aggregate, result in a Material Adverse Effect on Waypoint, in any case if such breach has not been

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substantially cured by the earlier of thirty (30) days after the date on which written notice of such breach is given to the party committing such breach or the Effective Date unless on such date such breach no longer causes a Material Adverse Effect.

Section 6.02  Effect of Termination.

(a)  If this Agreement is terminated pursuant to Section 6.01 hereof, this Agreement shall forthwith become void (except for Section 4.02(d), Section 4.09(c)(ii) Section 7.01 hereof and this Section 6.02, and all obligations of the parties intended to be performed after the termination of this Agreement, which shall remain in full force and effect), and there shall be no further liability on the part of Sovereign or Waypoint to the other, except for any liability arising out of any uncured willful breach of any covenant or other agreement contained in this Agreement.

(b)  If this Agreement is terminated as a result of any breach of a representation, warranty, covenant or other agreement which is caused by the willful or intentional breach of a party hereto, such party shall be liable to the other for out-of-pocket costs and expenses, including, without limitation, the reasonable fees and expenses of lawyers, accountants and investment bankers, incurred by such other party in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder (“Expenses”); provided, however, that the maximum amount Waypoint shall be liable to Sovereign for Expenses pursuant to this Section 6.02(b) shall be $4,500,000, and the maximum amount Sovereign shall be liable to Waypoint for Expenses pursuant to this Section 6.02(b) shall be $4,500,000. The payment of Expenses shall not constitute an exclusive remedy, but is in addition to any other rights or remedies available to the parties hereto at law.

(c)  In the event this Agreement is terminated by: (i) Sovereign pursuant to Section 6.01(c) in circumstances where the Board of Directors of Waypoint shall not have held a shareholders meeting to consider the Merger, failed to publicly recommended to such shareholders that such shareholders vote in favor of the approval of this Agreement or shall have withdrawn, modified or amended such recommendation in a manner adverse to Sovereign; or (ii) Sovereign pursuant to Section 6.01(f) in circumstances where both (A) within eighteen (18) months after such termination, Waypoint shall have entered into an agreement to engage in or there has otherwise occurred an Acquisition Transaction with any person other than Sovereign or any Affiliate of Sovereign and (B) at the time of such termination or event giving rise to such termination, it shall have been publicly announced that any Person (other than Sovereign or any Affiliate of Sovereign) shall have (y) made, or disclosed an intention to make, a bona fide offer to engage in an Acquisition Transaction, or (z) filed an application (or given a notice), whether in draft or final form, under the Bank Holding Company Act or the Change in Bank Control Act of 1978, for approval to engage in an Acquisition Transaction; then Sovereign, in its sole and absolute discretion, may elect, upon written notice to Waypoint within ten (10) Business Days after such termination (the “Break-Up Election Notice”), to require Waypoint to make a single cash payment in the amount of $39,276,720 upon such termination (the “Termination Fee”). Waypoint shall pay the Termination Fee (by wire transfer of immediately available fund to an account designated by Sovereign) within two (2) Business Days after receipt of the Break-Up Election Notice. If Sovereign elects to receive the Termination Fee, and upon Sovereign’s receipt of the Termination Fee, the Sovereign Option shall automatically terminate and Waypoint will not have any further obligations or liabilities to Waypoint with respect to this Agreement or the Sovereign Option or the transactions contemplated by this Agreement or the Sovereign Option. If Sovereign does not elect to require Waypoint to pay the Termination Fee, the Sovereign Option will not automatically terminate as set forth in this Section 6.02(c) and the Sovereign Option shall be enforceable in accordance with its terms until terminated in accordance with its terms.

(d)  In the event this Agreement is terminated by Waypoint because of the failure of Sovereign to amend its articles of incorporation to increase its authorized common stock on or before October 31, 2004, Sovereign shall be liable to Waypoint for its Expenses up to $4,500,000 in the aggregate).

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ARTICLE VII

MISCELLANEOUS

Section 7.01  Expenses.     Except as otherwise provided in Section 6.02 and except for the cost of printing and mailing the Proxy Statement/Prospectus which shall be shared equally, each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel and, in the case of Sovereign, the registration fee to be paid to the SEC in connection with the Registration Statement.

Section 7.02  Non-Survival of Representations and Warranties.     All representations, warranties and, except to the extent specifically provided otherwise herein, agreements and covenants, other than those covenants that by their terms are to be performed after the Effective Date, including without limitation the covenants set forth in Sections 1.02(e), 1.02(h), 1.02(i), 4.05, 4.10(a) and 4.10(b), which will survive the Merger, shall terminate on the Closing Date.

Section 7.03  Amendment, Extension and Waiver.     Subject to applicable law, at any time prior to the consummation of the transactions contemplated by this Agreement, the parties may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of either party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained in Articles IV and V hereof or otherwise, provided that any amendment, extension or waiver granted or executed after shareholders of Waypoint have approved this Agreement shall not modify either the amount or the form of the consideration to be provided hereby to holders of Waypoint Common Stock upon consummation of the Merger or otherwise materially adversely affect the shareholders of Waypoint without the approval of the shareholders who would be so affected. This Agreement may not be amended except by an instrument in writing authorized by the respective Boards of Directors and signed, by duly authorized officers, on behalf of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 7.04  Entire Agreement.     This Agreement, including the Waypoint Disclosure Schedule, the Sovereign Disclosure Schedule and the Exhibits hereto, contains the entire agreement and understanding of the parties with respect to its subject matter, together with the confidentiality agreements previously executed between Sovereign and Waypoint. This Agreement supersedes all prior arrangements and understandings between the parties, both written or oral, with respect to its subject matter. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors; provided, however, that nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities other than pursuant to Sections 1.02(h), 1.02(i), 4.05, 4.10(a) and 4.10(b).

Section 7.05  No Assignment.     Neither party hereto may assign any of its rights or obligations hereunder to any other person, without the prior written consent of the other party hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

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Section 7.06  Notices.     All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by prepaid registered or certified mail (return receipt requested), or sent by telecopy, addressed as follows:

(a)	If to Sovereign, to:
Sovereign 1130 Berkshire Boulevard Wyomissing, PA 19610 Attention: Mark R. McCollom Telecopy No.: (610) 320-8448

with a copy to:

Stevens & Lee 111 North Sixth Street, Box 679 Reading, PA 19603 Attention: Joseph M. Harenza, Esquire Telecopy No.: (610) 376-5610

(b)	If to Waypoint, to:
235 North Second Street P.O. Box 1711 Harrisburg, PA 17105 Attention: David E. Zuern Telecopy No.: (717) 231-2950

with copies to:

Rhoads & Sinon LLP One South Market Square, P.O. Box 1146 Harrisburg, PA 17108 Attention: Charles J. Ferry, Esquire Telecopy No.: (717) 232-1459

Section 7.07  Captions.     The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

Section 7.08  Counterparts.     This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

Section 7.09  Severability.     If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

Section 7.10  Governing Law.     This Agreement shall be governed by and construed in accordance with the domestic internal law of the Commonwealth of Pennsylvania, excluding its conflicts of law principles.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

SOVEREIGN BANCORP, INC.

By /s/ Jay S. Sidhu

Jay S. Sidhu
Chairman, President and Chief Executive Officer

By /s/ Mark R. McCollom

Mark R. McCollom
Senior Vice President

WAYPOINT FINANCIAL CORP.

By /s/ Charles C. Pearson, Jr.

Charles C. Pearson, Jr.
Chairman of the Board of Directors

By /s/ David E. Zuern

David E. Zuern
President and Chief Executive Officer

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EXHIBIT 1

FORM OF AFFILIATE LETTER

March 8, 2004

Sovereign Bancorp, Inc.
1130 Berkshire Boulevard
Wyomissing, PA 19610

Ladies and Gentlemen:

Sovereign Bancorp, Inc. (“Sovereign”) and Waypoint Financial Corp. (“Waypoint”) desire to enter into an Agreement and Plan of Merger, dated as of March 8, 2004 (“Agreement”), pursuant to which, subject to the terms and conditions set forth therein, (a) Waypoint will merge with and into Sovereign with Sovereign surviving the merger (the “Merger”) and (b) shareholders of Waypoint will receive shares of Sovereign common stock and/or cash in exchange for shares of common stock of Waypoint (as provided in Section 1.02(f) of the Agreement).

Sovereign has required, as a condition to its execution and delivery to Waypoint of the Agreement, and pursuant to Section 4.12 of the Agreement, that the undersigned, being a director and/or executive officer of Waypoint, execute and deliver to Sovereign this letter agreement (the “Letter Agreement”).

The undersigned, in order to induce Sovereign to execute the Agreement, hereby irrevocably:

      (a)  Agrees to be present (in person or by proxy) at all meetings of shareholders of Waypoint called to vote for approval of the Agreement and the Merger so that all shares of common stock of Waypoint then owned by the undersigned or over which the undersigned exercises voting control (collectively, “Shares”) will be counted for the purpose of determining the presence of a quorum at such meetings, and agrees to vote or cause to be voted all such Shares (i) in favor of approval and adoption of the Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of Waypoint) and (ii) against approval or adoption of any other merger, business combination, recapitalization, asset sale, partial liquidation or similar transaction involving Waypoint;

      (b)  Agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of Waypoint, to approve or adopt the Agreement;

      (c)  Agrees to recommend the Merger to shareholders of Waypoint and not to withdraw or modify such recommendation if the undersigned is a member of the Board of Directors of Waypoint, and to otherwise use reasonable best efforts to cause the Merger to be completed;

      (d)  Except as required by law, agrees that the undersigned will not, and will not permit any company, trust or other entity controlled by the undersigned to, contract to sell, sell or otherwise transfer or dispose of any of the Shares or any interest therein or any voting rights with respect thereto, other than subsequent to the shareholder meeting of Waypoint held in connection with the vote on the Agreement or pursuant to a gift where the transferee has agreed in writing to abide by the terms of this Letter Agreement in a form reasonably satisfactory to Sovereign;

      (e)  Agrees not to offer, sell, transfer or otherwise dispose of any shares of common stock of Sovereign received in the Merger, except (i) at such time as a registration statement under the Securities Act of 1933, as amended (“Securities Act”) covering sales of such Sovereign common stock is effective and a prospectus is made available under the Securities Act, (ii) within the limits, and in accordance with the applicable provisions of, Rule 145(d) under the Securities Act or (iii) in a transaction which, in the opinion of counsel satisfactory to Sovereign or as described in a “no-action” or interpretive letter from the staff of the Securities and Exchange Commission, is not required to be registered under the Securities Act; and acknowledges and agrees that Sovereign is under no obligation to register the sale, transfer or other disposition of Sovereign common stock by the undersigned or on behalf of the undersigned, or to take any other action necessary to make an exemption from registration available;

      (f)  Agrees that neither Waypoint nor Sovereign shall be bound by any attempted sale by the undersigned of any of the Shares or of shares of Sovereign Common Stock, respectively, and Sovereign’s

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transfer agent shall be given an appropriate stop transfer order and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Letter Agreement; and further agrees that the certificate representing shares of Sovereign common stock owned by the undersigned may be endorsed with a restrictive legend consistent with the terms of this Letter Agreement;

      (g)  Acknowledges and agrees to use reasonable efforts to cause the provisions of subparagraph (e) hereof the be observed with respect to shares of Sovereign Common Stock received in the Merger or owned by (i) his or her spouse, (ii) any of his or her relatives or relatives of his or her spouse occupying his or her home, (iii) any trust or estate in which he or she, his or her spouse, or any such relative owns at least a 10% beneficial interest or of which any of them serves as trustee, executor or in any similar capacity, and (iv) any corporation or other organization in which the undersigned, any affiliate of the undersigned, his or her spouse, or any such relative owns at least 10% of any class of equity securities or of the equity interest; and

      (h)  Represents that the undersigned has the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

It is understood and agreed that the provisions of subparagraphs (a), (b) and (c) of this Letter Agreement relate solely to the capacity of the undersigned as a shareholder or other beneficial owner of shares of Waypoint common stock and is not in any way intended to affect the exercise by the undersigned of the undersigned’s responsibilities as a director or officer of Waypoint. It is further understood and agreed that such subparagraphs of this Letter Agreement are not in any way intended to affect the exercise by the undersigned of any fiduciary responsibility which the undersigned may have in respect of any shares of Waypoint common stock held or controlled by the undersigned as of the date hereof

The obligations set forth herein shall terminate concurrently with any termination of the Agreement in accordance with its terms.

This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same Letter Agreement.

This Letter Agreement shall inure to the benefit of Sovereign, and shall be binding on the undersigned and his or her executors, personal representatives, administrators, heirs, legatees, guardians and other personal representatives. This Letter Agreement shall survive the death or incapacity of the undersigned.

The undersigned agrees that, in the event of his or her breach of this Letter Agreement, Sovereign shall be entitled to such remedies and relief against the undersigned as are available at law or in equity. The undersigned acknowledges that there is not an adequate remedy at law to compensate Sovereign for a violation of this Letter Agreement, and irrevocably waives, to the extent permitted by law, any defense that he or she might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief, or other equitable relief. The undersigned agrees to the granting of injunctive relief without the posting of any bond and further agrees that, if any bond shall be required, such bond shall be in a nominal amount.

Please confirm, intending to be legally bound, that the foregoing correctly states the understanding between the undersigned and Sovereign by signing and returning to Sovereign a counterpart hereof.

Very truly yours,

Name:________________________

Accepted as of this ____ day of March, 2004:

Sovereign Bancorp, Inc.

By: ____________________________

Name:

Title:

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ANNEX B

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (“Stock Option Agreement”), dated as of March 8, 2004, is by and between SOVEREIGN BANCORP, INC., a Pennsylvania corporation (“Sovereign”) and WAYPOINT FINANCIAL CORP., a Pennsylvania corporation (“Waypoint”).

BACKGROUND

1. Sovereign and Waypoint desire to enter into an Agreement and Plan of Merger, dated as of March 8, 2004 (the “Agreement”), providing, among other things, for the acquisition by Sovereign of Waypoint through the merger of Waypoint with and into Sovereign, with Sovereign surviving the merger (the “Merger”).

2. As a condition to Sovereign executing the Agreement, Waypoint is granting to Sovereign an option to purchase up to that number of shares of common stock, $0.01 par value per share of Waypoint (the “Common Stock”), as shall equal 19.9% of shares of Common Stock of Waypoint issued and outstanding immediately prior to such purchase, on the terms and conditions hereinafter set forth.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements set forth herein, Sovereign and Waypoint, intending to be legally bound hereby, agree:

1.  Grant of Option.

(a)  Waypoint hereby grants to Sovereign, on the terms and conditions set forth herein, an unconditional irrevocable option to purchase (the “Option”) up to 6,629,957 shares (as adjusted as set forth herein, the “Option Shares”) of Common Stock at a price per share (the “Option Price”) equal to $24.76, provided, however, that in no event shall the number of Option Shares for which the Option is exercisable exceed 19.9% of the issued and outstanding shares of Common Stock of Waypoint without giving effect to any shares subject to or issued pursuant to the Option.

(b)  In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Stock Option Agreement), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, such number together with any shares of Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Stock Option Agreement shall be deemed to authorize Issuer to issue shares in breach of any provision of the Agreement.

2.  Exercise of Option.     Provided that (i) Sovereign shall not on the date of exercise be in material breach of the agreements or covenants contained in the Agreement or herein, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, upon or after the occurrence of a Triggering Event (as such term is hereinafter defined) and until termination of this Stock Option Agreement in accordance with the provisions of Section 23 hereof, Sovereign may exercise the Option, in whole or in part, at any time or one or more times, from time to time. As used herein, the term “Triggering Event” means the occurrence of any of the following events:

(a)     a person or group (as such terms are defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder), other than Sovereign or an affiliate of Sovereign, acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 15% or more of the then outstanding shares of Common Stock (excluding any shares eligible to be reported on Schedule 13G of the Securities and Exchange Commission);

(b)     a person or group, other than Sovereign or an affiliate of Sovereign, enters into an agreement, letter of intent, or similar document with Waypoint pursuant to which such person or group or any

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affiliate of such person or group would (i) merge or consolidate, or enter into any similar transaction, with Waypoint, (ii) acquire all or substantially all of the assets or liabilities of Waypoint or all or substantially all of the assets or liabilities of Waypoint Bank, a wholly-owned subsidiary of Waypoint (“Waypoint Bank”) or any other subsidiaries of Waypoint, or (iii) acquire beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 15% or more of the then outstanding shares of Common Stock (excluding any shares eligible to be reported on Schedule 13G of the Securities and Exchange Commission) or the then outstanding shares of common stock of Waypoint Bank; or

(c)     a person or group, other than Sovereign or an affiliate of Sovereign, publicly announces a bona fide proposal (including a written communication that is or becomes the subject of public disclosure) for (i) any merger, consolidation or acquisition of all or substantially all the assets or liabilities of Waypoint or all or substantially all the assets or liabilities of Waypoint Bank or any other subsidiary of Waypoint, or any other business combination involving Waypoint, Waypoint Bank or any other subsidiary of Waypoint, or (ii) a transaction involving the transfer of beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 15% or more of the then outstanding shares of Common Stock or the then outstanding shares of common stock of Waypoint Bank or any other subsidiary of Waypoint (collectively, a “Proposal”), and thereafter, if such Proposal has not been Publicly Withdrawn (as such term is hereinafter defined) at least 30 days prior to the meeting of shareholders of Waypoint called to vote on the Merger, Waypoint’s shareholders fail to approve the Merger by the vote required by applicable law at the meeting of shareholders called for such purpose or such meeting has been cancelled; or

(d)     a person or group, other than Sovereign or an affiliate of Sovereign, makes a bona fide proposal and thereafter, but before such Proposal has been Publicly Withdrawn, Waypoint willfully takes any action in a manner which would likely result in the failure of either party to satisfy a material condition to the closing of the Merger or materially reduce the value of the transaction to Sovereign; or

(e)     the Board of Directors of Waypoint shall (i) fail to call a meeting of shareholders to consider the Merger, (ii) fail to recommend and endorse the Agreement and the transactions contemplated thereby or (iii) withdraw, modify, or change in a manner adverse to Sovereign its approval or recommendation of the Agreement and the transactions contemplated thereby, or (iv) recommend or endorse an Acquisition Transaction (as defined in Section 4.06 of the Agreement); or

(f)     Waypoint breaches, in any material respect, any binding term of the Agreement with respect to the Merger which would permit Sovereign to terminate the Agreement or this Stock Option Agreement after a Proposal is made and before it is Publicly Withdrawn or publicly announces an intention to authorize, recommend or accept any such Proposal; provided, however, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law.

If more than one of the transactions giving rise to a Triggering Event under this Section 2 is undertaken or effected, then all such transactions shall give rise only to one Triggering Event, which Triggering Event shall be deemed continuing for all purposes hereunder until all such transactions are abandoned.

“Publicly Withdrawn” for purposes of this Section 2 shall mean an unconditional bona fide withdrawal of the Proposal coupled with a public announcement of no further interest in pursuing such Proposal or in acquiring any controlling influence over Waypoint or in soliciting or inducing any other person (other than Sovereign or an affiliate of Sovereign) to do so.

Notwithstanding the foregoing, the obligation of Waypoint to issue Option Shares upon exercise of the Option shall be deferred (but shall not terminate) (i) until the receipt of all required governmental or regulatory approvals or consents necessary for Waypoint to issue the Option Shares, or Sovereign to exercise the Option, or until the expiration or termination of any waiting period required by law, or (ii) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect which prohibits the sale or delivery of the Option Shares, and, in each case, notwithstanding any provision to the contrary set forth herein, the Option shall not expire or otherwise terminate.

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Waypoint shall notify Sovereign promptly in writing of the occurrence of any Triggering Event known to it, it being understood that the giving of such notice by Waypoint shall not be a condition to the right of Sovereign to exercise the Option. Subject to compliance with the applicable banking and securities laws or regulations, Waypoint will not take any action which would have the effect of preventing or disabling Waypoint from delivering the Option Shares to Sovereign upon exercise of the Option or otherwise performing its obligations under this Stock Option Agreement. In the event Sovereign wishes to exercise the Option, Sovereign shall send a written notice to Waypoint (the date of which is hereinafter referred to as the “Notice Date”) specifying the total number of Option Shares it wishes to purchase and a place and date between two and ten business days inclusive from the Notice Date for the closing of such a purchase (a “Closing”); provided, however, that a Closing shall not occur prior to two days after the later of receipt of any necessary regulatory approvals or the expiration of any legally required notice or waiting period, if any.

3.  Repurchase of Option by Waypoint.

(a)  At the request of Sovereign at any time and from time to time commencing upon the first occurrence of a Repurchase Event (as hereinafter defined) and ending upon termination of this Stock Option Agreement in accordance with the provisions of Section 23 hereof, Waypoint shall repurchase from Sovereign upon Sovereign’s request (i) all or any portion of the Option Shares not yet purchased by Sovereign pursuant hereto and (ii) all or any portion shares of Common Stock purchased by Sovereign pursuant hereto with respect to which Sovereign then has beneficial ownership. The date on which Sovereign exercises its rights under this Section 3 is referred to as the “Request Date.” Such repurchase shall be at an aggregate price (the “Section 3 Repurchase Consideration”) equal to the sum of: (A) the aggregate Purchase Price paid by Sovereign for any shares of Common Stock being repurchased which were acquired pursuant to the Option and with respect to which Sovereign then has beneficial ownership; (B) the excess, if any, of (x) the Applicable Price (as defined below) for each share of Common Stock over (y) the Option Price (subject to adjustment pursuant to Section 6 hereof), multiplied by the number of shares of Common Stock being repurchased with respect to which the Option has not been exercised; and (C) the excess, if any, of the Applicable Price over the Option Price (subject to adjustment pursuant to Section 6 hereof) paid (or, in the case of Option Shares with respect to which the Option has been exercised, but the Closing has not occurred, payable) by Sovereign for each share of Common Stock being repurchased with respect to which the Option has been exercised and with respect to which Sovereign then has beneficial ownership, multiplied by the number of such shares.

(b)  If Sovereign exercises its rights under this Section 3, Waypoint shall, within ten (10) business days after the Request Date, pay the Section 3 Repurchase Consideration to Sovereign in immediately available funds, and contemporaneously with such payment, Sovereign shall surrender to Waypoint the Option and the certificate evidencing the shares of Common Stock being repurchased with respect to which Sovereign then has beneficial ownership, and Sovereign shall warrant that it has sole record and beneficial ownership of such shares, and that the same are then free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. In the event of the repurchase of less than all of the Option Shares with respect to which the Option has not been exercised, Waypoint shall issue a new Stock Option Agreement to Sovereign reflecting the remaining balance, if any, of Option Shares after giving effect to such repurchase. Notwithstanding the foregoing, to the extent that prior notification to or approval of any banking agency or department of any federal or state government, including without limitation the Office of Thrift Supervision, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, or the respective staffs thereof (the “Regulatory Authority”), is required in connection with the payment of all or any portion of the Section 3 Repurchase Consideration, Sovereign shall have the ongoing option to revoke its request for repurchase pursuant to Section 3 hereof, in whole or in part, or to require that Waypoint deliver from time to time that portion of the Section 3 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such approval), in which case the ten (10) business day period of time that would otherwise run pursuant to the preceding sentence for the payment of the portion of the Section 3 Repurchase Consideration shall run instead from the date on which, as the case may be, any required notification period has expired or been terminated or such approval has been obtained and, in either event, any requisite waiting period shall have

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passed. If any Regulatory Authority disapproves of any part of Waypoint’s proposed repurchase pursuant to this Section 3, Waypoint shall promptly give notice of such fact to Sovereign. If any Regulatory Authority prohibits repurchase pursuant to this Section 3, Waypoint shall promptly give notice of such fact to Sovereign. If any Regulatory Authority prohibits the repurchase in part but not in whole, then Sovereign shall have the right (i) to revoke the repurchase request or (ii) to the extent permitted by such Regulatory Authority, determine whether the repurchase should apply to the Option and/or Option Shares subject to the repurchase request and to what extent to each, and Sovereign shall thereupon have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Request Date less the sum of the number of shares covered by the Option in respect of which payment has been made pursuant to Section 3(a)(ii)(B) hereof and the number of shares covered by the portion of the Option (if any) that has been repurchased. Sovereign shall notify Waypoint of its determination under the preceding sentence within five (5) business days of receipt of notice of disapproval of the repurchase.

(c)  For purposes of this Stock Option Agreement, the “Applicable Price” means the highest of (i) the highest price per share of Common Stock paid for any such share by the person or groups described in Section 3(d)(i) hereof, (ii) the price per share of Common Stock received by a holder of Common Stock in connection with any merger or other business combination transaction described in Section 3(d)(ii), 3(d)(iii) or 3(d)(iv) hereof, or (iii) the highest closing sales price per share of Common Stock quoted on the Nasdaq Stock Market, Inc. during the sixty (60) business days preceding the Request Date; provided, however, that in the event of a sale of less than all of Waypoint’s assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Waypoint’s as determined by a nationally-recognized investment banking firm selected by Sovereign, divided by the number of shares of Common Stock outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally-recognized investment banking firm selected by Sovereign and reasonably acceptable to Waypoint, which determination shall be conclusive for all purposes of this Agreement.

(d)  As used herein, a Repurchase Event shall occur if (i) any person or group (as such terms are defined in the Exchange Act and the rules and regulations thereunder), other than Sovereign or an affiliate of Sovereign, acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of, or the right to acquire beneficial ownership of, 15% or more of the then-outstanding shares of Common Stock, (ii) Waypoint shall have merged or consolidated with any person, other than Sovereign or an affiliate of Sovereign, and shall not be the surviving or continuing corporation of such merger or consolidation, (iii) any person, other than Sovereign or an affiliate of Sovereign, shall have merged into Waypoint and Waypoint shall be the surviving corporation, but, in connection with such merger, the then-outstanding shares of Common Stock have been changed into or exchanged for stock or other securities of Waypoint or any other person or cash or any other property or the outstanding shares of Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the surviving corporation or (iv) Waypoint shall have sold or otherwise transferred more than 15% of its consolidated assets to any person, other than Sovereign or an affiliate of Sovereign.

4.  Payment and Delivery of Certificates.     At any Closing hereunder, (a) Sovereign will make payment to Waypoint of the aggregate price for the Option Shares so purchased by wire transfer of immediately available funds to an account designated by Waypoint, (b) Waypoint will deliver to Sovereign a stock certificate or certificates representing the number of Option Shares so purchased, registered in the name of Sovereign or its designee, in such denominations as were specified by Sovereign in its notice of exercise, and (c) Sovereign will pay any transfer or other taxes required by reason of the issuance of the Option Shares so purchased.

A legend will be placed on each stock certificate evidencing Option Shares issued pursuant to this Stock Option Agreement, which legend will read substantially as follows:

“The shares of stock evidenced by this certificate have not been the subject of a registration statement filed under the Securities Act of 1933, as amended (the “Act”), and declared effective by the Securities and Exchange Commission. These shares may not be sold, transferred or otherwise disposed of

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prior to such time unless Waypoint Financial Corp. receives an opinion of counsel reasonably acceptable to it stating that an exemption from the registration provisions of the Act is available for such transfer.”

5.  Registration Rights.     On or after the date of first exercise of the Option and upon receipt of a written request from Sovereign, Waypoint shall prepare and file as soon as practicable a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission covering the Option and such number of Option Shares as Sovereign shall specify in its request, and Waypoint shall use its best efforts to cause such registration statement to be declared effective in order to permit the sale or other disposition of the Option and the Option Shares, provided that Sovereign shall in no event have the right to have more than one such registration statement become effective, and provided further that Waypoint shall not be required to prepare and file any such registration statement in connection with any proposed sale with respect to which counsel to Waypoint delivers to Waypoint and to Sovereign its opinion to the effect that no such filing is required under applicable laws and regulations with respect to such sale or disposition; provided, however, that Waypoint may delay any registration of Option Shares above for a period not exceeding sixty (60) days in the event that Waypoint shall in good faith determine that any such registration would adversely affect an offering or contemplated offering of other securities by Waypoint. Sovereign shall provide all information reasonably requested by Waypoint for inclusion in any registration statement to be filed hereunder. In connection with such filing, Waypoint shall use its commercially reasonable efforts to cause to be delivered to Sovereign such certificates, opinions, accountant’s letters and other documents as Sovereign shall reasonably request and as are customarily provided in connection with registration of securities under the Securities Act. Waypoint shall provide to Sovereign such number of copies of the preliminary prospectus and final prospectus and any amendments and supplements thereto as Sovereign may reasonably request.

All expenses incurred by Waypoint in complying with the provisions of this Section 5, including, without limitation, all registration and filing fees, reasonable printing expenses, reasonable fees and disbursements of counsel for Waypoint and blue sky fees and expenses, shall be paid by Waypoint. Underwriting discounts and commissions to brokers and dealers relating to the Option Shares, fees and disbursements of counsel to Sovereign and any other expenses incurred by Sovereign in connection with such filing shall be borne by Sovereign. In connection with such filing, Waypoint shall indemnify and hold harmless Sovereign against any losses, claims, damages or liabilities, joint or several, to which Sovereign may become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any preliminary or final registration statement or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and Waypoint will reimburse Sovereign for any legal or other expense reasonably incurred by Sovereign in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Waypoint will not be liable in any case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such preliminary or final registration statement or such amendment or supplement thereto in reliance upon and in conformity with written information furnished by or on behalf of Sovereign specifically for use in the preparation thereof. Sovereign will indemnify and hold harmless Waypoint to the same extent as set forth in the immediately preceding sentence but only with reference to written information furnished by or on behalf of Sovereign for use in the preparation of such preliminary or final registration statement or such amendment or supplement thereto; and Sovereign will reimburse Waypoint for any legal or other expense reasonably incurred by Waypoint in connection with investigating or defending any such loss, claim, damage, liability or action. Notwithstanding anything to the contrary contained herein, no indemnifying party shall be liable for any settlement effected without its prior written consent.

6.  Adjustment Upon Changes in Capitalization.     In the event of any change in the Common Stock by reason of stock dividends, split-ups, recapitalizations, combinations, conversions, divisions, exchanges of shares or the like, then the number and kind of Option Shares and the Option Price shall be appropriately adjusted.

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7.  Filings and Consents.     Each of Sovereign and Waypoint will use its commercially reasonable efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Stock Option Agreement.

8.  Representations and Warranties of Waypoint.     Waypoint hereby represents and warrants to Sovereign as follows:

(a)     Due Authorization.     Waypoint has the requisite corporate power and authority to execute, deliver and perform this Stock Option Agreement and all corporate action necessary for execution, delivery and performance of this Stock Option Agreement has been duly taken by Waypoint. This Stock Option Agreement constitutes a legal, valid and binding obligation of Waypoint, enforceable against Waypoint in accordance with its terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(b)     Authorized Shares.     Waypoint has taken all necessary corporate action to authorize and reserve for issuance all shares of Common Stock that may be issued pursuant to any exercise of the Option.

9.  Representations and Warranties of Sovereign.     Sovereign hereby represents and warrants to Waypoint that Sovereign has the requisite corporate power and authority to execute, deliver and perform this Stock Option Agreement and all corporate action necessary for execution, delivery and performance of this Stock Option Agreement has been duly taken by Sovereign. This Stock Option Agreement constitutes a legal, valid and binding obligation of Sovereign, enforceable against Sovereign in accordance with its terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles). Sovereign or its assignee agrees to execute a standard investment representation letter with respect to its acquisition of any Waypoint securities acquired in connection with this transaction.

10.  Specific Performance.     The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Stock Option Agreement and that the obligations of the parties hereto shall be specifically enforceable.

11.  Entire Agreement.     This Stock Option Agreement and the Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof.

12.  Assignment or Transfer.     Sovereign may not sell, assign or otherwise transfer its rights and obligations hereunder, in whole or in part, to any person or group of persons other than to a subsidiary of Sovereign subject to compliance with applicable securities laws. Sovereign represents that it is acquiring the Option for Sovereign’s own account and not with a view to, or for sale in connection with, any distribution of the Option or the Option Shares. Sovereign is aware that neither the Option nor the Option Shares is the subject of a registration statement filed with, and declared effective by, the Securities and Exchange Commission pursuant to Section 5 of the Securities Act, but instead each is being offered in reliance upon the exemption from the registration requirement provided by Section 4(2) thereof and the representations and warranties made by Sovereign in connection therewith.

13.  Amendment of Stock Option Agreement.     By mutual consent of the parties hereto, this Stock Option Agreement may be amended in writing at any time, for the purpose of facilitating performance hereunder or to comply with any applicable regulation of any governmental authority or any applicable order of any court or for any other purpose.

14.  Validity.     The invalidity or unenforceability of any provision of this Stock Option Agreement shall not affect the validity or enforceability of any other provisions of this Stock Option Agreement, which shall remain in full force and effect.

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15.  Notices.     All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered personally, by telegram or telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

(i)	If to Sovereign, to:

Sovereign 1130 Berkshire Boulevard Wyomissing, PA 19610

Attention: Mark R. McCollom Telecopy No.: (610) 320-8448

with a copy to:

Stevens & Lee 111 North Sixth Street, Box 679 Reading, PA 19603

Attention: Joseph M. Harenza, Esquire Telecopy No.: (610) 376-5610

(ii)	If to Waypoint, to:

235 North Second Street P.O. Box 1711 Harrisburg, PA 17105

Attention: David E. Zuern Telecopy No.: (717) 231-2950

with copies to:

Rhoads & Sinon LLP One South Market Square, P.O. Box 1146 Harrisburg, PA 17108

Attention: Charles J. Ferry, Esquire Telecopy No.: (717) 232-1459

or to such other address as the person to whom notice is to be given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

16.  Governing Law.     This Stock Option Agreement shall be governed by and construed in accordance with the domestic internal law (but not the law of conflicts of law) of the Commonwealth of Pennsylvania.

17.  Captions.     The captions in this Stock Option Agreement are inserted for convenience and reference purposes, and shall not limit or otherwise affect any of the terms or provisions hereof.

18.  Waivers and Extensions.     The parties hereto may, by mutual consent, extend the time for performance of any of the obligations or acts of either party hereto. Each party may waive (i) compliance with any of the covenants of the other party contained in this Stock Option Agreement and/or (ii) the other party’s performance of any of its obligations set forth in this Stock Option Agreement.

19.  Parties in Interest.     This Stock Option Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, nothing in this Stock Option Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Stock Option Agreement.

20.  Counterparts.     This Stock Option Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

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21.  Expenses.     Except as otherwise provided herein, all costs and expenses incurred by the parties hereto in connection with the transactions contemplated by this Stock Option Agreement or the Option shall be paid by the party incurring such cost or expense.

22.  Defined Terms.     Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

23.  Termination.     This Stock Option Agreement shall terminate and be of no further force or effect upon the earliest to occur of: (a) the Effective Time (as defined in the Agreement); (b) Sovereign’s receipt of the Termination Fee (as defined in the Agreement) from Waypoint pursuant to Section 6.02(c) of the Agreement; or (c) termination of the Agreement in accordance with the terms thereof, except that if (i) the Agreement is terminated by Sovereign pursuant to any of Sections 6.01(b)(i), 6.01(f), or 6.01(g) of the Agreement (provided the failure of the occurrence of the event specified in Section 6.01(b)(i) of the Agreement shall be due to the failure of Waypoint to perform or observe its agreements set forth in the Agreement required to be performed or observed by Waypoint prior to the Closing Date (as defined in the Agreement) and further provided that the breach specified in Section 6.01(f) of the Agreement shall result from a willful action taken by Waypoint), this Stock Option Agreement shall not terminate until eighteen (18) months after the date of termination of the Agreement or (ii) the Agreement is terminated as a result of the failure of Waypoint shareholders to approve the Agreement following (A) a withdrawal or modification by the Board of Directors of Waypoint of a prior recommendation to approve the Agreement, (B) a failure of the Board of Directors of Waypoint to recommend approval of the Agreement, or (C) the making of a Proposal (as defined in Section 2(c) of this Stock Option Agreement) by a person or group, other than Sovereign or an affiliate of Sovereign, which is not Publicly Withdrawn (as defined in Section 2 of this Stock Option Agreement) at least thirty (30) days prior to the meeting of shareholders of Waypoint called to vote on the Merger, this Stock Option Agreement shall not terminate until eighteen (18) months after the date of termination of the Agreement.

IN WITNESS WHEREOF, each of the parties hereto, pursuant to resolutions adopted by its Board of Directors, has caused this Stock Option Agreement to be executed by its duly authorized officer and has caused its corporate seal to be affixed hereunto and to be duly attested, all as of the day and year first above written.

SOVEREIGN BANCORP, INC.

By /s/ Jay S. Sidhu

Jay S. Sidhu
Chairman, President and Chief Executive Officer

WAYPOINT FINANCIAL CORP.

By /s/ Charles C. Pearson

Charles C. Pearson
Chairman of the Board of Directors

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ANNEX C

March 8, 2004

The Board of Directors
Waypoint Financial Corp.
235 North Second Street
Harrisburg, PA 17105

Members of the Board:

You have requested our opinion as investment bankers that the consideration offered pursuant to the Agreement and Plan of Merger dated as of March 8, 2004 by and between Sovereign Bancorp, Inc. (“Sovereign”) and Waypoint Financial Corp. (“Waypoint”) (the “Agreement”), is fair to the holders of Waypoint common stock, par value $0.01 per share (the “Waypoint Common Stock”) from a financial point of view.

Pursuant to the Agreement, Waypoint shall be merged with and into Sovereign and further provides that each issued and outstanding share of Waypoint Common Stock will be converted into the right to receive, at the election of the holder thereof and subject to certain procedures and limitations set forth in the Agreement (i) 1.262 shares of Sovereign common stock, or (ii) $28.00 in cash, with 70% of Waypoint Common Stock exchanged for Sovereign common stock and 30% of Waypoint Common Stock exchanged for cash (the “Merger”). The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

Ryan Beck & Co. (“Ryan Beck”) as a customary part of its investment banking business is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In conducting our investigation and analysis of the Merger, we have met with members of senior management of both Sovereign and Waypoint to discuss their operations, historical financial statements, strategic plans and future prospects. We have reviewed and analyzed material prepared in connection with the Merger, including but not limited to the following: (i) the Agreement and related documents; (ii) the proxy statement/prospectus of Sovereign/First Essex Bancorp, Inc.; (iii) Sovereign’s Form 8-K filed January 26, 2004 containing the Sovereign/Seacoast Financial Services Corporation (“Seacoast”) Agreement and Plan of Merger dated January 26, 2004 and related press release; (iv) Sovereign’s investor presentation regarding its acquisition of Seacoast; (v) Seacoast’s Form 10-K for the years ended December 31, 2002, 2001 and 2000, Form 10- Q for the periods ended September 30, 2003, June 30, 2003 and March 31, 2003; (vi) Sovereign’s and Waypoint’s 2003 year-end earnings releases on form 8-K dated January 21, 2004 and January 22, 2004, respectively (vii) Sovereign’s Form 10-K for the years ended December 31, 2002, 2001 and 2000, Form 10-Q for the periods ended September 30, 2003, June 30, 2003 and March 31, 2003; (viii) Sovereign’s Proxy Statement Dated April 24, 2003; (ix) Waypoint’s Form 10-K for the years ended December 31, 2002, 2001 and 2000, Form 10-Q for the periods ended September 30, 2003, June 30, 2003 and March 31, 2003; (x) Waypoint’s Proxy Statement Dated May 22, 2003; (xi) the historical stock prices and trading volume of Sovereign’s common stock (xii) certain operating and financial information provided to Ryan Beck by the management of Sovereign relating to its business and prospects; (xiii) the publicly available financial data of commercial banking and thrift organizations which Ryan Beck deemed generally comparable to Sovereign; (xiv) the historical stock prices and trading volume of Waypoint’s common stock; (xv) certain operating and financial information provided to Ryan Beck by the management of Waypoint relating to its business and prospects; (xvi) the publicly available financial data of thrift organizations which Ryan Beck deemed generally comparable to Waypoint; and (xvii) the terms of recent acquisitions of thrift organizations which Ryan Beck deemed generally comparable in whole or in part to Waypoint. We also conducted or reviewed such other studies, analyses, inquiries and examinations as we deemed appropriate.

While we have taken care in our investigation and analyses, we have relied upon and assumed the accuracy, completeness and fairness of the financial and other information provided to us by the respective institutions or which was publicly available and have not assumed any responsibility for independently verifying such information. We have also relied upon the management of Waypoint as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us and in certain instances we have made certain adjustments to such financial and

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Waypoint Financial Corp.
March 8, 2004

operating forecasts, which in our judgment were appropriate under the circumstances. In addition, we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of management. Ryan Beck is not an expert in evaluating loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses. Therefore, Ryan Beck has not assumed any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses set forth in the balance sheets of Sovereign and Waypoint at December 31, 2003, and Ryan Beck assumed such allowances were adequate and complied fully with applicable law, regulatory policy, sound banking practice and policies of the Securities and Exchange Commission as of the date of such financial statements. We also assumed that the merger in all respects is, and will be consummated in compliance with all laws and regulations applicable to Sovereign and Waypoint and that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Sovereign, Waypoint, or the combined entity, as the case may be, or on the contemplated benefits of the Merger, including the expected synergies. We have not made or obtained any independent evaluations or appraisals of the assets and liabilities of either Sovereign or Waypoint or their respective subsidiaries, nor have we reviewed any loan files of Sovereign or Waypoint or their respective subsidiaries.

In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate in the circumstances. Our opinion is necessarily based on economic, market and other conditions and projections as they exist and can be evaluated on the date hereof.

We have been retained by the Board of Directors of Waypoint as an independent contractor to determine whether the consideration offered to Waypoint Shareholders in the Merger as provided and described in the Agreement is fair, from a financial point of view, to Waypoint shareholders. Ryan Beck will receive a fee for its services, a significant portion of which is due upon consummation of the Merger. Ryan Beck has had an extensive investment banking relationship with Waypoint including acting as offering manager and advisor to Waypoint with regard to its second step conversion and acquisition of York Financial Corp. in October 2000. Ryan Beck’s research department provides published investment analysis on Waypoint and Ryan Beck acts as a market maker in Waypoint common stock. Ryan Beck has had an investment banking relationship with Sovereign. On December 10, 2001 Ryan Beck acted as one of several co-managers with respect to Sovereign’s trust preferred securities offering. Ryan Beck’s research department provides published investment analysis on Sovereign. Ryan Beck acts as a “third-market” market maker in Sovereign common stock and acts as a market maker in Sovereign trust preferred securities.

Ryan Beck acted as financial advisor to Seacoast Financial Services Corporation, a company Sovereign entered into a definitive agreement to acquire on January 25, 2004.

In the ordinary course of our business as a broker-dealer, we may actively trade equity securities of Waypoint and equity, trust preferred and debt securities of Sovereign for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Waypoint and does not constitute a recommendation to any shareholder of Waypoint as to how such shareholder should vote at any shareholder meeting held in connection with the merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent. We have not considered, nor are we expressing any opinion herein with respect to, the price at which Sovereign Common Stock will trade following the consummation of the Merger.

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Waypoint Financial Corp.
March 8, 2004

Based upon and subject to the foregoing it is our opinion as investment bankers that the consideration offered to Waypoint shareholders in the Merger as provided and described in the Agreement is fair to the holders of Waypoint common stock from a financial point of view.

Very truly yours,

/s/ Ryan Beck & Co., Inc.

Ryan Beck & Co., Inc.